Form 10-K, Exhibit 13
period 1993-12-31
STAR BANC CORP /OH/
filed 1994-03-31
CIK 36678

Financial Highlights
(dollars in thousands except per share data)

                                  1993     % change      1992   % change        1991
For The Year:
  Net income                      $100,273      31.7%    $ 76,119     15.6%     $ 65,832
Per Share:
 Primary earnings                   $ 3.36      30.9%      $ 2.57     14.5%       $ 2.24
 Fully diluted earnings               3.30      30.6         2.53     13.6          2.23
 Common dividends declared            1.16      11.5         1.04      4.0          1.00
 Preferred dividends declared         6.00         -         6.00        -          3.00
 Year-end book value per
  common share outstanding           22.33      11.1        20.09      8.1         18.58
 Year-end market value per
  common share                       35.00      (2.8)       36.00     44.0         25.00
Average Balances:
  Total assets                  $7,542,798       5.2%  $7,171,898     13.2%   $6,336,096
  Earning assets                 7,003,053       5.3    6,652,072     13.4     5,865,153
  Loans, net of
   unearned interest             5,146,341       4.5    4,926,900      4.4     4,718,795
  Deposits                       6,121,859       4.1    5,880,471     13.3     5,192,155
  Shareholders equity              640,868      10.6      579,486      9.5       529,312
At Year-End:
  Common shares issued and
   outstanding                  29,606,665              29,216,453            28,902,688
  Number of common
   shareholders                      7,901                   8,008                 7,501
  Number of employees                3,540                   3,696                 3,786
Ratios:
  Return on average assets            1.33%                   1.06%                 1.04%
  Return on average equity           15.65                   13.14                 12.44
  Average shareholders equity
   to average total assets            8.50                    8.08                  8.35
  Risk-based capital ratios:(a)
    Tier 1                           11.10                   10.64                 10.70
    Total                            12.41                   11.99                 12.10
  Leverage ratio                      8.23                    7.42                  7.90
  Net interest margin                 4.67                    4.70                  4.69
  Noninterest expense to
   net revenue                       57.06                   61.34                 60.33
  Noninterest income as a
   percent of net revenue            25.68                   24.16                 22.95
- -----------------------------------------------------------------------------------------
Excluding Restructuring Charge:
  Net income                      $100,273      25.2%     $ 80,079    21.6%     $ 65,832
  Primary earnings per share          3.36      24.3          2.70    20.5          2.24
  Fully diluted earnings
   per share                          3.30      24.1          2.66    19.5          2.23
  Return on average assets            1.33%                   1.12%                 1.04%
  Return on average equity           15.65                   13.82                 12.44
  Noninterest expense to
   net revenue                       57.06                   59.88                 60.33
- -----------------------------------------------------------------------------------------
(a) Risk-based capital ratios for 1991 have been restated based on 1992 final guidelines.

5 YEAR LINE CHARTS OF NET INCOME, EPS, DIVIDENDS, AVERAGE BALANCES AND VARIOUS RATIOS:
                                1989      1990      1991      1992      1993
Return on Average Equity       12.95%    13.39%    12.44%    13.14%    15.65%
(In Percents)

Return on Average Assets        1.02      1.08      1.04      1.06      1.33
(In Percents)

Net Interest Margin             4.52      4.58      4.69      4.70      4.67
(In Percents)

Noninterest Expense to
 Net Revenue                   59.70     57.49     60.33     61.34     57.06
(In Percents)

Net Charge-Offs to
Average Loans                   0.74      0.73      0.79      0.74      0.56
(In Percents)

Average Shareholders Equity
to Average Total Assets         7.88      8.04      8.35      8.08      8.50
(In Percents)

Earnings Per Share
Fully Diluted                  $2.01     $2.23     $2.23     $2.53     $3.30
(In Dollars)

Common Dividends Declared
 Per Share                      0.88      0.96      1.00      1.04      1.16
(In Dollars)

Average Shareholders Equity   448.1     484.5     529.3     579.5     640.9
(In Millions of Dollars)

Average Total Asset             5.69      6.02      6.34      7.17      7.54
(In Billions of Dollars)

Dividend Payout Rati           43.57     42.67     44.33     40.35     34.41
(In Percents)

MANAGEMENT'S DISCUSSION AND ANALYSIS
- --------------------------------------------------------------------------------
OVERVIEW
Net income of Star Banc Corporation ("the corporation") totaled
$100,273,000 in 1993, increasing from $76,119,000 in 1992 and $65,832,000 in
1991. Primary and fully diluted earnings per share in 1993 amounted to $3.36 and $3.30, respectively. This compares favorably to primary earnings per share of $2.57 in 1992 and $2.24 in 1991 and fully diluted earnings per share of $2.53 in 1992 and $2.23 in 1991.
  The corporation's return on average assets increased to 1.33 percent in 1993, compared to 1.06 percent in 1992 and 1.04 percent in 1991. Return on average shareholders' equity was 15.65 percent in 1993, 13.14 percent in 1992 and 12.44 percent in 1991.
  1992 results were adversely impacted by a one-time restructuring charge of $6,000,000 pre-tax or $3,960,000 after tax. This charge was a result of a comprehensive restructuring program which began in 1992 and was designed to evaluate and examine every aspect of the organization in an effort to enhance revenues, as well as control costs by eliminating duplication of efforts, low value activities and costs, unprofitable products and non-productive systems.
In 1993, as part of the restructuring program, the corporation merged its ten subsidiary banks into three, Star Bank, N.A. (Ohio), Star Bank, N.A., Kentucky and Star Bank, N.A., Indiana. In addition, the back office operations for most departments were centralized into Star Bank, N.A., the corporation's lead bank.
  On June 19, 1992, the corporation's largest subsidiary, Star Bank, N.A.,
("the bank") purchased 28 Cleveland area branch offices from Ameritrust Company National Association. This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In this transaction the bank acquired $263 million in securities, $111 million in loans and $937 million in deposits. The difference between the amounts of securities, loans and deposits, less amounts for fixed assets and the purchase premium, was received in the form of $557 million in cash. The cash received was invested in U.S. Government Agency issued mortgage-backed securities.
  On July 1, 1991, the corporation acquired all of the outstanding common shares of Kentucky Bancorporation, Inc. ("KBI"), a multi-bank holding company with total assets of $393 million headquartered in Covington, Kentucky. As the acquisition of KBI was accounted for as a purchase, aacquired and liabilities assumed were recorded at fair value, the corporation's financial statements include KBI's operating results only from the date of acquisition.
  Total assets at December 31, 1993 were $7.64 billion, down slightly from $7.72 billion a year earlier. Total loans, net of unearned interest, amounted to $5.29 billion at the end of 1993, compared to $4.99 billion at the end of 1992. Deposits totaled $6.02 billion and $6.40 billion at December 31, 1993 and 1992, respectively. Despite the effects of a sluggish economy, the corporation experienced increases in loan volume throughout 1993, led by the real estate and consumer loan areas.

- --------------------------------------------------------------------------------
RESULTS OF OPERATIONS

NET INTEREST INCOME
Net interest income, the difference between total interest income and total interest expense, is the corporation's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those interest-earning assets, and the cost of supporting funds. The difference between rates earned on interest-earning assets (with an adjustment made to tax-exempt income to provide comparability with taxable income) and the cost of supporting funds, is measured by the net interest margin.
  Net interest income increased 4.9 percent in 1993 and 14.5 percent in 1992. The increase in 1993 was due to an increase in interest-earning assets, which resulted from increased loan volume and a full year's effect of the Ameritrust branch purchase. The 1992 increase was due primarily to an increase in interest-earning assets, which was a result of the purchase of the Ameritrust branch offices noted above. The average amount of interest-earning assets held by the corporation increased 5.3 percent in 1993 and 13.4 percent in 1992. The net interest margin amounted to 4.67 percent in 1993, 4.70 percent in 1992, and
4.69 percent in 1991.
  The slight decline in net interest margin in 1993 was a result of the Ameritrust branch office acquisition, which contributed positively to net interest income in 1993, but reduced net interest margin due to the earning asset growth being supported solely by deposits. The full year's effect of the Ameritrust purchase had a greater impact on net interest margin in 1993 as compared to 1992. Partially offsetting this negative impact was an increase in the spread between rates earned on interest-earning assets and rates paid on supporting funds, in addition to a larger percentage of earning assets being supported by noninterest-bearing deposits in 1993. The improvement in net interest margin in 1992 was primarily due to the widening of interest rate spreads and a change in mix of funding sources with a greater reliance on lower cost savings, NOW, money market deposit accounts and short-term borrowings. The improvement in 1992 was somewhat limited by the Ameritrust branch office acquisition.
  In the fourth quarter of 1993, the corporation reduced its investments in money market instruments and reinvested these funds in investment securities.
In addition, the corporation entered into interest rate swap agreements with a notional value of $490 million. These changes were implemented to reduce the corporation's exposure to adverse changes in interest rates and as a result improve the net interest margin.
  Table 1 provides detailed information as to average balances, interest income and expense, and rates earned or paid by major balance sheet category for the years 1991 through 1993. Table 2 provides an analysis of the changes in net interest income attributable to changes in volume of interest-earning assets or interest-bearing liabilities and to changes in rates earned or paid.
  To minimize the volatility of net interest income that may result from fluctuating interest rates, the corporation controls its exposure to adverse changes in interest rates by striving to maintain a balance between amounts of interest-earning assets and interest-bearing liabilities which are expected to mature or be subject to repricing at any point in time. Table 3 demonstrates that, as of December 31, 1993, the corporation's exposure to changes in interest rates was minimal.

Table 1-AVERAGE BALANCE SHEETS AND AVERAGE RATES- For the years ended December 31.
(dollars in thousands)
                                       1993                           1992                          1991
                            Daily             Average       Daily             Average       Daily             Average
                           Average   Interest   Rate       Average   Interest   Rate       Average   Interest   Rate
Assets:
Commercial loans        $1,740,501   $130,477   7.50%   $1,732,481   $136,960   7.91%    $1,739,000  $169,597   9.75%
Real estate loans        2,045,011    166,225   8.13     1,903,523    171,086   8.99      1,725,952   173,540  10.05
Retail loans             1,360,829    127,392   9.36     1,290,896    138,401  10.72      1,253,843   151,515  12.08
  Total loans            5,146,341    424,094   8.24     4,926,900    446,447   9.06      4,718,795   494,652  10.48
Federal funds sold and
 securities purchased
 under agreements
 to resell                 258,416      8,094   3.13       324,641     11,568   3.56        249,016    14,409   5.79
Taxable investment
 securities              1,554,028     85,996   5.53     1,282,084     81,001   6.32        810,251    65,908   8.13
Non-taxable investment
 securities                 38,182      3,029   7.93        59,833      4,710   7.86         73,160     6,713   9.17
Interest-bearing
 deposits in banks           6,086        237   3.90        58,614      2,174   3.71         13,931       935   6.71
    Total interest-
     earning assets      7,003,053    521,450   7.45     6,652,072    545,900   8.21      5,865,153   582,617   9.93
Cash and due
 from banks                349,096                         309,408                          288,161
Allowance for
 loan losses               (84,754)                        (77,809)                         (71,681)
Other assets               275,403                         288,227                          254,463
    Total assets        $7,542,798                      $7,171,898                       $6,336,096

Liabilities and Shareholders' Equity:
Savings and
 NOW deposits           $1,773,360   $ 45,673   2.58%   $1,233,843   $ 39,752   3.22%    $  784,465  $ 35,889   4.57%
Money market
 deposit accounts          958,987     24,992   2.61     1,176,956     38,184   3.24        960,246    49,249   5.13
Time deposits $100,000
 and over                  433,412     16,540   3.82       506,359     23,961   4.73        628,525    43,086   6.86
Time deposits under
 $100,000                1,919,959     83,717   4.36     2,037,975    108,442   5.32      2,052,967   149,188   7.27
Short-term borrowings      621,482     17,752   2.86       498,014     16,883   3.39        463,024    25,282   5.46
Long-term debt              54,308      6,017  11.08        59,906      5,816   9.71         45,937     4,639  10.10
   Total interest
    bearing liabilities  5,761,508    194,691   3.38     5,513,053    233,038   4.23      4,935,164   307,333   6.23
Noninterest-bearing
 deposits                1,036,141                         925,338             765,952
Other liabilities          104,281                         154,021             105,668
Shareholders' equity       640,868                         579,486             529,312
   Total liabilities
    and shareholders
    equity              $7,542,798                      $7,171,898                       $6,336,096
- ---------------------------------------------------------------------------------------------------------------------
Net interest margin                             4.67%                           4.70%                           4.69%
Interest rate spread                            4.07                            3.98                            3.70
- ---------------------------------------------------------------------------------------------------------------------
Note: Interest and average rate are presented on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent for 1993 and 34 percent for 1992 and 1991.
The total of nonaccrual loans is included in the daily average balance.

Table 2 -VOLUME/RATE VARIANCE ANALYSIS-
(dollars in thousands)                  Change from 1992 to 1993             Change from 1991 to 1992
                                      Volume       Rate      Total         Volume       Rate      Total
Increase (decrease) in:
Interest income:
  Commercial loans                   $   210   $ (6,693)  $ (6,483)       $  (636)  $(32,001)  $(32,637)
  Real estate loans                   11,561    (16,422)    (4,861)        16,856    (19,310)    (2,454)
  Retail loans                         6,103    (17,112)   (11,009)         4,364    (17,478)   (13,114)
    Total loans                       17,874    (40,227)   (22,353)        20,584    (68,789)   (48,205)
  Taxable investment securities       15,888    (10,893)     4,995         32,138    (17,045)    15,093
  Non-taxable investment securities   (1,722)        41     (1,681)        (1,123)      (880)    (2,003)
  Federal funds sold and securities
   purchased under agreements
   to resell                          (2,182)    (1,292)    (3,474)         3,644     (6,485)    (2,841)
  Interest-bearing deposits in banks  (2,043)       106     (1,937)         1,821       (582)     1,239
    Total                             27,815    (52,265)   (24,450)        57,064    (93,781)   (36,717)

Interest expense:
  Savings and NOW deposits            14,929     (9,008)     5,921         16,522    (12,659)     3,863
  Money market deposit accounts       (6,435)    (6,757)   (13,192)         9,585    (20,650)   (11,065)
  Time deposits $100,000 and over     (3,177)    (4,244)    (7,421)        (7,363)   (11,762)   (19,125)
  Time deposits under $100,000        (6,006)   (18,719)   (24,725)        (1,080)   (39,666)   (40,746)
  Short-term borrowings                3,477     (2,608)       869          1,790    (10,189)    (8,399)
  Long-term debt                        (574)       775        201          1,362       (185)     1,177
    Total                              2,214    (40,561)   (38,347)        20,816    (95,111)   (74,295)
- --------------------------------------------------------------------------------------------------------
Net variance                         $25,601   $(11,704)  $ 13,897        $36,248   $  1,330   $ 37,578
- --------------------------------------------------------------------------------------------------------
Note: Interest on non-taxable loans and securities is computed on a fully-taxable equivalent basis.
The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

TABLE 3 -INTEREST RATE SENSITIVITY (Gap Analysis)-
                                                              0-90    91-180    181-270    271-365     Over 1
As of December 31, 1993 (dollars in millions)       Total     Days      Days       Days       Days      Year
Interest-Earning Assets:
  Loans                                            $5,294   $2,277      $382       $349       $341     $1,945
  Investment securities                             1,600      277       300        237        115        671
  Money market instruments                            173      173         -          -          -          -
    Total                                           7,067    2,727       682        586        456      2,616
Interest-Bearing Liabilities:
Deposits:
  Savings and NOW                                   1,822      152       152        152        152      1,214
  Other interest-bearing deposits                   2,993    1,263       338        425        207        760
  Short-term borrowings                               816      816         -          -          -          -
  Long-term debt                                       52        5         3          2          -         42
    Total                                           5,683    2,236       493        579        359      2,016
Interest rate swap position                             -     (295)     (195)         -          -        490
Total gap                                           1,384      196        (6)         7         97      1,090
Cumulative gap                                     $    -   $  196      $190       $197       $294     $1,384
- --------------------------------------------------------------------------------------------------------------
Note: Savings and NOW accounts are subject to immediate withdrawal. However, for the purpose of the above analysis these accounts are reported based on a historical analysis of Star Bank accounts.

- --------------------------------------------------------------------------------
NONINTEREST INCOME
Noninterest income is a growing source of revenue, representing 25.7 percent of the corporation's tax-equivalent net revenues in 1993, compared to 24.2 percent in 1992 and 23.0 percent in 1991. Noninterest income, exclusive of the effects of securities transactions, increased 14.0 percent in 1993, following a 18.2 percent increase in 1992. Growth occurred in several areas, led by trust income, service charges on deposits and fees from other banking services.
  Trust income increased 8.5 percent to $35.8 million in 1993, following a 4.6 percent increase in 1992. The increase in 1993 revenue was attributable to expansion of Star Bank, N.A.'s proprietary mutual funds, continued expansion of the customer base and fee adjustments in certain product lines. The 1992 growth in revenue was attributable to expansion of the customer base and continued implementation of a new fee schedule established in 1991. At year-end 1993, total trust assets (both discretionary and non-discretionary) amounted to $13.0 billion, compared to $11.6 billion at the end of 1992 and $11.1 billion at the end of 1991.
  Service charges on deposits increased $6.6 million or 23.1 percent in 1993, following a 23.2 percent increase in 1992. The 1993 increase was due to increases in deposit levels and activity, additional charges on particular product lines and a full year's impact of the purchase of the Ameritrust branch offices in 1992. The 1992 increase was related in part to the Ameritrust branch purchase which contributed to a 17.9 percent increase in total deposits for the year. All other service charges and fees increased 10.4 percent in 1993, following a 20.4 percent increase in 1992. The increase in service charges and fees was reduced approximately $1.1 million due to accelerated amortization and write-downs of excess servicing fees, which resulted from the unprecedented level of refinancing activity that has taken place as mortgage rates declined in 1993. Excluding the accelerated amortization and write-down of excess servicing fees, mortgage servicing income increased $1.0 million or 34.9 percent in 1993.
  All other income amounted to $9.9 million in 1993, $8.5 million in 1992 and $5.0 million in 1991. Gains on sales of residential real estate loans were $3.6 million in 1993, $3.2 million in 1992, and $.8 million in 1991. The continued increases in gains on sales of residential real estate loans are due to the extremely high volume of loan originations and resulting expansion of the mortgage loan servicing portfolio, which the corporation has experienced in 1992 and 1993. Future gains on sales of residential real estate loans on the secondary market are a function of changes in the rate environment and origin-ation volume and, therefore, difficult to project.
  Table 4 provides a summary of changes in noninterest income for the last three years.

TABLE 4 -NONINTEREST INCOME-
                                                                      % Increase/    % Increase/
                                                                       (decrease)     (decrease)
As of December 31 (dollars in thousands)    1993      1992      1991    1993/1992      1992/1991
Trust                                   $ 35,768   $32,963   $31,517        8.51%         4.59%
Service charges on deposits               35,460    28,817    23,400       23.05         23.15
Credit card fees                          10,848    10,092    10,442        7.49         (3.35)
Mortgage banking(a)                        6,587     5,994     1,672        9.89        258.49
Other service charges and fees            17,812    15,769    12,496       12.96         26.19
Investment securities gains/(losses)-net     157       719    (1,738)     (78.16)            -
All other noninterest income               6,258     5,290     4,192       18.30         26.19
- ------------------------------------------------------------------------------------------------
  Total noninterest income              $112,890   $99,644   $81,981       13.29%        21.55%
- ------------------------------------------------------------------------------------------------
(a) Mortgage banking income consists of mortgage loan servicing fees and gains on sales of residential real estate loans.

- --------------------------------------------------------------------------------
NONINTEREST EXPENSE
Total noninterest expense, excluding the one-time restructuring charge in 1992, increased slightly to $250.8 million in 1993, compared to $247.0 million in 1992, and $215.5 million in 1991. The acquisition of the 28 branch offices in Cleveland from Ameritrust Company, N.A. increased noninterest expenses by approximately $9.0 million in 1993. Despite this increase, noninterest expense grew only $3.8 million or 1.6 percent in 1993. In 1992, noninterest expense increased $31.5 million or 14.6 percent, of which approximately $13.2 million was attributable to the acquisition of the Ameritrust branch offices. In addition, 1992 expense reflected a full year's effect of the 1991 mid-year acquisition of KBI.
  In 1993, noninterest expense levels have begun to reflect the positive impact created by implementation of the corporation's restructuring program. As part of the restructuring program the corporation has continued to centralize and streamline operations, including merging its ten subsidiary banks into three banks, Star Bank, N.A. (Ohio), Star Bank, N.A., Kentucky and Star Bank, N.A., Indiana. Lower noninterest expense levels contributed to the improvement in the corporation's noninterest expense ratio which declined to 57.1 percent in 1993, compared to 59.9 percent in 1992 (excluding the restructuring charge), and 60.3 percent in 1991.
  Salary expense declined 2.6 percent in 1993, following a 13.0 percent increase in 1992. Pension and other employee benefits increased 4.3 percent in 1993 and 16.4 percent in 1992. Salary expense declined as a result of a decrease in the number of full time equivalent employees in 1993. Benefits increased in 1993 as a result of the change to accrual basis for recognition of postretirement benefits expense as required by SFAS No. 106, which is described further below. Increases in salaries and benefits for 1992 were due in part to the purchase of the Ameritrust branch offices.
  In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106 (SFASNo. 106) related to employer's accounting for postretirement benefits other than pension. Although it applies to all forms of postretirement benefits, the Statement principally focuses on postretirement health care benefits and requires companies to accrue, during the period that the employee renders service to the company, the expense of providing such benefits. The corporation adopted SFAS No. 106 in 1993. The accumulated postretirement benefit obligation of approximately $5.5 million as of the date of adoption is being amortized on a straight-line basis over the expected future lifetime of the retirees under the plan of 14 years. The net periodic postretirement benefit expense recognized by the corporation was $789,000 in 1993.
  Equipment expense declined 2.7 percent in 1993, following a 8.9 percent increase in 1992. The decline in equipment expense in 1993 is a result of a reduction in equipment lease expense as the corporation purchased various types of equipment which had been leased previously. Occupancy expense increased 12.3 percent in 1993 and 22.7 percent in 1992. The occupancy expense increases were due to the purchase of the former Ameritrust branch offices in 1992 and a full year's effect of the acquisition of KBI on 1992 expense levels.
  All other expenses, excluding the one-time restructuring charge in 1992, increased $4.1 million or 4.3 percent in 1993, following a 15.8 percent increase in 1992. The 1993 increase was due in part to a $3.7 million increase in amortization of purchased mortgage servicing rights (PMSR's), in addition to a full year's effect of the Ameritrust transaction. Amortization of PMSR's increased as a result of a 40.3 percent increase in the mortgage servicing portfolio and an acceleration of amortization due to the unprecendented level of refinancing activity previously described. The 1992 increase is largely due to increases in FDIC insurance, marketing expenses and amortization of intangible assets related to the purchase of the former Ameritrust branch offices. FDIC insurance premiums increased $1.1 million in 1993, following a $1.8 million increase in 1992. The 16.6 percent increase in FDIC insurance premiums in 1992 is the result of a 17.9 percent increase in deposits.
  Table 5 provides a summary of changes in noninterest expense for the last three years.

TABLE 5 -NONINTEREST EXPENSE-
                                                                       % Increase/    % Increase/
                                                                        (decrease)     (decrease)
As of December 31 (dollars in thousands)    1993      1992      1991     1993/1992      1992/1991
Salaries                                $ 97,347  $ 99,900  $ 88,416       (2.56)%         12.99%
Pension and other employee benefits       19,237    18,438    15,835        4.33           16.44
Equipment expense                         16,629    17,098    15,704       (2.74)           8.88
Occupancy expense-net                     17,717    15,781    12,866       12.27           22.66
FDIC insurance                            13,987    12,933    11,091        8.15           16.61
State taxes                                9,052     8,676     7,463        4.32           16.25
All other noninterest expense             76,880    74,185    64,153        3.63           15.64
- -------------------------------------------------------------------------------------------------
                                         250,849   247,011   215,528        1.55           14.61
Restructuring charge                           -     6,000         -           -               -
- -------------------------------------------------------------------------------------------------
   Total noninterest expense            $250,849  $253,011  $215,528       (0.85)%         17.39%
- -------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
INCOME TAXES
The corporation's effective tax rate was 34.3 percent in 1993, compared to 33.3 percent in 1992 and 31.4 percent in 1991. The increase in 1993 is due primarily to the Budget Reconciliation Act passed by Congress in 1993. Under this new law, the corporate income tax rate increased from 34 percent to 35 percent, effective January 1, 1993. This increase in the corporate income tax rate, resulted in a $1.4 million increase in the corporation's income tax expense in 1993, net of a slight adjustment to deferred taxes.
  The remaining increases in the corporation's effective tax rate were due to a shift in recent years from non-taxable sources of income toward taxable sources of income. This change was initiated by management due to current tax law which discourages investment in certain tax-exempt loans and securities.
  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes." SFAS No. 109 supersedes SFAS No. 96, which was adopted by the corporation in 1988. The adoption of SFAS No. 109 in 1993 did not impact the financial condition or results of operations of the corporation. Additional disclosures of deferred taxes required by SFAS No. 109 are shown in Note 9 in the Notes to Consolidated Financial Statements.
- -------------------------------------------------------------------------------
BALANCE SHEET

LOANS
Loans, net of unearned interest, amounted to $5.29 billion at December 31, 1993, compared to $4.99 billion at December 31, 1992, an increase of $301 million. Despite the continued sluggish economic conditions, the corporation experienced increases in loan volumes throughout 1993, led by the retail and real estate loan areas.
  Table 6 provides a summary of loans by type at year-end for each of the past five years. Table 7 provides maturity distribution data for selected types of loans.
  In 1991, the corporation formed a mortgage banking department to manage originations, secondary market sales and servicing of residential mortgages on a corporatewide basis. Due to the continued decline in market interest rates in 1993, originations of residential real estate loans were extremely heavy. During 1993, the corporation sold $618 million of residential mortgage loans into the secondary market, this increase in loan servicing led to an increase in service fee income. As of December 31, 1993, the corporation serviced $1.4 billion in mortgage loans for outside investors, an increase of 40.3 percent from 1992.

TABLE 6 -LOANS BY TYPE-
As of December 31 (dollars in thousands)      1993        1992       1991        1990        1989
Commercial                               $1,789,695  $1,731,181  $1,685,188  $1,798,784  $1,703,183
Real estate construction and development    180,470     192,975     192,220     211,315     229,697
Commercial real estate mortgage             909,084     801,490     644,657     483,520     459,317
Residential real estate mortgage            997,747     969,512   1,063,809     875,536     738,818
Credit cards                                172,534     173,271     173,161     161,078     151,716
Other retail                              1,290,281   1,170,948   1,152,852   1,094,639   1,062,645
- ----------------------------------------------------------------------------------------------------
   Total loans                           $5,339,811  $5,039,377  $4,911,887  $4,624,872  $4,345,376

Percent of total loans by type
Commercial                                    33.52%      34.35%      34.31%      38.89%      39.20%
Real estate construction and development       3.38        3.83        3.91        4.57        5.29
Commercial real estate mortgage               17.02       15.90       13.12       10.46       10.57
Residential real estate mortgage              18.69       19.24       21.66       18.93       17.00
Credit cards                                   3.23        3.44        3.53        3.48        3.49
Other retail                                  24.16       23.24       23.47       23.67       24.45
- ----------------------------------------------------------------------------------------------------
   Total loans                               100.00%     100.00%     100.00%     100.00%     100.00%
- ----------------------------------------------------------------------------------------------------

TABLE 7 -SELECTED LOAN MATURITY DISTRIBUTION-
                                                                 Over One          Over
                                                  One Year   Through Five          Five
As of December 31, 1993 (dollars in thousands)     or Less          Years         Years         Total
Commercial                                      $1,062,248       $629,764      $ 97,683    $1,789,695
Real estate construction and development            90,657         82,381         7,432       180,470
   Total                                        $1,152,905       $712,145      $105,115    $1,970,165
- -----------------------------------------------------------------------------------------------------
Total of these selected loans due after one year with:
   Predetermined interest rate                                                               $319,133
   Floating interest rate                                                                     498,127
- -----------------------------------------------------------------------------------------------------

ASSET QUALITY
As of December 31, 1993, the allowance for loan losses was $83.2 million or
1.57 percent of total loans, net of unearned interest. This is comparable to $79.0 million or 1.58 percent of total loans, net of unearned interest, as of December 31, 1992. The provision for loan losses totaled $33.0 million in 1993, $40.9 million in 1992 and $39.9 million in 1991.
  Table 8 provides a summary of activity in the allowance for loan losses account by type of loan. As shown in Table 8, net charge-offs as a percentage of average outstanding loans improved significantly in 1993 to 0.56 percent, compared to 0.74 percent in 1992 and 0.79 percent in 1991. Net charge-offs in 1993 declined significantly in the retail loan portfolio due in part to a strengthening in underwriting in the installment and credit card areas. The corporation also experienced declines in the levels of charge-offs in the commercial real estate and real estate construction areas.

TABLE 8 -SUMMARY OF LOAN LOSS EXPERIENCE-
As of December 31 (dollars in thousands)        1993        1992        1991        1990        1989
Average loans-net of unearned interest    $5,146,341  $4,926,900  $4,718,795  $4,452,993  $4,054,382
- -----------------------------------------------------------------------------------------------------
Allowance for loan losses:
  Balance-beginning of year               $   78,953  $   73,805  $   65,938  $   57,433  $   51,931
    Charge-offs:
      Commercial                             (20,752)    (19,529)    (17,718)    (15,298)    (11,628)
      Real estate                             (2,516)     (4,465)     (3,064)     (4,091)     (6,083)
      Retail                                 (16,854)    (23,890)    (24,265)    (19,946)    (18,240)
        Total charge-offs                    (40,122)    (47,884)    (45,047)    (39,335)    (35,951)
    Recoveries:
      Commercial                               3,372       3,083       1,769       1,126       1,484
      Real estate                                633         252         208          67          77
      Retail                                   7,312       8,020       6,000       5,462       4,474
        Total recoveries                      11,317      11,355       7,977       6,655       6,035
        Net charge-offs                      (28,805)    (36,529)    (37,070)    (32,680)    (29,916)
    Provision charged to earnings             33,008      40,898      39,913      40,417      35,418
    Net allowances of banks or offices
      acquired/sold                                -         779       5,024         768           -
- -----------------------------------------------------------------------------------------------------
  Balance-end of year                     $   83,156  $   78,953  $   73,805  $   65,938  $   57,433
- -----------------------------------------------------------------------------------------------------
Ratio of net charge-offs to average loans       0.56%       0.74%       0.79%       0.73%       0.74%
Ratio of allowance for loan
  losses to end of year loans,
  net of unearned interest                      1.57        1.58        1.52        1.45        1.35
- -----------------------------------------------------------------------------------------------------

Tables 9 and 10 provide information related to nonperforming assets and loans
90 days or more past-due. Due to reductions in nonaccrual loans and other real estate owned, nonperforming assets declined $16.9 million at December 31, 1993, compared to the level a year earlier. Nonperforming assets as a percentage of total loans and other real estate owned decreased to 1.04 percent at December 31, 1993, compared to 1.44 percent a year earlier. Nonperforming loans as a percentage of total loans decreased to 0.96 percent at December 31, 1993, compared to 1.27 percent at December 31, 1992. The majority of the decrease in nonperforming loans was achieved in the commercial loan and real estate construction areas.
  Other real estate owned, which is recorded at the lower of cost or fair value, represents real estate of which the corporation has taken ownership in partial or total satisfaction of loans or where a loan has been reclassified as an in-substance foreclosure. Other real estate owned was $4.0 million at December 31, 1993, a decrease of $4.3 million from December 31, 1992. This was achieved primarily through the sale of property held. There were no significant additions to other real estate owned in 1993. Due to the uncertainty of economic conditions, it is difficult to project future levels of nonperforming assets.
  Management is not aware of any material amounts of loans outstanding, not disclosed in Tables 9 and 10, where there is significant uncertainty as to the ability of the borrower to comply with present payment terms. In addition, as of December 31, 1993, there were no significant other interest-earning assets classified as nonperforming or past-due 90 days or more. The corporation's credit exposure to foreign countries is not significant.
  Responsibility for the establishment of policy and direction of the loan portfolio lies with the Credit Policy Management Group. Composed of members of senior management, this group determines and oversees the execution of strategies for the growth and development of the loan portfolio. To maintain the level of credit risk at an appropriate level, the group sets underwriting standards and internal lending limits and provides for proper diversification by monitoring and placing constraints on concentrations of credit within the portfolio on a consolidated basis.
  In monitoring the level of credit risk within the loan portfolio, the corporation utilizes a corporatewide loan tracking program. As part of this program, risk ratings are individually assigned to each commercial and commercial real estate loan within the portfolio and reported to management on a monthly basis. Risk ratings are independently reviewed for propriety by the corporation's loan review department. The system provides for the proper measurement of the level of risk within the portfolio and facilitates appropriate management and control.
  Management does not allocate the allowance for loan losses to specific categories of loans. The amount of the provision for loan losses necessary to maintain the adequacy of the allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent informa-tion. The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. It is management's opinion that the allowance for loan losses at December 31, 1993 was adequate to absorb all anticipated losses in the loan portfolio as of that date.

TABLE 9 -NONPERFORMING ASSETS-
As of December 31 (dollars in thousands)      1993      1992      1991      1990      1989
Loans on nonaccrual status                 $50,687   $62,299   $55,473   $53,365   $29,033
Loans which have been renegotiated             249     1,223     1,852     2,077     1,027
      Total nonperforming loans             50,936    63,522    57,325    55,442    30,060
Other real estate owned                      3,984     8,327    28,753    27,734    14,618
      Total nonperforming assets           $54,920   $71,849   $86,078   $83,176   $44,678
- ------------------------------------------------------------------------------------------
Percentage of nonperforming loans
  to loans, net of unearned interest          0.96%     1.27%     1.18%     1.22%     0.70%
Percentage of nonperforming assets
  to loans, net of unearned interest
  and other real estate owned                 1.04      1.44      1.76      1.81      1.04
Percentage of allowance for loan
  losses to nonperforming loans             163.26    124.29    128.75    118.93    191.06

Loans past-due 90 days or more             $15,200   $15,529   $22,302   $17,464   $26,964
- ------------------------------------------------------------------------------------------

  In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114) related to accounting by creditors for impairment of a loan. SFAS No. 114 requires that impaired loans as defined by the statement be measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or (2) the fair value of the collateral if the loan is collateral dependent.
  Adoption of SFAS No. 114 is required for fiscal years beginning after December 15, 1994. Management has not yet determined the date on which it will adopt the provisions of SFAS No. 114; however, it does not expect adoption of SFAS No. 114 to have a material impact on the corporation's financial condition and results of operations. However, because any adjustments for the impairment of loans are measured at the time of adoption of the statement, management cannot at this time measure the future impact of SFAS No. 114.

TABLE 10 - COMPOSITION OF NONPERFORMING LOANS-
                            ----------------December 31, 1993-----------------   ---------------December 31, 1992----------------
                                       Nonperforming Loans             90 Days            Nonperforming Loans             90 Days
                            ---------------------------------------         or   --------------------------------------        or
                               Non-   Restruc-           Percentage       More      Non-   Restruc-          Percentage      More
(dollars in thousands)      accrual      tured     Total   of Loans   Past-Due   accrual      tured    Total   of Loans  Past-Due
Commercial loans:
  Corporate                 $24,688       $249   $24,937      1.69%    $ 5,199   $28,217     $  938  $29,155      2.00%   $ 4,347
  Asset-based lending         9,371          -     9,371      5.96           -    13,114          -   13,114      8.85          -
  Commercial leasing             33          -        33      0.03           -       439          -      439      0.42          8
    Total commercial loans   34,092        249    34,341      1.94       5,199    41,770        938   42,708      2.50      4,355
Real estate loans:
  Residential                 4,793          -     4,793      0.48       3,016     3,158          -    3,158      0.32      3,345
  Commercial mortgage         9,931          -     9,931      1.09       5,533     6,677        231    6,908      0.87      3,332
  Construction/land
   development                  363          -       363      0.20          53     8,689          -    8,689      4.46      1,686
    Total real estate loans  15,087          -    15,087      0.72       8,602    18,524        231   18,755      0.95      8,363
Retail loans:
  Other retail                1,185          -     1,185      0.11         576     1,738         54    1,792      0.17      1,616
  Credit cards                  260          -       260      0.15         823       205          -      205      0.12      1,187
  Retail leasing                 63          -        63      0.04           -        62          -       62      0.09          8
    Total retail loans        1,508          -     1,508      0.10       1,399     2,005         54    2,059      0.16      2,811
- ---------------------------------------------------------------------------------------------------------------------------------
    Total loans             $50,687       $249   $50,936      0.96%    $15,200   $62,299     $1,223  $63,522      1.27%   $15,529
- ---------------------------------------------------------------------------------------------------------------------------------

INVESTMENT SECURITIES
The corporation's investment portfolio decreased $47 million to $1,600 million at December 31, 1993, from $1,647 million a year earlier. This decrease is due to the acceleration of prepayments in the mortgage-backed securities portfolio, which has occurred as a result of the continued decline in mortgage rates in 1993.
  The corporation has continued to shift, as securities mature, a greater portion of the investment securities portfolio toward mortgage-backed U.S. Agency securities and collateralized mortgage obligations and away from U.S. Treasury obligations due to the availability of enhanced yields. This is evidenced by a $179 million increase in mortgage-backed securities at December 31, 1993, compared to December 31, 1992, while U.S. Treasury and Agency secur-ities decreased $219 million. Credit risk is minimized by restricting purchases to U.S. Agency-backed securities. To reduce interest rate risks associated with these securities, purchases are restricted to securities with relatively short maturities.
  Table 11 provides information as to the composition of the corporation's investment securities portfolio as of December 31, 1993.

TABLE 11 -INVESTMENT SECURITIES-
                                                                                    Fully-Taxable
                                                                                       Equivalent
                                                Carrying       Market      Average        Weighted
As of December 31, 1993 (dollars in thousands)     Value        Value     Maturity   Average Yield
U.S. Treasury and agencies:
  Within one year                             $  266,427   $  268,486     0.4 yrs.           5.34%
  One through five years                         118,733      120,447     1.5 yrs.           4.71
  Five through ten years                             656          753     6.0 yrs.           6.10
  Over ten years                                   1,499        1,502    17.8 yrs.           5.16
     Total                                       387,315      391,188     0.8 yrs.           5.15
Mortgage-backed securities:
  Within one year                                139,305      138,298     0.6 yrs.           5.47
  One through five years                         973,013      973,915     3.1 yrs.           5.33
  Five through ten years                          49,136       49,649     5.7 yrs.           4.85
  Over ten years                                  10,269       10,341    13.6 yrs.           9.44
     Total                                     1,171,723    1,172,203     3.0 yrs.           5.37
Obligations of states and political
 subdivisions:
  Within one year                                 15,086       15,193     0.4 yrs.           6.01
  One through five years                          14,865       15,251     2.2 yrs.           5.90
  Five through ten years                           1,648        1,869     6.9 yrs.           7.66
  Over ten years                                       -            -       -                   -
     Total                                        31,599       32,313     1.6 yrs.           6.05
Other debt securities:
  Within one year                                    622          622     0.3 yrs.           3.71
  One through five years                              10           35     4.2 yrs.           5.50
  Five through ten years                             125          100     7.1 yrs.           7.20
  Over ten years                                       -            -       -                   -
     Total                                           757          757     1.4 yrs.           4.31
Federal Reserve Bank stock
 and other equity securities                       8,881        8,881
- ----------------------------------------------------------------------------------------------------
     Total investment securities              $1,600,275   $1,605,342
- ----------------------------------------------------------------------------------------------------
Note: Information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments.

The corporation's debt securities portfolio is held with the intent and ability to hold each security to maturity considering all foreseeable events and conditions. Therefore, all investment securities are carried at historical cost adjusted for amortization of premiums and accretion of discounts.
  In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115) related to accounting for certain investments in debt and equity securities. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows:
(1) Debt securities that the corporation has the positive intent and ability to hold to maturity will be classified as held-to-maturity and measured at amortized cost.
(2) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term will be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
(3) Investments not classified as trading securities or held-to-maturity will be classified as available-for-sale securities and reported at fair value. Unrealized gains and losses for these securities are excluded from earnings and reported as a net amount in a separate component of shareholders' equity.
The initial adoption of SFAS No. 115 in 1994 will result in an increase to shareholders' equity and investment securities of approximately $4.2 million and $6.5 million, respectively. Management anticipates that the initial adoption of SFAS No. 115 will not effect 1994 earnings.

- --------------------------------------------------------------------------------
DEPOSITS
Total deposits decreased slightly to $6.02 billion at December 31, 1993, compared to $6.40 billion a year earlier. However, noninterest-bearing deposits increased to $1.20 billion at December 31, 1993, a 5.6 percent increase over December 31, 1992. In addition, savings and NOW accounts increased to $1.82 billion, a 16.7 percent increase over the prior year. These increases were offset by decreases in money market deposit accounts and other time deposits of $546 million and $91 million, respectively.
  Rates offered on deposit products, as all market interest rates, continued to decline throughout 1993 due to efforts of the Federal Reserve to stimulate economic growth. The low rate environment has prompted many customers to increase their liquidity by increasing funds in immediately accessible deposit vehicles and reducing the amount in longer term instruments such as certificates of deposit. The corporation has also noted a shift by customers out of traditional bank products to other nonbank financial instruments or investments.
  Table 12 provides a summary of total deposits by type at year-end for each of the last five years. Table 13 provides maturity distribution for time deposits $100,000 and over.

TABLE 12 -DEPOSITS BY TYPE-
As of December 31 (dollars in thousands)       1993        1992        1991        1990        1989
Noninterest-bearing deposits             $1,200,609  $1,137,024  $  935,732  $  879,735  $  845,629
Interest-bearing deposits:
  Savings                                   878,119     758,412     331,308     264,323     268,203
  NOW                                       943,750     802,311     581,650     449,711     408,364
  Money market deposit accounts             714,752   1,261,217   1,028,306     882,513     819,175
  Time deposits $100,000 and over           351,095     425,128     539,923     642,588     725,531
  All other time deposits                 1,927,241   2,018,664   2,011,629   2,010,886   1,906,152
    Total deposits                       $6,015,566  $6,402,756  $5,428,548  $5,129,756  $4,973,054

Percent of total deposits by type
Noninterest-bearing deposits                  19.96%      17.76%      17.24%      17.15%      17.01%
Interest-bearing deposits:
  Savings                                     14.60       11.84        6.10        5.15        5.39
  NOW                                         15.69       12.53       10.71        8.77        8.21
  Money market deposit accounts               11.88       19.70       18.94       17.20       16.47
  Time deposits $100,000 and over              5.83        6.64        9.95       12.53       14.59
  All other time deposits                     32.04       31.53       37.06       39.20       38.33
    Total deposits                           100.00%     100.00%     100.00%     100.00%     100.00%
- ----------------------------------------------------------------------------------------------------

TABLE 13 -MATURITY OF TIME DEPOSITS $100,000 AND OVER-
As of December 31, 1993 (dollars in thousands)
- ---------------------------------------------------------------------------
3 months or less                                                   $153,725
Over 3 months through 6 months                                       64,219
Over 6 months through 12 months                                      77,999
Over 12 months                                                       55,152
  Total                                                            $351,095
- ---------------------------------------------------------------------------

LIQUIDITY
By far the most important factor in the preservation of liquidity is the maintenance of public confidence as this facilitates the retention and growth of a large, stable supply of core deposits and funds. Ultimately, public confidence is generated through profitable operations and a strong capital position. The corporation's strong record in both of these areas has enabled it to succeed in developing a large and reliable base of core funding from within its local market areas.
  The corporation's internal policy requires it to project over a rolling 30-day period the funding uses and sources on a daily basis. This tactical liquidity allows the corporation to avoid any excessive stacking of liability maturities. The limits established on the amount the corporation's subsidiary banks can borrow are subject to the corporation's ability to borrow funds in the capital markets in an efficient and cost effective manner.
  In addition, the corporation's strategic liquidity and contingent planning are subject to the amount of asset liquidity present in the balance sheet. Monthly, each subsidiary bank reviews its ability to meet funding losses due to adverse business events. These funding needs are then matched up with specific asset-based sources in which each bank is able either to borrow against or liquidate. Also, the strategic liquidity policy requires the corporation to diversify its national market funding sources so as to avoid concentration in any one market. Over the past three months, Star Bank, N.A. has joined the Federal Home Loan Bank of Cincinnati and is in the process of reopening its Grand Cayman office. In addition to these funding alternatives, the corporation has maintained a presence in the national fed funds and certificate of deposit markets.
  The corporation's lead bank (Star Bank, N.A.) currently has its uninsured deposits rated by Standard & Poors and Fitch Investor Services. Within the first quarter of 1994, Star Bank, N.A. will also obtain a rating from Moody's Investors Service. These ratings assist the bank in its ability to gather funds from the capital markets.
  The parent company obtains cash to meet its obligations from assessments and dividends collected from its banks. Federal and state banking laws regulate the amount of dividends that may be declared by banking subsidiaries. During 1993, the corporation's subsidiary banks could have provided an additional $134 million in dividends to the parent company.
  The parent company can obtain funding on a short-term basis through the issuance of short-term notes or by drawing upon lines of credit issued by other banking institutions. At December 31, 1993, the corporation has not drawn upon these bank lines of credit, which amount to $10 million. Longer term sources of funding are provided by the corporation's access to both the debt and equity markets.
  The corporation's consolidated long-term debt, consisting of a mortgage payable and senior and promissory notes, decreased $5 million to $51.7 million at December 31, 1993. The decrease in long-term borrowings was due to scheduled amortization and principal payments. In addition, on January 3, 1994, the corporation made a $5 million prepayment of one of its promissory notes.

- -------------------------------------------------------------------------------
CAPITAL RESOURCES
The corporation's total shareholders' equity increased $73.4 million or 12.2 percent to $675.8 million at December 31, 1993, compared to $602.3 million at December 31, 1992. The increase is due to the retention of net income after dividends on preferred and common shares. The corporation increased its annual dividend rate per common share from $1.04 in 1992 to $1.16 in 1993. The dividend payout ratio for 1993 was 34.41 percent, following 40.35 percent in 1992 and
44.33 percent in 1991.
  In 1991, in connection with the acquisition of KBI, the corporation issued 217,800 shares of Series B Cumulative Preferred Stock with a stated value of $100 per share. The preferred stock, which had an original recorded value of $18 million, is convertible into shares of the corporation's common stock at a rate of 4.545 shares of common stock for each share of preferred stock. In 1993, 9,470 shares of preferred stock were converted to 43,042 shares of common stock. The preferred stock pays a quarterly dividend at an annual rate of $6 per share and is callable at the corporation's option at a price of $103 per share start-ing in July 1996 with the call price declining ratably to $100 per share in July 2001 and thereafter.
  Banking industry regulators define minimum capital requirements for banks and bank holding companies. The corporation's tier 1 and total risk-based capital ratios as of December 31, 1993 amounted to 11.10 and 12.41 percent, respective-ly, well above the minimum requirements of 4.00 percent for tier 1 and 8.00 percent for total risk-based capital. Regulatory authorities have also estab-lished a minimum tier 1 equity-to-total assets ("leverage") ratio of 3.00 percent. At December 31, 1993, the corporation's leverage ratio was 8.23 percent, compared to 7.42 percent a year earlier.
  In 1992, the FDIC adopted new regulations which group banks into three categories, "well capitalized," "adequately capitalized" and "under capitalized," based on certain capital ratios. Based on the regulatory definition of these categories, at December 31, 1993, the corporation and each of its subsidiary banks are considered "well capitalized" from a risk-based capital standpoint. The "well capitalized" category requires tier 1 and total risk-based capital ratios of at least 6.00 percent and 10.00 percent, respec-tively, and a minimum leverage ratio of 5.00 percent.

TABLE 14 -REGULATORY CAPITAL RATIOS-
                                                                    Minimum
December 31,                        1993       1992       1991   Requirement
- ----------------------------------------------------------------------------
Risk-based capital:
  Tier 1                           11.10%     10.64%     10.70%        4.00%(a)
  Total                            12.41      11.99      12.10         8.00 (a)
Leverage                            8.23       7.42       7.90         3.00
- ----------------------------------------------------------------------------
1991 risk-based capital ratios have been restated based on 1992 final rules.

(a) Minimum requirement under the final 1992 rules. For 1991 the minimum requirements under the transitional rules were 3.625 percent for tier 1 and
    7.25 percent for total risk-based capital.

RESPONSIBILITY FOR FINANCIAL STATEMENTS OF STAR BANC CORPORATION

Responsibility for the financial information presented in the Annual Report rests with Star Banc Corporation's management. The corporation believes that the consolidated financial statements reflect fairly the substance of trans-actions and present fairly the corporation's financial position and results of operations in conformity with generally accepted accounting principles appropriate in the circumstances applying certain estimates and judgments as required.
  In meeting its responsibilities for the reliability of the financial state-ments, the corporation depends on its system of internal accounting controls. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the appropriate corporate authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Although accounting control procedures are designed to achieve these objectives, it must be recognized that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. The corpora-tion believes that its accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions. An important element of the system is a continuing and extensive internal audit program.
  The board of directors of the corporation has an audit committee composed of five directors who are not officers or employees of the corporation. The committee meets periodically and privately with management, the internal auditors and the independent public accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.
  Arthur Andersen & Co., independent public accountants, have been engaged to render an independent professional opinion on the corporation's financial statements. Their audit is conducted in accordance with generally accepted auditing standards and forms the basis for their report as to the fair presentation, in the financial statements, of the corporation's financial position, operating results and cash flows.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Star Banc Corporation:
  We have audited the accompanying consolidated balance sheets of STAR BANC CORPORATION (an Ohio corporation) and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Banc Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen & Co.

Cincinnati, Ohio
January 11, 1994

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
As of December 31 (dollars in thousands)                   1993           1992
- -------------------------------------------------------------------------------
Assets:
Cash and due from banks                              $  387,759     $  434,845
Interest-bearing deposits in banks                          100        150,100
Federal funds sold and securities purchased
  under agreements to resell                            172,675        297,825
Investment securities (market value of $1,605,342
 in 1993 and $1,658,299 in 1992)                      1,600,275      1,647,041
Loans:
  Commercial loans                                    1,789,695      1,731,181
  Real estate loans                                   2,087,301      1,963,977
  Retail loans                                        1,462,815      1,344,219
      Total loans                                     5,339,811      5,039,377
      Less: Unearned interest                            45,404         46,293
                                                      5,294,407      4,993,084
            Allowance for loan losses                    83,156         78,953
      Net loans                                       5,211,251      4,914,131
Premises and equipment                                  104,305        102,237
Acceptances-customers' liability                          3,026         10,115
Other assets                                            157,366        159,151
- -------------------------------------------------------------------------------
      Total assets                                   $7,636,757     $7,715,445
- -------------------------------------------------------------------------------
Liabilities:
Deposits:
  Noninterest-bearing deposits                       $1,200,609     $1,137,024
  Interest-bearing deposits:
    Savings and NOW                                   1,821,869      1,560,723
    Time deposits $100,000 and over                     351,095        425,128
    All other deposits                                2,641,993      3,279,881
      Total deposits                                  6,015,566      6,402,756
Short-term borrowings                                   816,706        577,193
Long-term debt                                           51,700         56,822
Acceptances outstanding                                   3,026         10,115
Other liabilities                                        73,960         66,226
- -------------------------------------------------------------------------------
      Total liabilities                               6,960,958      7,113,112
Shareholders' Equity:
Preferred stock:
  Shares authorized- 1,000,000 in 1993 and 1992
  Shares issued- 176,164 in 1993 and 185,634 in 1992     14,622         15,408
Common stock:
  Shares authorized-50,000,000 in 1993 and 1992
  Shares issued- 29,753,378 in 1993 and
                 29,381,936 in 1992                     148,767        146,910
Surplus                                                  80,038         72,826
Retained earnings                                       435,724        370,666
Treasury stock, at cost (146,713 shares in 1993
   and 165,483 shares in 1992)                           (3,352)        (3,477)
- -------------------------------------------------------------------------------
      Total shareholders' equity                        675,799        602,333
- -------------------------------------------------------------------------------
      Total liabilities and shareholders' equity     $7,636,757     $7,715,445
- -------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31
(Amounts in thousands except per share data)         1993       1992       1991
- -------------------------------------------------------------------------------
Interest Income:
  Interest and fees on loans                     $421,826   $443,460   $490,865
  Interest on investment securities:
    Taxable                                        85,996     81,001     65,908
    Non-taxable                                     2,014      3,218      4,636
  Interest on federal funds sold and securities
    purchased under agreements to resell            8,094     11,568     14,409
  Interest on deposits in banks                       237      2,174        935
      Total interest income                       518,167    541,421    576,753
Interest Expense:
  Interest on savings and NOW                      45,673     39,752     35,889
  Interest on time deposits $100,000 and over      16,540     23,961     43,086
  Interest on other deposits                      108,709    146,626    198,437
  Interest on short-term borrowings                17,752     16,883     25,282
  Interest on long-term debt                        6,017      5,816      4,639
      Total interest expense                      194,691    233,038    307,333
        Net interest income                       323,476    308,383    269,420
Provision for loan losses                          33,008     40,898     39,913
        Net interest income after provision
          for loan losses                         290,468    267,485    229,507
Noninterest Income:
  Trust income                                     35,768     32,963     31,517
  Service charges on deposits                      35,460     28,817     23,400
  Other service charges and fees                   31,630     28,646     23,800
  Investment securities gains/(losses)-net            157        719     (1,738)
  All other income                                  9,875      8,499      5,002
      Total noninterest income                    112,890     99,644     81,981
Noninterest Expense:
  Salaries                                         97,347     99,900     88,416
  Pension and other employee benefits              19,237     18,438     15,835
  Equipment expense                                16,629     17,098     15,704
  Occupancy expense-net                            17,717     15,781     12,866
  All other expense                                99,919     95,794     82,707
                                                  250,849    247,011    215,528
  Restructuring charge                                  -      6,000          -
      Total noninterest expense                   250,849    253,011    215,528
Income before income tax                          152,509    114,118     95,960
Income tax                                         52,236     37,999     30,128
- -------------------------------------------------------------------------------
      Net income                                 $100,273   $ 76,119   $ 65,832
- -------------------------------------------------------------------------------
Per Share:
  Primary earnings                                  $3.36      $2.57      $2.24
  Fully diluted earnings                             3.30       2.53       2.23
  Dividends declared on common stock                 1.16       1.04       1.00
  Dividends declared on preferred stock              6.00       6.00       3.00
- -------------------------------------------------------------------------------
  Weighted average common stock outstanding        29,549     29,227     29,086
  Weighted average fully diluted
    common stock equivalents                       30,372     30,111     29,584
- -------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                       Series B       Common
                                                Preferred Stock        Stock                 Retained   Treasury
(dollars in thousands)                        $100 Stated Value       $5 Par      Surplus    Earnings      Stock       Total
- -----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1991                                $     -     $145,334      $68,490    $289,658    $(3,433)   $500,049
Acquisition of Kentucky Bancorporation, Inc.             18,077            -            -           -          -      18,077
Net income                                                    -            -            -      65,832          -      65,832
Cash dividends declared on common stock                       -            -            -     (28,897)         -     (28,897)
Cash dividends declared on
  Series B Preferred Stock                                    -            -            -        (651)         -        (651)
Conversion of Series B Preferred
  Stock into common stock                                   (73)          20           53           -          -           -
Issuance of shares upon exercise
  of options on common stock                                  -          166          406           -          -         572
Purchase of treasury stock                                    -            -            -           -       (667)       (667)
Treasury shares issued to meet
  deferred compensation obligations                           -            -         (191)          -        191           -
Shares reserved to meet deferred
  compensation obligations                                    -            -          667           -          -         667
- -----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                               18,004      145,520       69,425     325,942     (3,909)    554,982
Net income                                                    -            -            -      76,119          -      76,119
Cash dividends declared on common stock                       -            -            -     (30,249)         -     (30,249)
Cash dividends declared on
  Series B Preferred Stock                                    -            -            -      (1,146)         -      (1,146)
Conversion of Series B Preferred
  Stock into common stock                                (2,596)         711        1,885           -          -           -
Issuance of shares upon exercise
  of options on common stock                                  -          617        1,740           -          -        2,357
Issuance of common stock                                      -           62          208           -          -          270
Purchase of treasury stock                                    -            -            -           -       (654)        (654)
Treasury shares issued to meet
  deferred compensation obligations                           -            -       (1,086)          -      1,086            -
Shares reserved to meet deferred
  compensation obligations                                    -            -          654           -          -          654
- ------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                               15,408      146,910       72,826     370,666     (3,477)     602,333
Net income                                                    -            -            -     100,273          -      100,273
Cash dividends declared on common stock                       -            -            -     (34,131)         -      (34,131)
Cash dividends declared on
  Series B Preferred Stock                                    -            -            -      (1,084)         -       (1,084)
Conversion of Series B Preferred
  Stock into common stock                                  (786)         215          571           -          -            -
Issuance of shares upon exercise
  of options on common stock                                  -        1,642        6,766           -          -        8,408
Purchase of treasury stock                                    -            -            -           -       (665)        (665)
Treasury shares issued to meet
  deferred compensation obligations                           -            -         (790)          -        790            -
Shares reserved to meet deferred
  compensation obligations                                    -            -          665           -          -          665
- ------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                              $14,622     $148,767      $80,038    $435,724    $(3,352)    $675,799
- ------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31 (dollars in thousands)           1993         1992        1991
Cash Flows from Operating Activities:
Net income                                                   $100,273     $ 76,119    $ 65,832
Adjustments to reconcile net income to net cash provided
by operating activities:
  Depreciation and amortization                                33,571       26,264      19,632
  Provision for loan losses                                    33,008       40,898      39,913
  Provision for deferred taxes                                 (2,873)      (3,690)     (2,662)
  (Gain)/loss on sale of premises and equipment-net               (55)         (73)        252
  (Gain)/loss on sale of securities-net                          (157)        (719)      1,738
  Net change in mortgages held for sale                        42,721      (47,714)    (13,666)
  Net change in acceptances-customers' liability                7,089       13,479       4,845
  Net change in acceptances outstanding                        (7,089)     (13,479)     (4,845)
  Net change in other assets                                   (4,857)       8,371      23,775
  Net change in other liabilities                               6,761      (23,626)    (13,726)
     Total adjustments                                        108,119         (289)     55,256
     Net cash provided by operating activities                208,392       75,830     121,088
Cash Flows from Investing Activities:
  Proceeds from maturities of investment securities           593,955      668,026     303,812
  Proceeds from sales of investment securities                  6,537        1,190     154,214
  Purchase of investment securities                          (566,736)  (1,115,814)   (479,361)
  Net change in loans                                        (385,608)     (31,221)   (110,359)
  Proceeds from sales of loans                                 11,766        2,344       3,970
  Proceeds from sales of premises and equipment                 1,153          883         395
  Purchase of premises and equipment                          (13,065)      (6,649)    (17,088)
  Acquisition of Kentucky Bancorporation, Inc.                      -            -     (36,062)
  Proceeds from sale of subsidiary                                  -        3,210           -
  Net change due to acquisitions/sales of banks or offices          -      556,578      29,820
     Net cash provided by (used in) investing activities     (351,998)      78,547    (150,659)
Cash Flows from Financing Activities:
  Net change in deposits                                     (387,190)      69,420     (43,088)
  Net change in short-term borrowings                         239,513       68,935     (37,710)
  Principal payments on long-term debt                         (5,122)      (6,046)    (10,388)
  Proceeds from issuance of long-term debt                          -            -      22,500
  Proceeds from issuance of common stock                        8,408        2,627         572
  Proceeds from issuance of preferred stock                         -            -      18,077
  Purchase of treasury stock                                     (665)        (654)       (667)
  Shares reserved to meet deferred compensation obligations       665          654         667
  Issuance of treasury stock                                      790        1,086         191
  Shares issued to satisfy deferred compensation obligations     (790)      (1,086)       (191)
  Dividends paid                                              (34,239)     (31,071)    (28,930)
     Net cash provided by (used in) financing activities     (178,630)     103,865     (78,967)
  Net change in cash and cash equivalents                    (322,236)     258,242    (108,538)
  Cash and cash equivalents at beginning of year              882,770      624,528     733,066
  Cash and cash equivalents at end of year                  $ 560,534     $882,770    $624,528
- ----------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)           1993         1992        1991
Cash Paid During the Year for:
  Interest                                                   $198,640     $244,238    $316,639
  Income taxes                                                 48,987       43,922      33,169
Noncash transfer of loans to other real estate owned              704        4,266      15,358
- ----------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

                                                    -35-

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies The accounting and reporting policies of Star Banc Corporation and subsidiaries ("the corporation"), are based on generally accepted accounting principles and conform to general practices within the banking industry. The following is a description of the more significant accounting policies followed by the corporation.

Consolidation
The consolidated financial statements include the accounts of the corporation and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The excess of the corporation's cost over the fair value of net assets acquired
(goodwill) is being amortized using the straight-line method over periods of twenty-five to forty years. Certain amounts within the consolidated financial statements as of and for the years ended
December 31, 1992 and 1991 have been restated to conform to the 1993 presentation.

Investment Securities
Debt securities held in the investment securities portfolio are carried at historical cost, adjusted for amortization of premiums and accretion of discounts to maturity. Management has the intent and ability to hold these investment securities to maturity considering all foreseeable events and conditions.

In May 1993, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 115 (SFAS No. 115) related to accounting for certain investments in debt and equity securities. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

Adoption of SFAS No. 115 is required in 1994. Initial adoption will not affect 1994 results of operations; however, it will result in a fair market value increase to investment securities of $6.5 million and an increase to shareholders' equity of $4.2 million, net of tax.

Loans
Loans are stated at the principal amount outstanding, net of unearned interest and unamortized origination fees and costs.

  Interest income on loans is recognized using the interest method.
Loans are placed on nonaccrual status when, in the opinion of management, there is a reasonable doubt as to future collectibility of interest or principal. Loans are generally placed on nonaccrual status when they are past due 90 days as to either principal or interest.

However, loans that are well secured and in the process of collection may not be placed on nonaccrual status, at the judgment of senior management.

Allowance for Loan Losses
The allowance for loan losses, which is reported as a deduction from loans, is available for loan charge-offs. This allowance is increased by provisions charged to earnings and recoveries of loans previously charged-off and is reduced by loan charge-offs. The adequacy of the allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information. The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed continually and, as adjustments become necessary, they arereported in earnings in the periods in which they become known. Charge-offs are made against the allowance for loan losses when management concludes that loan amounts are likely to be uncollectible.

  In May 1993, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 114 (SFAS No. 114) related to accounting by creditors for impairment of a loan. SFAS No.
114 requires that impaired loans as defined by the statement be measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or (2) the fair value of the collateral if the loan is collateral dependent.

  Adoption of SFAS No. 114 is required for fiscal years beginning after December 15, 1994. Management has not yet determined the date on which it will adopt the provisions of SFAS No. 114; however, it does not expect the adoption of SFAS No. 114 to have a material impact on the corporation's financial condition and results of operations. However, because any adjustments for the impairment of loans are measured at the time of adoption of the statement, management cannot at this time measure the future impact of SFAS No.
114.

Premises and Equipment
Premises and equipment are reported at cost, less accumulated depreciation and amortization.

                                 36

Expenditures for major additions and improvements are capitalized, and maintenance and repair costs are charged to operating expense.
Depreciation and amortization of premises and equipment are computed on a straight-line basis over the estimated useful lives of the individual assets.

Other Real Estate Owned
Other real estate owned represents real estate of which the corporation has taken ownership in partial or total satisfaction of loans or where a loan has been reclassified as an in-substance foreclosure. In-substance foreclosure occurs when management determines that, although legal title to the collateral securing the loan remains with the borrower, there is little or no borrower equity in the collateral; repayment of the loan can be expected to come from the sale or operation of the collateral; and the borrower has either effectively abandoned control of the collateral or it is doubtful that theborrower will be able to establish equity in the collateral in the foreseeable future.

  Other real estate owned is carried at the lower of cost or fair value and is included in other assets in the consolidated balance sheets. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are recorded in noninterest expense.

Income Taxes
The corporation files a consolidated federal income tax return.
Certain income and expense items are accounted for differently for financial reporting purposes than for income tax purposes. The primary differences relate to lease financing, depreciation on premises and equipment and the allowance for loan losses. Provisions for deferred taxes are made in recognition of such differences in accordance with Statement of Financial Accounting Standards No. 109.

In February 1992, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 109 (SFAS No. 109) related to accounting for income taxes, which supersedes SFAS No. 96, which was adopted by the corporation in 1988. Adoption of SFAS No. 109 in 1993 did not impact the financial condition or results of operations of the corporation. Disclosures required by SFAS No. 109 are shown in Note 9.

Restructuring Charge
During the fourth quarter of 1992, the corporation recognized a nonrecurring restructuring charge of $6,000,000 as part of a comprehensive restructuring program. The restructuring charge was comprised of estimates of severance pay and benefits, outplacement services, professional fees and occupancy expenses related to the consolidation of support operations and subsidiary banks. The majority of these expenses were incurred in 1993 with the scheduled implementation of the program and have not been significantly different from the initial estimates.

Interest Rate Swap Agreements
Interest rate swap agreements are used as hedges to reduce the corporation's exposure to adverse changes in interest rates. The income or expense related to these transactions is recognized, on an accrual basis, over the life of the hedged instrument as an adjustment to interest income or expense.

Postemployment Benefits
In November 1992, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 112 (SFAS No.
112) related to employer's accounting for postemployment benefits. The statement requires companies to accrue, during the period that an employee renders service to the company, the expense of providing postemployment benefits. Types of benefits include, but are not limited to, salary continuation, severance benefits, job training and counseling, and continuation of health care and life insurance coverage. Currently, the corporation recognizes the expense of such benefits at the time payment is deemed probable.

  Adoption of SFAS No. 112 is required in 1994. Management believes its adoption will not have a material impact on the corporation's financial condition or results of operations.

Statement of Cash Flows
For purposes of reporting cash flows on the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and securities purchased under agreements to resell.

                                  37

Earnings Per Share
Primary earnings per share is computed by dividing net income, reduced by dividends on preferred stock, by the weighted average number of common share equivalents outstanding for each period presented. Fully diluted earnings per share is computed by dividing net income by common share equivalents adjusted for the assumed conversion of the preferred stock into common stock. The dilutive effects of unexercised stock options are not material and therefore not included in earnings per share.

Note 2 - Reserve Balance Requirements
Banking regulations require the corporation's banking subsidiaries to maintain cash reserves which are unavailable for investment. The amounts of such reserves, which are included in cash and due from banks in the consolidated balance sheets, were $185,401,000 and $140,268,000 at December 31, 1993 and 1992, respectively.

Note 3 - Investment Securities
The following table provides information related to investment securities as of December 31.

(dollars in thousands)

                                       1993                                        1992
                     Carrying      Unrealized         Market      Carrying       Unrealized        Market
                      Value       Gains    Losses      Value       Value       Gains    Losses      Value
U.S. Treasury
& agencies           $387,315     $3,874  $     1    $391,188     $606,702    $8,848    $ 171     $615,379

Mortgage- backed
 securities         1,171,723      8,053    7,573   1,172,203      992,337     6,267    4,681      993,923

Obligations of
 states and
 political
 subdivisions          31,599        722        8      32,313      40,037        938       76      40,899

Other debt
 securities               757          -        -         757         141          -        -         141

Federal Reserve
 Bank stock and
 other equity
 securities             8,881          -        -       8,881       7,824        135        2       7,957

    Total
     investment
     securities
                   $1,600,275    $12,649  $ 7,582  $1,605,342  $1,647,041    $16,188   $4,930  $1,658,299

The following table presents the carrying value and market value of debt securities at December 31, 1993 based upon the weighted average maturities, reflecting anticipated future prepayments.

                                       Carrying        Market
(dollars in thousands)                  Value         Value
One year or less                   $  421,440      $  422,599
After one year through five years   1,106,621       1,109,623
After five years through ten years     51,565          52,396
After ten years                        11,768          11,843
    Total                          $1,591,394      $1,596,461

The following table provides information as to the amount of gross gains andlosses realized through the sales of investment securities.

(dollars in thousands)             1993        1992           1991
Debt securities
    Gross gains                  $   42       $ 231       $  2,013
    Gross (losses)                    -           -         (3,952)
Equity securities net gains         115         488            201
    Net securities gains (losses)$  157       $ 719        $(1,738)

Securities with a carrying value of $1,329,854,000 at December
31, 1993 and $1,062,724,000 at December 31, 1992, were pledged to secure deposits and for other purposes.

Note 4 - Loans

The following table lists loans by type as of December 31.

(dollars in thousands)                       1993               1992
Commercial                             $1,789,695         $1,731,181
Real estate construction and development  180,470            192,975
Commercial real estate mortgage           909,084            801,490
Residential real estate mortgage          997,747            969,512
Credit cards                              172,534            173,271
Other retail                            1,290,281          1,170,948
      Total loans                      $5,339,811         $5,039,377

Loans on nonaccrual status amounted to $50,687,000 and $62,299,000 at December 31, 1993 and 1992, respectively.

  The terms of some loans have been restructured to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Loans which have been restructured totaled $249,000 and $1,223,000 at December 31, 1993 and 1992, respectively.

  Interest income of $6,157,000, related to loans that were on nonaccrual status or restructured at December 31, 1993, would have been recognized in the corporation's 1993 consolidated statement of income if those loans had been current and performing in accordance with their original terms. The amount of interest income actually recorded in 1993 related to these loans was $848,000.

  Most of the corporation's business activity is with customers located in the immediate market areas of its subsidiary banks in Ohio,Kentucky and Indiana. As of December 31, 1993, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10 percent of total loans.

  At December 31, 1993, residential real estate loans held for sale, included in total loans, amounted to $43 million, compared to $61 million at December 31, 1992.

  The corporation evaluates the credit risk of each customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by individual loan customer, but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guaranties and general security agreements. Access to collateral is dependent on the type of collateral obtained. On an ongoing basis, the corporation monitors its collateral and the collateral value related to the loan balance outstanding.

  The aggregate amount of loans in excess of $60,000 outstanding to directors and executive officers (including their related interests) of the parent company and its wholly-owned subsidiary, Star Bank, N.A., amounted to $29,759,000 and $24,036,000 at December 31, 1993 and 1992, respectively. During 1993, new loans and repayments related to outstanding loans amounted to $8,194,000 and $3,009,000, respectively. Changes in the composition of the board of directors and executive management resulted in an increase in such loans of $538,000 in 1993. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.

Note 5 - Allowance for Loan Losses
A summary of the activity in the allowance for loan losses is shown in the following table.

(dollars in thousands)                  1993        1992         1991
Balance-beginning of year            $78,953     $73,805      $65,938
  Loans charged off                  (40,122)    (47,884)     (45,047)
  Recoveries on loans previously
   charged off                        11,317      11,355        7,977
  Net charge-offs                    (28,805)    (36,529)     (37,070)
  Provision charged to earnings       33,008      40,898       39,913
  Net allowances of banks or
   offices acquired/sold                   -         779        5,024
Balance-end of year                  $83,156     $78,953      $73,805

Note 6 - Premises and Equipment

Premises and equipment as of December 31 are summarized in the following table.

(dollars in thousands)                                 1993      1992
Land                                               $ 14,754   $14,767
Bank buildings                                       86,307    84,987
Furniture, fixtures & equipment                      41,791    42,016
Leasehold improvements                               16,587    15,214
Construction in progress                              1,589       348
        Total premises and equipment                161,028   157,332
Less: Accumulated depreciation and amortization      56,723    55,095
        Net premises and equipment                 $104,305  $102,237

Depreciation and amortization expense related to premises and equipment amounted to $9,899,000 in 1993, $8,982,000 in 1992 and
$7,671,000 in 1991.

  Total rental expense was $15,635,000 in 1993, $14,852,000 in
1992 and $12,146,000 in 1991.

  Future minimum rental payments related to noncancelable operating leases having initial terms in excess of one year are $12,300,000 in 1994, $10,034,000 in 1995, $8,640,000 in 1996,
$8,320,000 in 1997, $7,675,000 in 1998 and $49,150,000 in later years.

Note 7 - Short-Term Borrowings

The following table is a summary of short-term borrowings at December 31.


(dollars in thousands)                                1993       1992
Federal funds purchased                           $279,655   $ 11,216
Securities sold under agreements to repurchase     392,052    236,803
Other short-term borrowings                        144,999     29,174
        Total short-term borrowings               $816,706     77,193

The following table is a summary of selected information regarding short-term borrowings for the years ended December 31.

(dollars in millions)                    1993         1992       1991
Maximum amount outstanding
 at any month-end                      $875.8       $577.2     $498.1
Average amount outstanding              621.5        498.0      463.0
Average interest rate during the year     2.9%         3.4%       5.5%
Approximate average interest rate
  on year-end balance                     2.8          3.1        4.3

Note 8 - Parent Company Financial Information Balance Sheets

As of December 31 (dollars in thousands)               1993      1992
Assets:
Investment in subsidiaries:
  Banking subsidiaries                             $682,479  $623,724
  Nonbank subsidiaries                                5,347     4,742
        Total investment in subsidiaries            687,826   628,466
Cash and cash equivalents                             7,074     3,097
Other investments                                     1,220       682
Receivables from subsidiaries                        15,292    14,282
Premises and equipment                               10,471    15,810
Other assets                                            903     6,349
        Total assets                               $722,786  $668,686
Liabilities and Shareholders' Equity:
Short-term borrowings                              $      -   $12,000
Long-term debt                                       33,792    38,619
Other liabilities                                    13,195    15,734
Shareholders' equity                                675,799   602,333
        Total liabilities and shareholders' equity $722,786  $668,686

Statements of Income

For the years ended December 31               1993     1992      1991
(dollars in thousands)
Revenue:
Dividends from subsidiaries:
  Banking subsidiaries                    $ 50,561  $43,588   $41,419
  Nonbank subsidiaries                           -        -       143
Fees and assessments from subsidiaries       1,388   43,376    40,234
Net gain/(loss) on sale of securities            -        -      (775)
Other income                                   231   (1,286)      425
        Total revenue                       52,180   85,678    81,446
Expense:
Interest on short-term borrowings              129      661       457
Interest on long-term debt                   4,003    4,189     3,088
Salaries and benefits                            -   28,560    25,614
Other operating expense                      1,905   28,712    22,096
        Total expense                        6,037   62,122    51,255
Income before income tax benefit            46,143   23,556    30,191
Income tax benefit                          (1,496)  (6,696)   (3,808)
Equity in undistributed
  income of subsidiaries                    52,634   45,867    31,833
        Net income                        $100,273  $76,119   $65,832

The above statements of income reflect substantial decreases in fees and assessments from subsidiaries, salaries and benefits, and other operating expense in 1993. These decreases were the result of the parent company's various operations and administration departments being transferred to the corporation's lead subsidiary bank in 1993.

                                            41

Statements of Cash Flows

For the years ended
 December 31 (dollars in thousands)            1993     1992      1991
Cash Flows from Operating Activities:
  Net income                               $100,273  $76,119   $65,832
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Equity in undistributed income
      of subsidiaries                       (52,634) (45,867) (31,833)
    Depreciation and amortization               313    1,972      786
    Net (gain)/loss on sale of securities         -        -      775
    Net change in receivables from
     subsidiaries                            (1,010)   8,703  (12,811)
    Net change in other assets                3,964      326   (1,516)
    Net change in other liabilities          (3,515)     259    1,280
         Net cash provided by operating
          activities                         47,391   41,512   22,513
Cash Flows from Investing Activities:
Acquisition of Kentucky Bancorporation, Inc.      -        -  (36,062)
Purchase of premises and equipment             (218)  (2,353)  (7,060)
Other investing activity                       (538)    (373)    (938)
      Net cash used in investing activities    (756)  (2,726) (44,060)
Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt          -        -   22,500
Net change in short-term borrowings         (12,000)  (2,500)  12,700
Principal payments on long-term debt         (4,827)  (5,657)  (3,338)
Dividends paid                              (34,239) (31,071) (28,930)
Proceeds from issuance of common stock        8,408    2,627      572
Proceeds from issuance of preferred stock         -        -   18,077
        Net cash provided by (used in)
          financing activities              (42,658) (36,601)  21,581
Net change in cash and cash equivalents       3,977    2,185       34
Cash and cash equivalents at beginning
  of year                                     3,097      912      878
Cash and cash equivalents at end of year   $  7,074  $ 3,097   $  912


Supplemental Disclosure of Cash Flow Information

For the years ended December 31
  (dollars in thousands)                       1993    1992   1991

Cash Paid (Received) During the Year for:
Interest expense                           $  3,938 $ 5,067  $2,696
Income taxes, net of tax payments
  received from subsidiaries                 (1,790) (6,353) (3,446)

Note 9 - Income Taxes

At December 31, 1993, in accordance with SFAS No. 109, included in the corporation's consolidated balance sheet was a net deferred tax asset of $3,601,000, reflecting the benefit expected to be realized from net deductible temporary differences. The corporation has not recorded a valuation reserve related to deferred tax assets. The components of the net deferred tax asset at December 31, 1993 and 1992 were as follows:

(dollars in thousands)                              1993     1992
  Allowance for loan losse                      $ 28,566  $26,003
  Deferred loan fees                               2,930    3,010
  Leased assets                                  (20,187) (16,710)
  Intangible assets/purchase
    accounting adjustments                        (2,367)  (6,242)
  Depreciation of fixed assets                    (4,076)  (3,887)
  Pension liabilities                             (4,314)  (3,195)
  Other-net                                        3,049    1,749
        Net deferred tax asset                  $  3,601  $   728

Income tax expense for the last three years consisted of the following:

(dollars in thousands)                        1993       1992    1991
Current payable:
  Federal                                  $54,349    $40,918 $32,071
  State                                        760        771     719
        Total current income tax            55,109     41,689  32,790
Deferred federal income tax resulting from:
  Allowance for loan losses                 (2,563)    (1,609) (1,270)
  Leasing                                    3,477     (1,253) (1,434)
  Intangible assets                         (3,875)         -       -
  Change in tax rate                          (107)         -       -
  Other-net                                    195       (828)     42
        Total deferred federal income tax   (2,873)    (3,690) (2,662)
        Income tax                         $52,236    $37,999 $30,128

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

                                            1993        1992   1991
Statutory tax rate                          35.0%       34.0%  34.0%
Adjustments to statutory tax rate:
  Tax-exempt interest income                (1.4)       (2.6)  (4.0)
  Other-net                                  0.7         1.9    1.4
Effective tax rate                          34.3%       33.3%  31.4%

Note 10 - Long-Term Debt
The following is a summary of the corporation's long-term debt as of December 31.

(dollars in thousands)                                  1993    1992
Parent company:
12 3/4% Promissory note-quarterly payments
  of interest, annual principal payments of
   $2,500,000 through 1995                           $ 5,000  $7,500
10.17% Promissory note-prepaid January 3, 1994         5,000   5,000
9.25% Senior note-semiannual payments of interest
  and annual principal payments of $2,250,000
  through 2001                                        18,000  20,250
8 7/8% Mortgage due 2016                               5,792   5,869

     Total parent company long-term debt              33,792  38,619
Other companies:
6 3/4% Industrial revenue bonds due through 1994          60     115
8 7/8% Mortgage due 2016                              17,848  18,088
        Total long-term debt                         $51,700 $56,822

Each of the above parent company notes contains certain limitations on funded debt, dividends and other matters. These limitations are not materially restrictive to the corporation. The parent company has lines of credit amounting to $10,000,000 available, none of which is currently in use.

The following table presents the scheduled payments of the corporation's long-term debt.

(dollars in thousands)
1994                                                   $10,156
1995                                                     5,129
1996                                                     2,663
1997                                                     2,701
1998                                                     2,744
Later years                                             28,307
        Total                                          $51,700

Note 11 - Pension and Other Postretirement Benefits
The corporation has a non-contributory defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation while employed. The corporation's funding policy is to make an annual contribution to the plan which at least equals the minimum required contribution.

  The following table sets forth the plan's funded status and amounts recognized in the corporation's consolidated balance sheets at December 31, 1993 and 1992.

(dollars in thousands)                             1993        1992
Projected benefit obligation:
   Vested benefits                              $38,216     $32,648
  Nonvested benefits                              1,993         608
    Accumulated benefit obligation               40,209      33,256
 Effect of projected future compensation levels   9,786      12,993
       Projected benefit obligation              49,995      46,249
Plan assets                                      72,249      66,548
      Plan assets in excess of projected
       benefit obligation                        22,254      20,299

Unrecognized net loss due to past experience
  different from assumptions made                 1,623       2,374
Unrecognized net asset being recognized
 over 16 years                                 (10,117)     (11,033)
      Prepaid pension cost in consolidated
       balance sheets                          $13,760      $11,640

Plan assets primarily consist of listed stocks, corporate bonds and United States Treasury notes. Included in plan assets at December 31, 1993 and 1992 were shares of the corporation's stock with a value of $8,246,000 and $8,481,600, respectively.

  Net pension cost, which amounted to a credit for 1991 through 1993, included the following components:

(dollars in thousands)              1993           1992      1991
Service cost-benefits earned
  during the period              $ 2,388        $ 2,243     $2,035
Interest cost of projected
  benefit obligation               3,782          3,434      3,395
Actual total return on plan
  assets                         (6,045)         (6,882)   (11,157)
Curtailment gain                   (595)              -          -
Net amortization and deferral    (1,250)            (75)     3,818
    Net periodic pension
     (credit)                   $(1,720)        $(1,280)   $(1,909)

In determining the projected benefit obligation, the following weighted average rates were used.

                                   1993            1992       1991
Discount rate                      7.75%           8.50%      9.00%
Future salary increases            4.00            6.00       5.25
Long-term return on assets         9.58            9.51       9.51

The corporation recognized a curtailment gain in 1993 due to staff reductions which resulted from the implementation of the corporation's restructuring program.

The corporation provides employer-sponsored health care benefits to current retirees, and their spouses, who had retired prior to January 1, 1993. Employees who retired after January 1, 1993 can obtain health care benefits under the corporation's health care plan; however, the total amount of the premiums are paid by the retiree.

  The corporation adopted Statement of Financial Accounting
Standards No. 106 (SFAS No. 106) "employers' accounting for postretirement benefits other than pensions" in 1993. The statement requires companies to accrue, during the period that the employee renders service to the company, the expense of providing postretirement benefits (principally health care benefits). In prior years the corporation recognized this cost on a cash basis. The accumulated postretirement benefit obligation of $5.5 million at date of adoption, is being amortized on a straight-line basis over an expected future lifetime of the retirees under the plan of 14 years.

  The following table sets forth the amount of the accumulated benefit obligation recognized in the corporation's consolidated balance sheet at date of adoption of SFAS No. 106 and December 31, 1993:

                                            December 31,  January 1,
(dollars in thousands)                              1993       1993
Accumulated postretirement benefit obligation:
 Retirees                                         $5,751     $5,473
 Fully eligible active participants                    -          -
  Total                                           $5,751     $5,473
Unrecognized net loss                               (150)         -
Unrecognized transition obligation being
  amortized over 14 years                         (5,082)    (5,473)
  Accrued postretirement obligation in
   consolidated balance sheets                    $  519    $     -

The components of the net periodic costs of postretirement benefits for 1993 were as follows:

(dollars in thousands)                                       1993
Interest cost of projected benefit obligation               $ 398
Amortization of the unrecognized transition obligation        391
        Net periodic postretirement benefit                 $ 789

The weighted average discount rates used in determining the amount of the accumulated benefit obligation were 7.50 percent as of January 1, 1993 and 6.75 percent as of December 31, 1993. The measurement of the accumulated benefit obligation assumed a health care cost trend rate of 13.00 percent for 1994, which gradually decreases to an ultimate rate of 5.80 percent by 2012 and thereafter. The health care cost trend assumption has a significant effect on the amounts reported. To illustrate, a one percent increase in each future year would increase the accumulated postretirement benefit obligation at December 31, 1993 by $511,000 and increase the aggregate of the service and interest costs components of the net periodic benefit cost for the year by $35,000.

Note 12 - Stock Options and Compensation Plans
In 1992, the shareholders of the corporation approved the adoption of the Star Banc Corporation 1991 Stock Incentive Plan ("the Plan") replacing the 1986 plan. The Plan provides for the grant to selected key managerial personnel of options to purchase shares of common stock generally at the stock's fair market value at the date of grant. In addition, the Plan provides for the grant to selected key managerial personnel of shares of common stock which are subject to restriction on transfer and to a right of repurchase by the corporation and of shares of common stock as performance awards. Not more than 1,000,000 authorized and unissued shares of common stock, in the aggregate, are available for issue under the Plan. The Plan will terminate on January 7, 2001.

  In 1993, the corporation adopted the StarShare Stock Option
Plan for employees. The StarShare Plan provided a one-time grant to all eligible employees of options to purchase shares of common stock at the stock's fair market value at the grant date. This one-time grant to purchase shares of common stock of the corporation was made to all active employees (not currently eligible under the 1991 Incentive Plan) as a performance award following the corporation's restructuring program. Not more than 125,000 shares were authorized and available under the StarShare Plan. The StarShare Plan has no expressed termination date; however, it may be terminated or modified by the board of directors at any time.

The following is a summary of options outstanding and exercised under the 1991 Plan, the 1986 Stock Incentive Plan and the StarShare Option Plan.

                               1993                             1992
                       Number of                    Number of
                         Shares    Option Price     Shares      Option Price
Stock Incentive Plans:
Options outstanding
 at beginning of
  year                  893,867   $16.75-33.75     744,381       $16.75-25.63
    Granted             435,400    34.25-50.75     323,300        28.75-33.75
    Exercised          (327,240)   16.75-33.75    (173,814)       16.75-25.63
    Cancelled                 -              -           -                  -
Options outstanding
 at end of year       1,002,027    16.75-50.75     893,867        16.75-33.75
Exercisable
 at end
 of year                570,527   $16.75-38.75     893,867       $16.75-33.75
Available for
 future grant under
 the Stock Incentive
 Plans                   40,489                    475,889

StarShare Stock
 Option Plan:
Options
 outstanding at
 beginning of
  year                        -   $          -           -       $          -
    Granted             114,152    35.25-36.00           -                  -
    Exercised              (992)         35.25           -                  -
    Cancelled           (14,957)   35.25-36.00           -                  -
Options outstanding
 at end ofyear           98,203    35.25-36.00           -                  -
Exercisable at end
  of year                97,303   $35.25-36.00           -                  -
Available for future
  grant under the
  1993 StarShare
  stock option plan      10,848                          -

An additional 196,250 shares were granted in 1993 at $34.75, subject to shareholder approval of an amendment to the 1991 plan.

  Directors and selected senior officers of the corporation and its banking subsidiaries may participate in the corporation's Deferred Compensation Plan through which they may postpone the receipt of compensation. Amounts deferred under the plan may be valued on the basis of an interest index or be used to purchase shares of the corporation's common stock. Although the plan is unfunded for tax purposes, the shares of treasury stock held at December 31, 1993 and 1992 were acquired to meet obligations arising from this plan and are considered common stock equivalents for the purpose of computing earnings per share.

  The corporation has entered into severance agreements with certain officers of the corporation. In general, the agreements provide for the payment of a lump sum benefit to the officer, plus the continuation of certain medical and insurance benefits, in the event that the officer's employment is terminated involuntarily by the corporation, or voluntarily by the officer for good reason, following a change in control of the corporation during the officer's protected period. The benefits payable under the agreements do not exceed three times the base amount of the officer's compensation, as defined by applicable tax regulations. The aggregate amount payable if all officers exercise their right to receive payment under these agreements is $14.0 million.

Note 13 - Shareholders' Equity
Each share of common stock outstanding (and each share issued by the corporation prior to the occurrence of certain events) carries with it one Preferred Stock Purchase Right to purchase, at a price of $100, one-hundredth of a share of Series A Preferred Stock. The Preferred Stock Purchase Rights are exercisable only if a person or group acquires or obtains the right to acquire ownership of 20 percent or more of the corporation's common stock, commences a tender or exchange offer for 30 percent or more of the common stock, or a holder of 10 percent or more of common stock is declared an "Adverse Person" by the corporation's Board of Directors. The corporation is entitled to redeem the Preferred Stock Purchase Rights at a price of one cent per Preferred Stock Purchase Right at any time before the twentieth day following the date a 20 percent position has been acquired.

If the corporation is acquired in a merger or other business combination transaction, each Preferred Stock Purchase Right entitles its holder to purchase, at the Preferred Stock Purchase Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Preferred Stock Purchase Right's exercise price. The Preferred Stock Purchase Rights also provide a similar right for holders (other than an Acquiring Person or Adverse Person as defined in the Preferred Stock Purchase Rights Agreement) to purchase the corporation's common stock having a market value at that time of twice the Preferred Stock Purchase Right's exercise price under certain circumstances where a person or group has acquired a 30 percent block of the corporation's common stock or been declared an "Adverse Person" by a majority of the corporation's outside directors.

  In connection with the shareholder rights plan, 500,000 shares of the corporation's 1,000,000 authorized shares of Preferred Stock have been designated as Series A Preferred Stock; no shares of Series A Preferred Stock have been issued.

  In 1991, in connection with the acquisition of Kentucky Bancorporation, Inc., the corporation issued 217,800 shares of Series B Cumulative Preferred Stock with a stated value of $100 per share. This series of preferred stock, which had an original recorded value of $18 million, is convertible into shares of the corporation's common stock at a rate of 4.545 shares of common stock for each share of preferred stock. Series B Cumulative Preferred Stock pays a quarterly dividend at an annual rate of $6 per share and is callable at the corporation's optionat a price of $103 per share starting in July
1996 with the call price declining ratably to $100 per share in July 2001 and thereafter.

Note 14 - Financial Instruments with Off-Balance-Sheet Risk
The corporation becomes a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, interest rate swap agreements, interest rate caps and floors, and commitments to purchase or sell foreign currencies. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the corporation's consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the corporation has in particular classes of financial instruments.

  The corporation's exposure to credit loss for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contract amount of those instruments. The corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The need for collateral is assessed on a case-by-case basis, based upon management's credit evaluation of the other party. As of December 31, 1993, the total contract amount of commitments to extend credit, standby letters of credit, and commercial letters of credit amounted to $1,698 million, $153 million and $18 million, respectively. The corporation utilizes interest rate caps and floors, commitments to purchase or sell foreign currencies and commitments to sell residential real estate loans to hedge positions taken in transactions with customers. In addition, the corporation utilizes interest rate swap segments as hedge instruments to reduce exposure to adverse changes in interest rates. The notional amounts of these instruments do not represent exposure to credit loss. Risks associated with these types of financial instruments arise from the movement of interest rates or foreign exchange rates and failure of the other party to the transaction to meet its obligation. The corporation controls the risk of such instruments through approvals, limits, and monitoring procedures. As of December 31, 1993, the total notional amounts of interest rate swaps and interest rate caps and floors were $490 million and $3 million, respectively; foreign currency purchase and sale commitments were $11 million, and commitments to sell residential real estate loans amounted to $38 million.

Note 15 - Litigation
Various legal claims have arisen during the normal course of business which, in the opinion of management, will not result in material liability to the corporation.

Note 16 - Dividend Restriction
Bank regulatory agencies limit the amount of dividends a subsidiary bank can declare to the parent company in any calendar year without obtaining prior approval. The limitations of all subsidiary banks combined for 1993 were approximately $186,158,000.

Note 17 - Acquisitions
On June 19, 1992, the corporation's largest subsidiary, Star
Bank, N.A., ("the bank") purchased 28 Cleveland area branch offices from Ameritrust Company National Association. This transaction has been accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed have been recorded at estimated fair value. In purchasing these branches, the bank acquired a $263 million participation in a pool of mortgage loans made by Ameritrust and Society National Bank which is recorded as an investment security, $111 million in loans and $937 million in deposits for a premium of
2.19 percent of the deposits. The core deposit intangible assigned through the allocation of the purchase price amounted to $19 million.

  On July 1, 1991, the corporation acquired all of the outstanding shares of Kentucky Bancorporation, Inc. ("KBI") for cash and preferred stock valued at a total of $36 million. KBI was a bank holding company which operated six banks doing business as Kentucky National Bank in Northern and Central Kentucky and Southern Ohio. At the date of acquisition, KBI had total assets of $393 million. As the transaction has been accounted for as a purchase, only the results of operations of KBI since the date of acquisition are included in the consolidated financial statements. The excess of the total purchase price over the fair value of net assets acquired was $9.3 million. This amount is being amortized on a straight-line basis over 25 years.

Note 18 - Intangible Assets
The following is a summary of intangible assets as of December 31 which are included in other assets in the consolidated balance sheets.

(dollars in thousands)                        1993               1992
Excess of cost over fair value of
  assets acquired (goodwill)               $30,530            $32,042
Core deposit benefits                       20,850             24,521
Purchased mortgage servicing rights          8,451              4,983
Purchased credit card relationships             91                115
        Total intangible assets            $59,922            $61,661

Note 19 - Noninterest Income and Other Noninterest Expense
The following are included in other service charges and fees and all other income for the years ended December 31.

(dollars in thousands)          1993         1992             1991
Credit cards                 $10,848      $10,092          $10,442
Mortgage banking income        6,587        5,994            1,672

The following are included in all other expense for the years ended December 31.

(dollars in thousands)         1993          1992           1991
FDIC insurance              $13,987       $12,933        $11,091
State taxes                   9,052         8,676          7,463
Marketing                     7,219         6,129          4,695

Note 20 - Fair Value of Financial Instruments
In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107 (SFAS No.
107)"Disclosures about Fair Value of Financial Instruments" which requires disclosure of fair value information about both on and off-balance-sheet financial instruments for which it is practicable to estimate that value. For many of the corporation's financial instruments, however, an available trading market does not exist; therefore, significant estimations and present value calculations were used to determine fair values as described below. Changes in estimates and assumptions could have a significant impact on these fair values.

Cash and Cash Equivalents
For cash and due from banks, federal funds sold, securities purchased under agreement to resell and interest-bearing deposits in banks, the carrying value is a reasonable estimate of fair value.

Investment Securities
Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or estimated current replacement cost of the instrument.

Loans
For variable rate loans which reprice frequently or are based on market changes, with no significant changes in credit risk, fair values are based on carrying values. Fair values for residential real estate loans are estimated based on quoted market prices for securities backed by similar loans. The fair values for other types of loans are estimated by discounting the future cash flows using current rates being offered for loans of similar terms to borrowers of similar credit quality.

Deposit Liabilities
The fair values of noninterest-bearing deposits, savings, NOW and money market deposit accounts are, by definition, equal to the amount payable on demand at the reporting date. The carrying value of variable rate, fixed-term time deposits and certificates of deposit approximate their fair values. For fixed-rate certificates of deposit, fair values are estimated using a discounted cash flow analysis based on rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings
The carrying amounts of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximate their fair values.

Long-Term Debt
Fair values of the corporation's long-term debt is estimated by using discounted cash flow analyses, based on current market rates for debt with similar terms and remaining maturities.

Off-Balance-Sheet Instruments
The fair values of interest rate caps and floors, forward commitments to purchase or sell foreign currency and to sell real estate loans are based upon quoted market prices for similar instruments. The fair value of commitments to extend credit and standby and commercial letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The fair value of interest rate swap agreements is the estimated amount that the corporation would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the creditworthiness of the counterparties.

The following table summarizes the estimated fair values of the corporation's financial instruments at December 31.

(dollars in thousands)
                         1993                             1992
               Carrying Amount  Fair Value  Carrying Amount Fair Value
Financial assets:
  Cash and cash
   equivalents      $  560,534  $  560,534     $  882,770   $ 882,770
  Investment
   securities        1,600,275   1,605,342      1,647,041   1,658,299
  Net loans          5,211,251   5,291,965      4,914,131   5,011,765
Financial
  liabilities:
  Deposits          (6,015,566) (6,025,225)    (6,402,756) (6,417,579)
  Short-term
   borrowings         (816,706)   (816,706)      (577,193)   (577,193)
  Long-term debt       (51,700)    (57,195)       (56,822)    (62,957)
Off-balance-sheet
   instruments:(1)
  Commitments to
  extend credit             (4)         (4)           (61)        (61)
  Standby letters
   of credit              (434)       (434)          (557)       (557)
  Interest rate caps
   and floors/foreign
    currency                 -          27              -          34
  Interest rate swap
   agreements            1,085      (1,759)             -           -
  Forward commitments        -         (21)             -        (819)

(1)The amounts shown under "carrying amount" represent accruals or unamortized fees remaining from those unrecognized financial instruments.

Due to the wide range of permitted valuation techniques and numerous estimates and assumptions which must be made for financial instruments which lack available secondary markets, management is concerned that reasonable comparability of estimated fair value disclosures between financial institutions may not be likely.

Note 21 - Summary of Quarterly Financial Information (unaudited)

The following is a summary of quarterly results of operations for 1993 and 1992.

(amounts in thousands, except per share data)
                                         Quarter Ended 1993
                                Dec. 31   Sept. 30  June 30  Mar. 31
 Net interest income            $84,230    $80,705  $79,322  $79,219
Provision for loan losses        7,224      9,039    8,291    8,454
Net interest income after
  provision for loan losses     77,006     71,666   71,031   70,765
Income taxes                    14,113     12,780   12,806   12,537
Net income                      26,490     23,536   25,344   24,903
Per share:
  Primary earnings                0.89       0.78     0.85     0.84
  Fully diluted earnings          0.87       0.77     0.84     0.82
  Cash dividends declared on
   common stock                   0.29       0.29     0.29     0.29
Weighted average common stock
   outstanding                  29,710     29,626   29,457   29,397
Weighted average fully diluted
   common stock equivalents     30,510     30,435   30,298   30,239

1992
Net interest income            $81,292    $79,849  $73,600  $73,642
Provision for loan losses        9,424      9,542    9,239   12,693
Net interest income after
  provision for loan losses     71,868     70,307   64,361   60,949
Income taxes                     9,847     10,201    9,495    8,456
Net income                      18,661     20,217   19,603   17,638
Per share:
  Primary earnings                0.63       0.68     0.67     0.59
  Fully diluted earnings          0.62       0.67     0.65     0.59
  Cash dividends declared on
   common stock                   0.26       0.26     0.26     0.26
Weighted average common stock
   outstanding                  29,297     29,276   29,215   29,124
Weighted average fully diluted
   common stock equivalents     30,141     30,121   30,098   30,090

Consolidated Six Year Selected Financial Data

(dollars in thousands except per share data)
                          1993       1992      1991        1990      1989       1988
Results of Operations
Interest income      $ 518,167  $ 541,421 $ 576,753   $ 586,829  $ 563,938   $467,091
Interest expense       194,691    233,038   307,333     340,205    336,299    261,538
Net interest income    323,476    308,383   269,420     246,624    227,639    205,553
Taxable equivalent
adjustment(a)            3,283      4,479     5,864       7,305      8,770      9,953
Taxable equivalent
 net interest income   326,759    312,862   275,284     253,929    236,409    215,506
Noninterest
  income               112,890     99,644    81,981      76,347     72,144     65,440
Net revenue            439,649    412,506   357,265     330,276    308,553    280,946
Noninterest expense    250,849    253,011   215,528     189,880    184,219    171,354
Provision for loan
   losses               33,008     40,898    39,913      40,417     35,418     25,935
Income before
  cumulative effect
  of change in
  accounting
  principle            100,273     76,119    65,832      64,889     58,003     55,430
Net income             100,273     76,119    65,832      64,889     58,003     58,496
Per Share(b)
Primary earnings
 before changes
 in accounting
 principles              $3.36      $2.57     $2.24       $2.23     $ 2.01      $1.92
Primary earnings          3.36       2.57      2.24        2.23       2.01       2.03
Fully diluted
 earnings before
 change in
 accounting
 principle                3.30       2.53      2.23        2.23       2.01       1.92
Fully diluted
 earnings                 3.30       2.53      2.23        2.23       2.01       2.03
Common stock cash
 dividends declared       1.16       1.04      1.00        0.96       0.88       0.82
Average Balances
Loans, net of
 unearned interest $ 5,146,341 $4,926,900 $4,718,795 $4,452,993 $4,054,382  $3,689,429
Investment
 securities          1,592,210  1,341,917    883,411    826,943    847,048     817,764
Money market
 instruments           264,502    383,255    262,947    269,047    325,127     247,272
Total interest
 -earning assets     7,003,053  6,652,072  5,865,153  5,548,983  5,226,557   4,754,465
Total assets         7,542,798  7,171,898  6,336,096  6,024,108  5,686,410   5,214,341
Noninterest
 -bearing deposits   1,036,141    925,338    765,952    742,189    719,003     757,591
Interest-bearing
 deposits            5,085,718  4,955,133  4,426,203  4,219,659  3,990,511   3,526,196
Total deposits       6,121,859  5,880,471  5,192,155  4,961,848  4,709,514   4,283,787
Short-term
 borrowings            621,482    498,014    463,024    416,690    356,025     352,323
Long-term debt          54,308     59,906     45,937     35,476     36,025      33,819
Shareholders'
 equity                640,868    579,486    529,312    484,504    448,071     415,320
Ratios
Return on
 average assets           1.33%      1.06%     1.04%       1.08%      1.02%       1.12%
Return on average
 equity                  15.65      13.14     12.44       13.39      12.95       14.08
Net interest margin       4.67       4.70      4.69        4.58       4.52        4.53
Noninterest expense
 to net revenue          57.06      61.34     60.33       57.49      59.70       60.99
Dividend payout
 ratio                   34.41      40.35     44.33       42.67      43.57       39.86
Average
 shareholders' equity
 to average total
 assets                   8.50       8.08      8.35        8.04       7.88        7.96

(a) Taxable equivalent adjustment was calculated utilizing a marginal federal income tax rate of 35 percent for 1993 and 34 percent for the years 1988-1992.

(b) Per share amounts have been restated to reflect a 2-for-1 stock split in 1989.

Description of Business
Star Banc Corporation ("the corporation") was organized as a Delaware corporation in 1973 under the name First National Cincinnati Corporation. In 1988, it was reincorporated under the laws of the State of Ohio and in 1989 changed its name to the current form.
Executive offices are maintained in Cincinnati, Ohio.

  The corporation is a bank holding company as defined by the Bank Holding Company Act of 1956, as amended, and is registered with the Board of Governors of the Federal Reserve System. As such, it is subject to regulation and examination by the Federal Reserve.

  Through its banking subsidiaries, the corporation is engaged in commercial banking and trust business, providing a full range of consumer, commercial and trust financial products and investment services throughout Ohio, Kentucky and Indiana. The corporation competes for loans and/or deposits with numerous other banks and financial institutions throughout its market area, as well as with mutual funds, brokerage firms and other types of financial service providers.

  In the past six years the corporation has continued to expand through the acquisition of other smaller banking institutions throughout its market area of Ohio, Kentucky and Indiana. These institutions included Aurora First National Bancorp (Aurora, Indiana), First Sidney Banc Corp. (Sidney, Ohio), Peoples Liberty Bancorporation (Covington, Kentucky), First National Bancorp (Miamisburg,
Ohio),Fir-Ban Inc. (Verona, Kentucky) and Kentucky Bancorporation
Inc. (Covington, Kentucky). Most recently the corporation purchased 28 branches in the Cleveland, Ohio area from Ameritrust, N.A. The Corporation continues to explore other acquisition opportunities in its tri-state market area.

  In 1993, as part of a comprehensive restructuring program, the corporation merged its six Ohio banks in Columbus, Eaton, Hillsboro, Ironton, Sidney and Troy with Star Bank, N.A. In addition, the corporation merged its two Indiana banks in Lawrenceburg and Richmond to form Star Bank, N.A., Indiana. This resulted in the corporation wholly owning three bank subsidiaries either directly or through its one subsidiary bank holding company in Kentucky. All bank subsidiaries are national banks. The primary regulator of all national banks is the Office of Comptroller of the Currency. As federally insured institutions and members of the Federal Reserve System, the corporation's national banks are also subject to regulation by the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve.

  The Miami Valley Insurance Company, a wholly-owned subsidiary of the corporation, is incorporated under the laws of the State of Arizona and is engaged solely in the business of issuing credit life and accident and health insurance in connection with the lending activities of the corporation's Ohio bank subsidiary. First National Cincinnati Corporation is a wholly-owned subsidiary which holds a 75.5 percent ownership of the corporation's headquarters building. The remaining 24.5 percent ownership is held directly by the corporation.

  A tabulation of pertinent financial and operational data of all
Star Banc Corporation banking subsidiaries as of December 31, 1993, is shown in the following table.
                                   52

Banking Subsidiaries
(dollars in thousands)
As of December 31,1993
                                                               Total     Employee
                           Total        Total      Total       Equity   (Full-time)    Banking
                           Assets       Loans     Deposits    Capital   Equivalent)    Offices
Star Bank,  N.A.      $6,629,918    $4,556,148   $5,032,283   $557,738     3,116       151
Star Banc Corporation,
 Kentucky                726,072       448,809      623,682     77,356       246        27
Star Bank,  N.A.,
  Indiana                452,153       289,583      392,820     43,937       178        20

The corporation had a total of 3,540 full-time equivalent employees at December 31, 1993. The corporation's banking subsidiaries operated a total of 198 full service offices at December 31, 1993.

Properties
Star Banc Corporation and Star Bank, N.A. maintain their offices in Star Bank Center, a 26-story office tower in downtown Cincinnati, wholly-owned by the corporation. This office building contains approximately 562,000 square feet of space of which the corporation and Star Bank, N.A. occupy approximately 250,000 square feet or 44 percent of the space in the building.

  The corporation's banking subsidiaries operate 198 banking offices throughout their market areas. Of those, 108 are owned and 90 are leased.

Legal Proceedings
Neither the corporation nor any of its subsidiaries presently is involved in litigation which in the opinion of management will result in a material effect upon the corporation's consolidated financial position or results of operations. See Note 15 to the consolidated financial statements for additional information.

Market and Dividend Information
The corporation's common stock (symbol: "STRZ") is traded on the National Association of Securities Dealers Automated Quotation System-National Market System. The following table sets forth the high and low sales prices of the common stock for each quarterly period during 1993 and 1992 as reported by the National Association of Securities Dealers, Inc., as well as dividends per share which have been declared on a quarterly basis.

                                                        Cash Dividends
                        1993              1992          Declared Per
                                                          Share
                 High         Low     High       Low       1993   1992
Fourth Quarter $37.25      $33.00   $37.00    $29.50      $0.29  $0.26
Third Quarter   37.25       34.00    33.25     29.25       0.29   0.26
Second Quarter  39.38       34.75    39.50     26.50       0.29   0.26
First Quarter   38.50       34.50    31.75     24.25       0.29   0.26

At December 31, 1993, there were 7,901 holders of record of the corporation's common stock.

Corporation Information

Annual Meeting
The Annual Meeting of Shareholders of Star Banc Corporation will be held at 11:00 a.m. (EDT), Tuesday, April 12, 1994, on the Ninth Floor at Star Bank Center, 425 Walnut Street, Cincinnati, Ohio 45202. Additional financial or general information, including copies of this annual report which includes Form 10-K filed with the Securities and Exchange Commission, and interim reports published quarterly during the year may be obtained by contacting David M. Moffett, executive vice president and chief financial officer, at the executive office address listed below or by calling (513) 632-4008.

Stock Listing
Star Banc Corporation common stock is listed under the symbol
"STRZ" on the NASDAQ National Market System.

Transfer Agent
Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address and dividend payment should be sent to the transfer agent at the following address:

Star Bank, N.A.
Securities Transfer Department
425 Walnut Street
Mail Location #6125
Cincinnati, OH 45202

Dividend Reinvestment
Star Banc Corporation offers its shareholders an automatic dividend reinvestment program. The program enables shareholders to reinvest their dividends in shares at the prevailing market price. For more information, write to Star Bank, N.A., Securities Transfer
Department, 425 Walnut Street, Mail location #6125, Cincinnati, OH 45202 or call (513) 632-4610.

Independent Public Accountants
The independent public accountants of Star Banc Corporation are Arthur Andersen & Co., Cincinnati, OH.

Executive Offices

Star Bank Center
425 Walnut Street
Cincinnati, OH 45202


Mutual funds are not FDIC insured, not deposits or obligations of Star Bank, nor are they guaranteed by Star Bank. Investments in mutual funds involve investment risk, including possible loss of principal. Federated Securities Corp., Distributor Star Bank is Investment
Adviser to the Star Funds.

InveStar is the trade name used to denote the program of life insurance, annuities and securities products offered at Star Bank. Insurance and annuities are offered through Financial Horizons Distributors Agency of Ohio, Inc., an independent insurance agency. Securities products and services are offered through Financial Horizons Securities Corp., a registered broker dealer, member NASD/SIPC and Financial Horizons Discount Brokerage, Inc., a registered broker dealer, member NASD/SPIC. None of the Financial Horizons companies are affiliated with Star Bank.

The financial section of this annual report has been produced on recycled paper.

Corporate Directors

Column 1 (Top to Bottom)
James R. Bridgeland, Jr.
Partner, Taft, Stettinius & Hollister

Laurance L. Browning, Jr.
Formerly Vice Chairman, Emerson Electric Co.

Victoria B. Buyniski
President and Chief Executive Officer,
United Medical Resources, Inc.

Samuel M. Cassidy
President and Chief Executive Officer,
Star Bank, N.A. and Executive Vice President, Star Banc
Corporation

Raymond R. Clark
President and Chief Executive Officer,
Cincinnati Bell Telephone

V. Anderson Coombe
Chairman, The Wm. Powell Co.

Column 2 (Top to Bottom)

John C. Dannemiller
Chairman and Chief Executive Officer,
Bearings, Inc.

Jerry A. Grundhofer
Chairman, President and Chief Executive Officer, Star Banc
Corporation and Chairman, Star Bank, N.A.

J.P. Hayden, Jr.
Chairman and Chief Executive Officer,
The Midland Company

Roger L. Howe
Chairman,
U.S. Precision Lens, Inc.

Thomas J. Klinedinst, Jr.
President,
Thos. E. Wood, Inc.

Charles S. Mechem, Jr.
Commissioner, Ladies Professional Golf Association and Chairman,
U.S.ShoeCorporation

Column 3 (Top to Bottom)

Daniel J. Meyer
Chairman and Chief Executive Officer Cincinnati Milacron, Inc.

O'dell M. Owens, M.D., M.P.H.
Director of Reproductive Endocrinology and Infertility,
The Christ Hospital

Thomas E. Petry
Chairman and Chief Executive Officer,
Eagle-Picher Industries, Inc.

William C. Portman
Chairman,Portman Equipment Company

Oliver W. Waddell
Formerly Chairman,Star Banc Corporation and Vice Chairman, Star Bank,
N.A.

Bradley L. Warnemunde
Formerly Chairman, President and Chief Executive Officer,
Ohio National Life Insurance Company

                               61