Form 10-K, Exhibit 13
STAR BANC CORP /OH/
filed 1995-03-31
CIK 36678

EXHIBIT 13


Financial Highlights
(dollars in thousands except per share data)

For The Year:                       1994     % change         1993   % change        1992
Net income                      $116,591       16.3%      $100,273     31.7%      $76,119

Per Share:
Primary earnings                   $3.89       15.8%         $3.36     30.9%        $2.57

Fully diluted earnings              3.86       17.0           3.30     30.6          2.53

Common dividends declared           1.40       20.7           1.16     11.5          1.04

Preferred dividends declared        6.00          -           6.00        -          6.00

Year-end book value per common
   --share outstanding             24.02        7.6          22.33     11.1         20.09

Year-end market value per
   --common share                  36.38        3.9          35.00     (2.8)        36.00

Average Balances:
Total assets                  $8,252,244        9.4%    $7,542,798      5.2%   $7,171,898

Earning assets                 7,665,037        9.5      7,003,053      5.3     6,652,072

Loans, net of unearned
interest                       5,721,667       11.2      5,146,341      4.5     4,926,900

Deposits                       6,278,879        2.6      6,121,859      4.1     5,880,471

Shareholders' equity             702,605        9.6        640,868     10.6       579,486

At Year-End:
Common shares issued and
  --outstanding               29,802,796                29,606,665             29,216,453

Number of common shareholders      7,858                     7,901                  8,008

Number of employees                3,707                     3,540                  3,696

Ratios:
Return on average assets            1.41%                     1.33%                  1.06%

Return on average equity           16.59                     15.65                  13.14

Average shareholders' equity
    to average total assets         8.51                      8.50                   8.08

Risk-based capital ratios:
    Tier 1                          8.66                     11.10                  10.64
    Total                          12.16                     12.41                  11.99
    Leverage ratio                  6.27                      8.24                   7.51

Net interest margin                 4.55                      4.67                   4.70

Noninterest expense to net revenue 55.84                     57.06                  61.34

Noninterest income as a percent
   of net revenue                  25.10                     25.68                  24.16

5 YEAR LINE CHARTS OF NET INCOME, EPS, DIVIDENDS, AVERAGE BALANCES AND
VARIOUS RATIOS:
                                  1990      1991      1992      1993      1994

Return on Average Equity         13.39%    12.44%    13.14%    15.65%    16.59%
(In Percents)

Return on Average Assets          1.08      1.04      1.06      1.33      1.41
(In Percents)

Net Interest Margin               4.58      4.69      4.70      4.67      4.55
(In Percents)

Noninterest Expense to
 Net Revenue                     57.49     60.33     61.34     57.06     55.84
(In Percents)

Net Charge-Offs to Average Loans  0.73      0.79      0.74      0.56      0.20
(In Percents)

Average Shareholders Equity
to Average Total Assets           8.04      8.35      8.08      8.50      8.51
(In Percents)

Earnings Per Share Fully Diluted $2.23     $2.23     $2.53     $3.30      3.86
(In Dollars)

Common Dividends Declared
 Per Share                        0.96      1.00      1.04      1.16      1.40
(In Dollars)

Average Shareholders Equity      484.5     529.3     579.5     640.9     702.6
(In Millions of Dollars)

Average Total Assets              6.02      6.34      7.17      7.54      8.25
(In Billions of Dollars)

Dividend Payout Ratio            42.67     44.33     40.35     34.41     35.89
(In Percents)

Consolidated Six Year Selected Financial Data
(dollars in thousands except per share data)                                                    5 year
                                                                                               Compound
                                1994       1993       1992       1991       1990       1989  Growth rate
RESULTS OF OPERATIONS:
Interest income             $569,724   $518,167   $541,421   $576,753   $586,829   $563,938        0.20%
Interest expense             223,618    194,691    233,038    307,333    340,205    336,299       (7.84)
Net interest income          346,106    323,476    308,383    269,420    246,624    227,639        8.74
Taxable equivalent-
 -adjustment(a)                3,069      3,283      4,479      5,864      7,305      8,770       18.94)
Taxable equivalent-
 -net interest income        349,175    326,759    312,862    275,284    253,929    236,409        8.11
Noninterest income           117,015    112,890     99,644     81,981     76,347     72,144       10.16
Net revenue                  466,190    439,649    412,506    357,265    330,276    308,553        8.60
Noninterest expense          260,311    250,849    253,011    215,528    189,880    184,219        7.16
Provision for loan losses     24,372     33,008     40,898     39,913     40,417     35,418       (7.20)
Net income                   116,591    100,273     76,119     65,832     64,889     58,003       14.99
--------------------------------------------------------------------------------------------------------
PER SHARE:
Primary earnings               $3.89      $3.36      $2.57      $2.24      $2.23      $2.01       14.12%
Fully diluted earnings          3.86       3.30       2.53       2.23       2.23       2.01       13.94
Common stock cash -
 -dividends declared            1.40       1.16       1.04       1.00       0.96       0.88        9.73
Year-end book value            24.02      22.33      20.09      18.58      17.31      16.11        8.32
Year-end market value          36.38      35.00      36.00      25.00      16.75       2.00       10.58
--------------------------------------------------------------------------------------------------------
AVERAGE BALANCES:
Loans, net of-
 -unearned interest       $5,721,667 $5,146,341 $4,926,900 $4,718,795 $4,452,993 $4,054,382        7.13%
Investment securities      1,900,290  1,592,210  1,341,917    883,411    826,943    847,048       17.54
Money market instruments      43,080    264,502    383,255    262,947    269,047    325,127      (33.25)
Total interest-earning
 assets                    7,665,037  7,003,053  6,652,072  5,865,153  5,548,983  5,226,557        7.96
Total assets               8,252,244  7,542,798  7,171,898  6,336,096  6,024,108  5,686,410        7.73
Noninterest-bearing
 deposits                  1,065,933  1,036,141    925,338    765,952    742,189    719,003        8.19
Interest-bearing deposits  5,212,946  5,085,718  4,955,133  4,426,203  4,219,659  3,990,511        5.49
Total deposits             6,278,879  6,121,859  5,880,471  5,192,155  4,961,848  4,709,514        5.92
Short-term borrowings        995,901    621,482    498,014    463,024    416,690    356,025       22.84
Long-term debt               155,172     54,308     59,906     45,937     35,476     36,025       33.92
Shareholders' equity         702,605    640,868    579,486    529,312    484,504    448,071        9.41
--------------------------------------------------------------------------------------------------------
RATIOS:
Return on average assets        1.41%      1.33%      1.06%      1.04%      1.08%      1.02%
Return on average equity       16.59      15.65      13.14      12.44      13.39      12.95
Net interest margin             4.55       4.67       4.70       4.69       4.58       4.52
Noninterest expense to
  net revenue                  55.84      57.06      61.34      60.33      57.49      59.70
Dividend payout ratio          35.89      34.41      40.35      44.33      42.67      43.57
Tier 1 risk-based capital       8.66      11.10      10.64      10.70      10.17        n/a
Total risk-based capital       12.16      12.41      11.99      12.10      11.63        n/a
Leverage(b)                     6.27       8.24       7.51       7.96       7.75        n/a
Average shareholders'equity
  to average total assets       8.51       8.50       8.08       8.35       8.04       7.88
--------------------------------------------------------------------------------------------------------
(a) Taxable equivalent adjustment was calculated utilizing a marginal federal income tax rate of
    35 percent for 1993 and 1994 and 34 percent for the years 1989-1992.
(b) Defined as tier 1 equity as a percent of average fourth quarter assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OVERVIEW
Star Banc Corporation ("the Corporation") reported record earnings for 1994 of $116,591,000, compared to $100,273,000 in 1993 and $76,119,000 in 1992. Primary
and fully diluted earnings per share for 1994 were $3.89 and $3.86, respectively. This compares to primary earnings per share of $3.36 in 1993 and $2.57 in 1992 and fully diluted earnings per share of $3.30 in 1993 and $2.53 in 1992. Table 1 provides a summary of significant items affecting the change in primary earnings per share for 1992 through 1994.

5 YEAR LINE CHART OF FULLY DILUTED EARNINGS PER SHARE
(In Dollars)
        1990      1991      1992      1993      1994

       $2.23     $2.23     $2.53     $3.30     $3.86



   Earnings results for 1994 reflected increases in net interest income and noninterest income, in addition to a significant reduction in the loan loss provision, which resulted from decreases in the level of net charge-offs and nonperforming assets.
   The Corporation's return on average assets and return on average equity increased to 1.41 percent and 16.59 percent, respectively, in 1994. This compares to a return on average assets of 1.33 percent in 1993 and 1.06 percent in 1992 and return on average shareholders' equity of 15.65 percent in 1993 and 13.14 percent in 1992.
   Net interest income increased $22.6 million or seven percent in 1994. This increase was the result of a $662 million increase in average interest-earning assets, which was led by an 11.2 percent increase in average loans. This increase was somewhat offset by a 12 basis point decline in net interest margin in 1994.
   Noninterest income increased $4.1 million or 3.7 percent in 1994, while noninterest expenses were up $9.5 million or 3.8 percent over 1993. The provision for loan losses declined $8.6 million or 26.2 percent in 1994, as a result of a decrease in net charge-offs of $17.3 million or 59.9 percent and a
30.8 percent decline in nonperforming loans.
   1992 results were adversely impacted by a one-time pre-tax restructuring charge of $6.0 million or $4.0 million after-tax. This charge was the result of a comprehensive restructuring program which began in 1992 and was designed to evaluate and examine every aspect of the organization in an effort to enhance revenues, as well as control costs by eliminating duplication of efforts, low value activities and costs, unprofitable products and non-productive systems. The majority of the expenses identified in the $6.0 million restructuring charge were incurred in 1993 with the scheduled implementation of the program. The actual expenses incurred were not significantly different from initial estimates.
   Total assets at December 31, 1994 were $9.39 billion, up significantly from $7.64 billion a year earlier. Total loans, net of unearned interest, amounted to $6.25 billion at the end of 1994, compared to $5.29 billion at the end of 1993. Deposits totaled $7.36 billion and $6.02 billion at December 31, 1994 and 1993, respectively. The increases in deposits and total assets were due primarily to the acquisition of the deposits of 47 former TransOhio Federal Savings Bank branch offices discussed below.

MERGERS AND ACQUISITIONS:
On September 17, 1994, the Corporation's largest subsidiary, Star Bank, N.A. ("the Bank"), acquired certain assets and liabilities of 47 former TransOhio Federal Savings Bank branch offices located in the Cleveland and Akron, Ohio areas from the Resolution Trust Corporation ("RTC"). This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In purchasing these branches, the Bank received $973 million in cash and due from bank balances and $1.1 billion in deposits for a premium of $122 million. The cash received was invested in U.S. Government Agency backed or Agency issued mortgage-backed securities.
   This significant acquisition doubled the size of the Bank's presence in Northeast Ohio, making Star the third largest bank in the Cleveland, Ohio market. The acquisition had a positive effect on net income and earnings per share in 1994. However, for the near term, this acquisition will reduce return on average assets and net interest margin, as well as increase the Corporation's noninterest expense ratio.
   In 1993, as part of the restructuring program, the Corporation merged its ten subsidiary banks into three, Star Bank, N.A. (Ohio), Star Bank, N.A., Kentucky and Star Bank, N.A., Indiana. In addition, the back office operations for most departments were centralized into Star Bank, N.A., the Corporation's lead bank.
   On June 19, 1992, Star Bank, N.A. purchased 28 Cleveland area branch offices from Ameritrust Company, N.A. This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In this transaction, the Bank acquired $263 million in securities, $111 million in loans and $937 million in deposits. The difference between the amounts of securities, loans and deposits, less amounts for fixed assets and the purchase premium, was received in the form of $557 million in cash. The cash received was invested in U.S. Government Agency issued mortgage-backed securities.

TABLE 1-Analysis of Primary Earnings Per Share -
                                                                Dollar Change B/(W)
                                                                1994 vs.   1993 vs.
                                    1994      1993      1992       1993       1992
Interest income                   $19.07    $17.54    $18.52      $1.53     $(0.98)
Interest expense                   (7.49)    (6.59)    (7.97)     (0.90)      1.38
Net interest income                11.58     10.95     10.55       0.63       0.40
Provision for loan losses          (0.82)    (1.12)    (1.40)      0.30       0.28
Net interest income after
  provision for loan losses        10.76      9.83      9.15       0.93       0.68
Noninterest income                  3.92      3.82      3.41       0.10       0.41
Restructuring charge                   -         -     (0.21)         -       0.21
Other noninterest expense          (8.71)    (8.49)    (8.45)     (0.22)     (0.04)
Income taxes                       (2.07)    (1.77)    (1.30)     (0.30)     (0.47)
Preferred dividends                (0.01)    (0.03)    (0.03)      0.02          -
Primary earnings per share        $ 3.89    $ 3.36    $ 2.57      $0.53      $0.79

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS
NET INTEREST INCOME
Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those interest-earning assets, and the cost of supporting funds. The difference between rates earned on interest-earning assets (with an adjustment made to tax-exempt income to provide comparability with taxable income) and the cost of supporting funds is measured by the net interest margin.
   Net interest income increased 7.0 percent in 1994, following a 4.9 percent increase in 1993. The increase in 1994 was due to an increase in the level of interest-earning assets, primarily loans, as well as an increase in the level of investment securities related to the TransOhio branch acquisition. The increase in 1993 was due to an increase in interest-earning assets, which resulted from increased loan volume and a full year's effect of the Ameritrust branch purchase.

5 YEAR LINE CHART OF NET INTEREST INCOME
(In Millions of Dollars)
        1990      1991      1992      1993      1994

        $254      $275      $313      $327      $349


   The net interest margin was 4.55 percent in 1994, 4.67 percent in 1993 and
4.70 percent in 1992. The decrease in net interest margin in 1994 was primarily a result of the TransOhio branch acquisition, which reduced margin due to the proceeds from the deposits acquired being invested in investment securities which have lower yields than the average yields of the Corporation's interest-earning assets. In addition, the increases in short-term market rates in 1994 have reduced interest rate spreads and net interest margin. As market rates have increased, rates on supporting funds have increased faster than rates on the Corporation's earning assets. The slight decline in net interest margin in 1993 was a result of the Ameritrust branch office acquisition, which contributed positively to net interest income in 1993, but reduced net interest margin due to the earning asset growth being supported solely by deposits. The full year's effect of the Ameritrust purchase had a greater impact on net interest margin in 1993 as compared to 1992. Partially offsetting this negative impact was an increase in the spread between rates earned on interest-earning assets and rates paid on supporting funds, in addition to a larger percentage of earning assets being supported by noninterest-bearing deposits in 1993.
   In order to reduce the Corporation's exposure to adverse changes in interest rates and to improve net interest margin, the Corporation began to enter into interest rate swap agreements in the fourth quarter of 1993.
The notional amount of such swaps increased to $640 million at December 31, 1994, up from $490 million at December 31, 1993. Interest rate swaps contributed $3.8 million to net interest income and added five basis points to net interest margin in 1994. In 1993, swaps contributed $1.5 million to net interest income and two basis points to net interest margin.
   Table 2 provides detailed information as to average balances, interest income and expense, and rates earned or paid by major balance sheet category for the years 1992 through 1994. Table 3 provides an analysis of the changes in net interest income attributable to changes in volume of interest-earning assets or interest-bearing liabilities and to changes in rates earned or paid.

TABLE 2 - Average Balance Sheets and Average Rates - For the years ended December 31
(dollars in thousands)                1994                           1993                         1992
                             Daily           Average        Daily           Average        Daily           Average
                           Average  Interest    Rate      Average  Interest    Rate      Average  Interest    Rate
Assets:
Commercial loans        $1,885,126  $156,373    8.30%  $1,740,501  $130,477    7.50%  $1,732,481  $136,960    7.91%
Real estate loans        2,199,485   172,817    7.86    2,045,011   166,225    8.13    1,903,523   171,086    8.99
Retail loans             1,637,056   138,471    8.46    1,360,829   127,392    9.36    1,290,896   138,401   10.72
   Total loans           5,721,667   467,661    8.17    5,146,341   424,094    8.24    4,926,900   446,447    9.06
Federal funds sold and
  securities purchased
  under agreements
  to resell                 32,513     1,429    4.39      258,416     8,094    3.13      324,641    11,568    3.56
Taxable investment
  securities             1,871,693   100,986    5.40    1,554,028    85,996    5.53    1,282,084    81,001    6.32
Non-taxable invest-
  ment securities           28,597     2,260    7.90       38,182     3,029    7.93       59,833     4,710    7.86
Interest-bearing
  deposits in banks         10,567       457    4.33        6,086       237    3.90       58,614     2,174    3.71
   Total interest-
     earning assets      7,665,037   572,793    7.47    7,003,053   521,450    7.45    6,652,072   545,900    8.21
Cash and due
  from banks               370,357                        349,096                        309,408
Allowance for
  loan losses              (90,426)                       (84,754)                       (77,809)
Other assets               307,276                        275,403                        288,227
    Total assets        $8,252,244                     $7,542,798                     $7,171,898

Liabilities and Shareholders' Equity:
Savings and
  NOW deposits          $1,878,803   $40,124    2.14%  $1,773,360   $45,673    2.58%  $1,233,843   $39,752   3.22%
Money market
  deposit accounts         718,692    18,745    2.61      958,987    24,992    2.61    1,176,956    38,184   3.24
Time deposits $100,000
  and over                 389,456    17,390    4.47      433,412    16,540    3.82      506,359    23,961   4.73
Time deposits under
  $100,000               2,225,995    98,961    4.45    1,919,959    83,717    4.36    2,037,975   108,442   5.32
Short-term borrowings      995,901    39,081    3.92      621,482    17,752    2.86      498,014    16,883   3.39
Long-term debt             155,172     9,317    6.00       54,308     6,017   11.08       59,906     5,816   9.71
  Total interest-
   bearing liabilities   6,364,019   223,618    3.51    5,761,508   194,691    3.38    5,513,053   233,038   4.23
Noninterest-bearing
  deposits               1,065,933                      1,036,141                        925,338
Other liabilities          119,687                        104,281                        154,021
Shareholders' equity       702,605                        640,868                         579,486
    Total liabilities
     and shareholders'
     equity             $8,252,244                     $7,542,798                      $7,171,898
-------------------------------------------------------------------------------------------------------------------
Net interest margin                             4.55%                          4.67%                         4.70%
Interest rate spread                            3.96                           4.07                          3.98
-------------------------------------------------------------------------------------------------------------------
Note: Interest and average rate are presented on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent for 1993 and 1994 and 34 percent for 1992. The total of nonaccrual loans is included in the daily average balance.

TABLE 3 - Volume/Rate Variance Analysis-
(dollars in thousands)                 Change from 1993 to 1994            Change from 1992 to 1993
Increase (decrease) in:             Volume       Rate        Total       Volume       Rate       Total
Interest income:
  Commercial loans                 $11,851     $14,045     $25,896       $  210    $(6,693)    $(6,483)
  Real estate loans                 12,241      (5,649)      6,592       11,561    (16,422)     (4,861)
  Retail loans                      22,941     (11,862)     11,079        6,103    (17,112)    (11,009)
     Total loans                    47,033      (3,466)     43,567       17,874    (40,227)    (22,353)
  Federal funds sold and
   securities purchased under
   agreements to resell             (9,022)      2,357      (6,665)      (2,182)    (1,292)     (3,474)
  Taxable investment securities     17,067      (2,077)     14,990       15,888    (10,893)      4,995
  Non-taxable investment
   securities                         (758)        (11)       (769)      (1,722)        41      (1,681)
  Interest-bearing deposits
   in banks                            192          28         220       (2,043)       106      (1,937)
     Total                          54,512      (3,169)     51,343       27,815    (52,265)    (24,450)
Interest expense:
  Savings and NOW deposits           2,600      (8,149)     (5,549)      14,929     (9,008)      5,921
  Money market deposit accounts     (6,247)          -      (6,247)      (6,435)    (6,757)    (13,192)
  Time deposits $100,000 and over   (1,787)      2,637         850       (3,177)    (4,244)     (7,421)
  Time deposits under $100,000      13,496       1,748      15,244       (6,006)   (18,719)    (24,725)
  Short-term borrowings             12,980       8,349      21,329        3,477     (2,608)        869
  Long-term debt                     7,072      (3,772)      3,300         (574)       775         201
      Total                         28,114         813      28,927        2,214    (40,561)    (38,347)
-------------------------------------------------------------------------------------------------------
      Net variance                 $26,398     $(3,982)    $22,416      $25,601   $(11,704)    $13,897
-------------------------------------------------------------------------------------------------------
Note:  Interest on non-taxable loans and securities is computed on a fully-taxable equivalent basis.
       Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of
       35 percent for 1994 and 1993 and 34 percent for 1992. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                                        -23-


-------------------------------------------------------------------------------
INTEREST RATE SENSITIVITY
To minimize the volatility of net interest income and exposure to economic loss that may result from fluctuating interest rates, the Corporation controls its exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by its Asset/Liability
Policy Committee ("ALPC"). The ALPC has the responsibility for approving and ensuring compliance with asset/liability management policies of the Corporation, which encompass interest rate risk exposure, off-balance-sheet activity, liquidity, capital adequacy and the investment portfolio position.
   One of the primary tools of management to measure the effect of interest rate changes on net interest income and net interest margin is simulation analysis through computer modeling. Through these simulations, management estimates the impact on net interest income in a 200 basis point upward or downward change of market interest rates. Asset/liability policy guidelines provide that a 200 basis point up or down change in interest rates cannot result in more than a five percent change in net interest income. Simulations as of December 31, 1994 indicated that the Corporation was within this guideline.
   The Corporation also manages its interest rate sensitivity position in order to maintain a balance between the amounts of interest-earning assets and interest-bearing liabilities which are expected to mature or reprice at any point in time. The interest rate sensitivity ("Gap"), Table  4, demonstrates the repricing characteristics of the Corporation's interest-earning assets, liabilities and interest rate swap positions as of December 31, 1994. Table 4 shows the Corporation in a liability sensitive position through the one year repricing period in the amount of $340 million or 3.6 percent of total assets.
Generally, a liability sensitive position indicates that rising interest rates would negatively impact net interest margin, while falling interest rates would positively affect net interest margin.
   The Gap analysis does not take into consideration that assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree and, therefore, does not necessarily predict the impact of changes in general levels of interest rates on net interest income.
   In order to manage interest rate risk, the Corporation began to utilize interest rate swaps in 1993. These swaps are treated as hedges, and accordingly, the income and expense related to these transactions is recognized on the hedged instrument as an adjustment to interest income or expense. Disclosures of the
Corporation's interest rate swap contracts as required by Statement of Financial
Accounting Standards No. 119, "Disclosure about Derivative Financial
Instruments and Fair Value of Financial Instruments," are shown in Note 15 in the Notes to Consolidated Financial Statements.


TABLE 4 - Interest Rate Sensitivity (Gap Analysis)-

(Dollars in millions)                         0-30    31-90   91-180  181-365     1-5    Over 5
As of December 31, 1994             Total     Days     Days     Days     Days    Years    Years
Interest-Earning Assets:
Loans                              $6,249   $2,074    $ 460    $ 504   $  789   $1,943   $  479
Investment securities               2,328      228      115      366      611      539      469
Money market instruments               57       57        -        -        -        -        -
     Total                          8,634    2,359      575      870    1,400    2,482      948
Interest-Bearing Liabilities:
Deposits:
  Savings and NOW                   2,048      403       91      136       78      600      740
  Other interest-bearing deposits   4,101      813      771      844      728      866       79
Short-term borrowings               1,035    1,010       25        -        -        -        -
Long-term debt                        166        -        -        3        2        9      152
      Total                         7,350    2,226      887      983      808    1,475      971
Interest rate swap positions                  (145)    (300)    (195)       -      250      390
Total gap                           1,284      (12)    (612)    (308)     592    1,257      367
Cumulative gap                     $    -   $  (12)   $(624)   $(932)  $ (340)  $  917   $1,284
-----------------------------------------------------------------------------------------------
Note: Savings and NOW accounts are subject to immediate withdrawal. However, for the purpose of the above analysis these accounts are reported based on a historical analysis of Star Bank accounts.

                                                   -24-

-------------------------------------------------------------------------------
NONINTEREST INCOME
Noninterest income increased 3.7 percent to $117.0 million in 1994, compared to $112.9 million in 1993 and $99.6 million in 1992. Excluding the estimated effect of the TransOhio acquisition, noninterest income was $116.1 million in 1994, an increase of 2.8 percent over 1993. Growth occurred in several areas, led by credit card fees and trust income. In addition, 1994 included a nonrecurring recovery of legal expenses incurred in prior years. Reducing the effect of these increases was a $2.3 million decline in mortgage banking income in 1994.
   Trust income increased 2.2 percent to $36.5 million in 1994, following an 8.5 percent increase in 1993. The 1994 increase was a result of continued expansion of Star Bank, N.A.'s proprietary mutual funds and its customer base. These increases were partially offset by a reduction in market value based fees, as both the stock and bond markets suffered down years. The increase in 1993 revenue was attributable to Star Bank, N.A.'s proprietary mutual funds, continued expansion of the customer base and fee adjustments in certain product lines. At year-end 1994, total trust assets (both discretionary and non-discretionary) amounted to $13.4 billion, compared to $13.0 billion at the end of 1993 and $11.6 billion at the end of 1992. Subsequent to year-end, total trust assets increased over $3 billion with the addition of the Lindner Funds to Star Bank, N.A.'s mutual funds custody business.
   Service charges on deposits increased only slightly in 1994, following a
23.1 percent increase in 1993. Excluding the estimated effect of the acquisition of the TransOhio branch offices, service charges on deposits declined approximately $700,000 or 2.0 percent in 1994. This decline was due primarily to customers shifting to lower fee products or maintaining compensating balances. The 1993 increase was due to increases in deposit account levels and activity, additional charges on particular product lines and a full year's impact of the purchase of the Ameritrust branch offices in 1992.
   Credit card fees showed strong growth in 1994, increasing $1.6 million or
15.0 percent, compared to 1993. This increase was attributable to a 17.5 percent increase in the credit card customer account base in 1994, in addition to increases in levels of interchange income, merchant activity and agent bank processing.
   Mortgage banking income declined $2.3 million or 34.7 percent to $4.3 million in 1994, following a 9.9 percent increase in 1993. In 1993, the mortgage servicing industry experienced an unprecedented level of refinancing activity as a result of the decline in mortgage rates that occurred throughout the year. As a result of the increased activity, the Corporation sold $618 million of residential mortgage loans into the secondary market in 1993, compared to $134 million in 1994. As a result of the extremely high level of sales in 1993, gains on sales of residential mortgage loans decreased $3.0 million in 1994, compared to 1993 levels. Future levels of gains on sales of residential real estate loans in the secondary market are a function of changes in the rate environment and origination volume and, therefore, difficult to project. Loan servicing fees increased 24.8 percent to $3.7 million in 1994, compared to 1993. This increase was due primarily to approximately $1.1 million in accelerated amortization and write-downs of excess servicing fees in 1993.
   All other service charges and fees from other banking services decreased slightly to $17.4 million in 1994, following a 13.0 percent increase to $17.8 million in 1993.
   All other noninterest income increased $4.4 million to $10.7 million in 1994, compared to $6.3 million in 1993 and $5.3 million in 1992. The increase in 1994 was due primarily to a $1.6 million nonrecurring recovery of legal expenses incurred in prior years and an increase in the amount of gains on disposition of leases.
   Table 5 provides a summary of changes in noninterest income for the last three years.

TABLE 5 - Noninterest Income -
                                                                       % Increase/   % Increase/
(Dollars in thousands)                                                  (decrease)    (decrease)
For the years ended December 31         1994       1993       1992       1994/1993     1993/1992
Trust                               $ 36,539   $ 35,768    $32,963           2.16%         8.51%
Service charges on deposits           35,543     35,460     28,817           0.23         23.05
Credit card fees                      12,475     10,848     10,092          15.00          7.49
Mortgage banking(a)                    4,301      6,587      5,994         (34.70)         9.89
Other service charges and fees        17,444     17,812     15,769          (2.07)        12.96
Investment securities gains/
 (losses) - net                           10        157        719         (93.63)       (78.16)
All other noninterest income          10,703      6,258      5,290          71.03         18.30
    Total noninterest income        $117,015   $112,890    $99,644           3.65%        13.29%
------------------------------------------------------------------------------------------------
(a) Mortgage banking income consists of mortgage loan servicing fees and gains on sales of residential real estate loans.

-------------------------------------------------------------------------------
NONINTEREST EXPENSE
Total noninterest expense, increased 3.8 percent to $260.3 million in 1994, compared to $250.8 million in 1993 and $247.0 million in 1992 (excluding restructuring charge). The Corporation's noninterest expense ratio improved for the third straight year, decreasing to 55.8 percent in 1994, compared to
57.1 percent in 1993 and 59.9 percent in 1992 (excluding the restructuring charge). The increase in noninterest expense in 1994 was due in part to the purchase of 47 former TransOhio offices from the RTC. It is estimated that the TransOhio acquisition increased noninterest expense approximately $6.7 million in 1994. The effect of the TransOhio acquisition resulted in an estimated 50 basis point increase to the noninterest expense ratio.
   The full year's effect of the acquisition of 28 branch offices in Cleveland from Ameritrust Company, N.A. increased noninterest expense by approximately $9.0 million in 1993. Despite this increase, noninterest expense grew only $3.8 million or 1.6 percent in 1993.
   The improvement in the efficiency ratio in 1994 and 1993 reflects the continued commitment by management to reducing operating costs of the Corporation. This commitment is a continuation of the positive impact created by the Corporation's restructuring program. As part of the restructuring program the Corporation has continued to centralize and streamline operations.
   Salary expense increased 8.2 percent in 1994, following a 2.6 percent decline in 1993. Pension and other employee benefits increased 2.4 percent in 1994 and
4.3 percent in 1993. The increase in salary expense in 1994 was due to increased staff levels related to the TransOhio acquisition, in addition to an increase in employee awards and incentives based on management's new "pay for performance" philosophy, which rewards employees for achieving sales and product goals and objectives. Salary expense declined in 1993 as a result of a decrease in the number of full-time equivalent employees. Benefits were up in 1993, due in part to a change to accrual basis for recognition of postretirement benefits expense as required by SFAS No. 106, which is described further below.
   In 1994, the Corporation adopted Statement of Financial Accounting Standards No. 112 (SFAS No. 112) related to employers' accounting for postemployment benefits. SFAS No. 112 requires companies to accrue, during the period that an employee renders service to the company, the expense of providing such benefits. Types of benefits include, but are not limited to, salary continuation, severance benefits, job training and counseling and continuation of health care, disability and life insurance coverage. Currently, the Corporation provides only workers' compensation as a postemployment benefit. The adoption of SFAS No. 112 did not have a material effect on the Corporation's financial condition or results of operations.
   In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106 (SFAS No. 106) related to employers' accounting for postretirement benefits other than pension. Although it applies to all forms of postretirement benefits, the statement principally focuses on postretirement health care benefits and requires companies to accrue, during the period that the employee renders service to the company, the expense of providing such benefits. The Corporation adopted SFAS No. 106 in 1993. The accumulated postretirement benefit obligation of approximately $5.5 million, as of the date of adoption, is being amortized on a straight-line basis over the expected future lifetime of the retirees under the plan of 14 years. The net periodic postretirement benefit expense recognized by the Corporation was $763,000 in 1994 and $789,000 in 1993.
   Equipment expense declined 9.6 percent in 1994, following a 2.7 percent decline in 1993. The decline in equipment expense in both 1994 and 1993 was primarily a result of a reduction in equipment lease expense, offset by a slight increase in depreciation, as the Corporation purchased various types of equipment which had been leased previously.
   Occupancy expense increased 6.4 percent in 1994, following a 12.3 percent increase in 1993. The increase for 1994 was due to the TransOhio acquisition, in addition to market value write-downs on several lease obligations on unoccupied space. The 1993 increase was due primarily to the full year's effect of the purchase of the former Ameritrust branch offices in 1992.
   All other operating expenses increased $1.5 million or 1.54 percent to $101 million in 1994. The 1994 increase was due to the effect of the TransOhio branch acquisition, which added approximately $2.8 million in other operating expenses. Excluding the effect of TransOhio, all other operating expense would have declined approximately $1.3 million or 1.3 percent. All other operating expenses were up in 1993 due primarily to a $4.3 million increase in amortization of intangible assets. This increase was a result of a $3.7 million increase in amortization of purchased mortgage servicing rights (PMSRs). Amortization of PMSRs increased as a result of a
40.3 percent increase in the mortgage servicing portfolio and an acceleration of amortization due to the unprecedented level of refinancing activity previously described.

5 YEAR LINE CHART OF THE EFFICIENCY RATIO
(In Percents)
        1990      1991      1992      1993       1994

       57.49%    60.33%    61.34%    57.06%     55.84%

Table 6 provides a summary of changes in noninterest expense for the last three years.

TABLE 6 - Noninterest Expense -
                                                                       % Increase/   % Increase/
(Dollars in thousands)                                                  (decrease)    (decrease)
For the years ended December 31           1994       1993       1992     1994/1993     1993/1992
Salaries                              $105,279   $ 97,347   $ 99,900        8.15%       (2.56)%
Pension and other employee benefits     19,692     19,237     18,438        2.37         4.33
Equipment expense                       15,028     16,629     17,098       (9.63)       (2.74)
Occupancy expense-net                   18,852     17,717     15,781        6.41        12.27
FDIC insurance                          13,176     13,987     12,933       (5.80)        8.15
State taxes                              9,682      9,052      8,676        6.96         4.33
Marketing expense                        8,391      7,219      6,129       16.23        17.78
Amortization of goodwill and
  other intangible assets                7,698      9,469      5,142      (18.70)       84.15
All other noninterest expense           62,513     60,192     62,914        3.86        (4.33)
     Total                             260,311    250,849    247,011        3.77         1.55
Restructuring charge                         -          -      6,000           -            -
     Total noninterest expense        $260,311   $250,849   $253,011        3.77%       (0.85)%

--------------------------------------------------------------------------------
INCOME TAXES
The Corporation's effective tax rate was 34.7 percent in 1994, compared to 34.3 percent in 1993 and 33.3 percent in 1992. The increase in 1993 was due primarily to the Budget Reconciliation Act passed by Congress in 1993. Under this new law, the corporate income tax rate increased from 34 percent to 35 percent, effective January 1, 1993. This increase in the corporate income tax rate resulted in a $1.4 million increase in the Corporation's income tax expense in 1993, net of a slight adjustment to deferred taxes.
   The remaining increases in the Corporation's effective tax rate were due to the continued shift in recent years from non-taxable sources of income toward taxable sources of income, reducing the proportionate level of tax-exempt income to total taxable income.
   In 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 superseded SFAS No. 96, which was adopted by the Corporation in 1988. The adoption of SFAS No. 109 did not impact the financial condition or results of operations of the Corporation. Additional disclosures of deferred taxes required by SFAS No. 109 are shown in Note 8 in the Notes to Consolidated Financial Statements.

-------------------------------------------------------------------------------
BALANCE SHEET
LOANS
Loans, net of unearned interest, increased $955 million to $6.25 billion at December 31, 1994, compared to $5.29 billion at December 31, 1993. The Corporation experienced growth in all loan areas in 1994. The 18.0 percent increase in end-of-period loans was led by total retail loans which increased $388 million or 27.0 percent in 1994. In addition, residential mortgage loans were up 17.1 percent and commercial loans and leases increased 15.6 percent in 1994.
   Table 7 provides a summary of loans by type at year-end for each of the past five years. Table 8 provides maturity distribution data for selected types of loans.
   The Corporation's mortgage banking department was formed in 1991 to manage originations, secondary market sales and servicing of residential mortgages on a corporatewide basis. In 1994, refinancing activity and sales of residential mortgages in the secondary market declined significantly, compared to 1993, as mortgage rates continued to increase throughout the year. During 1994, the Corporation sold $134 million of residential mortgage loans into the secondary market, compared to $618 million in 1993. As of December 31, 1994, the Corporation serviced $1.2 billion in mortgage loans for outside investors, compared to $1.4 billion at December 31, 1993.

TABLE 7 - Loans by Type -
As of December 31 (dollars in thousands)    1994         1993         1992         1991         1990
Commercial                            $1,847,848   $1,636,654   $1,606,251   $1,577,587   $1,702,829
Real estate construction and
  development                            227,879      180,470      192,975      192,220      211,315
Commercial real estate mortgage          981,954      909,084      801,490      644,657      483,520
Residential real estate mortgage       1,168,828      997,748      969,512    1,063,809      875,536
Credit card                              228,673      172,534      173,271      173,161      161,078
Lease financing                          484,363      275,834      176,083      144,048      141,638
Other retail                           1,310,012    1,122,083    1,073,502    1,062,914      983,800
      Total loans, net of
       unearned interest              $6,249,557   $5,294,407   $4,993,084   $4,858,396   $4,559,716

Percent of total loans by type
Commercial                                 29.57%       30.91%       32.17%       32.47%       37.35%
Real estate construction and
  development                               3.65         3.41         3.86         3.96         4.63
Commercial real estate mortgage            15.71        17.17        16.05        13.27        10.60
Residential real estate mortgage           18.70        18.85        19.42        21.90        19.20
Credit card                                 3.66         3.26         3.47         3.56         3.53
Lease financing                             7.75         5.21         3.53         2.96         3.11
Other retail                               20.96        21.19        21.50        21.88        21.58
      Total loans                         100.00%      100.00%      100.00%      100.00%      100.00%

TABLE 8 - Selected Loan Maturity Distribution -
                                                           Over One         Over
(Dollars in thousands)                       One Year  Through Five         Five
As of December 31, 1994                       or Less         Years         Years          Total
Commercial                                 $1,268,071      $489,969      $ 89,808     $1,847,848
Real estate construction and development      108,020        87,555        32,304        227,879
     Total                                 $1,376,091      $577,524      $122,112     $2,075,727

Total of these selected loans due after one year with:
  Predetermined interest rate                                                         $  187,441
  Floating interest rate                                                                 512,195

-------------------------------------------------------------------------------
ASSET QUALITY
As of December 31, 1994, the allowance for loan losses was $96.0 million or 1.54 percent of total loans, net of unearned interest. This compares to $83.2 million or 1.57 percent of total loans, net of unearned interest, as of December 31, 1993. The provision for loan losses totaled $24.4 million in 1994, $33.0 million in 1993 and $40.9 million in 1992. Table 9 provides a summary of activity in the allowance for loan losses account by type of loan. As shown in Table 9, net charge-offs as a percentage of average outstanding loans were 0.20 percent in 1994, the third straight year of improvement and the lowest level in more than 10 years. This compares to 0.56 percent in 1993, an 18 basis point decline from
0.74 percent in 1992. Net charge-offs declined in most lending areas in 1994, led by the commercial lending areas where net charge-offs decreased 62.4 percent. The improvement in net charge-offs in 1994 reflects the Corporation's continued commitment to maintaining strict credit standards and addressing problem credits at an early stage, in addition to the improved economic conditions.
   In 1993, net charge-offs declined significantly in the retail loan portfolio due in part to a strengthening in underwriting in the installment and credit card areas. The Corporation also experienced declines in the levels of charge-offs in the commercial real estate and real estate construction areas in 1993.

TABLE 9 - Summary of Loan Loss Experience -
As of December 31 (dollars in thousands)        1994        1993        1992        1991        1990
Average loans-net of unearned interest    $5,721,667  $5,146,341  $4,926,900  $4,718,795  $4,452,993
Allowance for loan losses:
  Balance-beginning of year               $   83,156     $78,953  $   73,805  $   65,938  $   57,433
    Charge-offs:
      Commercial                             (10,785)    (20,752)    (19,529)    (17,718)    (15,298)
      Real estate                             (1,281)     (2,516)     (4,465)     (3,064)     (4,091)
      Retail                                 (12,504)    (16,854)    (23,890)    (24,265)    (19,946)
        Total charge-offs                    (24,570)    (40,122)    (47,884)    (45,047)    (39,335)
    Recoveries:
      Commercial                               4,255       3,372       3,083       1,769       1,126
      Real estate                              1,507         633         252         208          67
      Retail                                   7,259       7,312       8,020       6,000       5,462
        Total recoveries                      13,021      11,317      11,355       7,977       6,655
          Net charge-offs                    (11,549)    (28,805)    (36,529)    (37,070)    (32,680)
    Provision charged to earnings             24,372      33,008      40,898      39,913      40,417
    Net allowances of banks or offices
      acquired/sold                                -           -         779       5,024         768
  Balance-end of year                     $   95,979  $   83,156  $   78,953  $   73,805  $   65,938
-----------------------------------------------------------------------------------------------------
Ratio of net charge-offs to average loans       0.20%       0.56%       0.74%       0.79%       0.73%
Ratio of allowance for loan
  losses to end of year loans,
  net--of unearned interest                     1.54        1.57        1.58        1.52        1.45
----------------------------------------------------------------------------------------------------

                                                   -29-

Tables 10 and 11 provide information related to nonperforming assets and loans 90 days or more past-due.
   Due to a reduction in nonaccrual loans, nonperforming assets declined $16.9 million to $38.0 million at December 31, 1994, following an additional $16.9 million reduction in 1993. Nonperforming assets as a percentage of total loans and other real estate owned decreased to 0.61 percent at December 31, 1994, compared to 1.04 percent a year earlier. Nonperforming loans as a percentage of total loans decreased to 0.56 percent at December 31, 1994, compared to
0.96 percent at December 31, 1993. The decrease in nonperforming loans for 1994 was led by a $9.37 million decline in the asset-based lending area. In 1993, the majority of the decrease in nonperforming loans was achieved in the commercial loan and real estate construction areas. Due to the uncertainty of economic conditions, it is difficult to project future levels of nonperforming loans.
   Other real estate owned, which is recorded at the lower of cost or fair value, represents real estate of which the Corporation has taken ownership in partial or total satisfaction of loans. Other real estate owned was $2.8 million at December 31, 1994, a decrease of $1.2 million from December 31, 1993. This was achieved primarily through the sale of property held. There were no significant additions to other real estate owned in 1994 or 1993.
   Loans past due 90 days or more decreased $6.9 million or 45.6 percent to $8.3 million at December 31, 1994. The majority of this decrease was in the commercial loan and commercial mortgage areas which declined 76.7 percent and
62.2 percent, respectively.
   Management is not aware of any material amounts of loans outstanding, not disclosed in Tables 10 and 11, where there is significant uncertainty as to the ability of the borrower to comply with present payment terms. In addition, as of December 31, 1994, there were no significant other interest-earning assets classified as nonperforming or past-due 90 days or more. The Corporation's credit exposure to foreign countries is not significant.
   Responsibility for the establishment of policy and direction of the loan portfolio lies with the Credit Policy Management Group. Composed of members of senior management, this group determines and oversees the execution of strategies for the growth and development of the loan portfolio. To maintain the level of credit risk at an appropriate level, the group sets underwriting standards and internal lending limits and provides for proper diversification by monitoring and placing constraints on concentrations of credit within the portfolio on a consolidated basis. In monitoring the level of credit risk within the loan portfolio, the Corporation utilizes a corporatewide loan tracking program. As part of this program, risk ratings are individually assigned to each commercial and commercial real estate loan within the portfolio and reported to management on a monthly basis. Risk ratings are independently reviewed for propriety by the Corporation's loan review department. The system provides for the proper measurement of the level of risk within the portfolio and facilitates appropriate management and control.
   Management does not allocate the allowance for loan losses to specific categories of loans. The amount of the provision for loan losses necessary to maintain the adequacy of the allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information. The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. It is management's opinion that the allowance for loan losses at December 31, 1994 was adequate to absorb all anticipated losses in the loan portfolio as of that date.

5 YEAR LINE CHART OF THE COVERAGE RATIO
ALLOWANCE FOR LOAN LOSSES AS A PERCENT OF NONPERFORMING LOANS
(In Percents)
        1990      1991      1992      1993      1994

         119%      129%      124%      163%      272%

TABLE 10 - Nonperforming Assets -
As of December 31 (dollars in thousands)       1994      1993      1992      1991      1990
Loans on nonaccrual status                  $34,990   $50,687   $62,299   $55,473   $53,365
Loans which have been renegotiated              261       249     1,223     1,852     2,077
        Total nonperforming loans            35,251    50,936    63,522    57,325    55,442
Other real estate owned                       2,793     3,984     8,327    28,753    27,734
        Total nonperforming assets          $38,044   $54,920   $71,849   $86,078   $83,176
--------------------------------------------------------------------------------------------
Percentage of nonperforming loans
  to loans, net of unearned interest           0.56%     0.96%     1.27%     1.18%     1.22%
Percentage of nonperforming assets
  to loans, net of unearned interest
  and other real estate owned                  0.61      1.04      1.44      1.76      1.81
Percentage of allowance for loan
  losses to nonperforming loans              272.27    163.26    124.29    128.75    118.93
Loans past-due 90 days or more              $ 8,264   $15,200   $15,529   $22,302   $17,464
-------------------------------------------------------------------------------------------


  In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114), related to accounting by creditors for impairment of a loan. SFAS No. 114 was amended in October 1994 by Statement of Financial Accounting Standards No. 118 (SFAS No. 118), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 requires that impaired loans as defined by the statement be measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or (2) as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.
   Adoption of SFAS No. 114 and No. 118 is required in 1995. Management anticipates that the adoption of SFAS No. 114 and No. 118 will not have a material impact on the Corporation's financial condition and results of operations.
                                       -31-

Table 11 - Composition of Nonperforming Loans -
                                                 December 31, 1994                                  December 31, 1993
                                          Nonperforming Loans                         Nonperforming Loans
                                                                90 Days                                                  90 Days
                                                                   or                                                      or
                          Non-                       Percentage   More       Non-                          Percentage      More
(dollars in thousands) accrual Restructured  Total   of Loans   Past-Due   accrual Restructured Total   of Loans  Past-Due
Commercial loans:
  Corporate            $20,813     $261     $21,074      1.26%    $1,213  $24,688     $249      $24,937       1.69%  $ 5,199
  Asset-based
    lending                  -        -           -         -          -    9,371        -        9,371       5.96         -
  Commercial
    leasing                 25        -          25      0.01          -       33        -           33       0.03         -
      Total
        commercial
        loans           20,838      261      21,099      1.03      1,213   34,092      249       34,341       1.94     5,199
Real estate loans:
  Residential            4,431        -       4,431      0.38      1,906    4,793        -        4,793       0.48     3,016
  Commercial
     mortgage            8,268        -       8,268      0.84      2,090    9,931        -        9,931       1.09     5,533
  Construction/
    land
    development            404        -         404      0.18      1,446      363        -          363       0.20        53
      Total real
        estate loans    13,103        -      13,103      0.55      5,442   15,087        -       15,087       0.72     8,602
Retail loans:
  Other retail             651        -         651      0.05        801    1,185        -        1,185       0.11       576
  Credit cards             297        -         297      0.13        765      260        -          260       0.15       823
  Retail leasing           101        -         101      0.04         43       63        -           63       0.04         -
      Total retail
        loans            1,049        -       1,049      0.06      1,609    1,508        -        1,508       0.10     1,399
      Total loans      $34,990     $261     $35,251      0.56%    $8,264  $50,687      $249     $50,936       0.96%  $15,200


INVESTMENT SECURITIES
The Corporation's investment portfolio increased $728 million to $2.33 billion at December 31, 1994, from $1.60 billion a year earlier. This increase is due primarily to the cash received in the TransOhio branch office acquisition which was used to purchase $939 million in mortgage-backed securities. In addition, prepayments of the mortgage-backed securities slowed in 1994, compared to 1993, as a result ofthe increase in mortgage rates.
  It is anticipated the investment portfolio will decline in 1995 as the funds received from maturities will be used to help fund expected loan growth. If purchases of securities are made, the Corporation is expected to continue to shift a greater portion of the investment securities portfolio toward mortgage-backed securities and collateralized mortgage obligations and away from U.S. Treasury obligations due to the availability of enhanced yields. This is evidenced by a $270 million decline in U.S. Treasury and Agency securities in 1994. Credit risk has been minimized by restricting purchases to U.S. Agency backed securities. To reduce interest rate risks associated with these securities, purchases are restricted to securities with relatively short maturities and/or durations.
  Table 12 provides information as to the composition of the Corporation's investment securities portfolio as of December 31, 1994.

Table 12 - Investment Securities -

                                                                                                        Fully-Taxable
                                                                                                           Equivalent
                                                            Carrying         Market         Average          Weighted
As of December 31, 1994 (dollars in thousands)                 Value          Value        Maturity     Average Yield
U.S. Treasury and agencies:
  Within one year                                         $   87,956     $   87,956         0.2 yrs.             4.63%
  One through five years                                      26,690         26,690         1.9 yrs.             5.93
  Five through ten years                                         687            687         7.9 yrs.             7.98
  Over ten years                                                 917            917        21.2 yrs.             5.00
        Total                                                116,250        116,250         0.8 yrs.             4.95
Mortgage-backed securities:
  Within one year                                             44,761         43,963         0.8 yrs.             5.90
  One through five years                                   1,063,839      1,014,151         3.2 yrs.             5.22
  Five through ten years                                   1,046,578      1,003,077         7.8 yrs.             6.22
  Over ten years                                                   -             -               -                  -
        Total                                              2,155,178      2,061,191         5.4 yrs.             5.72
Obligations of states and
  political subdivisions:
    Within one year                                           13,571         13,575         0.4 yrs.             6.58
    One through five years                                     6,848          7,065         2.2 yrs.             8.86
    Five through ten years                                     1,135          1,138         5.4 yrs.            11.62
    Over ten years                                                 -             -              -                   -
        Total                                                 21,554         21,778         1.3 yrs.             7.57
Other debt securities:
  Within one year                                                  -              -           -                     -
  One through five years                                         157            156         4.4 yrs.             8.13
  Five through ten years                                       1,160          1,158         6.6 yrs.             7.30
  Over ten years                                                  27             27        14.6 yrs.             9.26
        Total                                                  1,344          1,341         6.5 yrs.             7.44%
Federal Reserve Bank stock
  and other equity securities                                 33,619         33,619
        Total investment securities                       $2,327,945     $2,234,179

Note:  Information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments. Average yields on available-for-sale securities are calculated based upon the average amortized historical cost.


Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115) related to accounting for certain investments in debt and equity securities. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.
  The initial adoption of SFAS No. 115 resulted in increases to shareholders' equity and investment securities of $4.4 million (net of tax) and $6.7 million, respectively. The adoption of SFAS No. 115 had no effect on current earnings.
  As of December 31, 1994, the Corporation reported a net unrealized loss of $21.0 million on investment securities, with an offsetting charge to shareholders' equity of $13.6 million (net of tax). Since January 1, 1994, the unrealized gain/(loss) reported as a separate component of equity changed from an unrealized gain of $4.4 million to an unrealized loss of $13.6, reducing equity $18.0 million. This change is a result of the continued increases in market rates throughout 1994, which reduced the fair value of the fixed rate securities held in the available-for-sale portfolio.
  As of December 31, 1994, the Corporation's investment securities portfolio included $1.77 billion in securities classified as held-to-maturity and $563 million classified as available-for-sale.

------------------------------------------------------------------------------
DEPOSITS
Total deposits increased $1.35 billion to $7.36 billion at December 31, 1994, compared to $6.02 billion a year earlier. The purchase of 47 former TransOhio branch offices as of September 17, 1994 added $1.1 billion of primarily savings, NOW and small time deposits. In addition, in the third quarter of 1994, Star Bank, N.A. reopened its Grand Cayman office to begin offering eurodollar deposits of $100,000 and over. As of December 31, 1994, there were $258 million in eurodollar deposits of $100,000 and over.
  Noninterest-bearing deposits, savings and NOW accounts all increased in 1994 as a result of the TransOhio acquisition. These increases were offset by a 8.8 percent decline in money market deposit accounts in 1994.
As short-term market rates increased in 1994, customers began moving their funds out of lower yielding savings and money market accounts into higher yielding certificates of deposit. Excluding the effect of TransOhio, small certificates of deposit increased approximately $300 million or 15.0 percent at December 31, 1994, compared to a year earlier.
  In 1993, rates offered on deposit products, as did all market interest rates, continued to decline due to efforts of the Federal Reserve to stimulate economic growth. The low rate environment prompted many customers to increase their liquidity by increasing funds in immediately accessible deposit vehicles and reducing the amount in longer term instruments such as certificates of deposit. The Corporation also noted a shift by customers out of traditional bank products to other nonbank or nondeposit financial instruments or investments.
  Table 13 provides a summary of total deposits by type at year-end for each of the last five years. Table 14 provides maturity distribution for domestic time deposits $100,000 and over.

Table 13 - Deposits by Type-
As of December 31 (dollars in thousands)               1994        1993           1992        1991        1990
Noninterest-bearing deposits                    $ 1,214,703  $1,200,609     $1,137,024  $  935,732  $  879,735
Interest-bearing deposits:
  Savings                                         1,032,529     878,119        758,412     331,308     264,323
  NOW                                             1,015,913     943,750        802,311     581,650     449,711
  Money market deposit accounts                     651,991     714,752      1,261,217   1,028,306     882,513
  Time deposits $100,000 and over - domestic        378,480     351,095        425,128     539,923     642,588
  Foreign deposits $100,000 and over                257,701           -              -           -           -
  All other time deposits                         2,812,498   1,927,241      2,018,664   2,011,629   2,010,886
    Total deposits                               $7,363,815  $6,015,566     $6,402,756  $5,428,548  $5,129,756
Percent of total deposits by type
Noninterest-bearing deposits                          16.50%      19.96%         17.76%      17.24%      17.15%
Interest-bearing deposits:
  Savings                                             14.02       14.60          11.84        6.10        5.15
  NOW                                                 13.80       15.69          12.53       10.71        8.77
  Money market deposit accounts                        8.85       11.88          19.70       18.94       17.20
  Time deposits $100,000 and over - domestic           5.14        5.83           6.64        9.95       12.53
  Foreign deposits $100,000 and over                   3.50           -              -           -           -
  All other time deposits                             38.10       32.04          31.53       37.06       39.20
    Total deposits                                   100.00%     100.00%        100.00%     100.00%     100.00%


Table 14 - Maturity of Domestic Time Deposits
 $100,000 and Over -
As of December 31, 1994 (dollars in thousands)
3 months or less                       $208,150
Over 3 months through 6 months           57,175
Over 6 months through 12 months          65,089
Over 12 months                           48,066
    Total                              $378,480

LIQUIDITY
The Asset/Liability Policy Committee ("ALPC") actively analyzes and manages the Corporation's liquidity to ensure that adequate funds are always available to meet unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand. The most important factor in the preservation of liquidity is the maintenance of public confidence as this facilitates the retention and growth of a large, stable supply of core deposits and funds. Ultimately, public confidence is generated through profitable operations and a strong capital position.
The Corporation's strong record in both of these areas has enabled it to succeed in developing a large and reliable base of core funding from within its local market areas.
  The ALPC's liquidity policies limit the amount the Corporation's subsidiary banks can borrow, subject to the Corporation's ability to borrow funds in the capital markets in an efficient and cost effective manner.
In addition, the Corporation's strategic liquidity and contingent planning are subject to the amount of asset liquidity present in the balance sheet.
Each subsidiary bank periodically reviews its ability to meet funding deficiencies due to adverse business events. These funding needs are then matched up with specific asset-based sources to ensure sufficient funds are available. Also, the strategic liquidity policy requires the Corporation to diversify its national market funding sources to avoid concentration in any one market.
  The Corporation's lead bank is a member of the Federal Home Loan Bank of Cincinnati and in 1994 reopened its Grand Cayman office. In 1994, Star
Bank, N.A. established relationships with dealers to issue national market retail certificates of deposits. To date, the Bank has not issued any certificates of deposits in this program. Also in 1994, Star Bank, N.A. prepared an offering circular in order to issue bank notes of up to $500 million, to be available as an alternative funding source. The terms on these notes can vary from 30 days to 30 years. Currently, the Bank has not issued any notes under this offering circular. In addition to these funding alternatives, the Corporation has maintained a presence in the national fed funds, repurchase agreements and certificate of deposit markets.
  Star Bank, N.A. currently has its short-term debt and both long-term senior and subordinated debt rated by Standard & Poor's and Moody's. At December 31, 1994, the Bank's subordinated and senior debt was rated "A" and "A+", respectively, by Standard & Poor's and "A3" and "A1" by Moody's. These ratings assist the Bank in its ability to gather funds from the capital markets.
  The parent company obtains cash to meet its obligations from dividends collected from its subsidiaries. Federal and state banking laws regulate the amount of dividends that may be declared by banking subsidiaries. During 1994, the Corporation's subsidiary banks could have provided an additional $90 million in dividends to the parent company, without additional regulatory approval. The parent company can obtain funding on a short-term basis through the issuance of short-term notes or by drawing upon lines of credit issued by other banking institutions. At December 31, 1994, the Corporation has not drawn upon these bank lines of credit, which amount to $10 million.
Longer term sources of funding are provided by the Corporation's access to both the debt and equity markets.
  In the first quarter of 1994, Star Bank, N.A. issued $150 million in subordinated long-term debt, the proceeds of which were used to pay off the mortgage on the corporate headquarters building in Cincinnati, purchase common shares under a buyback program and various other corporate purposes.
The Corporation's consolidated long-term debt, which also includes senior and promissory notes, increased $115 million to $166 million at December 31, 1994. The increase was a result of the subordinated debt issuance which was reduced by prepayments of $5 million on one of the Corporation's promissory notes and $24 million for the mortgage on the headquarters building.

CAPITAL RESOURCES
The Corporation's total shareholders' equity increased $42 million or 6.3 percent to $718 million at December 31, 1994, compared to $676 million at December 31, 1993. The increase is due to the retention of net income after dividends on preferred and common shares. The Corporation increased its annual dividend rate per common share 20.7 percent from $1.16 in 1993 to $1.40 in 1994. The dividend payout ratio for 1994 increased to 35.89 percent, following payout ratios of 34.41 percent in 1993 and 40.35 percent in 1992.

In 1994, the board of directors of the Corporation approved a common stock buyback program to purchase up to one million shares of common stock over the next three years. The repurchased shares will be held as treasury shares for reissue in connection with potential conversions of preferred shares, the employee stock option plan and other corporate purposes. As of December 31, 1994, the Corporation had repurchased 649,000 shares through the buyback program. In 1991, in connection with the acquisition of Kentucky Bancorporation, Inc., the Corporation issued 217,800 shares of Series B Cumulative Preferred Stock with a stated value of $100 per share. The preferred stock, which had an original recorded value of $18 million, is convertible into shares of the Corporation's common stock at a rate of 4.545 shares of common stock for each share of preferred stock. In 1994, 146,457 shares of preferred stock were converted to 665,710 shares of common stock.
The preferred stock pays a quarterly dividend at an annual rate of $6 per share and is callable at the Corporation's option at a price of $103 per share starting in July 1996 with the call price declining ratably to $100 per share in July 2001 and thereafter. At December 31, 1994, there were 29,707 preferred shares that remained outstanding.
  Banking industry regulators define minimum capital requirements for banks and bank holding companies. The Corporation's tier 1 and total risk-based capital ratios as of December 31, 1994 amounted to 8.66 and 12.16 percent, respectively, well above the minimum requirements of 4.00 percent for tier
1 and 8.00 percent for total risk-based capital. Regulatory authorities have also established a minimum "leverage" ratio of 3.00 percent, which is defined as tier 1 equity to average quarterly assets. At December 31, 1994, the Corporation's leverage ratio was 6.27 percent, compared to 8.24 percent a year earlier. The decline in the tier 1 and leverage ratios in 1994 was a result of the acquisition of the former TransOhio branch offices, which added approximately $1.1 billion in assets with no addition to the Corporation's capital. The total risk-based capital ratio did not decline significantly as a result of TransOhio. This is due to the $150 million subordinate debt issuance in 1994, which qualifies as tier 2 capital.
  Each of the Corporation's subsidiary banks maintain risk-based capital and leverage ratios within the "well capitalized" category as defined by the FDIC. The "well capitalized" category requires tier 1 and total risk-based capital ratios of at least 6.00 percent and 10.00 percent, respectively, and a minimum leverage ratio of 5.00 percent.
  Table 15 provides a summary of the components of tier 1 and total risk-based capital, the amounts of risk-weighted assets and capital ratios as defined by the regulatory agencies as of December 31, 1994 and 1993.

Table 15 - Regulatory Capital Ratios -
Risk-based capital at December 31 (dollars in thousands)      1994           1993
Tier 1 capital:
  Common shareholders' equity                           $  715,752     $  661,177
  Qualifying preferred stock                                 2,466         14,622
  Less: Unrealized gains/(losses) on - securities          (13,637)             -
Goodwill and other adjustments                             161,912         51,379
    Total tier 1 capital                                   569,943        624,420
Tier 2 capital components:
  Qualifying long-term debt                                148,216          3,500
  Allowance for loan losses                                 82,483         70,498
    Total risk-based capital                            $  800,642     $  698,418
Risk-weighted assets:
  Risk-weighted assets on balance sheet                 $6,259,067     $5,304,457
  Risk-weighted assets off-balance-sheet                   487,830        386,721
  Less: Goodwill and other adjustments                     161,771         64,038
    Net risk-weighted assets                            $6,585,126     $5,627,140
Fourth quarter average assets,
   net of adjustments                                   $9,090,925     $7,582,045
Risk-based capital ratios:
  Tier 1                                                      8.66%         11.10%
  Total                                                      12.16          12.41
Tier 1 leverage ratio                                         6.27           8.24

5 YEAR CHART OF COMMON STOCK - HIGH AND LOW STOCK PRICE AND BOOK VALUE (Dollars Per Share)

                 1990         1991      1992      1993      1994
Stock Price -
       High     22.38        27.50     39.50     39.38     44.75
       Low      14.50        15.00     24.25     33.00     33.50
Book Value      17.31        18.58     20.09     22.33     24.02

RESPONSIBILITY FOR FINANCIAL STATEMENTS OF STAR BANC CORPORATION


Responsibility for the financial information presented in the Annual Report rests with Star Banc Corporation's management. The Corporation believes that the consolidated financial statements reflect fairly the substance of transactions and present fairly the Corporation's financial position and results of operations in conformity with generally accepted accounting principles appropriate in the circumstances applying certain estimates and judgments as required.
  In meeting its responsibilities for the reliability of the financial statements, the Corporation depends on its system of internal accounting controls. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the appropriate corporate authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Although accounting control procedures are designed to achieve these objectives, it must be recognized that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls.
  The Corporation believes that its accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions. An important element of the system is a continuing and extensive internal audit program.
  The board of directors of the Corporation has an Audit Committee composed of five directors who are not officers or employees of the Corporation. The committee meets periodically and privately with management, the internal auditors and the independent public accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.
  Arthur Andersen LLP, independent public accountants, have been engaged to render an independent professional opinion on the Corporation's financial statements. Their audit is conducted in accordance with generally accepted auditing standards and forms the basis for their report as to the fair presentation, in the financial statements, of the Corporation's financial position, operating results and cash flows.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Star Banc Corporation:
  We have audited the accompanying consolidated balance sheets of STAR
BANC CORPORATION (an Ohio corporation) and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in shareholders'equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsilbiity is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Banc Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of thier operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
  As explained in Note 3 to the consolidated financial statements, the Corporation changed its method of accounting for investment securities effective January 1994.


/s/ Arthur Andersen LLP
Cincinnati, Ohio
January 9, 1995

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of December 31 (dollars in thousands)                              1994           1993
Assets:
Cash and due from banks                                         $  429,467     $  387,759
Interest-bearing deposits in banks                                     100            100
Federal funds sold and securities purchased under agreements to
resell                                                              56,545        172,675
Investment securities:
   Available-for-sale                                              563,091              -
   Held-to-maturity (market value of $1,671,088 in 1994 and
   $1,605,342 in 1993)                                           1,764,854      1,600,275
           Total securities                                      2,327,945      1,600,275
Loans:
  Commercial loans                                               2,079,804      1,789,695
  Real estate loans                                              2,378,661      2,087,301
  Retail loans                                                   1,865,295      1,462,815
           Total loans                                           6,323,760      5,339,811
           Less: Unearned interest                                  74,203         45,404
                                                                 6,249,557      5,294,407
                  Allowance for loan losses                         95,979         83,156
            Net loans                                            6,153,578      5,211,251
Premises and equipment                                             122,829        104,305
Acceptances-customers' liability                                     8,249          3,026
Other assets                                                       292,078        157,366
           Total assets                                         $9,390,791     $7,636,757
Liabilities:
Deposits:
  Noninterest-bearing deposits                                  $1,214,703     $1,200,609
  Interest-bearing deposits:
    Savings and NOW                                              2,048,442      1,821,869
    Time deposits $100,000 and over                                636,181        351,095
    All other deposits                                           3,464,489      2,641,993
           Total deposits                                        7,363,815      6,015,566
Short-term borrowings                                            1,034,700        816,706
Long-term debt                                                     166,466         51,700
Acceptances outstanding                                              8,249          3,026
Other liabilities                                                   99,343         73,960
           Total liabilities                                     8,672,573      6,960,958
Shareholders' Equity:
Preferred stock:
  Shares authorized-1,000,000 in 1994 and 1993
  Shares issued - 29,707 in 1994
                -176,164 in 1993                                     2,466         14,622
Common stock:
  Shares authorized-50,000,000 in 1994 and 1993
  Shares issued -30,105,835 in 1994
                -29,753,378 in 1993                                150,529        148,767
Surplus                                                             78,037         80,038
Retained earnings                                                  510,268        435,724
Treasury stock, at cost (303,039 shares in 1994 and 146,713
  shares in 1993)                                                   (9,445)        (3,352)
Net unrealized gain/(loss) on securities available-for-sale        (13,637)             -
                     Total shareholders' equity                    718,218        675,799
           Total liabilities and shareholders' equity           $9,390,791     $7,636,757

The accompanying notes are an integral part of these statements.

                                     -38-

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31
(amounts in thousands except per share data)                  1994          1993         1992
Interest Income:
Interest and fees on loans                                $465,361      $421,826     $443,460
Interest on investment securities:
  Taxable                                                  100,986        85,996       81,001
  Non-taxable                                                1,491         2,014        3,218
Interest on federal funds sold and securities
  purchased under agreements to resell                       1,429         8,094       11,568
Interest on deposits in banks                                  457           237        2,174
            Total interest income                          569,724       518,167      541,421
Interest Expense:
Interest on savings and NOW                                 40,124        45,673       39,752
Interest on time deposits $100,000 and over                 17,390        16,540       23,961
Interest on other deposits                                 117,706       108,709      146,626
Interest on short-term borrowings                           39,081        17,752       16,883
Interest on long-term debt                                   9,317         6,017        5,816
            Total interest expense                         223,618       194,691      233,038
            Net interest income                            346,106       323,476      308,383
Provision for loan losses                                   24,372        33,008       40,898
            Net interest income after provision
              for loan losses                              321,734       290,468      267,485
Noninterest Income:
Trust income                                                36,539        35,768       32,963
Service charges on deposits                                 35,543        35,460       28,817
Other service charges and fees                              33,626        31,630       28,646
Investment securities gains/(losses)-net                        10           157          719
All other income                                            11,297         9,875        8,499
            Total noninterest income                       117,015       112,890       99,644
Noninterest Expense:
Salaries                                                   105,279        97,347       99,900
Pension and other employee benefits                         19,692        19,237       18,438
Equipment expense                                           15,028        16,629       17,098
Occupancy expense-net                                       18,852        17,717       15,781
All other expense                                          101,460        99,919       95,794
                                                           260,311       250,849      247,011
Restructuring charge                                             -             -        6,000
            Total noninterest expense                      260,311       250,849      253,011
Income before income tax                                   178,438       152,509      114,118
Income tax                                                  61,847        52,236       37,999
            Net income                                    $116,591      $100,273     $ 76,119
Per Share:
Primary earnings                                         $    3.89      $   3.36     $   2.57
Fully diluted earnings                                        3.86          3.30         2.53
Dividends declared on common stock                            1.40          1.16         1.04
Dividends declared on preferred stock                         6.00          6.00         6.00
Weighted average shares of common stock outstanding         29,873        29,549       29,227
Weighted average fully diluted common stock equivalents     30,230        30,372       30,111

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                   Unrealized
                                Series B                                         Gain/(Loss) on
                               Preferred    Common                                  Available-
                              Stock $100     Stock             Retained  Treasury     for-sale
                             Stated Value   $5 Par     Surplus Earnings     Stock   Securities   Total
Balance, January 1, 1992         $ 18,004    $145,520  $69,425  $325,942  $ (3,909) $      -  $554,982
Net income                              -           -        -    76,119         -         -    76,119
Cash dividends declared on
  common stock                          -           -        -   (30,249)        -         -   (30,249)
Cash dividends declared on
  Series B Preferred Stock              -           -        -    (1,146)        -         -    (1,146)
Conversion of Series B Preferred
  Stock into common stock          (2,596)        711     1,885         -         -         -        -
Issuance of shares upon exercise
  of options on common stock            -         617     1,740         -         -         -    2,357
Issuance of common stock                -          62       208         -         -         -      270
Purchase of treasury stock              -           -         -         -      (654)        -     (654)
Treasury shares issued to meet
  deferred compensation obligations     -           -    (1,086)        -     1,086         -        -
Shares reserved to meet deferred
  compensation obligations              -           -       654         -         -         -      654
Balance, December 31, 1992         15,408     146,910    72,826   370,666    (3,477)        -  602,333
Net income                              -           -         -   100,273         -         -  100,273
Cash dividends declared on
  common stock                          -           -         -   (34,131)        -         -  (34,131)
Cash dividends declared on
  Series B Preferred Stock              -           -         -    (1,084)        -         -   (1,084)
Conversion of Series B Preferred
  Stock into common stock            (786)        215       571         -         -         -        -
Issuance of shares upon exercise
  of options on common stock            -       1,642      6,766        -         -         -    8,408
Purchase of treasury stock              -           -          -        -      (665)        -     (665)
Treasury shares issued to meet
  deferred compensation obligations     -           -       (790)       -       790         -        -
Shares reserved to meet deferred
  compensation obligations              -           -        665        -         -         -      665
Balance, December 31, 1993         14,622     148,767     80,038  435,724    (3,352)        -  675,799
Net income                              -           -          -  116,591         -         -  116,591
Cash dividends declared on
  common stock                          -           -          -  (41,726)        -         -  (41,726)
Cash dividends declared on
  Series B Preferred Stock              -           -          -     (321)        -         -     (321)
Conversion of Series B Preferred
  Stock into common stock         (12,156)      1,672     (2,039)       -    12,522         -       (1)
Issuance of shares upon exercise
  of options on common stock            -          90       (629)       -     6,312         -    5,773
Purchase of treasury stock              -           -          -        -   (25,680)        -  (25,680)
Treasury shares issued to meet
  deferred compensation obligations     -           -       (288)       -       288         -        -
Shares reserved to meet deferred
 compensation obligations               -           -        955        -       465         -    1,420
Adoption of SFAS No. 115                -           -          -        -         -     4,386    4,386
Change in net unrealized gain/(loss)
   on available-for-sale securities     -           -          -        -         -   (18,023) (18,023)
Balance, December 31, 1994       $  2,466    $150,529    $78,037 $510,268  $ (9,445) $(13,637)$718,218

The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(dollars in thousands)                                            1994             1993              1992
Cash Flows from Operating Activities:
Net income                                                 $   116,591        $ 100,273       $    76,119
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization                                   30,559           33,571            26,264
Provision for loan losses                                       24,372           33,008            40,898
Provision for deferred taxes                                     7,298           (2,873)           (3,690)
(Gain)/loss on sale of premises and equipment-net                 (235)             (55)              (73)
(Gain)/loss on sale of securities-net                              (10)            (157)             (719)
Mortgage loans originated for sale                             (95,082)        (575,212)         (601,704)
Sale of mortgage loans on the secondary market                 134,372          617,933           553,990
Net change in other assets                                     (19,435)          (4,857)            8,371
Net change in other liabilities                                  7,416            6,761           (23,626)
     Total adjustments                                          89,255          108,119              (289)
     Net cash provided by operating activities                 205,846          208,392            75,830
Cash Flows from Investing Activities:
Proceeds from maturities of held-to-maturity securities        273,522          593,955           668,026
Proceeds from maturities of available-for-sale securities      370,940                -                 -
Proceeds from sales of available-for-sale securities               991            6,537             1,190
Purchase of held-to-maturity securities                     (1,007,526)        (566,736)       (1,115,814)
Purchase of available-for-sale securities                     (398,244)               -                 -
Net change in loans                                         (1,029,181)        (385,608)          (31,221)
Proceeds from sales of retail loans                             22,172           11,766             2,344
Proceeds from sales of premises and equipment                    1,261            1,153               883
Purchase of premises and equipment                             (30,462)         (13,065)           (6,649)
Proceeds from sale of subsidiary                                     -                -             3,210
Net change due to acquisitions/sales of banks or offices       972,568                -           556,578
     Net cash provided by (used in) investing activities      (823,959)        (351,998)           78,547
Cash Flows from Financing Activities:
Net change in deposits                                         270,006         (387,190)           69,420
Net change in short-term borrowings                            217,994          239,513            68,935
Principal payments on long-term debt                           (33,450)          (5,122)           (6,046)
Proceeds from issuance of long-term debt                       148,050                -                 -
Proceeds from issuance of common stock                           5,773            8,408             2,627
Purchase of treasury stock                                     (25,680)            (665)             (654)
Shares reserved to meet deferred compensation obligations        1,420              665               654
Dividends paid                                                 (40,422)         (34,239)          (31,071)
     Net cash provided by (used in) financing activities       543,691         (178,630)          103,865
Net change in cash and cash equivalents                        (74,422)        (322,236)          258,242
Cash and cash equivalents at beginning of year                  560,534         882,770           624,528
Cash and cash equivalents at end of year                    $   486,112       $ 560,534       $   882,770

Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)            1994            1993               1992
Cash Paid During the Year for:
Interest                                                   $   206,616       $ 198,640        $   244,238
Income taxes                                                    55,096          48,987             43,922
Noncash transfer of loans to other real estate owned             1,325             704              4,266
The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies
The accounting and reporting policies of Star Banc Corporation and subsidiaries ("the Corporation") are based on generally accepted accounting principles and conform to general practices within the banking industry. The following is a description of the more significant accounting policies followed by the Corporation.

CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts within the consolidated financial statements as of and for the years ended December 31, 1993 and 1992 have been restated to conform to the 1994 presentation.

INVESTMENT SECURITIES
Prior to 1994, debt securities held in the investment securities portfolio were carried at historical cost, adjusted for amortization of premiums and accretion of discounts.
  Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115) related to accounting for certain investments in debt and equity securities. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified in three categories: (1) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost, (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, and (3) all other investment securities are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses for these securities are excluded from earnings and reported as a net amount in a separate component of shareholders+ equity (net of tax). Currently, the Corporation has not classified any securities as trading. Disclosures required in SFAS No. 115 are shown in Note 3.

LOANS
Loans are stated at the principal amount outstanding, net of unearned interest and unamortized origination fees and costs. Interest income on loans is recognized using the interest method or methods that approximate the interest method.
  Loans are placed on nonaccrual status when, in the opinion of management, there is a reasonable doubt as to future collectibility of interest or principal. Loans are generally placed on nonaccrual status when they are past due 90 days as to either principal or interest. However, loans that are well secured and in the process of collection may not be placed on nonaccrual status, at the judgment of senior management.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses, which is reported as a deduction from loans, is available for loan charge-offs. This allowance is increased by provisions charged to earnings and recoveries of loans previously charged off and is reduced by loan charge-offs. The adequacy of the allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information. The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Charge-offs are made against the allowance for loan losses when management concludes that loan amounts are likely to be uncollectible.
  In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS No.
114) related to accounting by creditors for impairment of a loan. SFAS No. 114 was amended in October 1994 by Statement of Financial Accounting Standards No. 118 (SFAS No. 118), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 requires that impaired loans as defined by the statement be measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or (2) as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.
  Adoption of SFAS No. 114 and No. 118 is required in 1995. Management anticipates the adoption of SFAS No. 114 and No. 118 will not have a material impact on the Corporation's financial condition or results of operations.

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

OTHER REAL ESTATE OWNED
Other real estate owned represents real estate of which the Corporation has taken ownership in partial or total satisfaction of loans.
  Other real estate owned is carried at the lower of cost or fair value and is included in other assets in the consolidated balance sheets. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned are recorded in non-interest expense.

INTANGIBLE ASSETS
The excess of the Corporation's cost of acquisitions over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 17 to 40 years. Core deposit intangibles, which represent the net present value of the future economic benefits related to deposits purchased, are being amortized on a straight-line basis over periods ranging from 8 to 17 years.
  Purchased mortgage servicing rights (PMSRs) represent the cost of the right to receive future servicing income on residential mortgage loans serviced. PMSRs are amortized on an accelerated basis (in proportion to the recognition of net servicing income) over the estimated life of the related loans. PMSRs are recorded at cost and subsequently evaluated for possible impairment on a quarterly basis.
  Other identified intangible assets of the Corporation are being amortized on a straight-line basis over periods up to 25 years.

INCOME TAXES
The Corporation files a consolidated federal income tax return. The Corporation adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109) related to accounting for income taxes in 1993. SFAS No. 109 superseded SFAS No. 96, which the Corporation adopted in 1988.
  The Corporation recognizes the amount of taxes payable (or refundable) for the current year and deferred tax liabilities and assets in accordance with SFAS No. 109. Temporary differences occur when tax laws differ from the recognition and measurement requirements of financial accounting standards. Types of temporary differences relate to lease financing, allowance for loan losses, depreciation of fixed assets, pension liabilities and deferred loan fees, among others. Provisions for deferred taxes are made at each legal entity of the Corporation in recognition of such temporary differences. Disclosures required by SFAS No. 109 are shown in Note 8.

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

DERIVATIVE FINANCIAL INSTRUMENTS
During 1994, the Corporation adopted Statement of Financial Accounting Standards No. 119 (SFAS No. 119), "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires that a distinction be made between derivative financial instruments held or issued for trading purposes and derivative financial instruments held for purposes other than trading, including hedging. The Corporation utilizes derivative financial instruments, primarily interest rate swap agreements, for hedging purposes to reduce exposure to adverse changes in interest rates and in foreign currency exchange rates. The income or expense related to these transactions is recognized, on an accrual basis, over the life of the hedged instrument as an adjustment to interest income or expense. Disclosures required by SFAS No. 119 are shown in Note 15.

POSTEMPLOYMENT BENEFITS
In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 (SFAS No.
112) related to employers' accounting for postemployment benefits. The statement requires companies to accrue, during the period that an employee renders service to the company, the expense of providing postemployment benefits. Types of benefits include, but are not limited to, salary continuation, severance benefits, job training and counseling, and continuation of health care and life insurance coverage. Currently the Corporation provides only workers' compensation as a postemployment benefit.
  The adoption of SFAS No. 112 in 1994 did not have a material impact on the Corporation's financial condition or results of operations.

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

NOTE 2 - Reserve Balance Requirements
Banking regulations require the Corporation's banking subsidiaries to maintain cash reserves which are unavailable for investment. The amounts of such reserves, which are included in cash and due from banks in the consolidated balance sheets, were $183,548,000 and $185,401,000 at December 31, 1994 and 1993,
respectively.

NOTE 3 - Investment Securities
Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115) related to accounting for certain investments in debt and equity securities. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified in three categories and accounted for as follows:

(1) Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.
(2) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Currently, the Corporation has not classified any securities as trading.
(3) Investments not classified as trading securities or held-to-maturity are classified as available-for-sale securities and reported at fair value. Net unrealized gains and losses for these securities are excluded from earnings and reported net of tax in a separate component of shareholders' equity.

  The initial adoption of SFAS No. 115 increased shareholders' equity and investment securities $4.4 million (net of tax) and $6.7 million, respectively. The adoption of SFAS No. 115 had no effect on current earnings. As of December 31, 1994, the Corporation reported a net unrealized loss of $21.0 million for available-for-sale securities. Since January 1, 1994, the unrealized gain/(loss) reported as a separate component of equity changed from an unrealized gain of $4.4 million to an unrealized loss of $13.6 million reducing equity $18.0 million.

  The following table summarizes unrealized gains and losses for held-to-maturity and available-for-sale securities at December
31, 1994 and January 1, 1994.

                                             December 31, 1994                                   January 1, 1994
                                 Amortized       Unrealized           Fair      Amortized          Unrealized            Fair
(dollars in thousands)                Cost   Gains      Losses       Value           Cost       Gains    Losses         Value

Held-to-Maturity
U.S. Treasuries and agencie    $         -    $   -   $      -   $        -   $         -  $        -    $      -  $       -
Mortgage-backed securities       1,742,165      506     94,493    1,648,178       865,881       5,168       7,563    863,486
Obligations of state and
  political subdivisions            21,554      249         25       21,778        31,599         722           8     32,313
Other debt securities                1,135        -          3        1,132           135           -           -        135
  Total held-to-maturity
   securities                  $ 1,764,854     $755   $ 94,521   $1,671,088   $   897,615  $    5,890    $  7,571  $ 895,934

Available-for-Sale
U.S. Treasuries and agencies   $   117,357     $ 42   $  1,149   $  116,250   $   387,315  $    3,874    $      1  $ 391,188
Mortgage-backed securities         424,461       21     11,469      413,013       305,842       2,885          10    308,717
Obligations of state and
  political  subdivisions                -        -          -            -             -           -           -          -
Other debt securities                  215        -          6          209           622           -           -        622
Federal Reserve/FHLB stock
  and other equity securities       33,619        -          -       33,619         8,881           -           -      8,881
    Total available-for-sale
      securities              $    575,652     $ 63   $ 12,624   $  563,091   $   702,660  $    6,759    $     11  $ 709,408

The following table presents the amortized cost and fair value of held-to-maturity and available-for-sale debt securities at December 31, 1994.

                                                   Amortized             Fair
(dollars in thousands)                                  Cost            Value
Held-to-Maturity
One year or less                                  $   52,594       $   51,800
After one year through five years                    954,016          904,544
After five years through ten years                   758,244          714,744
After ten years                                            -                -
    Total                                         $1,764,854       $1,671,088

Available-for-Sale
One year or less                                  $   94,023       $   93,694
After one year through five years                    146,658          143,518
After five years through ten years                   300,416          291,316
After ten years                                          936              944
   Total                                          $  542,033       $  529,472


Note: Maturity information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments.

The following table provides information as to the amount of gross gains and losses realized through the sales of investment securities.

(dollars in thousands)                                  1994      1993       1992
Debt and equity securities:
    Gross gains                                          $10      $157       $721
    Gross (losses)                                         -         -         (2)
    Net securities gains/(losses)                        $10      $157       $719



Securities with a carrying value of $1,843,923,000 at December
31, 1994 and $1,329,854,000 at December 31, 1993, were pledged to secure deposits and for other purposes.


NOTE 4 - Loans
The following table lists information related to nonperforming loans as of December 31.

(dollars in thousands)                                 1994           1993
Loans on nonaccrual status                          $34,990        $50,687
Restructured loans                                      261            249
     Total nonperforming loans                      $35,251        $50,936
Interest that would have been recognized
  on nonperforming loans in accordance
  with their original terms                         $ 3,759        $ 6,157
Actual interest recorded for nonaccrual
  and restructured loans                                981            848

  Most of the Corporation's business activity is with customers located in the immediate market areas of its subsidiary banks in Ohio, Kentucky and Indiana. As of December 31, 1994, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10 percent of total loans.

At December 31, 1994, residential real estate loans held for sale, included in total loans, amounted to $3 million, compared to $43 million at December 31, 1993.

The Corporation evaluates the credit risk of each customer on an individual basis and obtains collateral when it is deemed appropriate. Collateral varies by individual loan customer, but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guaranties, and general security agreements. Access to collateral is dependent on the type of collateral obtained. On an ongoing basis, the Corporation monitors its collateral and the collateral value related to the loan balance outstanding.

The aggregate amount of loans in excess of $60,000 outstanding to directors and executive officers (including their related interests) of the parent company and its wholly-owned subsidiary, Star Bank, N.A., amounted to $35,139,000 and $29,759,000 at
December 31, 1994 and 1993, respectively. During 1993, new loans and repayments related to outstanding loans amounted to $13,611,000 and $7,758,000, respectively. Changes in the composition of the board of directors and executive management had no effect on such loans in 1994. Management believes these loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.

NOTE 5 - Allowance for Loan Losses
A summary of the activity in the allowance for loan losses is shown in the following table.

(dollars in thousands)                       1994        1993       1992
Balance-beginning of year                 $83,156     $78,953    $73,805
  Loans charged off                       (24,570)    (40,122)   (47,884)
  Recoveries on loans
   previously charged off                  13,021      11,317     11,355
  Net charge-offs                         (11,549)    (28,805)   (36,529)
  Provision charged
    to earnings                            24,372      33,008     40,898
  Net allowances of banks
    or offices acquired/sold                    -           -        779
Balance-end of year                       $95,979     $83,156    $78,953

NOTE 6 - Premises and Equipment
Premises and equipment as of December 31 are summarized in the following table.

(dollars in thousands)                      1994        1993
Land                                    $ 14,330    $ 14,754
Bank buildings                            89,471      86,307
Furniture, fixtures & equipment           59,405      41,791
Leasehold improvements                    17,126      16,587
Construction in progress                   3,517       1,589
        Total premises and equipment     183,849     161,028
Less: Accumulated depreciation and
      amortization                        61,020      56,723
        Net premises and equipment      $122,829    $104,305


Depreciation and amortization expense related to premises and equipment amounted to $10,369,000 in 1994, $9,899,000 in 1993 and
$8,982,000 in 1992.

Total rental expense was $15,793,000 in 1994, $15,635,000 in 1993 and $14,852,000 in 1992.

Future minimum rental payments related to non-cancelable operating leases having initial terms in excess of one year are $12,140,000 in 1995, $10,647,000 in 1996, $9,820,000 in 1997,
$8,551,000 in 1998, $7,475,000 in 1999 and $41,066,000 in later years.

NOTE 7 - Short-Term Borrowings
The following table is a summary of short-term borrowings at December 31.

(dollars in thousands)                     1994            1993
Federal funds purchased              $  421,228        $279,655
Securities sold under agreements
 to repurchase                          496,066         392,052
Other short-term borrowings             117,406         144,999
        Total short-term borrowings  $1,034,700        $816,706

The following table is a summary of selected information regarding short-term borrowings for the years ended December 31.


(dollars in millions)                     1994        1993        1992
Maximum amount outstanding
 at any month-end                     $1,199.3      $875.8      $577.2
Average amount outstanding               995.9       621.5       498.0
Average interest rate during
 the year                                  3.9%        2.9%        3.4%
Approximate average interest
 rate on year-end balance                  5.2         2.8         3.1

NOTE 8 - Income Taxes
At December 31, 1994, in accordance with SFAS No. 109, included in the Corporation's consolidated balance sheet was a net deferred tax asset of $3,646,000, reflecting the benefit expected to be realized from net deductible temporary differences. The Corporation has not recorded a valuation reserve related to deferred tax assets.

The components of the net deferred tax asset at December 31, 1994 and 1993 were as follows:


(dollars in thousands)                   1994        1993
Allowance for loan losses            $ 33,151    $ 28,566
Deferred loan fees/costs                2,313       3,140
Deferred compensation                   1,825       1,464
Unrealized loss on securities           7,343           -
Other                                   2,656       2,678
        Total deferred tax asset       47,288      35,848
Leased assets                         (32,206)    (20,187)
Pension liabilities                    (4,511)     (4,314)
Depreciation of fixed assets           (4,444)     (4,076)
Intangible assets/purchase
  accounting adjustments                 (965)     (2,367)
Other                                  (1,516)     (1,303)
        Total deferred tax liability  (43,642)    (32,247)
        Net deferred tax asset       $  3,646    $  3,601


Income tax expense for the last three years consisted of the following:

(dollars in thousands)                  1994       1993      1992
Current payable:
  Federal                            $53,740    $54,349   $40,918
  State                                  809        760       771
        Total current
          income tax                  54,549     55,109    41,689

Deferred federal income tax resulting from:
  Allowance for loan losses           (4,585)    (2,563)   (1,609)
  Leasing                             12,019      3,477    (1,253)
  Intangible assets                   (1,402)    (3,875)        -
    Change in tax rate                     -       (107)        -
    Other-net                          1,266        195      (828)
        Total deferred
          federal income tax           7,298     (2,873)   (3,690)
        Income tax                   $61,847    $52,236   $37,999

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

                                       1994        1993      1992
Statutory tax rate                     35.0%       35.0%     34.0%
Adjustments to statutory
  tax rate:
  Tax-exempt interest income           (1.1)       (1.4)     (2.6)
  Other-net                             0.8         0.7       1.9
Effective tax rate                     34.7%       34.3%     33.3%

NOTE 9 - Long-Term Debt
The following is a summary of the Corporation's long-term debt as of December 31.

(dollars in thousands)                 1994       1993
Parent company:
12.3/4% Promissory note-quarterly
   payments of interest, principal
   due 1995                        $  2,500    $ 5,000
10.17% Promissory note-prepaid
   in 1994                                -      5,000
9.25% Senior notes-semiannual
   payments of interest and annual
   principal payments of $2,250,000
   through 2001                      15,750     18,000
8.7/8% Mortgage- prepaid in 1994          -      5,792
        Total parent
          company long-term debt     18,250     33,792
Other companies:
6.3/8% Subordinated notes-semiannual
  payments of interest, principal
    due 2004                        148,216         -
6.3/4% Industrial revenue bonds
   due through 1994                       -         60
8.7/8% Mortgage- prepaid in 1994          -     17,848
        Total long-term debt       $166,466    $51,700

Each of the above parent company notes contains certain limitations on funded debt, dividends and other matters. These limitations are not materially restrictive to the Corporation. The parent company has lines of credit amounting to $10,000,000 available, none of which is currently in use.
  The following table presents the scheduled payments of the Corporation's long-term debt.

(dollars in thousands)
1995             $  4,750
1996                2,250
1997                2,250
1998                2,250
1999                2,250
Later years       152,716
        Total    $166,466

NOTE 10 - Pension
The Corporation has a non-contributory defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation while employed. The Corporation's funding policy is to make an annual contribution to the plan which at least equals the minimum required contribution.
  The following table sets forth the plan's funded status and amounts recognized in the Corporation+s consolidated balance sheets at December 31, 1994 and 1993.

(dollars in thousands)                      1994            1993
Projected benefit obligation:
  Vested benefits                        $38,353        $ 38,216
  Nonvested benefits                       1,614           1,993
    Accumulated benefit obligation        39,967          40,209
  Effect of projected future
     compensation levels                   7,788           9,786
      Projected benefit obligation        47,755          49,995
Plan assets                               69,565          72,249
      Plan assets in excess of
         projected benefit obligation     21,810          22,254
Unrecognized net loss due to past
   experience different from
  assumptions made                         2,244           1,623
Unrecognized prior service cost             (312)              -
 Unrecognized net asset being
   recognized over 16 years               (8,534)        (10,117)
      Prepaid pension cost in
         consolidated balance sheets     $15,208        $ 13,760

Plan assets primarily consist of listed stocks, corporate bonds, United States Treasury and Agency securities, and mutual funds. Included in plan assets at December 31, 1994 and 1993 were shares of the Corporation's stock with a value of $8,570,000 and $8,246,000, respectively.
  Net pension cost, which amounted to a credit for 1992 through 1994, included the following components:

(dollars in thousands)                      1994       1993      1992
Service cost - benefits
   earned during the
   period                                $ 2,555    $ 2,388   $ 2,243
Interest cost of
   projected benefit
   obligation                              3,773      3,782     3,434
Actual total return
   on plan assets                           (324)    (8,117)   (6,882)
Curtailment gain                               -       (595)        -
Net amortization
   and deferral                           (7,452)       822       (75)
    Net periodic
       pension (credit)                  $(1,448)   $(1,720)  $(1,280)


                                   47

In determining the projected benefit obligation, the following weighted average rates were used.

                                            1994      1993      1992
Discount rate                               8.25%     7.75%     8.50%
Future salary increases                     4.00      4.00      6.00
Long-term return on assets                  9.58      9.58      9.51

The Corporation recognized a curtailment gain in 1993 due to staff reductions which resulted from the implementation of the Corporation's restructuring program.

NOTE 11 - Other Postretirement Benefits

The Corporation provides health care benefits to current retirees, and their spouses, who had retired prior to January 1, 1993. Employees who retired after January 1, 1993 may obtain health care benefits under the Corporation's health care plan; however, the total amount of the premiums are paid by the retiree.
  The Corporation adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits other than Pensions," in 1993. The statement requires companies to accrue, during the period that the employee renders service to the company, the expense of providing postretirement benefits (principally health care benefits). In prior years the Corporation recognized this cost on a cash basis. The accumulated postretirement benefit obligation, $5.5 million at date of adoption, is being amortized on a straight-line basis over an expected future lifetime of the retirees under the plan of 14 years.
  The following table sets forth the amount of the accumulated benefit obligation recognized in the Corporation+s consolidated balance sheet at December 31, 1994 and 1993.

                                                December 31,   December 31,
(dollars in thousands)                                  1994           1993
Accumulated postretirement -benefit obligation:
  Retirees                                           $ 2,800        $ 5,751
  Fully eligible active participants                       -              -
   Total                                               2,800          5,751
Unrecognized obligation net gain/(loss)                2,676           (150)
Unrecognized transition
  obligation being amortized over 14 years            (4,691)        (5,082)
  Accrued postretirement obligation
    in consolidated balance sheets                   $   785        $   519

The components of the net periodic costs of postretirement benefits for 1994 and 1993 were as follows:

(dollars in thousands)                                 1994            1993
Interest cost of projected benefit obligation          $372            $398
Amortization of the unrecognized
   transition obligation                                391             391
      Net periodic postretirement benefit cost         $763            $789

The weighted average discount rates used in determining the amount of the accumulated benefit obligation were 7.25 percent as of December 31, 1994 and 6.75 percent as of December 31, 1993. The measurement of the accumulated benefit obligation assumed a health care cost trend rate of 12.00 percent for 1994 and 13.00 percent for 1993, which gradually decreases to an ultimate rate of 5.80 percent by 2012 and thereafter. The health care cost trend assumption has a significant effect on the amounts reported. To illustrate, a one percent increase in each future year would increase the accumulated postretirement benefit obligation at December 31, 1994 by $207,000 and increase the aggregate of the service and interest cost components of the net periodic benefit cost for the year by $15,000.

NOTE 12 - Stock Options and Compensation Plans
In 1992, the shareholders of the Corporation approved the adoption of the Star Banc Corporation 1991 Stock Incentive Plan ("the Plan") replacing the 1986 plan. The Plan provides for the grant, to selected key managerial personnel, of options to purchase shares of common stock generally at the stock's fair market value at the date of grant. In addition, the Plan provides for the grant, to selected key managerial personnel, of shares of common stock which are subject to restriction on transfer and to a right of repurchase by the Corporation and of shares of common stock as performance awards. Not more than 1,000,000 authorized and unissued shares of common stock, in the aggregate, are available for issue under the Plan. The Plan will terminate on January 7, 2001.
  In 1993, the Corporation adopted the StarShare Stock Option Plan for employees. The StarShare Plan provided a one-time grant to all eligible employees of options to purchase shares of common stock at the stock's fair market value at the grant date. This one-time grant to purchase shares of common stock of the Corporation was made to all active employees (not currently eligible under the 1991 Incentive Plan) as a performance award following the Corporation's restructuring program. Not more than 125,000 shares were authorized and available under the StarShare Plan. The StarShare Plan has no expressed termination date; however, it may be terminated or modified by the board of directors at any time.

The following is a summary of options outstanding and exercised under the 1991 Plan, the 1986 Stock Incentive Plan and the
StarShare Option Plan.

                                                           1994                         1993
                                                Number of                   Number of
                                                   Shares    Option Price      Shares    Option Price
Stock Incentive Plans:
Options outstanding at
   beginning of year                            1,002,027   $16.75 -$50.75    893,867   $16.75 - $33.75
    Granted                                       653,900    33.88 - 40.63    435,400    33.75 -  50.75
    Exercised                                    (181,071)   16.75 - 33.75   (327,240)   16.75 -  33.75
    Cancelled                                     (18,500)           34.75          -                 -
Options outstanding at
   end of year                                  1,456,356    16.75 - 50.75  1,002,027    16.75 -  50.75
Exercisable at end of year                        607,377   $16.75 -$38.75    570,527   $16.75 - $38.75
Available for future grant under
   the Stock Incentive Plans                      905,089                      40,489
StarShare Stock Option Plan:
Options outstanding at
  beginning of year                                98,203   $35.00 -$36.00         -                  -
    Granted                                             -                -    114,152   $35.00 - $36.00
    Exercised                                      (3,656)   35.00 - 36.00       (992)            35.25
    Cancelled                                      (8,718)   35.25 - 36.00    (14,957)   35.00 -  36.00
Options outstanding at
   end of year                                     85,829    35.00 - 36.00     98,203    35.00 -  36.00
Exercisable at end of year                         85,829   $35.00 -$36.00     97,303   $35.25 - $36.00
Available for future grant under
   the StarShare Stock Option Plan                 10,848                      10,848


Directors and selected senior officers of the Corporation and its banking subsidiaries may participate in the Corporation's Deferred Compensation Plan through which they may postpone the receipt of compensation. Amounts deferred under the plan may be valued on the basis of an interest index or be used to purchase shares of the Corporation's common stock. Although the plan is unfunded for tax purposes, a portion of the shares of treasury stock held at December 31, 1994 and 1993 were acquired to meet obligations arising from this plan and are considered common stock equivalents for the purpose of computing earnings per share.
  The Corporation has entered into severance agreements with certain officers of the Corporation. In general, the agreements provide for the payment of a lump sum benefit to the officer, plus the continuation of certain medical and insurance benefits and immediate exercisability of stock options, in the event that the officer's employment is terminated involuntarily by the Corporation, or voluntarily by the officer for good reason, following a change in control of the Corporation during the officer's protected period. The benefits payable under the agreements can be up to three times the officer's base salary and incentive bonus. The aggregate amount payable if all officers were entitled to and exercised their rights to receive payment under these agreements would be approximately $20 million.

NOTE 13 - Shareholders' Equity
Each share of common stock outstanding (and each share issued by the Corporation prior to the occurrence of certain events) carries with it one Preferred Stock Purchase Right to purchase, at a price of $100, one-hundredth of a share of Series A
Preferred Stock. The Preferred Stock Purchase Rights are exercisable only if a person or group acquires or obtains the right to acquire ownership of 20 percent or more of the Corporation's common stock, commences a tender or exchange offer for 30 percent or more of the common stock, or a holder of 10 percent or more of common stock is declared an "Adverse Person" by the Corporation+s board of directors. The Corporation is entitled to redeem the Preferred Stock Purchase Rights at a price of one cent per Preferred Stock Purchase Right at any time before the twentieth day following the date a 20 percent position has been acquired.
  In connection with the shareholder rights plan, 500,000 shares of the Corporation's 1,000,000 authorized shares of Preferred Stock have been designated as Series A Preferred Stock; no shares of Series A Preferred Stock have been issued.

  In 1991, in connection with the acquisition of Kentucky Bancorporation, Inc., the Corporation issued 217,800 shares of Series B Cumulative Preferred Stock with a stated value of $100 per share. This series of preferred stock, which had an original recorded value of $18 million, is convertible into shares of the Corporation's common stock at a rate of 4.545 shares of common stock for each share of preferred stock. Series B Cumulative Preferred Stock pays a quarterly dividend at an annual rate of $6 per share and is callable at the Corporation's option at a price of $103 per share starting in July 1996 with the call price declining ratably to $100 per share in July 2001 and thereafter.
  In 1994, the board of directors approved a buyback plan which authorizes the repurchase of up to one million shares of the Corporation's common stock. The shares repurchased are held as treasury shares and designated for reissue in connection with conversions of preferred shares and exercises of employee stock options. The repurchase period covers three years and expires March 15, 1997. Through December 31, 1994, 649,000 shares had been repurchased under the buyback plan.

NOTE 14 - Financial Instruments with Off-Balance-Sheet Risk
The Corporation becomes a party to financial instruments with off-balance-sheet risk in the normal course of business in managing its interest rate risk and meeting the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, interest rate swap agreements, interest rate caps, forward contracts to purchase or sell foreign currencies and forward commitments to sell residential mortgage loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Corporation's consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.
  The Corporation's exposure to credit loss for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contract amount of these instruments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to or typically expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The need for collateral is assessed on a case-by-case basis, based upon management's credit evaluation of the other party.
  The Corporation utilizes interest rate caps, commitments to purchase or sell foreign currencies and commitments to sell residential real estate loans to hedge positions taken in transactions with customers. In addition, the Corporation utilizes interest rate swap agreements as hedge instruments to reduce exposure to adverse changes in interest rates. The notional amounts of these instruments do not represent exposure to credit loss. Risks associated with these types of financial instruments arise from the movement of interest rates or foreign exchange rates and failure of the other party to the transaction to meet its obligation. The Corporation controls the risk of such instruments through approvals, limits, and monitoring procedures.
Note 15 provides additional disclosures on the Corporation+s derivative financial instruments.
  The following table shows the contract or notional amount of the Corporation's off-balance-sheet financial instruments as of December 31.
                                              Contract or
                                            Notional Amount
(dollars in millions)                       1994       1993
Financial instruments whose contract
  amounts represent credit risk:
  Commitments to extend credit            $2,039     $1,698
  Standby letters of credit                  168        153
  Commercial and other letters of credit      23         18
Financial instruments whose notional or
  contract amounts exceed the amount of
  credit risk:
  Forward commitments                    $    8      $   38
  Interest rate swap agreements             640         490
  Foreign currency forward contracts         10          11
  Caps                                        3           3

NOTE 15 - Derivative Financial Instruments
The Corporation currently holds derivative financial instruments only for purposes other than trading. The Corporation's primary objective is the "hedging" or management of interest rate and foreign exchange risks arising out of nontrading assets. Interest rate swap agreements are the primary type of derivative used by the Corporation. The two parties to an interest rate swap agreement agree to exchange, at particular intervals, payment streams calculated on a specified notional amount, with one stream based on a floating interest rate and the other stream based on a fixed interest rate. The Corporation has entered into interest rate swap agreements as part of its overall management of interest rate risk. The current swaps were entered into in order to reduce the overall interest rate sensitivity of the Corporation. The majority of the Corporation's interest rate swap agreements are the standard fixed/floating type of swap agreement. In addition, two of the Corporation's interest rate swaps are indexed amortizing swaps, which also have a fixed and a floating stream of interest payments. All of the interest rate swaps are treated as hedges, and accordingly, are accounted for on the same basis as the underlying asset or liability being hedged. The income or expense related to derivative financial instruments is recognized on an accrual basis, over the estimated life of the hedged instrument, as an adjustment to interest income or expense.
  The Corporation has also purchased interest rate caps in the management of its interest rate risk. The seller of these caps is obligated to pay the Corporation the amount, if any, by which a specified market interest rate exceeds the fixed cap applied to a notional amount. The interest rate cap purchased by the Corporation matured in January 1995.
  The Corporation is party to a variety of foreign currency forward contracts in order to manage its foreign exchange risks. Foreign currency forward contracts are used in hedging the risks associated with firm commitments to purchase securities denominated in foreign currencies for agreed amounts. The majority of foreign exchange contracts relate to major foreign currencies such as Canadian dollars, British pounds, Deutsche marks, and Japanese yen. All foreign currency forward contracts qualify as hedges as defined by SFAS No. 52, "Foreign Currency
Translation."
  Currently, all derivative financial instruments qualify as hedges; however, if a derivative financial instrument that was previously accounted for as a hedge fails to meet the hedge accounting criteria the instrument will be marked-to-market from that point forward, with any resulting gain or loss recognized in the future period. For derivative instruments which are terminated prior to maturity, the unrealized gain or loss would be deferred and amortized as an adjustment to interest income or expense over the life of the underlying asset or liability which was hedged. Currently, the Corporation has no derivative financial instruments which have been terminated prior to maturity.
  Monthly, the Corporation's Asset/Liability Policy Committee and
Credit Administration reviews the credit risk of the Corporation's interest rate swap agreements. Credit
Administration reviews the creditworthiness of each counterparty annually and updates individual derivative financial instrument credit lines for each counterparty. To date, none of the interest rate swap agreements include bi-lateral collateralization requirements, except in the case of credit downgrades by Moody's or Standard & Poor's to a rating below investment grade.

All of the Corporation's derivative financial instruments, fixed rate and floating rate payments are settled on a net basis as permitted under master netting agreements. This reduces the overall potential exposure of the counterparty.
  The following table provides information related to derivative financial instruments as of December 31, 1994.

                                      Maturities of Derivative Products as of December 31,
(dollars in thousands)                    1995        1996     1997         2000       2004          Total
Interest Rate Swaps
Receive fixed generic swaps
 Notional value                         $    -    $100,000        -     $240,000   $150,000       $490,000
 Weighted average receive rate                        4.45%                 5.41%      6.18%          5.45%
 Weighted average pay rate                            5.86%                 5.87%      5.00%          5.60%
Receive fixed amortizing swaps
 Notional value                         $    -    $ 75,000  $75,000            -          -       $150,000
 Weighted average receive rate                        4.39%    4.47%                                  4.43%
 Weighted average pay rate                            7.31%    6.38%                                  6.85%
Total Interest Rate Swaps
 Notional value                         $    -    $175,000  $75,000     $240,000   $150,000       $640,000
 Weighted average receive rate                        4.43%    4.47%        5.41%      6.18%          5.21%
 Weighted average pay rate                            6.48%    6.38%        5.87%      5.00%          5.89%
Interest Rate Caps                       3,000           -        -            -          -          3,000
Forward Commitments                      7,848           -        -            -          -          7,848
Foreign Currency Forward Contracts      10,173           -        -            -          -         10,173
        Total notional/contract amount $21,021    $175,000  $75,000     $240,000   $150,000       $661,021


NOTE 16 - Litigation
Various legal claims have arisen during the normal course of business which, in the opinion of management, will not result in material liability to the Corporation.

NOTE 17 - Dividend Restriction
Bank regulatory agencies limit the amount of dividends a subsidiary bank can declare to the parent company in any calendar year without obtaining prior approval. The limitations of all subsidiary banks combined for 1994 were approximately $223,896,000. During 1994, the subsidiary banks declared $146,174,000 in cash dividends to the parent company with $12,236,000 of Star Bank, N.A., Kentucky's dividends requiring regulatory agency approval. The carryover amount of dividends available to the parent company from the subsidiary banks at January 1, 1995 was $43,539,000.

NOTE 18 - Acquisitions
On September 17, 1994, Star Bank, N.A. ("the Bank"), a wholly owned subsidiary of Star Banc Corporation, acquired certain assets and liabilities related to 47 former TransOhio Federal Savings Bank branch offices from Resolution Trust Corporation ("RTC"). This transaction has been accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed have been recorded at estimated fair value. In purchasing these branches, the Bank received $973 million in cash and due from bank balances and $1.1 billion in deposits for a premium of $122.4 million. The premium was allocated to certain identified intangibles, such as core deposit, as well as other unidentified intangibles. Accordingly, the premium is being amortized over the estimated useful lives of these intangibles ranging from 10 to 25 years.
  On June 19, 1992, the Bank purchased 28 Cleveland area branch offices from Ameritrust Company National Association. This transaction has been accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed have been recorded at estimated fair value. In purchasing these branches, the Bank acquired a $263 million participation in a pool of mortgage loans made by Ameritrust and Society National Bank which is recorded as an investment security, $111 million in loans and $937 million in deposits for a premium of 2.19 percent of the deposits. The core deposit intangible assigned through the allocation of the purchase price amounted to $19 million.

NOTE 19 - Intangible Assets
The following is a summary of intangible assets as of December 31 which are included in other assets in the consolidated balance sheets.

(dollars in thousands)                         1994             1993
Intangibles from acquisitions:
  Excess of cost over fair value
    of assets acquired                      $52,090          $30,530
  Core deposit benefits                      68,401           20,850
  Other identified intangibles               45,266                -
Purchased mortgage servicing rights           6,904            8,451
Purchased credit card relationships              65               91
        Total intangible assets            $172,726          $59,922

NOTE 20 - Noninterest Income and Other Noninterest Expense
The following are included in other service charges and fees and all other income for the years ended December 31.

(dollars in thousands)                         1994        1993      1992
Credit card fees                            $12,475     $10,848   $10,092
Mortgage banking income                       4,301       6,587     5,994

The following are included in all other expense for the years ended December 31.

(dollars in thousands)                        1994        1993      1992
FDIC insurance                             $13,176     $13,987   $12,933
State taxes                                  9,682       9,052     8,676
Marketing                                    8,391       7,219     6,129

NOTE 21 - Fair Value of Financial Instruments
In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," which requires disclosure of fair value information about both on- and off-balance-sheet financial instruments for which it is practicable to estimate that value. For many of the Corporation's financial instruments, however, an available trading market does not exist; therefore, significant estimations and present value calculations were used to determine fair values as described below. Changes in estimates and assumptions could have a significant impact on these fair values.

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

LOANS
For variable rate loans which reprice frequently or are based on market changes, with no significant changes in credit risk, fair values are based on carrying values. Fair values for residential real estate loans are estimated based on quoted market prices for securities backed by similar loans. The fair values for other types of loans (including nonperforming loans) are estimated by discounting the future cash flows using current rates being offered for similar loans to borrowers of similar credit quality.

DEPOSIT LIABILITIES
The fair values of noninterest-bearing deposits, savings, NOW and money market deposit accounts are, by definition, equal to the amount payable on demand at the reporting date. The carrying values of variable rate, fixed-term time deposits and certificates of deposit approximate their fair values. For fixed-rate certificates of deposit, fair values are estimated using a discounted cash flow analysis based on rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS
The carrying amounts of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximate their fair values.

LONG-TERM DEBT
Fair values of the Corporation's long-term debt are estimated by using discounted cash flow analyses, based on current market rates for debt with similar terms and remaining maturities.


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


(dollars in thousands)                                         1994                         1993
                                                Carrying Amount       Fair Value   Carrying Amount       Fair Value
Financial assets:
  Cash and cash equivalents                        $   486,112        $   486,112    $   560,534        $   560,534
  Investment securities                              2,327,945          2,234,179      1,600,275          1,605,342
  Net loans                                          6,153,577          5,995,434      5,211,251          5,291,965
Financial liabilities:
  Deposits                                          (7,363,815)        (7,306,764)    (6,015,566)        (6,025,225)
  Short-term borrowings                             (1,034,700)        (1,034,668)      (816,706)          (816,706)
  Long-term debt                                      (166,466)          (135,948)       (51,700)           (57,195)
Off-balance-sheet instruments:(1)
  Commitments to extend credit                              (5)                (5)            (4)                (4)
  Standby letters of credit                               (627)              (627)          (434)              (434)
  Interest rate caps and floors/foreign currency             -               (131)             -                 27
Interest rate swap agreements:
        Loans                                             (823)           (48,228)         1,085             (1,759)
        Debt                                             2,384            (22,944)             -                  -
  Forward commitments                                        -                (18)             -                (21)

(1)The amounts shown under "Carrying Amount" represent accruals or unamortized fees remaining from those unrecognized financial instruments. Unamortized fee amounts related to commitments and standby letters of credit are included in other liabilities.
Interest rate swap accruals are presented net of amounts offset in accordance with FASB interpretation No. 39, "Offsetting of
Amounts Related to Certain Contracts," and included in other assets.

Due to the wide range of permitted valuation techniques and numerous estimates and assumptions which must be made for financial instruments which lack available secondary markets, management is concerned that reasonable comparability of estimated fair value disclosures between financial institutions may not be likely.

Note 22 - Parent Company Financial Information
Balance Sheets

As of December 31 (dollars in thousands)                    1994            1993
Assets:
Investment in subsidiaries:
  Banking subsidiaries                                  $654,404        $682,479
  Nonbank subsidiaries                                     6,139           5,347
        Total investment
          in subsidiaries                                660,543         687,826
Cash and cash equivalents                                 38,474           7,074
Other investments                                          1,899           1,220
Receivables from subsidiaries                             38,193          15,292
Premises and equipment                                     9,946          10,471
Other assets                                                 890             903
        Total assets                                    $749,945        $722,786
Liabilities and Shareholders' Equity:
Long-term debt                                          $ 18,250        $ 33,792
Other liabilities                                         13,477          13,195
Shareholders' equity                                     718,218         675,799
        Total liabilities and
         shareholders' equity                           $749,945        $722,786


Statements of Income

For the years ended December 31 (dollars in thousands)      1994            1993         1992
Revenue:
Dividends from subsidiaries:
  Banking subsidiaries                                  $146,174        $ 50,561      $43,588
Fees and assessments from subsidiaries                         -           1,388       43,376
Other income                                               3,104             231       (1,286)
        Total revenue                                    149,278          52,180       85,678
Expense:
Interest on short-term borrowings                              -             129          661
Interest on long-term debt                                 2,423           4,003        4,189
Salaries and benefits                                          -               -       28,560
Other operating expense                                    1,771           1,905       28,712
        Total expense                                      4,194           6,037       62,122
Income before income tax                                 145,084          46,143       23,556
Income tax expense/(benefit)                                 173          (1,496)      (6,696)
Equity in undistributed income of subsidiaries           (28,320)         52,634       45,867
        Net income                                      $116,591        $100,273      $76,119

The above statements of income reflect substantial decreases in fees and assessments from subsidiaries, salaries and benefits, and other operating expense in 1993. These decreases were the result of the parent company+s various operations and administration departments being transferred to the Corporation's lead subsidiary bank in 1993.


Statements of Cash Flows
For the years ended December 31 (dollars in thousands)           1994            1993          1992
Cash Flows from Operating Activities:
Net income                                                   $116,591        $100,273      $ 76,119
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Equity in undistributed income of subsidiaries             28,320         (52,634)      (45,867)
    Depreciation and amortization                                 387             313         1,972
    Net change in receivables from subsidiaries                (5,588)         (2,322)          540
    Net change in other assets                                    153           3,964           326
    Net change in other liabilities                            (1,187)         (3,515)          259
        Net cash provided by operating activities             138,676          46,079        33,349
Cash Flows from Investing Activities:
Capital contribution to Star Bank, N.A.                       (15,000)              -             -
Net change in advances to subsidiaries                        (17,178)          1,312         8,163
Purchase of premises and equipment                                  -            (218)       (2,353)
Other investing activity                                         (647)           (538)         (373)
        Net cash provided by (used in) investing activities   (32,825)            556         5,437
Cash Flows from Financing Activities:
Net change in short-term borrowings                                 -         (12,000)       (2,500)
Principal payments on long-term debt                          (15,542)         (4,827)       (5,657)
Dividends paid                                                (40,422)        (34,239)      (31,071)
Proceeds from issuance of common stock                          5,773           8,408         2,627
Purchase of treasury stock                                    (25,680)           (665)        (654)
Shares reserved to meet deferred compensation obligations       1,420             665          654
        Net cash provided by (used in) financing activities   (74,451)        (42,658)     (36,601)
Net change in cash and cash equivalents                        31,400           3,977        2,185
Cash and cash equivalents at beginning of year                  7,074           3,097          912
Cash and cash equivalents at end of year                     $ 38,474        $  7,074     $  3,097
Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)           1994            1993         1992
Cash Paid (Received) During the Year for:
Interest expense                                             $  3,143        $  3,938     $  5,067
Income taxes, net of tax payments received from subsidiaries   (2,220)         (1,790)      (6,353)

NOTE 23 - Summary of Quarterly Financial Information (unaudited)
The following is a summary of quarterly results of operations for 1994 and 1993.

(amounts in thousands, except per share data)                    Quarter Ended
1994                                                   Dec. 31   Sept. 30  June 30   Mar. 31

Net interest income                                    $92,599   $87,430   $85,227   $80,850
Provision for loan losses                                4,980     7,100     5,820     6,472
Net interest income after provision for loan losses     87,619    80,330    79,407    74,378
Noninterest income                                      30,850    28,609    28,626    28,930
Noninterest expense                                     71,997    63,324    64,671    60,319
Income taxes                                            16,064    15,808    14,835    15,140
Net income                                              30,408    29,807    28,527    27,849
Per share:
  Primary earnings                                     $  1.02   $  1.00   $   .95   $   .93
  Fully diluted earnings                                  1.01      0.99      0.94      0.91
  Cash dividends declared on common stock                 0.35      0.35      0.35      0.35
  Book value of common shares at quarter-end             24.02     23.50     23.01     22.86
  Market price-high                                      41.38     44.75     39.75     37.00
               low                                       33.50     37.75     36.25     33.75
Weighted average shares of common stock
  outstanding                                           29,894    29,831    29,975    29,801
Weighted average fully diluted common
  stock equivalents                                     30,032    30,032    30,318    30,555
Ratios:
  Return on average assets                                1.31%     1.44%     1.47%     1.46%
  Return on average equity                               16.68     16.80     16.44     16.44
  Net interest margin                                     4.38      4.60      4.74      4.55
  Noninterest expense as a percent of net revenue        57.97     54.21     56.41     54.57
  Noninterest income as a percent of net revenue         24.84     24.49     24.97     26.17

1993
Net interest income                                    $84,230   $80,705   $79,322   $79,219
Provision for loan losses                                7,224     9,039     8,291     8,454
Net interest income after provision for loan losses     77,006    71,666    71,031    70,765
Noninterest income                                      29,216    28,295    28,512    26,867
Noninterest expense                                     65,619    63,645    61,393    60,192
Income taxes                                            14,113    12,780    12,806    12,537
Net income                                              26,490    23,536    25,344    24,903
Per share:
  Primary earnings                                     $   .89   $   .78   $   .85   $   .84
  Fully diluted earnings                                   .87       .77       .84       .82
  Cash dividends declared on common stock                  .29       .29       .29       .29
  Market price-high                                      37.25     37.25     39.38     38.50
               low                                       33.00     34.00     34.75     34.50
Weighted average shares of common stock
  outstanding                                           29,710    29,626    29,457    29,397
Weighted average fully diluted common
  stock equivalents                                     30,510    30,435    30,298    30,239
Ratios:
  Return on average assets                                1.38%     1.23%     1.36%     1.35%
  Return on average equity                               15.73     14.36     16.11     16.48
  Net interest margin                                     4.79      4.60      4.64      4.63
  Noninterest expense as a percent of net revenue        57.46     57.96     56.49     56.27
  Noninterest income as a percent of net revenue         25.58     25.77     26.24     25.12


Executive Officers

Jerry A. Grundhofer     Chairman since 1994.                             50
                        President and Chief Executive Officer since 1993.
                        Director since 1993.

Jerry A. Grundhofer joined Star Banc Corporation in May 1993 as President and was named Chief Executive Officer in June 1993. He has served as Chairman of the Board since January 1, 1994. He has served as President and Chief Executive Officer of Star Bank, N.A. since January 1, 1995 and as Chairman of Star Bank, N.A. since June 1993. He has served on the Board of Directors of the Corporation and the Bank since June 1993. Prior to joining Star, he had served as Vice Chairman of the Board for BankAmerica Corporation since 1992. Prior to the merger between BankAmerica Corporation and Security Pacific Corporation, he had served as President and Chief Executive Officer of Security Pacific National Bank since 1990. He has been a Director of The Miami Valley Insurance Company since 1993.

Daniel B. Benhase        Member of the Managing Committee since 1994.      35
                         Executive Vice President since 1994.
Daniel B. Benhase has served as Executive Vice President and Head of Trust Financial Services Group and Private Banking since 1994.
Previously he had served as Senior Vice President since 1992 and Director of Corporate Trust and Employee Benefits since 1987.

Joseph A. Campanella     Member of the Managing Committee since 1991.      52
                         Executive Vice President since 1991.
Joseph A. Campanella served as President and Chief Executive
Officer of Star Bank, N.A., Cleveland from its founding in 1988 to June 1991, at which time he was elected Executive Vice
President of Star Banc Corporation. From 1983 to 1988, he had served as Director of Corporate Finance at The Koptis
Organization, a financial services firm.

Richard K. Davis          Member of the Managing Committee since 1993.     36
                          Executive Vice President since 1993.
Richard K. Davis joined Star Banc Corporation in November 1993 as
Executive Vice President. Prior to joining Star, he had served as Executive Vice President of BankAmerica Corporation since 1992.
Prior to the merger between BankAmerica Corporation and Security
Pacific Corporation, he had served as Executive Vice President at Security Pacific National Bank since 1990. He has been President and a Director of The Miami Valley Insurance Company since 1993.

Jerome C. Kohlhepp        Member of the Managing Committee since 1994.     49
                          Executive Vice President since 1994.
Jerome C. Kohlhepp has served as Executive Vice President and
Head of Specialized Lending since 1994. Previously he had served as Senior Vice President, Specialized Lending for the Corporation since 1992 and Head of Specialized Lending since 1990. He joined
Star Bank, N.A. in 1987 as Senior Vice President, Asset-Based
Lending. Prior to joining Star, he served as Vice President, Citicorp Industrial Credit since 1981.


Thomas J. Lakin           Member of the Managing Committee since 1993.     52
                          Executive Vice President since 1994.
                          General Counsel and Secretary since 1994.
Thomas J. Lakin has served as Executive Vice President, General
Counsel and Secretary since 1994. Previously he had served as Senior Vice President, Operations and Administration since 1992 and as Executive Vice President of the Bank since 1989 and as Senior Vice President and Head of Trust Financial Services since
1986. He joined Star Bank, N.A. in 1966.

David M. Moffett          Member of the Managing Committee since 1993.     42
                          Executive Vice President and Chief Financial
                          Officer since 1993.
David M. Moffett joined Star Banc Corporation in September 1993 as Executive Vice President and Chief Financial Officer. Prior to joining Star, he had served as Senior Vice President and Assistant Treasurer of BankAmerica Corporation since 1992. Prior to the merger between BankAmerica Corporation and Security
Pacific Corporation, he had served as Senior Vice President and Director of Corporate Treasury at Security Pacific Corporation since 1990. He has served as Treasurer and a Director of First
National Cincinnati Corporation and as Vice President, Treasurer and a Director of The Miami Valley Insurance Company since 1993.

Daniel R. Noe             Member of the Managing Committee since 1994.     44
                          Executive Vice President since 1994.
Daniel R. Noe has served as Executive Vice President and Head of
Credit Administration since 1994. Previously he had served as Senior Vice President, Credit Administration since 1990, as Vice
President, Loan Review since 1986 and Vice President, Commercial
Lending since 1983. He joined Star Bank, N.A. in 1970.

Wayne J. Shircliff       Member of the Managing Committee since 1994.      45
                         Executive Vice President since 1994.
Wayne J. Shircliff has served as Executive Vice President and
Head of Commercial Lending since 1994. Previously he had served as Senior Vice President, Commercial Lending for the Corporation and Executive Vice President, Commercial Lending for Star Bank,
N.A., since 1990 and as Senior Vice President, Commercial Lending
National/Regional Division since 1983.

Timothy J. Fogarty       Member of the Managing Committee since 1993.      37
                         Senior Vice President since 1987.
Timothy J. Fogarty has served as Senior Vice President,
Residential Mortgage Banking since 1993. Previously he had served as Senior Vice President, Operations since 1989. He joined Star
Banc Corporation in 1987 as Senior Vice President, Director of
Auditing.

Stephen E. Smith        Member of the Managing Committee since 1993.       47
                        Senior Vice President since 1993.
Stephen E. Smith has served as Senior Vice President, Corporate
Human Resources since 1993. He joined Star Banc Corporation in
1991. Previously he had served as Senior Vice President, Human
Resources at Ameritrust Company since 1986 and Vice President since 1978.

CORPORATE DIRECTORS

James R. Bridgeland, Jr., 1,5
Partner, Taft, Stettinius & Hollister

Laurance L. Browning, Jr., 2
Formerly Vice Chairman, Emerson Electric Co.

Victoria B. Buyniski, 5
President and Chief Executive Officer,
United Medical Resources, Inc.

Samuel M. Cassidy, 1
Formerly President and Chief Executive Officer, Star Bank, N.A.
and Executive Vice President, Star Banc Corporation

Raymond R. Clark, 3
President and Chief Executive Officer, Cincinnati Bell Telephone

V. Anderson Coombe, 3,5
Chairman, The Wm. Powell Co.

John C. Dannemiller, 3,4
Chairman and Chief Executive Officer, Bearings, Inc.

Jerry A. Grundhofer
Chairman, President and Chief Executive Officer, Star Banc
Corporation and Star Bank, N.A.

J.P. Hayden, Jr., 1,2,3
Chairman and Chief Executive Officer, The Midland Company

Roger L. Howe, 1,2
Chairman, U.S. Precision Lens, Inc.

Thomas J. Klinedinst, Jr., 5
President, Thos. E. Wood, Inc.

Charles S. Mechem, Jr.
 Commissioner, Ladies Professional Golf
 Association and Chairman, U.S. Shoe Corporation

Daniel J. Meyer, 2
Chairman and Chief Executive Officer, Cincinnati Milacron, Inc.

David B. O'Maley**
Chairman, President and Chief Executive Officer,
Ohio National Life Insurance Company

O'dell M. Owens, M.D., M.P.H., 4
Director of Reproductive -Endocrinology and Infertility, The Christ Hospital

Thomas E. Petry, 1,2
Chairman and Chief Executive Officer, Eagle-Picher Industries, Inc.

William C. Portman, 1,2,4
Chairman, Portman Equipment Company

Oliver W. Waddell
Formerly Chairman, Star Banc Corporation and Vice Chairman, Star Bank, N.A.

Bradley L. Warnemunde*
Formerly Chairman, President and Chief Executive Officer,
Ohio National Life Insurance Company

1=Executive Committee
2=Compensation Committee
3=Audit Committee
4=Community Outreach Committee
5=Pension Committee

**Resigned effective 1/10/95.
**Appointed 1/10/95 to fill vacancy created by the resignation of Mr. Warnemunde.

BANKING SUBSIDIARY DIRECTORS & REGIONAL ADVISORY BOARDS
BANKING SUBSIDIARY DIRECTORS      REGIONAL ADVISORY BOARDS    PREBLE COUNTY         Kentucky
STAR BANK, N.A.                   OHIO                        (EATON)               Carroll County
CINCINNATI, OHIO                  BUTLER COUNTY               Daniel M. Duke        Perry S. Dean
James R. Bridgeland, Jr.          (HAMILTON)                  Floyd C. Geeding      James Dorenbusch
Laurance L. Browning, Jr.         James M. Dixon              Frederick M. Haber    Robert C. Froman
Victoria B. Buyniski              Roger A. Hamilton           William W. Hiestand   H. C. Jasper
Samuel M. Cassidy                 Jacque R. Huber             Gene R. Lindley       John T. Newcomb
V. Anderson Coombe                James G. Robinson           Robert L. Miller      Layton L. Rouse
Jerry A. Grundhofer               Thomas G. Stretch           John A. Vosler, D.O.  H. Riddle Stout
Jean Patrice Harrington, S.C.                                 Dr. Mark W. Ulrich
J. P. Hayden, Jr.                 NORTHEAST OHIO(CLEVELAND,
Roger L. Howe                      AKRON, CANTON)                                   Marion County
                                  Margot James Copeland       SIDNEY                Donald Ball
Thomas J. Klinedinst, Jr.         Gregory W. Edwards          Timothy J. Geise      John Randall Donahue
David B. O'Maley**                John C. Dannemiller         Thomas B. Heringhaus  Kenneth A. George
O'dell M. Owens, M.D., M.P.H.     John V. McFadden            Roger L. Lentz        William J. Higdon
Thomas E. Petry                   Tony Philiou                Paul C. Perin         Linda M. Myers
William C. Portman                Melvin G. Pye, Jr.          Charles G. Rhyan      John S. Smith
Oliver W. Waddell                 Edwin Z. Singer             Thomas E. Shoemaker
Bradley L. Warnemunde*                                                              Pendleton County
                                  CENTRAL OHIO                TRI-STATE             Robert Bathalter
STAR BANK, N.A., KENTUCKY         (COLUMBUS)                  (GALLIPOLIS, IRONTON, Dixie Owen
COVINGTON                         Todd Barnum                 PORTSMOUTH)           David H. Pribble
Joseph A. Campanella              Frank S. Benson, III        Donald L. Crance      Jonathan Smith
Nicholas C. Ellison               Thomas R. Green             Robert L. Dalton
Kenneth F. Harper                 William H. Guy              Douglas R. Daniel     Indiana
Clarence J. Martin                Carl Horton                 Robert E. Dever       Southeastern Indiana
Edwin T. Robinson                 Robert W. McLaughlin        Bill W. Dingus        (Lawrenceburg)
Asa M. Rouse                                                  Bernard L. Edwards    William Barrott, III
James Simpson, Jr.                CIRCLEVILLE                 D. Dean Evans         John E. Borgman
John S. Smith                     Roger Bennington            James L. Heald        Douglas R. Denmure
Frank B. Sommerkamp, Jr.          Philip L. Evans             Charles C. Klein      Robert Hastings
William C. Vermillion             Donald W. Greenlee          Dean F. Massie, M.D.  Patricia Krider
Thomas O. Youtsey, Jr.            Robert M. Johnson           John V. Reinhardt     Donald Laker
                                  Rita J. Knece               James W. Staker       Mark J. Neff
STAR BANK, N.A., INDIANA          Gerald A. Leist             J. Craig Strafford,MD.Johnny Nugent
RICHMOND                          Richard M. Patrick          Wayne F. White        Sheldon A. Rox
Joseph A. Campanella                                                                A. W. Stryker
J. Richard Cox                    HILLSBORO                   TROY                  Walter C. Wilson
Robert Hastings                   Dan L. Combs                Rebekah Mohr Brown
Patricia Krider                   William L. Cornelius        Richard J. Fraas
William C. Merkin                 Jeffrey J. Duncan           Mark T. Hamler
Mark J. Neff                      William H. Siddons          Thomas B. Hamler
Ronald L. Oberle                  Ronald L. Swonger           Robert R. Koverman
William M. Quigg                  Steven W. Thompson          Stewart I. Lipp
David W. Stidham                  Dr. Ralph E. Williams       George N. Meeker
Richard J. Wood                                               Max A. Myers
                                                              Michael E. Pfeffenberger
                                                              Jerrold R. Stammen

**Resigned 1/10/95.
**Appointed 1/10/95 to fill vacancy created by the resignation of Mr. Warnemunde.

Corporate Information

ANNUAL MEETING
There is a new location for the Annual Meeting this year. The Annual Meeting of Shareholders of Star Banc Corporation will be held at 11:00 a.m. (EDT), Tuesday, April 11, 1995, in the Taft Room on the Third Floor at the Westin Hotel facing Fountain Square on Fifth Street in downtown Cincinnati, Ohio.

FINANCIAL INFORMATION
Additional financial or general information, including copies of this annual report, Form 10-K filed with the Securities and Exchange Commission, and interim reports published quarterly during the year may be obtained by contacting:

David M. Moffett, Executive Vice President and Chief Financial
Officer,at the executive office address listed below or by calling (513) 632-4008; or Jennifer J. Finger, Senior Vice President and Manager, Corporate Development (513) 632-4703

Media requests should be made to:
Steven W. Dale, Vice President and Director,
 Public Relations  (513) 632-4524

STOCK LISTING
Star Banc Corporation common stock is listed under the symbol
"STB" on the New York Stock Exchange.

TRANSFER AGENT
Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address and dividend payment should be sent to the transfer agent at the following address:

      Star Bank, N.A. Securities Transfer Department
      425 Walnut Street,Mail Location #5155
      Cincinnati, OH 45202

DIVIDEND REINVESTMENT
Star Banc Corporation offers its shareholders an automatic dividend reinvestment program. The program enables shareholders to reinvest their dividends in shares at the prevailing market price. For more information, write to Star Banc Corporation, Dividend Reinvestment Department, 425 Walnut Street, Mail Location #9140, Cincinnati, OH 45202 or call (513) 632-4610.

INDEPENDENT PUBLIC ACCOUNTANTS
The independent public accountants of Star Banc Corporation are Arthur Andersen LLP, Cincinnati, OH.

EXECUTIVE OFFICES
        Star Bank Center
        425 Walnut Street
        Cincinnati, OH 45202


Federated Securities Corp., Distributor of The Star Funds
Star Bank is Investment Adviser to The Star Funds.
Products and services available through Star's branch-based investment centers, including the Star Family of Mutual Funds, are not bank deposits and therefore are not obligations of or guaranteed by Star Bank, are not FDIC insured and involve investment risk, including the possible loss of principal. Star's investment centers offer a program of life insurance, annuities and securities products offered at Star Bank. Insurance and annuities are offered through Financial Horizons Distributors Agency of Ohio, Inc., an independent insurance agency. Securities products and services are offered through Financial Horizons Securities Corp., a registered broker dealer, member NASD. Star Bank is not a registered broker dealer; when making investment transactions through branch-based investment centers, you are dealing with representatives of Financial Horizons. None of the Financial Horizons companies is affiliated with Star Bank.

 The financial section of this annual report has been produced on recycled paper.