Form 10-K, Exhibit 13
period 1995-12-31
STAR BANC CORP /OH/
filed 1996-03-28
CIK 36678

FIVE YEAR LINE CHARTS OF NET INCOME, EPS, DIVIDENDS, AVERAGE
BALANCES AND VARIOUS RATIOS:

                                       1991     1992     1993     1994     1995

Net Income                            $65.8    $76.1   $100.3   $116.6   $136.6
(in millions of dollars)

Earnings Per Share Fully Diluted      $2.23    $2.53    $3.30    $3.86   $4.54
(in dollars)

Common Dividends Declared Per Share   $1.00    $1.04    $1.16    $1.40   $1.60
(in dollars)

Average Shareholders' Equity to
Average Total Assets                   8.35%    8.08%    8.50%    8.51%   8.24%
(in percents)

Return on Average Equity              12.44%   13.14%   15.65%   16.59%  17.57%
(in percents)

Return on Average Assets               1.04%    1.06%    1.33%    1.41%   1.45%
(in percents)

Net Interest Margin                    4.69%    4.70%    4.67%    4.55%   4.44%
(in percents)

Efficiency Ratio                      60.33%   61.34%   57.06%   55.84%  55.07%
(in percents)

Net Charge-Offs to Average Loans       0.79%    0.74%    0.56%    0.20%   0.21%
(in percents)

Average Shareholders' Equity         $529.3   $579.5   $640.9   $702.6  $777.7
(in millions of dollars)

Average Total Assets                  $6.34    $7.17    $7.54    $8.25   $9.44
(in billions of dollars)

Dividend Payout Ratio                 44.33%   40.35%   34.41%   35.89%  35.00%
(in percents)

FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share data)
                                        1995   % Change       1994   % Change      1993
For The Year:
  Net income                       $   136,603   17.2%   $   116,591   16.3%   $   100,273
Per Share:
  Primary earnings                 $      4.55   17.0%   $      3.89   15.8%   $      3.36
  Fully diluted earnings                  4.54   17.6           3.86   17.0           3.30
  Common dividends declared               1.60   14.3           1.40   20.7           1.16
  Preferred dividends declared            6.00    ---           6.00    ---           6.00
  Year-end book value per common
    share outstanding                    27.48   14.4          24.02    7.6          22.33
  Year-end market value per
    common share                         59.50   63.6          36.38    3.9          35.00
Average Balances:
  Total assets                     $ 9,439,626   14.4%   $ 8,252,244    9.4%   $ 7,542,798
  Earning assets                     8,588,587   12.0      7,665,037    9.5      7,003,053
  Loans, net of unearned interest    6,669,806   16.6      5,721,667   11.2      5,146,341
  Deposits                           7,343,698   17.0      6,278,879    2.6      6,121,859
  Shareholders' equity                 777,674   10.7        702,605    9.6        640,868
At Year-End:
  Common shares issued and
    outstanding                     29,833,588            29,802,796            29,606,665
  Number of common shareholders          7,955                 7,858                 7,901
  Number of employees                    3,850                 3,707                 3,540
Ratios:
  Return on average assets                1.45%                 1.41%                 1.33%
  Return on average equity               17.57                 16.59                 15.65
  Average shareholders' equity
    to average total assets               8.24                  8.51                  8.50
  Risk-based capital ratios:
    Tier 1                                7.97                  8.66                 11.10
    Total                                11.23                 12.16                 12.41
  Leverage ratio                          6.23                  6.27                  8.24
  Net interest margin                     4.44                  4.55                  4.67
  Noninterest expense to net revenue     55.07                 55.84                 57.06
  Noninterest income as a percent
    of net revenue                       26.58                 25.10                 25.68
  Noninterest expense to total
    average assets                        3.03                  3.15                  3.33

Consolidated Six Year Selected Financial Data
                                                                                                                    5 year
                                                                                                                  Compound
(dollars in thousands except per share data)     1995       1994       1993       1992       1991       1990   Growth Rate

Results of Operations
Interest income                              $710,404   $569,724   $518,167   $541,421   $576,753   $586,829           3.9%
Interest expense                              332,196    223,618    194,691    233,038    307,333    340,205          (0.5)
Net interest income                           378,208    346,106    323,476    308,383    269,420    246,624           8.9
Taxable equivalent adjustment(a)                3,356      3,069      3,283      4,479      5,864      7,305         (14.4)
Taxable equivalent net interest income        381,564    349,175    326,759    312,862    275,284    253,929           8.5
Noninterest income                            138,124    117,015    112,890     99,644     81,981     76,347          12.6
Net revenue                                   519,688    466,190    439,649    412,506    357,265    330,276           9.5
Noninterest expense                           286,214    260,311    250,849    253,011    215,528    189,880           8.6
Provision for loan losses                      25,101     24,372     33,008     40,898     39,913     40,417          (9.1)
Net income                                    136,603    116,591    100,273     76,119     65,832     64,889          16.1

Per Share
Primary earnings                                $4.55      $3.89      $3.36      $2.57      $2.24      $2.23          15.3%
Fully diluted earnings                           4.54       3.86       3.30       2.53       2.23       2.23          15.3
Common stock cash dividends declared             1.60       1.40       1.16       1.04       1.00       0.96          10.8
Year-end book value                             27.48      24.02      22.33      20.09      18.58      17.31           9.7
Year-end market value                           59.50      36.38      35.00      36.00      25.00      16.75          28.9

Average Balances
Loans, net of unearned interest            $6,669,806 $5,721,667 $5,146,341 $4,926,900 $4,718,795 $4,452,993           8.4%
Investment securities                       1,901,722  1,900,290  1,592,210  1,341,917    883,411    826,943          18.1
Money market instruments                       17,059     43,080    264,502    383,255    262,947    269,047         (42.4)
Total interest-earning assets               8,588,587  7,665,037  7,003,053  6,652,072  5,865,153  5,548,983           9.1
Total assets                                9,439,626  8,252,244  7,542,798  7,171,898  6,336,096  6,024,108           9.4
Noninterest-bearing deposits                1,188,364  1,065,933  1,036,141    925,338    765,952    742,189           9.9
Interest-bearing deposits                   6,155,334  5,212,946  5,085,718  4,955,133  4,426,203  4,219,659           7.8
Total deposits                              7,343,698  6,278,879  6,121,859  5,880,471  5,192,155  4,961,848           8.2
Short-term borrowings                       1,014,552    995,901    621,482    498,014    463,024    416,690          19.5
Long-term debt                                163,788    155,172     54,308     59,906     45,937     35,476          35.8
Shareholders' equity                          777,674    702,605    640,868    579,486    529,312    484,504           9.9

Ratios
Return on average assets                         1.45%      1.41%      1.33%      1.06%      1.04%      1.08%
Return on average equity                        17.57      16.59      15.65      13.14      12.44      13.39
Net interest margin                              4.44       4.55       4.67       4.70       4.69       4.58
Noninterest expense to net revenue              55.07      55.84      57.06      61.34      60.33      57.49
Dividend payout ratio                           35.00      35.89      34.41      40.35      44.33      42.67
Tier 1 risk-based capital                        7.97       8.66      11.10      10.64      10.70      10.17
Total risk-based capital                        11.23      12.16      12.41      11.99      12.10      11.63
Leverage(b)                                      6.23       6.27       8.24       7.51       7.96       7.75
Average shareholders' equity
   to average total assets                       8.24       8.51       8.50       8.08       8.35       8.04

(a) Taxable equivalent adjustment was calculated utilizing a marginal federal income tax rate of 35 percent for 1993, 1994 and 1995 and 34 percent for the years 1990-1992.
(b) Defined as tier 1 equity as a percent of average fourth quarter assets.

Management's Discussion and Analysis
Overview
   Star Banc Corporation ("the Corporation") reported record earnings for 1995 with an increase of 17.2 percent to $136,603,000, compared to $116,591,000 in 1994 and $100,273,000 in 1993. Primary and fully diluted earnings per share for 1995 were $4.55 and $4.54, respectively. This compares to primary earnings per share of $3.89 in 1994 and $3.36 in 1993 and fully diluted earnings per share of $3.86 in 1994 and $3.30 in 1993. Table 1 provides a summary of significant items affecting the change in primary earnings per share for 1993 through 1995.

FIVE YEAR LINE CHART OF FULLY DILUTED EARNINGS PER SHARE
(In Dollars)
          1991          1992          1993          1994          1995
         $2.23         $2.53         $3.30         $3.86         $4.54

   Earnings results for 1995 reflected increases in net interest income and noninterest income, in addition to continued reduction in the Corporation's noninterest expense ratio. The Corporation's return on average assets and return on average equity increased to 1.45 percent and 17.57 percent, respectively, in 1995. This compares to a return on average assets of 1.41 percent in 1994 and 1.33 percent in 1993 and a return on average shareholders' equity of 16.59 percent in 1994 and 15.65 percent in 1993.
   Tax equivalized net interest income increased $32.4 million or 9.3 percent in 1995. This increase was the result of a $924 million increase in average interest-earning assets and an improved mix of earning assets from securities into higher yielding loans as was noted by a 16.6 percent increase in average loans. This increase was somewhat offset by an 11 basis point decline in net interest margin in 1995.
   Noninterest income increased $21.1 million or 18.0 percent in 1995, while noninterest expenses were up $25.9 million or 10.0 percent over 1994. Noninterest expenses were up primarily as a result of branch acquisitions at the end of 1994 and in 1995. The provision for loan losses increased 3.0 percent in 1995 primarily as a result of loan growth, as net charge-offs and nonperforming loans remained at historically low levels.
   Total assets at December 31, 1995 were $9.57 billion, up slightly from $9.39 billion a year earlier. Total loans, net of unearned interest, amounted to $6.93 billion at the end of 1995, compared to $6.25 billion at the end of 1994. Loan growth was led by an 18.1 percent increase in retail loans in 1995. Deposits totaled $7.69 billion and $7.36 billion at December 31, 1995 and 1994, respectively. The increase in deposits was due primarily to the acquisition of 24 branch offices of Household Bank, Federal Savings Bank discussed below.
   On March 1, 1995, the Corporation established Star Banc Finance, Inc., a new consumer finance subsidiary. Star Banc Finance provides nontraditional consumer credit products to a wider sphere of customers within our current markets and will allow the Corporation to compete more effectively with other non-bank credit providers.

Mergers and Acquisitions
   On July 15, 1995, the Corporation's largest subsidiary, Star Bank, N.A. ("the Bank"), acquired 24 Columbus, Ohio area branch offices from Household Bank, Federal Savings Bank. This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In purchasing these branches, the Bank received $564 million in cash and $645 million in deposits for a premium of $64 million. A portion of the cash received was invested in U.S. Government Agency backed or Agency issued mortgage-backed securities, with the remainder being used to reduce short-term borrowings of the Bank.
   This acquisition greatly enhanced the Corporation's Central Ohio operations and made Star Bank one of the top five financial institutions in the Columbus market. This acquisition had a positive impact on net income and earnings per share in 1995. However, for the near term, the Corporation's noninterest expense ratio has increased as a result of this acquisition.
   On September 17, 1994, the Bank acquired certain assets and liabilities of 47 former TransOhio Federal Savings Bank branch offices located in the Cleveland and Akron, Ohio areas from the Resolution Trust Corporation ("RTC"). This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In purchasing these branches, the Bank received $973 million in cash and due from bank balances and $1.1 billion in deposits for a premium of $122 million. The cash received was invested in U.S. Government Agency backed or Agency issued mortgage-backed securities.
   This significant acquisition doubled the size of the Bank's presence in Northeast Ohio, making Star the third largest bank in the Cleveland, Ohio market. The acquisition had a positive effect on net income and earnings per share in 1994. However, for the near term, this acquisition reduced return on average assets and net interest margin, as well as increased the Corporation's noninterest expense ratio.
   For 1996, the Corporation has received regulatory approval and plans to merge its Kentucky and Indiana banks into Star Bank, N.A. This will allow customers to make deposits and complete transactions at over 250 branch offices in Ohio, Kentucky and Indiana.

Table 1 - Analysis of Primary Earnings Per Share -
                                                                 Dollar Change B/(W)
                                                                 1995 vs.  1994 vs.
                                   1995      1994      1993         1994      1993
Interest income                  $23.66    $19.07    $17.54        $4.59     $1.53
Interest expense                 (11.06)    (7.49)    (6.59)       (3.57)    (0.90)
Net interest income               12.60     11.58     10.95         1.02      0.63
Provision for loan losses         (0.84)    (0.82)    (1.12)       (0.02)     0.30
Net interest income after
  provision for loan losses       11.76     10.76      9.83         1.00      0.93
Noninterest income                 4.60      3.92      3.82         0.68      0.10
Other noninterest expense         (9.53)    (8.71)    (8.49)       (0.82)    (0.22)
Income taxes                      (2.28)    (2.07)    (1.77)       (0.21)    (0.30)
Preferred dividends                         (0.01)    (0.03)        0.01      0.02
Primary earnings per share       $ 4.55    $ 3.89    $ 3.36        $0.66     $0.53

Results of Operations
Net Interest Income
   Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those interest-earning assets, and the cost of supporting funds. The difference between rates earned on interest-earning assets (with an adjustment made to tax-exempt income to provide comparability with taxable income) and the cost of supporting funds is measured by the net interest margin.
   Net interest income increased 9.3 percent in 1995, following a 7.0 percent increase in 1994. The increase in 1995 was due to an increase in the level of interest-earning assets, as the Corporation experienced substantial loan growth in 1995. Average earning assets were up 12.0 percent in 1995 led by a 16.6 percent increase in average loans. The increase in 1994 was also due to an increase in the level of interest-earning assets, primarily loans, as well as an increase in the level of investment securities related to the TransOhio branch acquisition. These increases were somewhat offset by declines in net interest margins and interest rate spreads in both 1994 and 1995.
   Net interest margin was 4.44 percent in 1995, 4.55 percent in 1994 and 4.67 percent in 1993. The decrease in net interest margin in 1995 was primarily a result of the TransOhio branch acquisition, which reduced margin due to the proceeds from the deposits acquired being invested in investment securities which have lower yields than the average yields of the Corporation's interest-earning assets. The Corporation began to reverse this trend in 1995 with continued improvement in the mix of earning assets as loan growth was funded by sales and maturities of lower yielding investment securities. The decrease in net interest margin in 1994 was also related to the TransOhio branch acquisition, as previously discussed. In addition, the increases in short-term market rates in 1994 and the first part of 1995 reduced interest rate spreads and net interest margin. As market rates increased during this period, rates on supporting funds increased faster than rates on the Corporation's earning assets. The Corporation's margin is expected to improve in 1996 as loan growth continues to be funded by maturities and sales of securities. In addition, the Household acquisition helped improve the Corporation's funding mix by lowering short-term borrowings and increasing core deposits.

FIVE YEAR LINE CHART OF NET INTEREST INCOME
(In Millions of Dollars)
          1991          1992          1993          1994          1995
          $275          $313          $327          $349          $382

   In order to reduce the Corporation's exposure to adverse changes in interest rates, the Corporation began to enter into interest rate swap agreements in the fourth quarter of 1993. The notional amount of such swaps was $471 million at December 31, 1995, down from $640 million at December 31, 1994. Interest rate swaps reduced net interest income $5.9 million and net interest margin seven basis points in 1995. The effect of the interest rate swaps offset increases in yields on loans that are indexed to the prime rate and one year U.S. Treasury bills, thus stabilizing changes in net interest margin. In 1994, swaps contributed $3.8 million to net interest income and added five basis points to net interest margin.
   Table 2 provides detailed information as to average balances, interest income and expense, and rates earned or paid by major balance sheet category for the years 1993 through 1995. Table 3 provides an analysis of the changes in net interest income attributable to changes in volume of interest-earning assets or interest-bearing liabilities and to changes in rates earned or paid.

Table 2 - Average Balance Sheets and Average Rates - For the years ended December 31 (dollars in thousands)
                                     1995                                1994                                1993
                          Daily             Average           Daily             Average           Daily              Average
                        Average   Interest     Rate         Average   Interest     Rate         Average   Interest      Rate
Assets:
Commercial loans     $2,156,869   $198,087     9.18%     $1,885,126   $156,373     8.30%     $1,740,501   $130,477      7.50%
Real estate loans     2,540,854    213,014     8.38       2,199,485    172,817     7.86       2,045,011    166,225      8.13
Retail loans          1,972,083    178,047     9.03       1,637,056    138,471     8.46       1,360,829    127,392      9.36
    Total loans       6,669,806    589,148     8.83       5,721,667    467,661     8.17       5,146,341    424,094      8.24
Federal funds sold
 and securities
 purchased under
 agreements to resell    16,959      1,044     6.16          32,513      1,429     4.39         258,416      8,094      3.13
Taxable investment
 securities           1,879,480    121,724     6.48       1,871,693    100,986     5.40       1,554,028     85,996      5.53
Non-taxable invest-
 ment securities         22,242      1,839     8.27          28,597      2,260     7.90          38,182      3,029      7.93
Interest-bearing
 deposits in banks          100          5     4.79          10,567        457     4.33           6,086        237      3.90
    Total interest-
     earning assets   8,588,587    713,760     8.31       7,665,037    572,793     7.47       7,003,053    521,450      7.45
Cash and due
 from banks             425,201                             370,357                             349,096
Allowance for
 loan losses           (103,970)                            (90,426)                            (84,754)
Other assets            529,808                             307,276                             275,403
    Total assets     $9,439,626                          $8,252,244                          $7,542,798

Liabilities and Shareholders' Equity:
Savings and
 NOW deposits        $1,969,280    $44,055     2.24%     $1,878,803    $40,124     2.14%     $1,773,360    $45,673      2.58%
Money market
 deposit accounts       772,020     28,577     3.70         718,692     18,745     2.61         958,987     24,992      2.61
Time deposits
 $100,000 and over      480,055     28,097     5.85         389,456     17,390     4.47         433,412     16,540      3.82
Time deposits under
 $100,000             2,933,979    165,243     5.63       2,225,995     98,961     4.45       1,919,959     83,717      4.36
Short-term borrowings 1,014,552     55,227     5.44         995,901     39,081     3.92         621,482     17,752      2.86
Long-term debt          163,788     10,997     6.71         155,172      9,317     6.00          54,308      6,017     11.08
  Total interest-
  bearing liabilities 7,333,674    332,196     4.53       6,364,019    223,618     3.51       5,761,508    194,691      3.38
Noninterest-bearing
  deposits            1,188,364                           1,065,933                           1,036,141
Other liabilities       139,914                             119,687                             104,281
Shareholders' equity    777,674                             702,605                             640,868
    Total liabilities
    and shareholders'
    equity           $9,439,626                          $8,252,244                          $7,542,798
Net interest margin                            4.44%                               4.55%                                4.67%
Interest rate spread                           3.78                                3.96                                 4.07

Note: Interest and average rate are presented on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent for 1993, 1994 and 1995. The yield on available-for-sale securities is computed based on historical cost balances. The total of nonaccrual loans is included in the daily average balance.

Table 3 - Volume/Rate Variance Analysis -
(dollars in thousands)                   Change from 1994 to 1995          Change from 1993 to 1994
Increase (decrease) in:               Volume         Rate      Total    Volume         Rate      Total
Interest income:
  Commercial loans                   $21,871      $19,843    $41,714   $11,592      $14,304    $25,896
  Real estate loans                   26,539       13,658     40,197    12,654       (6,062)     6,592
  Retail loans                        29,476       10,100     39,576    25,283      (14,204)    11,079
        Total loans                   77,886       43,601    121,487    49,529       (5,962)    43,567
  Federal funds sold and securities
    purchased under agreements
    to resell                           (683)         298       (385)   (7,076)         411     (6,665)
  Taxable investment securities          426       20,312     20,738    20,832       (5,842)    14,990
  Non-taxable investment securities     (503)          82       (421)     (761)          (8)      (769)
   Interest-bearing deposits in banks   (453)           1       (452)      174           46        220
        Total                         76,673       64,294    140,967    62,698      (11,355)    51,343
Interest expense:
  Savings and NOW deposits             1,932        1,999      3,931     2,715       (8,264)    (5,549)
  Money market deposit accounts        1,391        8,441      9,832    (6,263)          16     (6,247)
  Time deposits $100,000 and over      4,396        6,311     10,707    (1,678)       2,528        850
  Time deposits under $100,000        31,475       34,807     66,282    13,346        1,898     15,244
  Short-term borrowings                  526       15,620     16,146    10,556       10,773     21,329
  Long-term debt                         478        1,202      1,680    (2,437)       5,737      3,300
        Total                         40,198       68,380    108,578    16,239       12,688     28,927
Net variance                         $36,475      $(4,086)   $32,389   $46,459     $(24,043)   $22,416

Note: Interest on non-taxable loans and securities is computed on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent for 1993, 1994 and 1995. The change in interest due to both volume and rate has been allocated completely to changes in rate.

Interest Rate Sensitivity
   To minimize the volatility of net interest income and exposure to economic loss that may result from fluctuating interest rates, the Corporation controls its exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by its Asset/Liability Policy Committee ("ALPC"). The ALPC has the responsibility for approving and ensuring compliance with asset/liability management policies of the Corporation, which encompass interest rate risk exposure, off-balance-sheet activity, liquidity, capital adequacy and the investment portfolio position.
   One of the primary tools of management to measure interest rate risk and the effect of interest rate changes on net interest income and net interest margin is simulation analysis. Through these simulations, management estimates the impact on net interest income of a 300 basis point upward or downward gradual change of market interest rates over a one year time period. Asset/liability policy guidelines indicate that a 300 basis point up or down change in interest rates cannot result in more than a 7.5 percent change in net interest income, as compared to a base case, without Board approval and a strategy in place to reduce interest rate risk below the maximum level. In simulations as of December 31, 1995, the 300 basis point upward change resulted in an increase in net interest income compared to the base case, while the 300 basis point downward change reduced net interest income. These results were significantly impacted by assumptions utilized for managed rate deposits. These changes were well within policy guidelines.
   The Corporation also manages its interest rate sensitivity position in order to maintain a balance between the amounts of interest-earning assets and interest-bearing liabilities which are expected to mature or reprice at any point in time. The interest rate sensitivity ("Gap"), Table 4, demonstrates the repricing characteristics of the Corporation's interest-earning assets, liabilities and interest rate swap positions as of December 31, 1995. Table 4 shows the Corporation in a slightly liability sensitive position through the one year repricing period in the amount of $95 million or 1.0 percent of total assets. Generally, a liability sensitive position indicates that rising interest rates would negatively impact net interest margin, while falling interest rates would positively affect net interest margin. The Corporation calculates a one-year risk equivalent position which translates the earnings risk for all periodic gap mismatches into an equivalent one-year risk adjusted mismatched gap position. Asset/liability policy limits the one year risk equivalent position to a maximum of +/- 15 percent of total assets.

   Although the periodic Gap analysis provides management with a method of measuring current interest rate risk, it only measures rate sensitivity at a specific point in time. Gap analysis does not take into consideration that assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree and, therefore, does not necessarily predict the impact of changes in general levels of interest rates on net interest income.
   The Corporation also utilizes market value of equity as a measurement tool in managing interest rate sensitivity. The market value of equity measures the degree at which the market values of the Corporation's assets and liabilities will change given a change in interest rates. Asset/liability policy guidelines indicate that a 200 basis point upward or downward change in interest rates cannot result in more than a 20 percent change in portfolio equity as compared to the base case. As of December 31, 1995, the Corporation was well within this guideline.
   In order to manage interest rate risk, the Corporation began to utilize interest rate swaps in 1993. These swaps are treated as hedges, and accordingly, the income and expense related to these transactions is recognized on the hedged instrument as an adjustment to interest income or expense. In 1995, the Corporation terminated one of its interest rate swap contracts in order to reduce its liability rate sensitive position.
   Disclosures of the Corporation's interest rate swap contracts as required by Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are shown in Note 15 in the Notes to Consolidated Financial Statements.

Table 4 - Interest Rate Sensitivity (Gap Analysis)-

As of December 31, 1995                       0-30    31-90    91-180  181-365      1-5    Over 5
(dollars in millions)               Total     Days     Days     Days     Days     Years     Years
Interest-Earning Assets:
Loans                              $6,926   $2,579    $ 433     $ 477   $  779   $2,172    $  486
Investment securities               1,703      106       70       237      330      798       162
Money market instruments               22       22        -         -        -        -         -
        Total                       8,651    2,707      503       714    1,109    2,970       648
Interest-Bearing Liabilities:
Deposits:
  Savings and NOW                   2,014      137      273        96      191    1,317         -
  Other interest-bearing deposits   4,308    1,092      676       824      803      866        47
Short-term borrowings                 735      725        3         6        -        1         -
Long-term debt                        161        -        -         -        -        -       161
        Total                       7,218    1,954      952       926      994    2,184       208
Interest rate swap positions                  (145)    (131)     (195)     169      302         -
Total gap                           1,433      608     (580)     (407)     284    1,088       440
Cumulative gap                     $    -   $  608    $  28     $(379)  $  (95)  $  993    $1,433

Note: Savings and NOW accounts are subject to immediate withdrawal. However, for the purpose of the above analysis these accounts are reported based on a historical analysis of Star Bank accounts.

Noninterest Income
   Noninterest income is a growing source of revenue, representing 26.6 percent of the Corporation's tax equivalized net revenue in 1995, up from 25.1 percent in 1994. Noninterest income increased 18.0 percent to $138.1 million in 1995, compared to $117.0 million in 1994 and $112.9 million in 1993. Growth occurred in several areas, led by service charges on deposits, credit card fees, ATM fees, international and trust income. In addition, 1995 included a $1.2 million loss on $119 million in residential real estate loans which were transferred from the portfolio and sold on the secondary market. This transaction reflects the Corporation's strategy to reduce its residential mortgage holdings and adverse prepayment risk, with funds being used to fund higher yielding retail and commercial loans.

   Trust income increased 13.6 percent to $41.5 million in 1995, following a
2.2 percent increase in 1994. In 1995, the Corporation realized continued expansion of the Star Funds proprietary mutual funds, an increase in custodial assets and a higher level of market value based fees. The 1994 increase was a result of expansion of the Star Funds proprietary mutual funds and its customer base. These increases were partially offset by a reduction in market value
based fees, as both the stock and bond markets suffered down years.   At
year-end 1995, total trust assets (both discretionary and non-discretionary) amounted to $21.6 billion, compared to $13.4 billion at the end of 1994 and $13.0 billion at the end of 1993. The increase in trust assets for 1995 was due to the addition of the Lindner Funds to Star Bank, N.A.'s mutual fund custody business, along with increases for new business and higher market values.
   Service charges on deposits increased $8.3 million or 23.4 percent in 1995, following a slight increase in 1994. The strong growth in 1995 was primarily a result of the TransOhio and Household acquisitions. For 1994, excluding the estimated effect of the acquisition of the TransOhio offices, service charges on deposits declined approximately 2.0 percent. This decline was due primarily to customers shifting to lower fee products or maintaining compensating balances.
   Credit card fees continued to show strong growth in 1995, increasing $2.6 million or 21.2 percent, following a 15.0 percent increase in 1994. This increase was attributable in part to a 16.2 percent increase in the credit card customer account base in 1995, in addition to increases in levels of interchange income, merchant activity and agent bank processing.
   ATM fees had substantial growth in 1995 increasing $2.5 million or 49.9 percent. The Corporation has added 103 automated teller machines since the fourth quarter of 1994, as a result of acquisitions and new installations.
   Mortgage banking income decreased $1.9 million or 45.1 percent to $2.4 million in 1995, following a 34.7 percent decline in 1994. The decline in 1995 was due to a $2.1 million decrease in gains on sales of residential mortgage loans on the secondary market, $1.2 million of which was due to the sale of $119 million portfolio loans previously discussed. In 1994, gains on sales of residential mortgage loans decreased $3.0 million as refinancing activity declined compared to the unprecedented level experienced in 1993. As a result of the increased activity, the Corporation sold $618 million of residential mortgage loans into the secondary market in 1993, compared to $134 million in 1994 and $192 million in 1995 (excluding the $119 million).
   In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122 (SFAS No. 122), "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65." SFAS No. 122 requires a mortgage banking enterprise to capitalize mortgage servicing rights on originated mortgage loans, when the underlying loans are sold or securitized and the servicing is retained. Although the adoption of SFAS No. 122 in 1996 is not expected to have a material impact on the Corporation's financial condition or results of operations, it will result in an increase in the amount of gains on sales of mortgage loans as compared to the same level of loan sales from prior years.
   All other service charges and fees from other banking services increased 9.7 percent to $13.5 million in 1995, following a slight decline in 1994. The increase in 1995 was led by a 45.7 percent increase in international fees. All other noninterest income increased $1.5 million in 1995, due primarily to income from corporate owned life insurance programs, while 1994 included a $1.6 million nonrecurring recovery of legal expenses incurred in prior years and higher levels of gains on disposition of leases.
   Table 5 provides a summary of changes in noninterest income for the last three years.

Table 5 - Noninterest Income -
                                                                               % Increase/     % Increase/
For the years ended December 31 (dollars in thousands)                          (decrease)      (decrease)
                                                1995       1994       1993       1995/1994       1994/1993
Trust                                       $ 41,512   $ 36,539   $ 35,768            13.6%            2.2%
Service charges on deposits                   43,870     35,543     35,460            23.4             0.2
Credit card fees                              15,118     12,475     10,848            21.2            15.0
ATM fees                                       7,652      5,104      4,958            49.9             2.9
International fees                             4,935      3,388      3,108            45.7             9.0
Mortgage banking(a)                            2,362      4,301      6,587           (45.1)          (34.7)
Other service charges and fees                 8,598      8,952      9,746            (4.0)           (8.1)
Investment securities gains/(losses) - net     1,910         10        157               -           (93.6)
All other noninterest income                  12,167     10,703      6,258            13.7            71.0
        Total noninterest income            $138,124   $117,015   $112,890            18.0%            3.7%

(a) Mortgage banking income consists of mortgage loan servicing fees and gains on sales of residential real estate loans.

Noninterest Expense
   Total noninterest expense increased 10.0 percent to $286.2 million in 1995, compared to $260.3 million in 1994 and $250.8 million in 1993. The Corporation's noninterest expense ratio continued to improve, decreasing to
55.1 percent in 1995, compared to 55.8 percent in 1994 and 57.1 percent in 1993. The increase in noninterest expense in 1995 was a result of a full year's effect of the TransOhio acquisition in addition to the acquisition of 24 branch offices of Household Bank in July of 1995. The continued improvement in the efficiency ratio in 1995 and 1994 reflects management's continued commitment to reducing operating costs of the Corporation.
   Salary expense increased 7.3 percent in 1995, following an 8.1 percent increase in 1994. Pension and other employee benefits increased 3.0 percent in 1995 and 2.4 percent in 1994. The increase in 1995 was due to a full year's effect of the TransOhio acquisition, in addition to the increase in staff levels in the second half of 1995 with the Household acquisition. Full-time equivalent staff increased from 3,707 at December 31, 1994 to 3,850 at December 31, 1995. The increase in salary expense in 1994 was due to increased staff levels related to the TransOhio acquisition, in addition to an increase in employee awards and incentives based on management's "pay for performance" philosophy, which rewards employees for achieving sales and product goals and objectives.
   In 1994, the Corporation adopted Statement of Financial Accounting Standards No. 112 (SFAS No. 112) related to employers' accounting for postemployment benefits. SFAS No. 112 requires companies to accrue, during the period that an employee renders service to the company, the expense of providing such benefits. Types of benefits include, but are not limited to, salary continuation, severance benefits, job training and counseling and continuation of health care, disability and life insurance coverage. Currently, the Corporation provides only workers' compensation as a postemployment benefit. The adoption of SFAS No. 112 did not have a material effect on the Corporation's financial condition or results of operations.
   Equipment expense increased 8.4 percent in 1995, following a 9.6 percent decline in 1994. Equipment expense was up in 1995 as a result of the recent branch purchases in addition to equipment purchases related to a new branch automation system. The decline in expense in 1994 was primarily a result of a reduction in equipment lease expense, offset by a slight increase in depreciation, as the Corporation purchased various types of equipment which had been leased previously.
   Occupancy expense increased 17.0 percent in 1995, following a 6.4 percent increase in 1994. The increases in both 1995 and 1994 were due to branch acquisitions, in addition to market value write-downs on several lease obligations on unoccupied space.
   Intangible amortization, outside processing and all other operating expenses were all up in 1995 related primarily to TransOhio and Household. Outside processing services were also up due to increases in credit card processing volumes, while marketing expense increased in 1995 with the introduction of the Corporation's new 24 hour remote banking retail delivery system. These increases were partially offset by a $3.4 million or 25.8 percent decline in FDIC insurance. Effective June 1, 1995, the FDIC deposit insurance rates declined from 23 basis points on every $100 in deposits to four basis points. For 1996, deposits insured by the bank insurance fund ("BIF") will not have an assessment for the best capitalized banks, while deposits insured by the savings association insurance fund ("SAIF") will continue to be assessed at the current rate of 23 basis points. Currently, the Corporation has $1.3 billion in deposits insured under the SAIF fund. In addition, legislation is pending that would assess banks and savings and loans a one-time insurance premium for deposits insured by SAIF. If this legislation passes, the Corporation's assessment could range from $6 to $11 million based on the final assessment rate.
   The 1994 increase in all other expenses was due to the effect of the TransOhio branch acquisition, which added approximately $2.8 million in other operating expenses. Table 6 provides a summary of changes in noninterest expense for the last three years.
   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which establishes a "fair value" based method of accounting for stock-based compensation plans. For 1996, the Corporation will elect to continue to follow the principles of APB Opinion No. 25 for expense recognition purposes and provide the required disclosures of SFAS No. 123 in the annual Notes to Consolidated Financial Statements.

FIVE YEAR LINE CHART OF THE EFFICIENCY RATIO
(In Percents)
          1991          1992          1993          1994          1995
         60.33%        61.34%        57.06%        55.84%        55.07%

Table 6 - Noninterest Expense -
                                                                       % Increase/  % Increase/
For the years ended December 31                                         (decrease)   (decrease)
(dollars in thousands)                      1995       1994       1993   1995/1994    1994/1993
Salaries                                $112,923   $105,279   $ 97,347         7.3%         8.1%
Pension and other employee benefits       20,273     19,692     19,237         3.0          2.4
Equipment expense                         16,284     15,028     16,629         8.4         (9.6)
Occupancy expense-net                     22,059     18,852     17,717        17.0          6.4
Amortization of goodwill and
 other intangible assets                  14,037      7,698      9,469        82.3        (18.7)
Outside processing services               10,655      9,530      9,010        11.8          5.8
Marketing expense                         10,257      8,391      7,219        22.2         16.2
FDIC insurance                             9,783     13,176     13,987       (25.8)        (5.8)
State taxes                                8,597      9,682      9,052       (11.2)         7.0
All other noninterest expense             61,346     52,983     51,182        15.8          3.5
        Total noninterest expense       $286,214   $260,311   $250,849        10.0%         3.8%

Income Taxes
   The Corporation's effective tax rate was 33.4 percent in 1995, compared to
34.7 percent in 1994 and 34.3 percent in 1993. The decline in the effective rate for 1995 was due to tax benefits received from Corporate and Bank owned life insurance programs established in the beginning of 1995, in addition to benefits recorded on limited partnership investments. The increase in the Corporation's effective tax rate in 1994 was due to the continued shift in recent years from non-taxable sources of income toward taxable sources of income, reducing the proportionate level of tax-exempt income to total taxable income.
   In 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 superseded SFAS No. 96, which was adopted by the Corporation in 1988. The adoption of SFAS No. 109 did not impact the financial condition or results of operations of the Corporation. Additional disclosures of deferred taxes required by SFAS No. 109 are shown in Note 8 in the Notes to Consolidated Financial Statements.

Balance Sheet
Loans
   Loans, net of unearned interest, increased $676 million to $6.93 billion at December 31, 1995, compared to $6.25 billion at December 31, 1994. The Corporation experienced strong growth in all loan areas in 1995. The 10.8 percent increase in end-of-period loans was led by total retail loans which increased $330 million or 18.1 percent in 1995, as credit cards and retail leasing were up 47.9 percent and 45.3 percent, respectively.
   Table 7 provides a summary of loans by type at year-end for each of the past five years. Table 8 provides maturity distribution data for selected types of loans.
   Residential mortgage loans were up $75 million or 6.4 percent despite the sale of $119 million in fixed rate portfolio loans in 1995. This sale reflects the Corporation's strategy to reduce its level of residential mortgages and the related adverse prepayment risk, with the proceeds from the sales being used to fund growth in higher yielding commercial and retail loans.
   Following this strategy, the Corporation expects to sell a larger percentage of its residential mortgage originations on the secondary market in future periods. During 1995, the Corporation sold $310 million of residential mortgage loans into the secondary market, compared to $134 million in 1994. As of December 31, 1995, the Corporation serviced $1.5 billion in mortgage loans for outside investors, compared to $1.2 billion at December 31, 1994.

Table 7 - Loans by Type -
As of December 31 (dollars in thousands)       1995        1994        1993        1992        1991
Commercial                               $1,952,178  $1,847,848  $1,636,654  $1,606,251  $1,577,587
Real estate construction and development    250,467     227,879     180,470     192,975     192,220
Commercial real estate mortgage           1,082,001     981,954     909,084     801,490     644,657
Residential real estate mortgage          1,243,718   1,168,828     997,748     969,512   1,063,809
Credit card                                 338,138     228,673     172,534     173,271     173,161
Lease financing                             658,917     484,363     275,834     176,083     144,048
Other retail                              1,400,362   1,310,012   1,122,083   1,073,502   1,062,914
        Total loans, net of
           unearned interest             $6,925,781  $6,249,557  $5,294,407  $4,993,084  $4,858,396

Percent of total loans by type
Commercial                                     28.2%       29.6%       30.9%       32.2%       32.5%
Real estate construction and development        3.6         3.6         3.4         3.9         4.0
Commercial real estate mortgage                15.6        15.7        17.2        16.0        13.3
Residential real estate mortgage               18.0        18.7        18.8        19.4        21.9
Credit card                                     4.9         3.7         3.3         3.5         3.5
Lease financing                                 9.5         7.7         5.2         3.5         2.9
Other retail                                   20.2        21.0        21.2        21.5        21.9
        Total loans                           100.0%      100.0%      100.0%      100.0%      100.0%

Table 8 - Selected Loan Maturity Distribution -
                                                               Over One       Over
                                                 One Year  Through Five       Five
As of December 31, 1995 (dollars in thousands)    or Less         Years      Years        Total
Commercial                                     $1,794,877      $132,842    $24,459   $1,952,178
Real estate construction and development          113,789       100,447     36,231      250,467
        Total                                  $1,908,666      $233,289    $60,690   $2,202,645
Total of these selected loans
   due after one year with:
  Predetermined interest rate                                                        $  102,126
  Floating interest rate                                                                191,853

Asset Quality
   As of December 31, 1995, the allowance for loan losses was $106.9 million or
1.54 percent of total loans, net of unearned interest. This compares to $96.0 million or 1.54 percent of total loans, net of unearned interest, as of December 31, 1994. The provision for loan losses totaled $25.1 million in 1995, $24.4 million in 1994 and $33.0 million in 1993. Table 9 provides a summary of activity in the allowance for loan losses account by type of loan.
   As shown in Table 9, net charge-offs remained at historically low levels in
1995 totaling 0.21 percent of average outstanding loans.   This compares to
0.20 percent in 1994, a 36 basis point decline from 0.56 percent in 1993. Net charge-offs increased $2.6 million to $14.2 million in 1995. This increase was primarily in the retail area, with increases in credit card and installment loan charge-offs. Net charge-offs declined in most lending areas in 1994, led by the commercial lending areas where net charge-offs decreased 62.4 percent. The low level of charge-offs in 1994 and 1995 reflects the Corporation's continued commitment to maintaining strict credit standards and addressing problem credits at an early stage, in addition to improved economic conditions. However, if the economy should continue to slow, the Corporation would expect the level of nonaccrual loans and net charge-offs to increase.
   Tables 11 and 12 provide information related to nonperforming assets and loans 90 days or more past due.
   Nonperforming loans and nonperforming assets remained at historically low levels in 1995. Nonaccrual loans increased slightly at December 31, 1995 to $36.9 million following a $15.7 million reduction in 1994. Nonperforming loans as a percentage of total loans decreased to 0.53 percent at December 31, 1995, compared to 0.56 percent at December 31, 1994. Nonperforming assets as a percentage of total loans and other real estate owned decreased to 0.58 percent at December 31, 1995, compared to 0.61 percent a year earlier. This was the sixth straight year of decline in this ratio. The decrease in nonperforming loans for 1994 was led by a $9.4 million decline in the asset-based lending area. Due to the uncertainty of economic conditions, it is difficult to project future levels of nonperforming loans.

Table 9 - Summary of Loan Loss Experience-
As of December 31 (dollars in thousands)       1995           1994           1993           1992           1991
Average loans-net of unearned interest   $6,669,806     $5,721,667     $5,146,341     $4,926,900     $4,718,795
Allowance for loan losses:
  Balance-beginning of year              $   95,979     $   83,156     $   78,953     $   73,805     $   65,938
    Charge-offs:
      Commercial                            (11,280)       (10,785)       (20,752)       (19,529)       (17,718)
      Real estate                            (2,157)        (1,281)        (2,516)        (4,465)        (3,064)
      Retail                                (14,811)       (12,504)       (16,854)       (23,890)       (24,265)
        Total charge-offs                   (28,248)       (24,570)       (40,122)       (47,884)       (45,047)
    Recoveries:
      Commercial                              5,773          4,255          3,372          3,083          1,769
      Real estate                             1,087          1,507            633            252            208
      Retail                                  7,217          7,259          7,312          8,020          6,000
        Total recoveries                     14,077         13,021         11,317         11,355          7,977
          Net charge-offs                   (14,171)       (11,549)       (28,805)       (36,529)       (37,070)
    Provision charged to earnings            25,101         24,372         33,008         40,898         39,913
    Net allowances of banks or offices
      acquired/sold                               -              -              -            779          5,024
  Balance-end of year                    $  106,909     $   95,979     $   83,156     $   78,953     $   73,805
Ratio of net charge-offs to average loans      0.21%          0.20%          0.56%          0.74%          0.79%
Ratio of allowance for loan
  losses to end of year loans, net
  of unearned interest                         1.54           1.54           1.57           1.58           1.52

   Other real estate owned, which is recorded at the lower of cost or fair value less estimated selling costs, represents real estate of which the Corporation has taken ownership in partial or total satisfaction of loans, in addition to closed bank offices. Other real estate owned was $3.0 million at December 31, 1995, up slightly from $2.8 million at December 31, 1994. There were no significant additions to other real estate owned in 1995 or 1994.
   Loans past due 90 days or more decreased slightly to $7.8 million at December 31, 1995, compared to $8.3 million at December 31, 1994. Past due credits have remained at historically low levels in 1995.
   Management is not aware of any material amounts of loans outstanding, not disclosed in Tables 11 and 12, where there is significant uncertainty as to the ability of the borrower to comply with present payment terms. In addition, as of December 31, 1995, there were no significant other interest-earning assets classified as nonperforming or past due 90 days or more. The Corporation's credit exposure to foreign countries is not significant.
   Responsibility for the establishment of policy and direction of the loan portfolio lies with the Credit Policy Management Group. Composed of members of senior management, this group determines and oversees the execution of strategies for the growth and development of the loan portfolio. To maintain credit risk at an appropriate level, the group sets underwriting standards and internal lending limits and provides for proper diversification by monitoring and placing constraints on concentrations of credit within the portfolio on a consolidated basis. In monitoring the level of credit risk within the loan portfolio, the Corporation utilizes a corporatewide loan tracking program. As part of this program, risk ratings are individually assigned to each commercial and commercial real estate loan within the portfolio and reported to management on a monthly basis. Risk ratings are independently reviewed for propriety by the Corporation's loan review department. The system provides for the proper measurement of the level of risk within the portfolio and facilitates appropriate management and control.
   Effective January 1, 1995, the Corporation adopted the Statement of Financial Accounting Standards No. 114 (SFAS No. 114), as amended by Statement of Financial Accounting Standards No. 118 (SFAS No. 118), related to accounting by creditors for impairment of loans. SFAS No. 114 requires that impaired loans as defined by the statement be measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or (2) as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded. The Corporation had previously measured the allowance for loan losses on impaired loans using similar methods to those prescribed by SFAS No. 114 and accordingly, the adoption of SFAS No.'s 114 and 118 in 1995 did not have a material effect on the Corporation's financial condition or results of operations.

   The specific valuation allowance recorded on impaired loans is included in the total allowance for loan losses. In addition to the methods prescribed in SFAS No. 114 for impaired loans, the amount of the provision for loan losses necessary to maintain the adequacy of the total allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, an analysis of periodic loan reviews, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information. These estimates are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. It is management's opinion that the allowance for loan losses at December 31, 1995 was adequate to absorb all anticipated losses in the loan portfolio as of that date. The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates.
   The recorded investment in impaired loans at December 31, 1995 was $29.9 million with a related allowance calculated under SFAS No. 114 of $3.9 million. There was no additional allowance for loan losses required in 1995 as a result of the adoption of SFAS No. 114 and SFAS No. 118.
   Table 10 provides an allocation of the total allowance for loan losses by selected loan categories. This allocation of the allowance reflects an estimate of possible credit losses based on the loss potential, assessment of risk characteristics and historical loss experience associated with specific loan categories. Actual losses may vary from current estimates. The allowance is available to absorb losses from any segment of the portfolio.

FIVE YEAR LINE CHART OF THE ALLOWANCE AS A PERCENT OF NONPERFORMING LOANS (In Percents) "Coverage Ratio"
          1991          1992          1993          1994         1995
          129%          124%          163%          272%         289%

Table 10 - Allocation of Allowance for Loan Losses-
                                                                           Percent of loans
As of December 31 (dollars in thousands)              1995                   to total loans
Loans:
  Commercial and industrial                       $ 13,330                             28.2%
  Real estate mortgage                               5,056                             33.6
  Real estate construction                             553                              3.6
  Installment                                        4,624                             20.2
  Credit card                                       10,868                              4.9
  Lease financing                                    2,127                              9.5
Unallocated                                         70,351                              n/a
Total allowance                                   $106,909                            100.0%

Table 11 - Nonperforming Assets-
As of December 31 (dollars in thousands)     1995      1994      1993      1992      1991
Loans on nonaccrual status                $36,875   $34,990   $50,687   $62,299   $55,473
Loans which have been renegotiated             87       261       249     1,223     1,852
        Total nonperforming loans          36,962    35,251    50,936    63,522    57,325
Other real estate owned                     3,006     2,793     3,984     8,327    28,753
        Total nonperforming assets        $39,968   $38,044   $54,920   $71,849   $86,078
Percentage of nonperforming loans
  to loans, net of unearned interest         0.53%     0.56%     0.96%     1.27%     1.18%
Percentage of nonperforming assets
  to loans, net of unearned interest
  and other real estate owned                0.58      0.61      1.04      1.44      1.76
Percentage of allowance for loan
  losses to nonperforming loans               289       272       163       124       129
Loans past due 90 days or more            $ 7,750   $ 8,264   $15,200   $15,529   $22,302

Table 12 - Composition of Nonperforming Loans-
                                                   December 31, 1995                                         December 31, 1994
                                           Nonperforming Loans       90 Days                     Nonperforming Loans        90 Days
                                                                          or                                                     or
                           Non-    Restru-             Percentage       More      Non-    Restru-             Percentage       More
(dollars in thousands)  accrual     ctured     Total     of Loans   Past Due   accrual     ctured     Total     of Loans   Past Due
Commercial loans:
  Corporate             $23,371        $87   $23,458          1.20%   $  958   $20,813       $261   $21,074         1.14%    $1,213
  Commercial leasing        216          -       216          0.09         -        25          -        25         0.01          -
      Total commercial
            loans        23,587         87    23,674          1.08       958    20,838        261    21,099         1.03      1,213
Real estate loans:
  Residential             5,618          -     5,618          0.45     2,589     4,431          -     4,431         0.38      1,906
  Commercial mortgage     5,722          -     5,722          0.53       949     8,268          -     8,268         0.84      2,090
  Construction/land
             development     99          -        99          0.04       433       404          -       404         0.18      1,446
      Total real estate
             loans       11,439          -    11,439          0.44     3,971    13,103          -    13,103         0.55      5,442
Retail loans:
  Other retail              978          -       978          0.07       962       651          -       651         0.05        801
  Credit cards              743          -       743          0.22     1,822       297          -       297         0.13        765
  Retail leasing            128          -       128          0.03        37       101          -       101         0.04         43
      Total retail loans  1,849          -     1,849          0.09     2,821     1,049          -     1,049         0.06      1,609
      Total loans       $36,875        $87   $36,962          0.53%   $7,750   $34,990       $261   $35,251         0.56%    $8,264

Investment Securities
   The Corporation's investment portfolio decreased $625 million to $1.70 billion at December 31, 1995, from $2.33 billion a year earlier. This decrease was due to sales of $521 million in securities in 1995, in addition to scheduled maturities and paydowns of mortgage-backed securities. All securities sales were from the available-for-sale portfolio. The decline in securities was used to fund continued loan growth throughout 1995.
   It is anticipated the investment portfolio will continue to decline in 1996 as the funds received from maturities will be used to help fund expected loan growth. However, if purchases of securities are made, the Corporation is expected to invest in similar types of securities as have been held in the portfolio. Credit risk has been minimized by restricting purchases of mortgage-backed securities to U.S. Agency backed or AAA rated securities. To reduce interest rate risks associated with these securities, purchases are restricted to securities with relatively short maturities and/or durations.
   The composition of the investment portfolio is primarily made up of GNMA adjustable rate mortgages, FNMA and FHLMC pass-through securities (primarily balloons and 15 year fixed rates) and collateralized mortgage obligations ("CMOs"). The CMOs consist of planned amortization classes ("PACs") and sequential pay bonds that are in the first or second classes.
   Included in the investment portfolio is a pool of residential mortgage loans issued from Society Bank, which the Corporation purchased as part of the acquisition of 28 former Ameritrust branch offices in 1992. This pool of mortgage loans had a book value of $144.7 million and a market value of $143.4 million at December 31, 1995. Table 13 provides information as to the composition of the Corporation's investment securities portfolio as of December 31, 1995.
   In 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115) related to accounting for certain investments in debt and equity securities. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. As of December 31, 1995, the Corporation's investment securities portfolio included $1.52 billion in securities classified as available-for-sale and $185 million classified as held-to-maturity. As of December 31, 1995, the Corporation reported a net unrealized gain of $9.2 million on investment securities, with an offsetting increase to shareholders' equity of $6.0 million (net of tax). In 1995, the unrealized gain/(loss) reported as a separate component of equity changed from an unrealized loss of $13.6 million to an unrealized gain of $6.0 million, increasing equity $19.6 million. This change is a result of declines in market rates in the second half of 1995 and the transfer of held-to-maturity securities described below.

   In the fourth quarter of 1995, concurrent with the issuance of its implementation guide on SFAS No. 115, the Financial Accounting Standards Board allowed institutions a one-time reassessment of the SFAS No. 115 classifications of all securities currently held. Any reclassifications would be accounted for at fair value in accordance with SFAS No. 115 and any reclassifications from the held-to-maturity portfolio that resulted from this one-time reassessment would not call into question the intent of the Corporation to hold other debt securities to maturity in the future.
   The Corporation used the opportunity under this one-time reassessment to reclassify $1.46 billion in mortgage-backed securities from the held-to-maturity to the available-for-sale portfolio. This transfer resulted in a $16 million increase in the unrealized gain on available-for-sale securities.

Table 13 - Investment Securities-
                                      Available-for-Sale                            Held-to-Maturity
                                                         Weighted                                     Weighted
As of December 31, 1995   Carrying     Market   Average   Average      Carrying     Market   Average   Average
(dollars in thousands)       Value      Value  Maturity     Yield         Value      Value  Maturity     Yield
U.S. Treasury and agencies:
  Within one year       $    4,102 $    4,102  0.6 yrs.      7.49%     $      -   $      -         -         -%
  One through five years    10,577     10,577  2.6 yrs.      7.50             -          -         -         -
  Five through ten years     2,564      2,564  8.9 yrs.      7.70             -          -         -         -
  Over ten years             2,105      2,105 16.0 yrs.      6.31             -          -         -         -
      Total                 19,348     19,348  4.4 yrs.      7.40%            -          -         -         -
Mortgage-backed securities:
  Within one year          372,611    372,611  0.5 yrs.      6.87        17,363     17,229  0.5 yrs.      7.30
  One through five years   775,734    775,734  3.9 yrs.      6.27        50,974     50,580  3.3 yrs.      7.30
  Five through ten years   208,424    208,424  8.1 yrs.      6.36        76,364     75,774  6.9 yrs.      7.30
  Over ten years           101,323    101,323 16.0 yrs.      6.75             -          -         -         -
      Total              1,458,092  1,458,092  4.5 yrs.      6.47%      144,701    143,583  4.9 yrs.      7.30%
Obligations of states and
  political subdivisions:
    Within one year              -          -         -         -        15,065     16,006  0.1 yrs.      8.73
    One through five years       -          -         -         -         8,453      8,980  2.8 yrs.      9.52
    Five through ten years       -          -         -         -        10,010     10,634  7.9 yrs.      9.65
    Over ten years               -          -         -         -         6,458      6,861 16.0 yrs.     11.63
      Total                      -          -         -         -        39,986     42,481  5.2 yrs.      9.60%
Other debt securities:
  Within one year               24         24  0.5 yrs.      8.00             -          -         -         -
  One through five years       308        308  3.9 yrs.      7.36             -          -         -         -
  Five through ten years     1,111      1,111  6.0 yrs.      5.51             -          -         -         -
  Over ten years                 -          -         -         -             -          -         -         -
      Total                  1,443      1,443  5.3 yrs.      5.94%            -          -         -         -%
Federal Reserve Bank
  stock and other equity
  securities                38,985     38,985                                 -          -
      Total investment
        securities      $1,517,868 $1,517,868                          $184,687   $186,064

Note: Information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments. Average yields are presented on a fully-taxable equivalent basis.
Yields on available-for-sale securities are computed based on historical cost balances.

Deposits
   Total deposits increased $330 million to $7.69 billion at December 31, 1995, compared to $7.36 billion a year earlier. The purchase of 24 former Household Bank branch offices as of July 15, 1995 added $645 million of primarily savings, money market and small time deposits. With the increase in core deposits as a result of the Household acquisition, the Corporation reduced its level of national market funding as shown by a $213 million decline in eurodollar deposits of $100,000 and over. As of December 31, 1995, there were $44 million in eurodollar deposits of $100,000 and over.
   Noninterest-bearing deposits, NOW accounts, money market accounts and time deposits less than $100,000 all increased in 1995 primarily as a result of the Household acquisition. These increases were offset by a 5.6 percent decline in savings accounts in 1995. As short-term market rates declined and savings rates remained low in 1995, customers began moving their funds out of certificates of deposits and savings accounts into tiered rate money market accounts. Excluding the effect of Household, small certificates of deposit decreased approximately $150 million or 5.4 percent at December 31, 1995, compared to a year earlier.
   In the second half of 1995, rates offered on deposit products began to decline. This declining rate environment prompted many customers to increase their liquidity by increasing funds in immediately accessible deposit vehicles and reducing the amount in longer term instruments such as certificates of deposit. The Corporation also noted a continued shift by customers out of traditional bank products to other nonbank or nondeposit financial instruments or investments.
   Table 14 provides a summary of total deposits by type at year-end for each of the last five years. Table 15 provides maturity distribution for domestic time deposits $100,000 and over.

Table 14 - Deposits by Type-
As of December 31 (dollars in thousands)         1995        1994        1993        1992        1991
Noninterest-bearing deposits               $1,371,888  $1,214,703  $1,200,609  $1,137,024  $  935,732
Interest-bearing deposits:
  Savings                                     975,143   1,032,529     878,119     758,412     331,308
  NOW                                       1,039,213   1,015,913     943,750     802,311     581,650
  Money market deposit accounts               895,956     651,991     714,752   1,261,217   1,028,306
  Time deposits $100,000 and over- domestic   409,515     378,480     351,095     425,128     539,923
  Foreign deposits $100,000 and over           44,421     257,701           -           -           -
  All other time deposits                   2,957,862   2,812,498   1,927,241   2,018,664   2,011,629
    Total deposits                         $7,693,998  $7,363,815  $6,015,566  $6,402,756  $5,428,548
Percent of total deposits by type
Noninterest-bearing deposits                     17.8%       16.5%       20.0%       17.8%       17.2%
Interest-bearing deposits:
  Savings                                        12.7        14.0        14.6        11.8         6.1
  NOW                                            13.5        13.8        15.7        12.5        10.7
  Money market deposit accounts                  11.6         8.9        11.9        19.7        18.9
  Time deposits $100,000 and over - domestic      5.3         5.1         5.8         6.7        10.0
  Foreign deposits $100,00 and over               0.6         3.5           -           -           -
  All other time deposits                        38.5        38.2        32.0        31.5        37.1
    Total deposits                              100.0%      100.0%      100.0%      100.0%      100.0%

Table 15 - Maturity of Domestic Time Deposits $100,000 and Over -

As of December 31, 1995 (dollars in thousands)
Three months or less                           $169,354
Over three months through six months             67,018
Over six months through twelve months            57,266
Over twelve months                              115,877
    Total                                      $409,515

Liquidity
   The Asset/Liability Policy Committee ("ALPC") establishes policies, analyzes and manages the Corporation's liquidity to ensure that adequate funds are always available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand. The most important factor in the preservation of liquidity is the maintenance of public confidence as this facilitates the retention and growth of a large, stable supply of core deposits and funds. Ultimately, public confidence is generated through profitable operations and a strong capital position. The Corporation's strong record in both of these areas has enabled it to succeed in developing a large and reliable base of core funding from within its local market areas.
   The ALPC's liquidity policies limit the amount the Corporation's subsidiary banks can borrow, subject to the Corporation's ability to borrow funds in the capital markets in an efficient and cost effective manner. In addition, the Corporation's strategic liquidity and contingent planning are subject to the amount of asset liquidity present in the balance sheet. ALPC policy requires each subsidiary bank to periodically review its ability to meet funding deficiencies due to adverse business events. These funding needs are then matched up with specific asset-based sources to ensure sufficient funds are available. Also, the strategic liquidity policy requires the Corporation to diversify its national market funding sources to avoid concentration in any one market. As of December 31, 1995, the Corporation was 99 percent funded from customers within its market areas.
   The Corporation's lead bank is a member of the Federal Home Loan Bank of Cincinnati and in 1994 reopened its Grand Cayman office. In 1994, Star Bank, N.A. established relationships with dealers to issue national market retail certificates of deposits. At December 31, 1995, the Bank had $50 million outstanding in this program. Also in 1994, Star Bank, N.A. prepared an offering circular in order to issue bank notes of up to $500 million, to be available as an alternative funding source. The terms on these notes can vary from 30 days to 30 years. Currently, the Bank has not issued any notes under this offering circular. In addition to these funding alternatives, the Bank has maintained a presence in the national fed funds, repurchase agreements and certificate of deposit markets.
   Star Bank, N.A. currently has its short-term debt and both long-term senior and subordinated debt rated by Standard & Poor's and Moody's. At December 31, 1995, the Bank's subordinated and senior debt was rated "A-" and "A", respectively, by Standard & Poor's and "A3" and "A1", respectively, by Moody's. These ratings assist the Bank in its ability to gather funds from the capital markets.
   The parent company obtains cash to meet its obligations from dividends collected from its subsidiaries. Federal and state banking laws regulate the amount of dividends that may be declared by banking subsidiaries. During 1995, the Corporation's subsidiary banks could have provided an additional $159 million in dividends to the parent company, without additional regulatory approval and still exceeded minimum regulatory capital ratios. In 1995, the Corporation prepared a private placement memorandum in order to issue commercial paper notes up to an aggregate amount of $100 million, with maturities up to 270 days. At December 31, 1995, the Corporation's commercial paper was rated "A2" by Standard & Poor's, "P2" by Moody's and "F2" by Fitch. The proceeds of the notes from the commercial paper program will be used to provide funding to Star Banc Finance, Inc. and for general corporate purposes. At December 31, 1995, there was $37 million in commercial paper outstanding.
   The parent company can also obtain funding on a short-term basis through the issuance of short-term notes or by drawing upon lines of credit issued by other banking institutions. At December 31, 1995, the Corporation had not drawn upon these bank lines of credit. These lines amounted to $50 million at December 31, 1995 and were increased to $100 million in January, 1996. Longer term sources of funding are provided by the Corporation's access to both the debt and equity markets.
   In the first quarter of 1994, Star Bank, N.A. issued $150 million in subordinated long-term debt, the proceeds of which were used to pay off the mortgage on the corporate headquarters building in Cincinnati, purchase common shares under a buyback program and various other corporate purposes. The Corporation's consolidated long-term debt, which also includes senior and promissory notes, decreased $5 million to $161 million at December 31, 1995. This decrease was due primarily to scheduled principal payments.

Capital Resources
   The Corporation's total shareholders' equity increased $102 million or 14.2 percent to $820 million at December 31, 1995, compared to $718 million at December 31, 1994. The increase is due to the retention of net income after dividends on preferred and common shares, in addition to a $20 million increase in the mark-to-market adjustment on available-for-sale securities. The Corporation increased its annual dividend rate per common share 14.3 percent from $1.40 in 1994 to $1.60 in 1995. The dividend payout ratio for 1995 declined slightly to 35.00 percent, following payout ratios of 35.89 percent in 1994 and 34.41 percent in 1993.

   In 1994, the board of directors of the Corporation approved a common stock buyback program to purchase up to one million shares of common stock over the next three years. In January of 1996, the board of directors approved the purchase of an additional two million shares under the buyback program. The repurchased shares are held as treasury shares for reissuance in connection with potential conversions of preferred shares, the employee stock option plan and other corporate purposes. As of December 31, 1995, the Corporation had repurchased 882,000 shares through the buyback program.
   In 1991, in connection with an acquisition, the Corporation issued 217,800 shares of Series B Cumulative Preferred Stock with a stated value of $100 per share. The preferred stock, which had an original recorded value of $18 million, is convertible into shares of the Corporation's common stock at a rate of 4.545 shares of common stock for each share of preferred stock. In 1995, 26,320 shares of preferred stock were converted to 119,609 shares of common stock. The preferred stock pays a quarterly dividend at an annual rate of $6 per share and is callable at the Corporation's option at a price of $103 per share starting in July 1996 with the call price declining ratably to $100 per share in July 2001 and thereafter. At December 31, 1995, there were 3,387 preferred shares that remained outstanding.
   Banking industry regulators define minimum capital requirements for banks and bank holding companies. The Corporation's tier 1 and total risk-based capital ratios as of December 31, 1995 amounted to 7.97 percent and 11.23 percent, respectively, well above the minimum requirements of 4.00 percent for tier 1 and 8.00 percent for total risk-based capital. This compares to tier 1 and total risk-based capital ratios of 8.66 percent and 12.16 percent at December 31, 1994. Regulatory authorities have also established a minimum "leverage" ratio of 3.00 percent, which is defined as tier 1 equity to average quarterly assets. At December 31, 1995, the Corporation's leverage ratio was
6.23 percent, compared to 6.27 percent a year earlier. The decline in the risk-based capital and leverage ratios in 1995 was primarily the result of the acquisition of the Household Bank branch offices. Each of the Corporation's subsidiary banks maintain risk-based capital and leverage ratios within the "well capitalized" category as defined by the FDIC. The "well capitalized" category requires tier 1 and total risk-based capital ratios of at least 6.00 percent and 10.00 percent, respectively, and a minimum leverage ratio of 5.00 percent.
   Table 16 provides a summary of the components of tier 1 and total risk-based capital, the amounts of risk-weighted assets and capital ratios as defined by the regulatory agencies as of December 31, 1995 and 1994.

Table 16 - Regulatory Capital Ratios-
As of December 31 (dollars in thousands)              1995                  1994
Tier 1 capital:
  Common shareholders' equity                   $  819,896            $  715,752
  Qualifying preferred stock                           281                 2,466
  Less: Unrealized gains/(losses) on
        SFAS 115 securities                          5,957               (13,637)
        Goodwill and other adjustments             225,545               161,912
    Total tier 1 capital                           588,675               569,943
Tier 2 capital components:
  Qualifying long-term debt                        148,314               148,216
  Allowance for loan losses                         92,556                82,483
Total risk-based capital                        $  829,545            $  800,642
Risk-Weighted Assets:
  Risk-weighted assets on-balance-sheet         $6,974,316            $6,259,067
  Risk-weighted assets off-balance-sheet           655,077               487,830
  Less: Goodwill and other adjustments             239,243               161,771
    Net risk-weighted assets                    $7,390,150            $6,585,126
Fourth quarter average assets,
  net of adjustments                            $9,447,575            $9,090,925
Risk-based capital ratios:
  Tier 1                                              7.97%                 8.66%
  Total                                              11.23                 12.16
Tier 1 leverage ratio                                 6.23                  6.27

CHART OF COMMON STOCK - HIGH AND LOW STOCK PRICE AND BOOK VALUE
(Dollars Per Share)
                    1991        1992        1993        1994        1995
Stock Price -
     High          27.50       39.50       39.38       44.75       62.25
     Low           15.00       24.25       33.00       33.50       36.25
Book Value         18.58       20.09       22.33       24.02       27.48

Consolidated Financial Statements

Consolidated Balance Sheets
As of December 31 (dollars in thousands)                             1995          1994
Assets:
     Cash and due from banks                                   $  463,693    $  429,467
     Interest-bearing deposits in banks                               100           100
     Federal funds sold and securities purchased
        under agreements to resell                                 22,400        56,545
     Investment securities:
        Available-for-sale                                      1,517,868       563,091
        Held-to-maturity (market value of $186,064 in 1995
                         and $1,671,088 in 1994)                  184,687     1,764,854
            Total securities                                    1,702,555     2,327,945
     Loans:
       Commercial loans                                         2,234,847     2,079,804
       Real estate loans                                        2,576,186     2,378,661
       Retail loans                                             2,213,036     1,865,295
            Total loans                                         7,024,069     6,323,760
            Less: Unearned interest                                98,288        74,203
                                                                6,925,781     6,249,557
                  Allowance for loan losses                       106,909        95,979
            Net loans                                           6,818,872     6,153,578
     Premises and equipment                                       134,386       122,829
     Acceptances-customers' liability                              20,965         8,249
     Other assets                                                 410,361       292,078
            Total assets                                       $9,573,332    $9,390,791
Liabilities:
     Deposits:
       Noninterest-bearing deposits                            $1,371,888    $1,214,703
       Interest-bearing deposits:
          Savings and NOW                                       2,014,356     2,048,442
          Time deposits $100,000 and over                         453,936       636,181
          All other deposits                                    3,853,818     3,464,489
            Total deposits                                      7,693,998     7,363,815
     Short-term borrowings                                        735,016     1,034,700
     Long-term debt                                               161,190       166,466
     Acceptances outstanding                                       20,965         8,249
     Other liabilities                                            141,986        99,343
            Total liabilities                                   8,753,155     8,672,573
Shareholders' Equity:
     Preferred stock:
       Shares authorized-1,000,000 in 1995 and 1994
       Shares issued- 3,387 in 1995
                    -29,707 in 1994                                   281         2,466
     Common stock:
       Shares authorized-100,000,000 in 1995 and 50,000,000 in 1994
       Shares issued-30,160,458 in 1995
                    -30,105,835 in 1994                           150,802       150,529
     Surplus                                                       76,937        78,037
     Retained earnings                                            599,005       510,268
     Treasury stock, at cost (326,870 shares in 1995
                            and 303,039 shares in 1994)           (12,805)       (9,445)
     Net unrealized gain/(loss) on securities available-for-sale    5,957       (13,637)
            Total shareholders' equity                            820,177       718,218
            Total liabilities and shareholders' equity         $9,573,332    $9,390,791
The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

For the years ended December 31
 (amounts in thousands except per share data)       1995       1994       1993
Interest Income:
Interest and fees on loans                      $586,416   $465,361   $421,826
Interest on investment securities:
  Taxable                                        121,724    100,986     85,996
  Non-taxable                                      1,215      1,491      2,014
Interest on federal funds sold and securities
  purchased under agreements to resell             1,044      1,429      8,094
Interest on deposits in banks                          5        457        237
            Total interest income                710,404    569,724    518,167
Interest Expense:
Interest on savings and NOW                       44,055     40,124     45,673
Interest on time deposits $100,000 and over       28,097     17,390     16,540
Interest on other deposits                       193,820    117,706    108,709
Interest on short-term borrowings                 55,227     39,081     17,752
Interest on long-term debt                        10,997      9,317      6,017
            Total interest expense               332,196    223,618    194,691
            Net interest income                  378,208    346,106    323,476
Provision for loan losses                         25,101     24,372     33,008
            Net interest income after provision
            for loan losses                      353,107    321,734    290,468
Noninterest Income:
Trust income                                      41,512     36,539     35,768
Service charges on deposits                       43,870     35,543     35,460
Other service charges and fees                    40,211     33,626     31,630
Investment securities gains/(losses)-net           1,910         10        157
All other income                                  10,621     11,297      9,875
            Total noninterest income             138,124    117,015    112,890
Noninterest Expense:
Salaries                                         112,923    105,279     97,347
Pension and other employee benefits               20,273     19,692     19,237
Equipment expense                                 16,284     15,028     16,629
Occupancy expense-net                             22,059     18,852     17,717
All other expense                                114,675    101,460     99,919
            Total noninterest expense            286,214    260,311    250,849
Income before income tax                         205,017    178,438    152,509
Income tax                                        68,414     61,847     52,236
            Net income                          $136,603   $116,591   $100,273
Per Share:
Primary earnings                               $    4.55   $   3.89   $   3.36
Fully diluted earnings                              4.54       3.86       3.30
Dividends declared on common stock                  1.60       1.40       1.16
Dividends declared on preferred stock               6.00       6.00       6.00
Weighted average shares of common
             stock outstanding                    30,029     29,873     29,549
Weighted average fully diluted common
             stock equivalents                    30,106     30,230     30,372
The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity
                                 Series B    Common                                      Unrealized
                          Preferred Stock     Stock              Retained  Treasury     Gain/(Loss)
(dollars in thousands)  $100 Stated Value    $5 Par    Surplus   Earnings     Stock   on Securities     Total
Balance, January 1, 1993          $15,408  $146,910    $72,826   $370,666  $ (3,477)       $      -  $602,333
Net income                              -         -          -    100,273         -               -   100,273
Cash dividends declared on
  common stock                          -         -          -    (34,131)        -               -   (34,131)
Cash dividends declared on
  Series B Preferred Stock              -         -          -     (1,084)        -               -    (1,084)
Conversion of Series B Preferred
  Stock into common stock            (786)      215        571          -         -               -         -
Issuance of common stock
  and treasury shares                   -     1,642      5,976          -       790               -     8,408
Purchase of treasury stock              -         -          -          -      (665)              -      (665)
Shares reserved to meet deferred
  compensation obligations              -         -        665          -         -               -       665
Balance, December 31, 1993         14,622   148,767     80,038    435,724    (3,352)              -   675,799
Net income                              -         -          -    116,591         -               -   116,591
Cash dividends declared on
  common stock                          -         -          -    (41,726)        -               -   (41,726)
Cash dividends declared on
  Series B Preferred Stock              -         -          -       (321)        -               -      (321)
Conversion of Series B Preferred
  Stock into common stock         (12,156)    1,672     (2,039)         -    12,522               -        (1)
Issuance of common stock
  and treasury shares                   -        90       (917)         -     6,600               -     5,773
Purchase of treasury stock              -         -          -          -   (25,680)              -   (25,680)
Shares reserved to meet deferred
  compensation obligations              -         -        955          -       465               -     1,420
Adoption of SFAS No. 115                -         -          -          -         -           4,386     4,386
Change in net unrealized gain/(loss)
  on available-for-sale securities      -         -          -          -         -         (18,023)  (18,023)
Balance, December 31, 1994          2,466   150,529     78,037    510,268    (9,445)        (13,637)  718,218
Net income                              -         -          -    136,603         -               -   136,603
Cash dividends declared on
  common stock                          -         -          -    (47,790)        -               -   (47,790)
Cash dividends declared on
  Series B Preferred Stock              -         -          -        (76)        -               -       (76)
Conversion of Series B Preferred
  Stock into common stock          (2,185)        -     (2,863)         -     5,047               -        (1)
Issuance of common stock
  and treasury shares                   -       273        583          -     3,743               -     4,599
Purchase of treasury stock              -         -          -          -   (12,081)              -   (12,081)
Shares reserved to meet deferred
  compensation obligations              -         -      1,180          -       (69)              -     1,111
Change in net unrealized gain/(loss)
  on available-for-sale securities      -         -          -          -         -          19,594    19,594
Balance, December 31, 1995        $   281  $150,802    $76,937   $599,005  $(12,805)        $ 5,957  $820,177
The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
For the years ended December 31 (dollars in thousands)         1995         1994         1993
Cash Flows from Operating Activities:
  Net income                                             $  136,603   $  116,591    $ 100,273
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                         33,688       30,559       33,571
       Provision for loan losses                             25,101       24,372       33,008
       Provision for deferred taxes                          19,674        7,298       (2,873)
       Gains on sale of premises and equipment-net             (311)        (235)         (55)
       Gains on sale of securities-net                       (1,910)         (10)        (157)
       (Gain)/loss on sale of mortgage loans                  1,546         (594)      (3,617)
       Mortgage loans originated for sale
          on the secondary market                          (235,026)     (95,082)    (575,212)
       Proceeds from sale of mortgage loans
          on the secondary market                           191,760      134,966      621,550
       Net change in other assets                           (96,360)     (19,435)      (4,857)
       Net change in other liabilities                       39,780        7,416        6,761
          Total adjustments                                 (22,058)      89,255      108,119
          Net cash provided by operating activities         114,545      205,846      208,392
Cash Flows from Investing Activities:
  Proceeds from maturities of held-to-maturity securities   223,349      273,522      593,955
  Proceeds from maturities of available-for-sale securities 123,150      370,940            -
  Proceeds from sales of available-for-sale securities      520,772          991        6,537
  Purchase of held-to-maturity securities                   (43,895)  (1,007,526)    (566,736)
  Purchase of available-for-sale securities                (170,488)    (398,244)           -
  Net change in loans                                      (780,130)  (1,029,181)    (385,608)
  Proceeds from sales of loans                              134,595       22,172       11,766
  Proceeds from sales of premises and equipment               2,091        1,261        1,153
  Purchase of premises and equipment                        (19,977)     (30,462)     (13,065)
  Net change due to acquisitions of banks or offices        568,488      972,568            -
          Net cash provided by/(used in)
               investing activities                         557,955     (823,959)    (351,998)
Cash Flows from Financing Activities:
  Net change in deposits                                   (314,496)     270,006     (387,190)
  Net change in short-term borrowings                      (299,684)     217,994      239,513
  Principal payments on long-term debt                       (5,470)     (33,450)      (5,122)
  Proceeds from issuance of long-term debt                        -      148,050            -
  Proceeds from issuance of common stock                      4,598        5,773        8,408
  Purchase of treasury stock                                (12,081)     (25,680)        (665)
  Shares reserved to meet deferred compensation obligations   1,111        1,420          665
  Dividends paid                                            (46,397)     (40,422)     (34,239)
          Net cash provided by/(used in)
               financing activities                        (672,419)     543,691     (178,630)
  Net change in cash and cash equivalents                        81      (74,422)    (322,236)
  Cash and cash equivalents at beginning of year            486,112      560,534      882,770
  Cash and cash equivalents at end of year              $   486,193  $   486,112    $ 560,534

Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)         1995         1994         1993
Cash Paid During the Year for:
  Interest                                              $   321,300  $   206,616    $ 198,640
  Income taxes                                               45,394       55,096       48,987
  Noncash transfer of loans to other real estate owned        1,327        1,325          704
The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies
The accounting and reporting policies of Star Banc Corporation and subsidiaries ("the Corporation") are based on generally accepted accounting principles and conform to general practices within the banking industry. The following is a description of the more significant accounting policies followed by the Corporation.

Basis of Presentation
The consolidated financial statements include the accounts of the Corporation and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.
   Certain amounts within the consolidated financial statements as of and for the years ended December 31, 1994 and 1993 have been restated to conform to the 1995 presentation.

Nature of Operations
Star Banc Corporation is a multi-state bank holding company headquartered in Cincinnati, Ohio. Through its banking subsidiaries, the Corporation operates over 250 banking offices in Ohio, Kentucky and Indiana, providing a full range of consumer, commercial and trust financial products, including deposit, credit and investment services.

Investment Securities
When securities are purchased, they are classified in the held-to-maturity portfolio, the available-for-sale portfolio, or as trading securities. Held-to-maturity securities are debt securities that the Corporation has the positive intent and ability to hold to maturity. Held-to-maturity securities are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities are debt and equity securities which will be held for an indefinite period of time and may be sold from time to time for asset/liability management purposes, in order to manage interest rate risk, for liquidity needs or other corporate purposes. Available-for-sale securities are reported at fair value, with unrealized gains or losses excluded from earnings and reported, net of tax, in a separate component of equity. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in current earnings. Currently, the Corporation has not classified any securities as trading. The cost of securities sold is determined on a specific identification basis.
   The investment security classifications described above are as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which the Corporation adopted in 1994. This initial adoption of SFAS No. 115 increased shareholders' equity and investment securities $4.4 million (net of tax) and $6.7 million, respectively. Additional disclosures required by SFAS No. 115 are shown in Note 3.

Loans
Loans are stated at the principal amount outstanding, net of unearned interest and unamortized origination fees and costs. Interest income on loans is recognized using the interest method or methods that approximate the interest method.
   Loans held-for-sale are carried in the aggregate at the lower of cost or fair value and included in total loans in the consolidated balance sheets. Loans are placed on nonaccrual status when, in the opinion of management, there is a reasonable doubt as to future collectibility of interest or principal. Loans are generally placed on nonaccrual status when they are past due 90 days as to either principal or interest. However, loans that are well secured and in the process of collection may not be placed on nonaccrual status, at the judgment of senior management.

Allowance for Loan Losses
The allowance for loan losses, which is reported as a deduction from loans, is available for loan charge-offs. This allowance is increased by provisions charged to earnings and recoveries of loans previously charged off and is reduced by loan charge-offs.
   Effective January 1, 1995, the Corporation adopted SFAS No. 114, as amended by SFAS No. 118, related to accounting by creditors for impairment of loans. SFAS No. 114 requires that impaired loans as defined by the statement be measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or (2) as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded. The Corporation had previously measured the allowance for loan losses on impaired loans using similar methods to those prescribed by SFAS No. 114.
   The specific valuation allowance recorded on impaired loans is included in the total allowance for loan losses. In addition to the methods prescribed in SFAS No. 114 for impaired loans, the amount of the provision for loan losses necessary to maintain the adequacy of the total allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information.

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

Other Real Estate Owned
Other real estate owned represents real estate of which the Corporation has taken ownership in partial or total satisfaction of loans, in addition to closed bank offices.
   Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell, and is included in other assets in the consolidated balance sheets. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses.
   Subsequent gains and losses, as well as operating income or expense related to other real estate owned are recorded in noninterest expense.

Intangible Assets
The excess of the Corporation's cost of acquisitions over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 25 to 40 years. Core deposit intangibles, which represent the net present value of the future economic benefits related to deposits purchased, are being amortized on a straight-line basis over periods ranging from 8 to 17 years.
   The Corporation reviews acquisition related intangibles for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Asset values and the related amortization expense are based on estimated lives and significant changes in these lives could significatly affect future amortization expense.
   Purchased mortgage servicing rights ("PMSRs") represent the cost of the right to receive future servicing income on residential mortgage loans serviced. PMSRs are amortized on an accelerated basis (in proportion to the recognition of net servicing income) over the estimated lives of the related loans. PMSRs are recorded at cost and subsequently evaluated for possible impairment on a quarterly basis. Other identified intangible assets of the Corporation are being amortized on a straight-line basis over periods ranging from 5 to 17 years.

Income Taxes
The Corporation files a consolidated federal income tax return. The Corporation adopted SFAS No. 109 related to accounting for income taxes in 1993.
   The Corporation recognizes the amount of taxes payable (or refundable) for the current year and deferred tax liabilities and assets in accordance with SFAS No. 109. Temporary differences occur when tax laws differ from the recognition and measurement requirements of financial accounting standards. Types of temporary differences relate to lease financing, allowance for loan losses, depreciation of fixed assets, pension liabilities and deferred loan fees, among others. Provisions for deferred taxes are made at each legal entity of the Corporation in recognition of such temporary differences. Disclosures required by SFAS No. 109 are shown in Note 8.

Derivative Financial Instruments
The Corporation utilizes derivative financial instruments, primarily interest rate swap agreements, for hedging purposes to reduce exposure to adverse changes in interest rates and in foreign currency exchange rates. The income or expense related to these transactions is recognized, on an accrual basis, over the life of the hedged instrument as an adjustment to interest income or expense. Additional disclosures related to derivates are shown in Note 15.

Postemployment Benefits
SFAS No. 112 related to employers' accounting for postemployment benefits, requires companies to accrue, during the period that an employee renders service to the company, the expense of providing postemployment benefits. Types of benefits include, but are not limited to, salary continuation, severance benefits, job training and counseling, and continuation of health care and life insurance coverage. Currently, the Corporation provides only workers' compensation as a postemployment benefit.
   The adoption of SFAS No. 112 in 1994 did not have a material impact on the Corporation's financial condition or results of operations.

Mortgage Servicing Rights
In May 1995, the Financial Accounting Standards Board issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65." SFAS No. 122 requires a mortgage banking enterprise to capitalize mortgage servicing rights on originated mortgage loans when the underlying loans are sold or securitized and servicing is retained. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (excluding the servicing rights) based on their relative fair values. SFAS No. 122 also requires that capitalized servicing rights be assessed for impairment based on the fair value of those rights. Capitalized mortgage servicing rights should be stratified based upon one or more of the predominant risk characteristics of the underlying loans and impairment should be recognized through a valuation allowance for each impaired stratum.

   Adoption of SFAS No. 122 is required for fiscal years beginning after December 15, 1995 and is applied prospectively to transactions in which mortgage loans are sold or securitized with servicing rights retained and to impairment valuations of all capitalized mortgage servicing rights. The adoption of SFAS No. 122 in 1996 is not expected to have a material impact on the Corporation's financial condition or results of operations.

Impairment of Long-Lived Assets
In 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses accounting for impairment of long-lived assets, including certain identifiable intangibles and the goodwill related to those assets. SFAS No. 121 requires that assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS
No. 121 in 1996 is not expected to have a material impact on the Corporation's financial condition or results of operations.

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

Note 2 -- Reserve Balance Requirements
Banking regulations require the Corporation's banking subsidiaries to maintain cash reserves which are unavailable for investment. The amounts of such reserves, which are included in cash and due from banks in the consolidated balance sheets, were $204,195,000 and $183,548,000 at December 31, 1995 and 1994, respectively.

Note 3 -- Investment Securities
The table below summarizes unrealized gains and losses for held-to-maturity and available-for-sale securities at December 31, 1995 and 1994.
   In the fourth quarter of 1995, concurrent with the issuance of its implementation guide on SFAS No. 115, the Financial Accounting Standards Board allowed institutions a one-time reassessment of the SFAS No. 115 classifications of all securities currently held. Any reclassifications would be accounted for at fair value in accordance with SFAS No. 115 and any reclassifications from the held-to-maturity portfolio that resulted from this one-time reassessment would not call into question the intent of the Corporation to hold other debt securities to maturity in the future.
The Corporation used the opportunity under this one-time reassessment to reclassify $1.46 billion in mortgage-backed securities from the held-to-maturity to the available-for-sale portfolio. This transfer resulted in a $16 million increase in the net unrealized gain on available-for-sale securities.

                                                                    1995                                   1994
                                                  Amortized      Unrealized         Fair    Amortized   Unrealized          Fair
(dollars in thousands)                                 Cost    Gains  Losses       Value         Cost  Gains  Losses       Value
Held-to-Maturity
Mortgage-backed securities                       $  144,701  $   ---  $1,118  $  143,583   $1,742,165  $506  $94,493  $1,648,178
Obligations of state and political subdivisions      39,986    2,500       5      42,481       21,554   249       25      21,778
Other debt securities                                   ---      ---     ---         ---        1,135   ---        3       1,132
    Total held-to-maturity securities            $  184,687  $ 2,500  $1,123  $  186,064   $1,764,854  $755  $94,521  $1,671,088
Available-for-Sale
U.S. Treasuries and agencies                     $   18,933  $   419  $    4  $   19,348   $  117,357  $ 42  $ 1,149  $  116,250
Mortgage-backed securities                        1,449,217   14,896   6,021   1,458,092      424,461    21   11,469     413,013
Other debt securities                                 1,435        9       1       1,443          215   ---        6         209
Federal Reserve/FHLB stock
  and other equity securities                        38,985      ---     ---      38,985       33,619   ---      ---      33,619
    Total available-for-sale securities          $1,508,570  $15,324  $6,026  $1,517,868   $  575,652  $ 63  $12,624  $  563,091

The following table presents the amortized cost and fair value of held-to-maturity and available-for-sale debt securities at December 31, 1995.

                                       Amortized         Fair
(dollars in thousands)                      Cost        Value
Held-to-Maturity
One year or less                      $   32,428   $   33,235
After one year through five years         59,427       59,560
After five years through ten years        86,374       86,408
After ten years                            6,458        6,861
    Total                             $  184,687   $  186,064
Available-for-Sale
One year or less                      $  374,381   $  376,737
After one year through five years        781,669      786,619
After five years through ten years       210,769      212,099
After ten years                          102,766      103,428
    Total                             $1,469,585   $1,478,883

Note: Maturity information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments.

As of December 31, 1995, the Corporation reported a net unrealized gain of $9.3 million for available-for-sale securities. For 1995, the unrealized gain/(loss) reported as a separate component of equity (net of tax) changed from an unrealized loss of $13.6 million to an unrealized gain of $6.0 million, increasing equity $19.6 million.
   The following table provides information as to the amount of gross gains and losses realized through the sales of investment securities (from available-for-sale securities for 1994 and 1995).

(dollars in thousands)                   1995        1994        1993
Debt securities:
    Gross gains                        $ 3,275        $10        $ 42
    Gross (losses)                      (1,365)        --          --
Equity securities net gains                 --         --         115
    Net securities gains/(losses)      $ 1,910        $10        $157

Securities with a carrying value of $1.41 billion at December 31, 1995 and $1.84 billion at December 31, 1994, were pledged to secure deposits and for other purposes.

Note 4 -- Loans
The following table lists information related to nonperforming loans as of December 31.

(dollars in thousands)                       1995      1994
Loans on nonaccrual status                 $36,875   $34,990
Restructured loans                              87       261
     Total nonperforming loans             $36,962   $35,251
Interest that would have been recognized
  on nonperforming loans in accordance
  with their original terms                $ 3,888   $ 3,759
Actual interest recorded for nonaccrual
  and restructured loans                       982       981

Most of the Corporation's business activity is with customers located in the immediate market areas of its subsidiary banks in Ohio, Kentucky and Indiana. As of December 31, 1995, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10 percent of total loans.
   At December 31, 1995, residential real estate loans held for sale, included in total loans, amounted to $48 million, compared to $3 million at December 31, 1994.
   The Corporation evaluates the credit risk of each customer on an individual basis and obtains collateral when it is deemed appropriate. Collateral varies by individual loan customer, but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guaranties, and general security agreements. Access to collateral is dependent on the type of collateral obtained. On an ongoing basis, the Corporation monitors its collateral and the collateral value related to the loan balance outstanding. The aggregate amount of loans in excess of $60,000 outstanding to directors and executive officers (including their related interests) of the parent company and its wholly-owned subsidiary, Star Bank, N.A., amounted to $31,623,000 and $35,139,000 at December 31, 1995 and 1994, respectively. During 1995, new loans and repayments related to outstanding loans amounted to $2,647,000 and $6,888,000, respectively. Changes in the composition of the board of directors and executive management had a net effect of increasing such loans
$782,000 in 1995. Management believes these loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.

Note 5 -- Allowance for Loan Losses and Impaired Loans
A summary of the activity in the allowance for loan losses is shown in the following table.

(dollars in thousands)                   1995       1994       1993
Balance--beginning of year            $ 95,979   $ 83,156   $ 78,953
  Loans charged off                    (28,248)   (24,570)   (40,122)
  Recoveries on loans
   previously charged off               14,077     13,021     11,317
  Net charge-offs                      (14,171)   (11,549)   (28,805)
  Provision charged
   to earnings                          25,101     24,372     33,008
Balance--end of year                  $106,909   $ 95,979   $ 83,156

   As described in Note 1, the Corporation adopted SFAS No. 114 and SFAS No. 118 in 1995. The valuation allowance recorded on impaired loans in accordance with SFAS No. 114, is included in the total allowance for loan losses shown above. The adoption of SFAS No. 114 and 118 did not have a material impact on the financial condition or results of operations of the Corporation.
   The following table shows the Corporation's recorded investment in impaired loans and the related valuation allowance, as calculated under SFAS No. 114, at December 31, 1995.

                                        Recorded     Valuation
(dollars in thousands)                Investment     Allowance
Impaired Loans:
  Valuation allowance required           $15,688        $3,922
  No valuation allowance required         14,171           ---
     Total impaired loans                $29,859        $3,922

The average recorded investment in impaired loans for 1995 was $28 million. As a general policy, the Corporation applies both principal and interest payments received on impaired loans as a reduction of principal. The Corporation recognized $152,000 in interest income on impaired loans in 1995.

Note 6 -- Premises and Equipment
Premises and equipment as of December 31 are summarized in the following table.

(dollars in thousands)                    1995         1994
Land                                   $ 14,588     $ 14,330
Bank buildings                           92,735       89,471
Furniture, fixtures & equipment          71,756       59,405
Leasehold improvements                   17,448       17,126
Construction in progress                  2,639        3,517
        Total premises and equipment    199,166      183,849
Less: Accumulated depreciation
      and amortization                   64,780       61,020
        Net premises and equipment     $134,386     $122,829

Depreciation and amortization expense related to premises and equipment amounted to $13,894,000 in 1995, $10,369,000 in 1994 and $9,899,000 in 1993.
Total rental expense was $15,506,000 in 1995, $15,793,000 in 1994 and
$15,635,000 in 1993.
   Future minimum rental payments related to non-cancelable operating leases having initial terms in excess of one year are $12,375,000 in 1996, $11,595,000 in 1997, $10,298,000 in 1998, $9,050,000 in 1999, $8,573,000 in 2000 and
$45,292,000 in later years.

Note 7 -- Short-Term Borrowings
The following table is a summary of short-term borrowings for the last three years.

(dollars in thousands)                   1995                1994              1993
                                   Amount    Rate      Amount    Rate    Amount    Rate
At year end:
  Federal funds purchased       $  211,854   5.8%   $  421,228   5.9%   $279,655   3.1%
  Securities sold under
    agreements to repurchase       471,987   5.1       496,066   5.4     392,052   2.6
  Commercial paper                  36,810   5.7           ---   ---         ---   ---
  Other short-term borrowings       14,365   4.5       117,406   5.0     144,999   2.6
      Total                        735,016   5.3     1,034,700   5.2     816,706   2.8
Average for the year:
  Federal funds purchased          440,335   5.9       471,538   4.4     324,200   3.1
  Securities sold under
    agreements to repurchase       479,285   4.9       459,730   3.5     270,517   2.6
  Commercial paper                  11,861   5.9           ---   ---         ---   ---
  Other short-term borrowings       83,071   5.7        64,633   4.0      26,765   2.6
      Total                     $1,014,552   5.4%   $  995,901   3.9%   $621,482   2.9%
Maximum month-end balances:
  Federal funds purchased       $  544,269          $  724,486          $335,955
  Securities sold under
    agreements to repurchase       549,437             502,777           458,933
  Commercial paper                  36,810                 ---               ---
  Other short-term borrowings      295,007             456,032           105,489

Note 8 -- Income Taxes
At December 31, 1995, in accordance with SFAS No. 109, included in the Corporation's consolidated balance sheet was a net deferred tax liability of $26,579,000, compared to a net deferred tax asset of $3,646,000 at December 31, 1994. This change was primarily due to increases in leasing operations and a change in the unrealized gain/(loss) position on available-for-sale securities. The Corporation has not recorded a valuation reserve related to deferred tax assets.
   The components of the net deferred tax asset/(liability) at December 31, 1995 and 1994 were as follows:

(dollars in thousands)                         1995       1994
Allowance for loan losses                   $ 37,567   $ 33,151
Deferred loan fees/costs                       1,749      2,313
Deferred compensation                          2,522      1,825
Unrealized loss on securities                    ---      7,343
Intangible asset amortization                    509        543
Other                                          3,347      2,656
      Total deferred tax asset                45,694     47,831
Leased assets                                (55,343)   (32,206)
Pension liabilities                           (4,945)    (4,511)
Depreciation of fixed assets                  (5,379)    (4,444)
Unrealized gain on securities                 (3,208)       ---
Intangible assets/purchase
  accounting adjustments                        (580)    (1,508)
Other                                         (2,818)    (1,516)
      Total deferred tax liability           (72,273)   (44,185)
      Net deferred tax asset/(liability)    $(26,579)  $  3,646

Income tax expense for the last three years consisted of the following:

(dollars in thousands)              1995     1994     1993
Current payable:
  Federal                         $47,704  $53,740  $54,349
  State                             1,036      809      760
      Total current
        income tax                 48,740   54,549   55,109
Deferred federal income tax
resulting from:
  Allowance for loan losses        (4,416)  (4,585)  (2,563)
  Leasing                          23,137   12,019    3,477
  Intangible assets                (1,299)  (1,402)  (3,875)
  Change in tax rate                  ---      ---     (107)
  Other--net                        2,252    1,266      195
      Total deferred
        federal income tax         19,674    7,298   (2,873)
      Income tax                  $68,414  $61,847  $52,236

A reconciliation of the statutory tax rate to the effective tax rate is as follows:
                                     1995     1994      1993
Statutory tax rate                   35.0%    35.0%     35.0%
Adjustments to statutory
 tax rate:
  Tax-exempt interest income         (1.1)    (1.1)     (1.4)
  Other--net                         (0.5)     0.8       0.7
Effective tax rate                   33.4%    34.7%     34.3%

Note 9 -- Long-Term Debt
The following is a summary of the Corporation's long-term debt as of December
31.

(dollars in thousands)                      1995        1994
Parent company:
12 3/4% Promissory note--quarterly
  payments of interest, principal
  paid off in 1995                       $    ---    $  2,500
9.25% Senior notes--semiannual
  payments of interest and annual
  principal payments of $2,130,000
  through 2001                             12,780      15,750
      Total parent
        company long-term debt             12,780      18,250
Other companies:
6 3/8% Subordinated notes--semiannual
  payments of interest, principal
  due 2004                                148,410     148,216
      Total long-term debt               $161,190    $166,466

Each of the above parent company notes contains certain limitations on funded debt, dividends and other matters. These limitations are not materially restrictive to the Corporation. The parent company has a line of credit of $50 million, of which the total amount was available as of December 31, 1995. This line was increased to $100 million as of January 2, 1996.
   The following table presents the scheduled payments of the Corporation's long-term debt.

(dollars in thousands)
1996                       $  2,130
1997                          2,130
1998                          2,130
1999                          2,130
2000                          2,130
Later years                 150,540
        Total              $161,190

Note 10 -- Pension
The Corporation has a non-contributory defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation while employed. The Corporation's funding policy is to make an annual contribution to the plan which at least equals the minimum required contribution.
   The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated balance sheets at December 31, 1995 and 1994.

(dollars in thousands)                     1995      1994
Projected benefit obligation:
  Vested benefits                        $46,041   $38,353
  Nonvested benefits                       1,887     1,614
    Accumulated benefit obligation        47,928    39,967
  Effect of projected future
    compensation levels                    9,397     7,788
      Projected benefit obligation        57,325    47,755
Plan assets                               77,801    69,565
      Plan assets in excess of
        projected benefit obligation      20,476    21,810
Unrecognized net loss due to past
  experience different from
  assumptions made                         4,364     2,244
Unrecognized prior service cost             (291)     (312)
Unrecognized net asset being
   recognized over 16 years               (7,283)   (8,534)
      Prepaid pension cost in
        consolidated balance sheets      $17,266   $15,208

Plan assets primarily consist of listed stocks, corporate bonds, United States Treasury and Agency securities, and mutual funds. Included in plan assets at December 31, 1995 were 132,600 shares of the Corporation's stock with a value of $7,890,000. December 31, 1994 plan assets included 235,600 shares with a value of $8,570,000.
   Net pension cost, which amounted to a credit for 1993 through 1995, included the following components:

(dollars in thousands)             1995       1994       1993
Service cost - benefits
  earned during the
  period                        $  2,108    $ 2,555    $ 2,388
Interest cost of
  projected benefit
  obligation                       3,806      3,773      3,782
Actual total return
  on plan assets                 (11,245)      (324)    (8,117)
Curtailment gain                     ---        ---       (595)
Net amortization
  and deferral                     3,273     (7,452)       822
    Net periodic
      pension (credit)          $ (2,058)   $(1,448)   $(1,720)

In determining the projected benefit obligation, the following weighted average rates were used.

                                    1995       1994       1993
Discount rate                       7.50%      8.25%      7.75%
Future salary increases             4.00       4.00       4.00
Long-term return on assets          9.58       9.58       9.58

The Corporation recognized a curtailment gain in 1993 due to staff reductions which resulted from the implementation of the Corporation's restructuring program.

Note 11 -- Other Postretirement Benefits
The Corporation provides health care benefits to current retirees, and their spouses, who had retired prior to January 1, 1993. Employees who retired after January 1, 1993 may obtain health care benefits under the Corporation's health care plan; however, the total amount of the premiums are paid by the retirees. The Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993. The statement requires companies to accrue, during the period that the employee renders service to the company, the expense of providing postretirement benefits (principally health care benefits). Prior to 1993, the Corporation recognized this cost on a cash basis as part of annual premiums paid.
   The liability for postretirement benefits is unfunded.   The following table
sets forth the amount of the accumulated benefit obligation recognized in the Corporation's consolidated balance sheet at December 31, 1995 and 1994.

(dollars in thousands)                            1995       1994
Accumulated postretirement
 benefit obligation:
  Retirees                                      $ 2,420    $ 2,800
  Fully eligible active participants                ---        ---
   Total                                          2,420      2,800
Unrecognized obligation net gain/(loss)           2,796      2,676
Unrecognized transition
 obligation being amortized over 14 years        (4,300)    (4,691)
  Accrued postretirement obligation
   in consolidated balance sheets               $   916    $   785

The components of the net periodic cost of postretirement benefits for 1995 and 1994 were as follows:

(dollars in thousands)                             1995      1994
Interest cost of projected benefit obligation $ 194 $372 Amortization of the unrecognized
  transition obligation                             391       391
Amortization of the unrecognized
  obligation net gain                              (185)      ---
      Net periodic postretirement benefit cost    $ 400      $763

The weighted average discount rates used in determining the amount of the accumulated benefit obligation were 6.50 percent as of December 31, 1995 and
7.25 percent as of December 31, 1994. The measurement of the accumulated benefit obligation assumed a health care cost trend rate of 11.00 percent for 1995 and 12.00 percent for 1994, which gradually decreases to an ultimate rate of 5.80 percent by 2012 and thereafter. The health care cost trend assumption has a significant effect on the amounts reported. To illustrate, a one percent increase in each future year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $187,000 and increase the aggregate of the service and interest cost components of the net periodic benefit cost for the year by $12,000.

Note 12 -- Stock Options and Compensation Plans
In 1992, the shareholders of the Corporation approved the adoption of the Star Banc Corporation 1991 Stock Incentive Plan ("the Plan") replacing the 1986 plan. The Plan provides for the grant, to selected key managerial personnel, of options to purchase shares of common stock generally at the stock's fair market value at the date of grant. In addition, the Plan provides for the grant, to selected key managerial personnel, of stock awards and of shares of common stock which are subject to restriction on transfer and to a right of repurchase by the Corporation. Not more than 2,000,000 authorized and unissued shares of common stock, in the aggregate, are available for issue under the Plan. The Plan will terminate on January 7, 2001.
   Recipients of stock awards are entitled to compensation equivalent to the dividends that would have been payable on the shares reserved, over the number of years the award is deemed to be fully earned. Compensation expense and the related increase in equity is recognized by the Corporation over the service period until the award is fully earned, based on the market value of the award as of the date of the grant. Stock awards granted in 1995 had a market value of $1.8 million, these awards were granted at the end of the year and therefore, no compensation expense was recorded in 1995.
   In 1993, the Corporation adopted the StarShare Stock Option Plan for employees. The StarShare Plan provided a one-time grant to all eligible employees of options to purchase shares of common stock at the stock's fair market value at the grant date. This one-time grant to purchase shares of common stock of the Corporation was made to all active employees (not currently eligible under the 1991 Incentive Plan) as a performance award following the Corporation's restructuring program. Not more than 125,000 shares were authorized and available under the StarShare Plan. The StarShare Plan has no expressed termination date; however, it may be terminated or modified by the board of directors at any time.

The following is a summary of options outstanding and exercised under the 1991 Plan, the 1986 Stock Incentive Plan and the StarShare Option Plan.

                                 -------------1995------------------   -----------1994----------
                                   Stock      Stock                        Stock
                                  Awards    Options     Option Price     Options    Option Price
Stock Incentive Plans:
Number of shares outstanding
  at beginning of year               ---   1,456,356   $16.75-$50.75   1,002,027   $16.75-$50.75
    Granted                       30,000     416,100    36.63- 61.00     653,900    33.88- 40.63
    Exercised                        ---     (98,308)   18.13- 38.00    (181,071)   16.75- 33.75
    Cancelled                        ---      (3,175)   33.88- 38.63     (18,500)          34.75
Number of shares outstanding
  at end of year                  30,000   1,770,973    16.75- 61.00   1,456,356    16.75- 50.75
Exercisable at end of year           ---     782,888   $16.75-$40.63     607,377   $16.75-$38.75
Available for future grant under
  the Stock Incentive Plans                  462,164                     905,089
StarShare Stock Option Plan:
Options outstanding at
  beginning of year                           85,829   $35.00-$36.00      98,203   $35.00-$36.00
    Granted                                      ---             ---         ---             ---
    Exercised                                (17,780)   35.00- 36.00      (3,656)   35.00- 36.00
    Cancelled                                 (5,528)   35.25- 36.00      (8,718)   35.25- 36.00
Options outstanding at
  end of year                                 62,521    35.00- 36.00      85,829    35.00- 36.00
Exercisable at end of year                    62,521   $35.00-$36.00      85,829   $35.00-$36.00
Available for future grant under
  the StarShare Stock Option Plan             40,051                      34,523

   Directors and selected senior officers of the Corporation and its banking subsidiaries may participate in the Corporation's Deferred Compensation Plan through which they may postpone the receipt of compensation. Amounts deferred under the plan may be valued on the basis of an interest index or be used to purchase shares of the Corporation's common stock. Although the plan is unfunded for tax purposes, a portion of the shares of treasury stock held at December 31, 1995 and 1994 were acquired to meet obligations arising from this plan and are considered common stock equivalents for the purpose of computing earnings per share.
   The Corporation has entered into severance agreements with certain officers of the Corporation. In general, the agreements provide for the payment of a lump sum benefit to the officer, plus the continuation of certain medical and insurance benefits and immediate exercisability of stock options, in the event that the officer's employment is terminated involuntarily by the Corporation, or voluntarily by the officer for good reason, following a change in control of the Corporation during the officer's protected period. The benefits payable under the agreements can be up to three times the officer's base salary and incentive bonus. The aggregate amount payable if all officers were entitled to and exercised their right to receive payment under these agreements would be approximately $38 million.

Note 13 -- Shareholders' Equity
Each share of common stock outstanding (and each share issued by the Corporation prior to the occurrence of certain events) carries with it one Preferred Stock Purchase Right to purchase, at a price of $100, one-hundredth of a share of Series A Preferred Stock. The Preferred Stock Purchase Rights are exercisable only if a person or group acquires or obtains the right to acquire ownership of 20 percent or more of the Corporation's common stock, commences a tender or exchange offer for 30 percent or more of the common stock, or a holder of 10 percent or more of common stock is declared an "Adverse Person" by the Corporation's board of directors. The Corporation is entitled to redeem the Preferred Stock Purchase Rights at a price of one cent per Preferred Stock Purchase Right at any time before the twentieth day following the date a 20 percent position has been acquired.
   In connection with the shareholder rights plan, 500,000 shares of the Corporation's 1,000,000 authorized shares of Preferred Stock have been designated as Series A Preferred Stock; no shares of Series A Preferred Stock have been issued.

   In 1991, in connection with the acquisition of Kentucky Bancorporation, Inc., the Corporation issued 217,800 shares of Series B Cumulative Preferred Stock with a stated value of $100 per share. This series of preferred stock, which had an original recorded value of $18 million, is convertible into shares of the Corporation's common stock at a rate of 4.545 shares of common stock for each share of preferred stock. Series B Cumulative Preferred Stock pays a quarterly dividend at an annual rate of $6 per share and is callable at the Corporation's option at a price of $103 per share starting in July 1996 with the call price declining ratably to $100 per share in July 2001 and thereafter.
   In 1994, the board of directors approved a buyback plan which authorized the repurchase of up to one million shares of the Corporation's common stock, over a three year period. In January 1996, the board of directors approved the purchase of an additional two million shares under the buyback plan. The shares repurchased are held as treasury shares and designated for reissue in connection with conversions of preferred shares and exercises of employee stock options. The repurchase period covers three years and expires January 9, 1999. Through December 31, 1995, 882,000 shares had been repurchased under the buyback plan.

Note 14 -- Financial Instruments with Off-Balance-Sheet Risk
The Corporation becomes a party to financial instruments with off-balance-sheet risk in the normal course of business in managing its interest rate risk and meeting the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, interest rate swap agreements, interest rate caps, forward contracts to purchase or sell foreign currencies and forward commitments to sell residential mortgage loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Corporation's consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.
   The Corporation's exposure to credit loss for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contract amount of these instruments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to or typically expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The need for collateral is assessed on a case-by-case basis, based upon management's credit evaluation of the other party.
   The Corporation utilizes interest rate caps, commitments to purchase or sell foreign currencies and commitments to sell residential real estate loans to hedge positions taken in transactions with customers. In addition, the Corporation utilizes interest rate swap agreements as hedge instruments to reduce exposure to adverse changes in interest rates. The notional amounts of these instruments do not represent exposure to credit loss. Risks associated with these types of financial instruments arise from the movement of interest rates or foreign exchange rates and failure of the other party to the transaction to meet its obligation. The Corporation controls the risk of such instruments through approvals, limits, and monitoring procedures. Note 15 provides additional disclosures on the Corporation's derivative financial instruments.
   The following table shows the contract or notional amount of the Corporation's off-balance-sheet financial instruments as of December 31.

                                                  Contract or
                                                 Notional Amount
(dollars in millions)                             1995     1994
Financial instruments whose contract
 amounts represent credit risk:
  Commitments to extend credit                   $2,079   $2,039
  Standby letters of credit                         249      168
  Commercial and other letters of credit             31       23
Financial instruments whose notional or
 contract amounts exceed the amount of
 credit risk:
  Forward commitments                            $   90   $    8
  Interest rate swap agreements                     471      640
  Foreign currency spot and forward contracts        44       10
  Caps                                              ---        3


Note 15 -- Derivative Financial Instruments
The Corporation currently holds derivative financial instruments only for purposes other than trading. The Corporation's primary objective is the "hedging" or management of interest rate and foreign exchange risks arising out of nontrading assets. Interest rate swap agreements are the primary type of derivative used by the Corporation. The two parties to an interest rate swap agreement agree to exchange, at particular intervals, payment streams calculated on a specified notional amount, with one stream based on a floating interest rate and the other stream based on a fixed interest rate. The Corporation has entered into interest rate swap agreements as part of its overall management of interest rate risk. The current swaps were entered into in order to reduce the overall interest rate sensitivity of the Corporation. The majority of the Corporation's interest rate swap agreements are the standard fixed/floating type of swap agreement. In addition, two of the Corporation's interest rate swaps are indexed amortizing swaps, which also have a fixed and a floating stream of interest payments. All of the interest rate swaps are accounted for as hedges, following hedge accounting criteria as outlined in SFAS No. 80, "Accounting for Futures Contracts," and accordingly, are accounted for on the same basis as the underlying asset or liability being hedged. The income or expense related to derivative financial instruments is recognized on an accrual basis, over the estimated life of the hedged instrument, as an adjustment to interest income or expense.

   The Corporation has also purchased interest rate caps in the management of its interest rate risk. The seller of these caps is obligated to pay the Corporation the amount, if any, by which a specified market interest rate exceeds the fixed cap applied to a notional amount.
   The Corporation is party to a variety of foreign currency forward contracts in order to manage its foreign exchange risks. Currency forward contracts are used in hedging the risks associated with firm commitments to purchase instruments denominated in foreign currencies for agreed amounts. The majority of foreign exchange contracts relate to major foreign currencies such as Canadian dollars, British pounds, Deutsche marks, and Japanese yen. All foreign currency forward contracts qualify as hedges as defined by SFAS No. 52, "Foreign Currency Translation."
   The Corporation uses forward sale commitments to manage the risk associated with adverse changes in interest rates on mortgage loans held for sale. The sale agreements commit the Corporation to deliver mortgage loans in future periods at specified coupon rates. These commitments have terms of up to 120 days.
   Currently, all derivative financial instruments qualify as hedges; however, if a derivative financial instrument that was previously accounted for as a hedge fails to meet the hedge accounting criteria, the instrument will be marked-to-market from that point forward, with any resulting gain or loss recognized in the future period. For derivative instruments which are terminated prior to maturity, the unrealized gain or loss would be deferred and amortized as an adjustment to interest income or expense over the life of the underlying asset or liability which was hedged. In 1995 the Corporation terminated one of its interest rate contracts in order to reduce its liability rate sensitive position. The termination of this swap resulted in a deferred loss of $547,000.
   Monthly, the Corporation's Asset/Liability Policy Committee and Credit Administration review the credit risk of the Corporation's interest rate swap agreements. Credit Administration reviews the creditworthiness of each counterparty annually and updates individual derivative financial instrument credit lines for each counterparty. To date, none of the interest rate swap agreements include bi-lateral collateralization requirements, except in the case of credit downgrades by Moody's or Standard & Poor's to a rating below investment grade.
   All of the Corporation's derivative financial instruments, fixed rate and floating rate payments, are settled on a net basis as permitted under master netting agreements. This reduces the overall potential exposure to the counterparty.

The following table provides information related to derivative financial instruments as of December 31, 1995.

                                                 Maturities of Derivative
                                                Products as of December 31,
(dollars in thousands)                           1996      1997       2000      Total
Interest Rate Swaps
Receive fixed rate swaps
 Notional value                               $100,000   $   ---   $240,000   $340,000
 Weighted average receive rate                    4.45%                5.41%      5.13%
 Weighted average pay rate                        5.90%                5.90%      5.90%
Receive fixed amortizing swaps
 Notional value                               $ 69,141   $62,165        ---   $131,306
 Weighted average receive rate                    4.39%     4.47%                 4.43%
 Weighted average pay rate                        5.81%     5.50%                 5.67%
Total Interest Rate Swaps
 Notional value                               $169,141   $62,165   $240,000   $471,306
 Weighted average receive rate                    4.43%     4.47%      5.41%      4.93%
 Weighted average pay rate                        5.87%     5.50%      5.90%      5.84%
Forward Commitments                           $ 90,065       ---        ---    $90,065
Foreign Currency Spot and Forward Contracts     44,242       ---        ---     44,242
        Total notional/contract amount        $303,448   $62,165   $240,000   $605,613

Note 16 -- Litigation
Various legal claims have arisen during the normal course of business which, in the opinion of management, will not result in material liability to the Corporation.

Note 17 -- Dividend Restriction
Bank regulatory agencies limit the amount of dividends a subsidiary bank can declare to the parent company in any calendar year without obtaining prior approval. The limitations of all subsidiary banks combined for 1995 were approximately $183.6 million. During 1995, the subsidiary banks declared $31.6 million in cash dividends to the parent company of which $17.5 million of Star Bank, N.A., Indiana's dividends required regulatory agency approval. The carry over amount of dividends available to the parent company from the subsidiary banks at January 1, 1996 was $112.7 million.

Note 18 -- Acquisitions
On July 15, 1995, Star Bank, N.A. ("the Bank"), the lead bank of the Corporation, purchased 24 Columbus area branch offices of the Ohio division of Household Bank, Federal Savings Bank. This transaction was accounted for as a purchase and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In purchasing these branches, the Bank received $564 million in cash and $645 million in deposits for a total premium of $71 million. The premium was allocated to certain identified intangibles, such as core deposit, as well as other unidentified intangibles. Accordingly, the premium is being amortized over the estimated useful lives of these intangibles ranging from 13 to 25 years.
   On September 17, 1994, Star Bank, N.A., acquired certain assets and liabilities related to 47 former TransOhio Federal Savings Bank branch offices from the Resolution Trust Corporation ("RTC"). This transaction has been accounted for as a purchase. In purchasing these branches, the Bank received $973 million in cash and due from bank balances and $1.1 billion in deposits for a premium of $122.4 million. The premium was allocated to certain identified intangibles, such as core deposit, as well as other unidentified intangibles. Accordingly, the premium is being amortized over the estimated useful lives of these intangibles ranging from 10 to 25 years.

Note 19 -- Intangible Assets
The following is a summary of intangible assets as of December 31 which are included in other assets in the consolidated balance sheets.

(dollars in thousands)                      1995       1994
Intangibles from acquisitions:
  Excess of cost over fair value
    of assets acquired                   $ 70,204   $ 52,090
  Core deposit benefits                    92,404     68,401
  Other identified intangibles             62,282     45,266
Purchased mortgage servicing rights         6,819      6,904
Purchased credit card relationships            39         65
        Total intangible assets          $231,748   $172,726

Note 20 -- Noninterest Income and Other Noninterest Expense
The following are included in other service charges and fees and all other income for the years ended December 31.

(dollars in thousands)                      1995       1994       1993
Credit card fees                          $15,118    $12,475    $10,848
ATM fees                                    7,652      5,104      4,958
Mortgage banking income                     2,362      4,301      6,587

The following are included in all other expense for the years ended December
31.

(dollars in thousands)                      1995       1994       1993
Amortization of intangibles               $14,037    $ 7,698    $ 9,469
Outside processing services                10,655      9,530      9,010
Marketing                                  10,257      8,391      7,219
FDIC insurance                              9,783     13,176     13,987
State taxes                                 8,597      9,682      9,052

Note 21 -- Fair Value of Financial Instruments
SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about both on- and off-balance-sheet financial instruments for which it is practicable to estimate that value. For many of the Corporation's financial instruments, however, an available trading market does not exist; therefore, significant estimations and present value calculations were used to determine fair values as described below. Changes in estimates and assumptions could have a significant impact on these fair values.

Cash and Cash Equivalents
For cash and due from banks, federal funds sold, securities purchased under agreements to resell and interest-bearing deposits in banks, the carrying value is a reasonable estimate of fair value.

Investment Securities
Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or estimated current replacement cost of the instrument.

Loans
For variable rate loans which reprice frequently or are based on market changes, with no significant changes in credit risk, fair values are based on carrying values. The fair values for all other types of loans (including nonperforming loans) are estimated by discounting the future cash flows using current rates being offered for similar loans to borrowers of similar credit quality.

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

Long-Term Debt
Fair values of the Corporation's long-term debt are estimated by using a discounted cash flow analysis, based on current market rates for debt with similar terms and remaining maturities.

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

The following table summarizes the estimated fair values of the Corporation's financial instruments at December 31.


(dollars in thousands)                                               1995                             1994
                                                      Carrying Amount    Fair Value    Carrying Amount    Fair Value
Financial assets:
  Cash and cash equivalents                            $   486,193      $   486,193     $   486,112      $   486,112
  Investment securities                                  1,702,555        1,703,932       2,327,945        2,234,179
  Net loans                                              6,818,872        6,915,352       6,153,578        5,995,434
Financial liabilities:
  Deposits                                              (7,693,998)      (7,729,533)     (7,363,815)      (7,306,764)
  Short-term borrowings                                   (735,016)        (735,016)     (1,034,700)      (1,034,668)
  Long-term debt                                          (161,191)        (159,313)       (166,466)        (135,948)
Off-balance-sheet instruments:(1)
  Commitments to extend credit                               (249)             (249)             (5)              (5)
  Standby letters of credit                                  (719)             (719)           (627)            (627)
  Interest rate caps and floors/foreign currency              ---               (10)            ---             (131)
  Interest rate swap agreements:
        Loans                                                (721)           (4,487)           (823)         (48,228)
        Debt                                                  547               ---           2,384          (22,944)
  Forward commitments                                         ---            (1,371)            ---              (18)

(1) The amounts shown under "Carrying Amount" represent accruals or unamortized fees remaining from those unrecognized financial instruments. Unamortized fee amounts related to commitments and standby letters of credit are included in other liabilities. Interest rate swap accruals are presented net of amounts offset in accordance with FASB interpretation No. 39, "Offsetting of Amounts
Related to Certain Contracts," and included in other assets or other liabilities, as appropriate.

Due to the wide range of permitted valuation techniques and numerous estimates and assumptions which must be made for financial instruments which lack available secondary markets, management is concerned that reasonable comparability of estimated fair value disclosures between financial institutions may not be likely.

Note 22 -- Parent Company Financial Information

Balance Sheets
As of December 31 (dollars in thousands)                     1995      1994
Assets:
Investment in subsidiaries:
  Banking subsidiaries                                    $793,850   $654,404
  Nonbank subsidiaries                                      17,509      6,139
        Total investment in subsidiaries                   811,359    660,543
Cash and cash equivalents                                    8,248     38,474
Other investments                                            3,188      1,899
Receivables from subsidiaries                               50,201     38,193
Premises and equipment                                       9,574      9,946
Other assets                                                 5,185        890
        Total assets                                      $887,755   $749,945
Liabilities and Shareholders' Equity:
Short-term borrowings                                     $ 36,813   $    ---
Long-term debt                                              12,780     18,250
Other liabilities                                           17,985     13,477
Shareholders' equity                                       820,177    718,218
        Total liabilities and
          shareholders' equity                            $887,755   $749,945

Statements of Income
For the years ended December 31 (dollars in thousands)
                                                   1995      1994      1993
Revenue:
Dividends from banking subsidiaries             $ 31,550  $146,174  $ 50,561
Fees and assessments from subsidiaries               ---       ---     1,388
Other income                                       3,486     3,104       231
        Total revenue                             35,036   149,278    52,180
Expense:
Interest on short-term borrowings                    703       ---       129
Interest on long-term debt                         1,541     2,423     4,003
Other operating expense                            3,247     1,771     1,905
        Total expense                              5,491     4,194     6,037
Income before income tax benefit                  29,545   145,084    46,143
Income tax expense/(benefit)                        (836)      173    (1,496)
Equity in undistributed income of subsidiaries   106,222   (28,320)   52,634
        Net income                              $136,603  $116,591  $100,273

Statements of Cash Flows
For the years ended December 31 (dollars in thousands)                 1995        1994        1993

Cash Flows from Operating Activities:
Net income                                                         $ 136,603   $ 116,591   $ 100,273
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Equity in undistributed income of subsidiaries                  (106,222)     28,320     (52,634)
    Depreciation and amortization                                        829         387         313
    Net change in receivables from subsidiaries                       14,850      (5,588)     (2,322)
    Net change in other assets                                        (4,165)        153       3,964
    Net change in other liabilities                                    2,912      (1,187)     (3,515)
      Net cash provided by operating activities                       44,807     138,676      46,079
Cash Flows from Investing Activities:
Capital contributions to subsidiaries                                (25,000)    (15,000)        ---
Net change in advances to subsidiaries                               (26,858)    (17,178)      1,312
Purchase of premises and equipment                                      (387)        ---        (218)
Other investing activity                                              (1,362)       (647)       (538)
      Net cash provided by/(used in) investing activities            (53,607)    (32,825)        556
Cash Flows from Financing Activities:
Net change in short-term borrowings                                   36,813         ---     (12,000)
Principal payments on long-term debt                                  (5,470)    (15,542)     (4,827)
Dividends paid                                                       (46,397)    (40,422)    (34,239)
Proceeds from issuance of common stock                                 4,598       5,773       8,408
Purchase of treasury stock                                           (12,081)    (25,680)       (665)
Shares reserved to meet deferred compensation obligations              1,111       1,420         665
      Net cash used in financing activities                          (21,426)    (74,451)    (42,658)
Net change in cash and cash equivalents                              (30,226)     31,400       3,977
Cash and cash equivalents at beginning of year                        38,474       7,074       3,097
Cash and cash equivalents at end of year                           $   8,248    $ 38,474    $  7,074

Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)                 1995        1994        1993
Cash Paid (Received) During the Year for:
Interest expense                                                   $   2,450    $  3,143    $  3,938
Income taxes, net of tax payments received from subsidiaries          (4,139)     (2,220)     (1,790)

Note 23 -- Summary of Quarterly Financial Information (unaudited)
The following is a summary of quarterly results of operations for 1995 and 1994.

(amounts in thousands, except per share data)                              Quarter Ended
                                                               Dec. 31   Sept. 30   June 30   Mar. 31
1995
Net interest income                                            $97,977    $96,883   $92,600   $90,748
Provision for loan losses                                        5,660      7,288     6,924     5,229
Net interest income after provision for loan losses             92,317     89,595    85,676    85,519
Noninterest income                                              39,361     32,057    33,512    33,194
Noninterest expense                                             77,766     70,374    68,519    69,555
Income taxes                                                    18,042     17,081    16,899    16,392
Net income                                                      35,870     34,197    33,770    32,766
Per share:
  Primary earnings                                             $  1.19    $  1.14   $  1.12   $  1.09
  Fully diluted earnings                                          1.19       1.14      1.12      1.09
  Cash dividends declared on common stock                         0.40       0.40      0.40      0.40
  Book value of common shares at quarter-end                     27.48      26.35     25.75     24.99
Market price -- high                                             62.25      54.38     46.00     42.63
                low                                              53.38      45.75     41.13     36.25
Weighted average shares of common stock outstanding             30,022     30,052    30,051    29,988
Weighted average fully diluted common stock equivalents         30,041     30,111    30,156    30,117
Ratios:
  Return on average assets                                        1.47%      1.43%     1.47%     1.42%
  Return on average equity                                       17.65      17.21     17.61     17.81
  Net interest margin                                             4.53       4.53      4.44      4.27
  Noninterest expense as a percent of net revenue                56.28      54.22     53.96     55.75
  Noninterest income as a percent of net revenue                 28.49      24.70     26.39     26.61

1994
Net interest income                                            $92,599    $87,430   $85,227   $80,850
Provision for loan losses                                        4,980      7,100     5,820     6,472
Net interest income after provision for loan losses             87,619     80,330    79,407    74,378
Noninterest income                                              30,850     28,609    28,626    28,930
Noninterest expense                                             71,997     63,324    64,671    60,319
Income taxes                                                    16,064     15,808    14,835    15,140
Net income                                                      30,408     29,807    28,527    27,849
Per share:
  Primary earnings                                             $  1.02    $  1.00   $  0.95   $  0.93
  Fully diluted earnings                                          1.01       0.99      0.94      0.91
  Cash dividends declared on common stock                         0.35       0.35      0.35      0.35
  Book value of common shares at quarter-end                     24.02      23.50     23.01     22.86
Market price -- high                                             41.38      44.75     39.75     37.00
                low                                              33.50      37.75     36.25     33.75
Weighted average shares of common stock outstanding             29,894     29,831    29,975    29,801
Weighted average fully diluted common stock equivalents         30,032     30,032    30,318    30,555
Ratios:
  Return on average assets                                        1.31%      1.44%     1.47%     1.46%
  Return on average equity                                       16.68      16.80     16.44     16.44
  Net interest margin                                             4.38       4.60      4.74      4.55
  Noninterest expense as a percent of net revenue                57.97      54.21     56.41     54.57
  Noninterest income as a percent of net revenue                 24.84      24.49     24.97     26.17

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

The board of directors of the Corporation and Star Bank, N.A. have an Audit Committee composed of eight directors who are not officers or employees of the Corporation. The committee meets periodically and privately with management, the internal auditors and the independent public accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

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


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Star Banc Corporation:

We have audited the accompanying consolidated balance sheets of STAR BANC CORPORATION (an Ohio corporation) and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Banc Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. As explained in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for investment securities effective January 1, 1994.

/s/ Arthur Andersen LLP
Cincinnati, Ohio
January 10, 1996

EXECUTIVE OFFICERS AND MEMBERS OF THE MANAGING COMMITTEE

Jerry A. Grundhofer
Chairman since 1994
President and Chief Executive Officer since 1993
Director since 1993
Chairman, Star Bank, N.A. since 1993
President and Chief Executive Officer, Star Bank, N.A. since 1995

Daniel B. Benhase
Member of the Managing Committee since 1994
Executive Vice President since 1994

Joseph A. Campanella
Member of the Managing Committee since 1991
Executive Vice President since 1991

Richard K. Davis
Member of the Managing Committee since 1993
Executive Vice President since 1993

S. Kay Geiger
Member of the Managing Committee since 1995
Executive Vice President since 1995

Timothy J. Fogarty
Member of the Managing Committee since 1993
Executive Vice President since 1995

Jerome C. Kohlhepp
Member of the Managing Committee since 1994
Executive Vice President since 1994

Thomas J. Lakin
Member of the Managing Committee since 1993
Executive Vice President since 1994
General Counsel and Secretary since 1994

David M. Moffett
Member of the Managing Committee since 1993
Executive Vice President and Chief Financial Officer since 1993

Daniel R. Noe
Member of the Managing Committee since 1994
Executive Vice President since 1994

Andrew E. Randall
Member of the Managing Committee since 1995
Executive Vice President since 1995

Wayne J. Shircliff
Member of the Managing Committee since 1994
Executive Vice President since 1994

Stephen E. Smith
Member of the Managing Committee since 1993
Executive Vice President since 1995


CORPORATE DIRECTORS

James R. Bridgeland, Jr. (1,5)
Partner, Taft, Stettinius & Hollister

Laurance L. Browning, Jr. (2,5)
Formerly Vice Chairman, Emerson Electric Co.

Victoria B. Buyniski (2,3)
President and Chief Executive Officer, United Medical Resources, Inc.

Samuel M. Cassidy (1)
Formerly President and Chief Executive Officer, Star Bank, N.A. and Executive Vice President, Star Banc Corporation

Raymond R. Clark (3,4)
Formerly President and Chief Executive Officer, Cincinnati Bell Telephone

V. Anderson Coombe (3)
Chairman, The Wm. Powell Co.

John C. Dannemiller (4,5)
Chairman and Chief Executive Officer, Bearings, Inc.

Jerry A. Grundhofer (1)
Chairman, President and Chief Executive Officer, Star Banc Corporation and Star Bank, N.A.

J.P. Hayden, Jr. (1,2,3,5)
Chairman and Chief Executive Officer, The Midland Company

Roger L. Howe (1,2,3)
Chairman, U.S. Precision Lens, Inc.

Thomas J. Klinedinst, Jr. (3)
Chairman, President, Chief Executive Officer and Chief Operating Officer, Thos.
E. Wood, Inc.

Charles S. Mechem, Jr.
Commissioner Emeritus, Ladies Professional Golf Association and Formerly Chairman, U.S. Shoe Corporation

Daniel J. Meyer (2)
Chairman and Chief Executive Officer, Cincinnati Milacron, Inc.

David B. O'Maley (2)
Chairman, President and Chief Executive Officer, Ohio National Life Insurance Company

O'dell M. Owens, M.D., M.P.H. (4)
Director of Reproductive Endocrinology and Infertility, The Christ Hospital

Thomas E. Petry (1,2,3)
Chairman and Chief Executive Officer, Eagle-Picher Industries, Inc.

William C. Portman (1,4,5)
Chairman, Portman Equipment Company

Oliver W. Waddell (1)
Formerly Chairman, Star Banc Corporation and Vice Chairman, Star Bank, N.A.

1=Executive Committee
2=Compensation Committee
3=Audit Committee
4=Community Outreach Committee
5=Governance Committee

BANKING SUBSIDIARY DIRECTORS & REGIONAL ADVISORY BOARDS

Banking Subsidiary Directors

     Star Bank, N.A.
     Cincinnati, Ohio
     James R. Bridgeland, Jr.
     Laurance L. Browning, Jr.
     Victoria B. Buyniski
     Samuel M. Cassidy
     Raymond R. Clark
     V. Anderson Coombe
     John C. Dannemiller
     Jerry A. Grundhofer
     Jean Patrice Harrington, S.C.
     J.P. Hayden, Jr.
     Roger L. Howe
     Thomas J. Klinedinst, Jr.
     Charles S. Mechem, Jr.
     Daniel J. Meyer
     David B. O'Maley
     O'dell M. Owens, M.D., M.P.H.
     Thomas E. Petry
     William C. Portman
     Oliver W. Waddell

     Star Bank, N.A., Kentucky
     Covington
     Joseph A. Campanella
     Nicholas C. Ellison
     Kenneth F. Harper
     Andrew T. Hawking
     Clarence J. Martin
     Edwin T. Robinson
     Asa M. Rouse
     James Simpson, Jr.
     John S. Smith
     Frank B. Sommerkamp, Jr.
     Thomas O. Youtsey, Jr.

     Star Bank, N.A., Indiana
     Richmond
     Joseph A. Campanella
     J. Richard Cox
     Robert Hastings
     Patricia Krider
     William C. Merkin
     Ronald L. Oberle
     William M. Quigg
     David W. Stidham
     Richard J. Wood

Regional Advisory Boards

     Ohio

     Butler County
     (Hamilton)
     James M. Dixon
     Roger A. Hamilton
     Jacque R. Huber
     James G. Robinson
     Thomas G. Stretch

     Northeast Ohio
     (Cleveland, Akron, Canton)
     Margot James Copeland
     John C. Dannemiller
     John V. McFadden
     Tony Philiou
     Melvin G. Pye, Jr.
     Andrew E. Randall
     Edwin Z. Singer

     Central Ohio
     (Columbus)
     Todd Barnum
     Frank S. Benson, III
     John E. Christy
     Thomas R. Green
     William H. Guy
     Carl Horton

     Circleville
     Roger Bennington
     Philip L. Evans
     Robert M. Johnson
     Rita J. Knece
     Gerald A. Leist
     Richard M. Patrick

     Hillsboro
     Dan L. Combs
     William L. Cornelius
     Jeffrey J. Duncan
     William H. Siddons
     Ronald L. Swonger
     Steven W. Thompson
     Dr. Ralph E. Williams

     Preble County
     (Eaton)
     Dennis Behnken
     Daniel M. Duke
     Floyd C. Geeding
     Frederick M. Haber
     William W. Hiestand
     Gene R. Lindley
     Dr. Mark W. Ulrich
     John A. Vosler, D.O.

     Sidney
     Timothy J. Geise
     Martin L. Given
     Thomas B. Heringhaus
     Scott J. Hinsch, Jr.
     Roger L. Lentz
     Paul C. Perin
     Charles G. Rhyan
     Thomas E. Shoemaker
     Bradley L. Smith

     Tri-State
     (Gallipolis, Ironton, Portsmouth)
     Jeanie Balzer
     Donald L. Crance
     Robert L. Dalton
     Douglas R. Daniel
     Robert E. Dever
     Bill W. Dingus
     Bernard L. Edwards
     D. Dean Evans
     James L. Held*
     Charles C. Klein
     Dean F. Massie, M.D.
     John V. Reinhardt
     James W. Skater
     J. Craig Strafford, M.D.
     Wayne F. White

     Troy
     Rebeka Mohr Brown
     Richard J. Fraas
     Mark T. Hamler
     Robert R. Koverman
     Stewart I. Lipp
     George N. Meeker
     Max A. Myers
     Michael E. Pfeffenberger
     Jerrold R. Stammen
     Timothy J. Weaver

     Kentucky

     Carroll County
     Mark A. Andrew
     Perry S. Dean
     James Dorenbusch
     Robert C. Froman
     H. C. Jasper
     John T. Newcomb
     Layton L. Rouse
     H. Riddle Stout

     Marion County
     Donald Ball
     John Randall Donahue
     Kenneth A. George
     William J. Higdon
     Linda M. Myers
     John S. Smith

     Pendleton County
     Robert Bathalter
     Jim LaFollette
     Dixie Wyatt Owen
     David H. Pribble
     Jonathan Smith

     Indiana
     Southeastern Indiana
     (Lawrenceburg)
     John E. Borgman
     Douglas R. Denmure
     Robert Hastings
     Patricia Krider
     Donald Laker
     Mark J. Neff
     Johnny Nugent
     Sheldon A. Rox
     A. W. Stryker
     Walter C. Wilson

*Deceased December 1995

CORPORATE INFORMATION

Annual Meeting
There is a new location for the Annual Meeting this year. The Annual Meeting of Shareholders of Star Banc Corporation will be held at 11:00 a.m. (EDT), Tuesday, April 9, 1996, in the Fountain Room on the Second Floor at the Westin Hotel facing Fountain Square on Fifth Street in downtown Cincinnati, Ohio.

Financial Information
Additional financial or general information, including copies of this annual report, Form 10-K filed with the Securities and Exchange Commission, and interim reports published quarterly during the year may be obtained by contacting:
David M. Moffett, Executive Vice President and Chief Financial Officer, at the executive office address listed below or by calling (513) 632-4008; or Jennifer J. Finger, Senior Vice President and Manager, Corporate Development
(513) 632-4703

Media requests should be made to:
Steven W. Dale, Vice President and Director, Public Relations (513) 632-4524

Stock Listing
Star Banc Corporation common stock is listed under the symbol "STB" on the New York Stock Exchange.

Transfer Agent
Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address and dividend payment should be sent to the transfer agent at the following address:
Star Bank, N.A.
Securities Transfer Department
425 Walnut Street
Mail Location #5155
Cincinnati, OH 45202

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

This annual report has been produced on recycled paper.

Executive Offices
Star Bank Center
425 Walnut Street
Cincinnati, OH 45202

Federated Securities Corp., Distributor of The Star Funds
Star Bank is Investment Adviser to The Star Funds.
Products and services available through branch-based investment centers at Star include the Star Family of Mutual Funds; are not bank deposits and therefore are not obligations of or guaranteed by Star Bank; are not FDIC insured; involve investment risk, including the possible loss of principal. The investment centers offer a program of life insurance, annuities and securities products, available at Star Bank branches. Insurance and annuities are offered through InveStar Insurance Agency, Inc., an independent insurance agency licensed in the states of Ohio, Indiana and Kentucky. Securities products and services are offered through MDS Securities, Inc., a registered broker-dealer and member NASD/SIPC. Star Bank is not a registered broker-dealer. When making investment transactions through branch-based investment centers, you are dealing with representatives of MDS Securities, Inc. None of these companies is affiliated with Star Bank.

The financial section of this annual report has been produced on recycled paper.