Form 10-K, Exhibit 13
period 1996-12-31
STAR BANC CORP /OH/
filed 1997-03-31
CIK 36678

1996 ANNUAL REPORT
STAR BANC CORPORATION

BANK WITHOUT BOUNDARIES
THE FIVE STAR SERVICE GUARANTEE

Corporate profile

Star Banc Corporation (NYSE:STB) is a multi-state bank holding company, incorporated in Ohio. At December 31, 1996, total assets were $10.1 billion, and market capitalization was $2.7 billion. Headquartered in Cincinnati, Ohio, Star Banc Corporation is the parent of Star Bank, N.A., which, on December 31, 1996, operated 263 banking offices in Ohio, Kentucky and Indiana.

Ranked by asset size, Star Banc is the 61st largest banking organization in the country.

Star Bank actively meets the needs of individuals, business, industry, government entities and other financial institutions in all its market areas through a full range of consumer, commercial and trust financial products, including deposit, credit and investment services.

The Corporation's predecessor, Star Bank, N.A., (formerly named The First National Bank of Cincinnati) was founded in 1863 under National Bank Charter Number 24. Over the years, the bank grew in its own markets and by acquiring banks in other markets and merging them into its operations.

In 1973, the bank holding company now known as Star Banc Corporation was formed. All of its subsidiary banks were renamed Star Bank in 1988. In 1993, the Corporation merged 10 independent Star Banks into three banks, one per state in Ohio, Kentucky and Indiana. In 1996, those three banks were merged into a single entity, Star Bank, N.A.

Metropolitan Banking
Star Bank maximizes its ability to serve our Metropolitan Banking markets through the management of major independent lines of business--Consumer Banking, Commercial Banking and Trust Financial Services.

Community Banking
All of Star Bank's Consumer, Commercial and Trust products and services are offered and marketed through Star Bank offices in smaller urban and non-urban markets with local autonomy in resource allocation, community affairs, business development and pricing.

Ohio -- Akron, Canton, Cincinnati, Circleville, Cleveland, Columbus, Dayton, Eaton, Gallipolis, Hamilton, Hillsboro, Ironton, Portsmouth, Sidney and Troy.

Kentucky -- Boone, Campbell, Carroll, Kenton, Marion and Pendleton Counties in Northern and Central Kentucky.

Indiana -- Southeastern and Eastern Indiana, including Dearborn, Fayette, Randolph and Wayne Counties.

Subsidiaries

Star Bank, N.A.

Star Banc Finance, Inc.
A wholly-owned consumer finance company, headquartered in Cincinnati and licensed in Ohio, Indiana and Kentucky.

Miami Valley Insurance Company
An Arizona insurance agency which provides credit life and other similar insurance products to customers of Star Banc Corporation.

NYSE:STB

BUILDING BUSINESS THROUGH GUARANTEED SERVICE AND CUSTOMER CONVENIENCE.

The Five Star Service Guarantee

Giving our customers what they want, when they want it and on their terms. That's Star Bank's business strategy, and it is executed in part by delivering customer service that outclasses competitors and exceeds customer expectation. Star Bank introduced its Five Star Service Guarantee in 1996 at the Annual Meeting of Shareholders. Star made promises to its shareholders, customers and to the marketplace, and Star put its money where its promises were. Star has also made a commitment to set the standard for banking convenience, to be where our customers want us, with the products and services they want and be available to do business when our customers want to bank.

Bank Without Boundaries

Open to see the latest in banking convenience and guaranteed customer service inside.

In This Report
 2   Financial Highlights
 4   Letter to Shareholders
 6   Corporate Priorities & Initiatives
 8   Commercial Banking
10   Trust & Investment Services
12   Consumer Banking

Financial Section
15  Consolidated Six Year Selected Financial Data
16  Management's Discussion and Analysis
       Line of Business Results......................17
       Results of Operations.........................19
       Balance Sheet.................................25
34   Consolidated Financial Statements
38   Notes to Consolidated Financial Statements
56   Responsibility for Financial Statements
     of Star Banc Corporation
56   Report of Independent Public Accountants
57   Executive Officers of the Corporation
57   Corporate Directors
58   Banking Subsidiary Directors and
     Regional Advisory Boards
Inside Back Cover
     Corporate Information

SOME BANKS PROMISE GREAT SERVICE.  STAR BANK GUARANTEES IT!

Commitment to quality customer service is one of the key factors in Star's financial performance. The Five Star Service Guarantee, unique in the industry, was introduced in 1996, and is making a difference in attracting new customers and instilling confidence in current customers in all lines of business. Star Bank's Five Star Service Guarantee is backed by the reputation and operating structure of the organization...and with cash. If Star fails to deliver on one of our guarantees, the customer's account is credited with $5.00. That payment symbolizes Star's determination to satisfy our customers and give them the best possible service every day, a sure route to shareholder value.

"Checking and savings statements are accurate."
"ATMs available 24 hours a day, 7 days a week."
"Same day response on questions made before 3 p.m."
"Wait no more than 5 minutes in any Teller line."
"Telephone Customer Service Representatives available 24 hours every day."

CONVENIENCE THAT MAKES A DIFFERENCE. REMOTE BANKING, VISA CHECK CARD, MOBILE BANKING, BANK AT WORK, AND MORE.

Video Banking. Full-service, face-to-face electronic banking.
Star's first Video Banking Center opened in November 1996 in Columbus, Ohio.
An extended-hour "mini branch," it features a full-service, touch-screen video kiosk which allows customers to talk "face-to-face" with a Star representative via a two-way video screen. Individuals can open accounts, apply for loans, locate Star branches, get product information, even car prices! The cutting edge facility includes a Super ATM, a state-of-the-art night deposit and customer service phones, linked to our 24-Hour Customer Service. Video Banking Centers are cost effective extensions of Star's strategy to be where our customers want, when they want us.

24-Hour Remote Banking only at Star. 'Round the clock, 'round the world convenience.

The first in the nation with this totally integrated platform of banking convenience delivery options, Star Bank continues to enhance its comprehensive 24-Hour Remote Banking program which complements Star's ever-growing network of branch offices. Star's commitment to set the standard for customer convenience has resulted in the revolutionary line-up of customer options seen here: from Super ATMs which deliver account statements, postage stamps, and even foreign currency, to Voice Banking and bill payment by phone; from ScreenPhone banking and instant electronic catalog purchasing to full-service PC Banking at the click of a mouse; from Video Banking to interactive Internet Banking, Star Bank defines the future of customer convenience now.

Branch Banking
Super ATM
Voice Banking
ScreenPhone
PC Banking
Video Banking
Internet Banking


Visa Check Card.  One convenient card for ATM access and purchase power.
In 1996, Star launched the national rollout of the Visa Check Card, the card that transforms everyday purchasing activity and ATM access. Another component in Star Bank's inventory of customer convenience benefits, the Visa Check Card debits purchases from the cardholder's account, eliminating the need for check writing at more than 12 million locations worldwide where Visa is accepted. It provides the ease of a credit card without incurring charges, and the signed receipt and descriptive statement facilitate easy record keeping. The Visa Check Card is also the cardholders' access to Star's 24-Hour Customer Service system and a full-service ATM card for getting cash, making deposits, checking balances, transferring funds and more.

Corporate On-Site Banking. On-the-job banking convenience at major employers. In May 1996, Star Bank was selected to provide on-site banking and cashier services for The Procter & Gamble Company's Cincinnati Technical Centers and General Offices. As part of this agreement, Star Bank opened five full-service banking locations and four satellite offices at five Procter & Gamble facilities. With Star on-site, employers provide a valuable benefit to their employee base, and employees enjoy the convenience of in-house banking, plus assistance with international currency, and the full-range of credit and investment services available at Star.

Mobile Banking. Now Star goes where the action is.
Star Bank takes to the road with banking convenience putting dual ATMs on the scene wherever people gather in our markets. Engineered with satellite communications and full security, Star's mobile ATM van operates at locations which may be underserved, plus community affairs, sporting events, and other high-traffic locations. The van is fully-scheduled in the tri-state area to provide the widest access. Star's Mobile Banking van is providing banking services for thousands of sports fans during the NCAA women's basketball championship in Cincinnati. It will make on-site appearances at volunteer events, kids' basketball clinics, pre-game activities and at the arena on game days.

Loan By Phone. Easy application, fast approval.
After great success in several marketing promotions, Star's popular option of applying for consumer loans by telephone was expanded in 1996 to a full 24-hour, seven-day Loan By Phone service. Customers can call anytime to apply for installment loans, home improvement loans and home equity lines of credit. With underwriters linked directly to the call center, loans can be approved the same day, often in as little as two hours. Since inception, the percent of consumer loans applied for by phone has nearly quadrupled, a clear sign that our customers value Star's commitment to convenience.

In-Store Banking.  7 days a week, plus evening hours.
Full-service branch offices within supermarkets is a growing segment of Star Bank's multiple distribution channels. At year end 1996, Star operated 26 In-Store offices in our banking markets, with plans to double that number in 1997. In addition, we operate Super ATMs in Wal-Mart, Sam's Club and United Dairy Farmers stores. In-Store offices are a convenience boon for busy shoppers, as well as a cost effective option to gain market share in selected areas. With lower costs and higher sales per square foot, a multi-functional staff, joint marketing efforts with our retail partners and the opportunity to consolidate traditional offices into In-Store offices, In-Store Banking is a successful extension of our convenience strategy.

A Star Bank checking account is the key to banking convenience.

FIVE YEAR BAR CHARTS OF NET INCOME, EPS, DIVIDENDS, AVERAGE
BALANCES AND VARIOUS RATIOS:

                                      1992    1993    1994    1995    1996

Net Income                           $76.1  $100.3  $116.6  $136.6  $161.6 *
(in millions of dollars)

Earnings Per Share Fully Diluted     $0.84   $1.10   $1.29   $1.51   $1.82 *
(in dollars)

Common Dividends Declared Per Share  $0.35   $0.39   $0.47   $0.53   $0.63
(in dollars)

Average Shareholders' Equity to
Average Total Assets                  8.08%   8.50%   8.51%   8.24%   8.61%
(in percents)

Return on Average Equity             13.14%  15.65%  16.59%  17.57%  19.34%*
(in percents)

Return on Average Assets              1.06%   1.33%   1.41%   1.45%   1.67%*
(in percents)

Net Interest Margin                   4.70%   4.67%   4.55%   4.44%   4.78%
(in percents)

Efficiency Ratio                     61.34%  57.06%  55.84%  55.07%  51.22%*
(in percents)

Market Capitalization                $1.05   $1.04   $1.08   $1.78   $2.66
(in billions of dollars)

Average Shareholders' Equity        $579.5  $640.9  $702.6  $777.7  $835.6
(in millions of dollars)

Average Total Assets                 $7.17   $7.54   $8.25   $9.44   $9.71
(in billions of dollars)

Dividend Payout Ratio                40.35%  34.41%  35.89%  35.00%  34.69%
(in percents)

* Excluding SAIF assessment; see Financial Highlights on facing page.

Financial Highlights

(dollars in thousands except per share data)         1996   % change           1995   % change           1994
For The Year:
 Net income                                   $   158,359       15.9%   $   136,603       17.2%   $   116,591

Per Share: (a)
 Primary earnings                             $      1.79       17.8%   $      1.52       16.9%   $      1.30
 Fully diluted earnings                              1.79       18.5           1.51       17.1           1.29
 Common dividends declared                           0.63       17.6           0.53       12.8           0.47
 Preferred dividends declared                        3.00      (50.0)          6.00          -           6.00
 Year-end book value per common
   share outstanding                                 9.86        7.6           9.16       14.4           8.01
 Year-end market value per
   common share                                     30.63       54.4          19.83       63.6          12.13
-------------------------------------------------------------------------------------------------------------
Average Balances:
 Total assets                                 $ 9,705,620        2.8%   $ 9,439,626       14.4%   $ 8,252,244
 Earning assets                                 8,817,559        2.7      8,588,587       12.0      7,665,037
 Loans, net of unearned interest                7,255,113        8.8      6,669,806       16.6      5,721,667
 Deposits                                       7,643,960        4.1      7,343,698       17.0      6,278,879
 Shareholders' equity                             835,566        7.4        777,674       10.7        702,605
-------------------------------------------------------------------------------------------------------------
At Year-End:
 Common shares issued and
   outstanding (a)                             86,758,443                89,500,764                89,408,388
 Number of common shareholders                      8,112                     7,955                     7,858
 Number of employees                                3,988                     3,850                     3,707
-------------------------------------------------------------------------------------------------------------
Ratios:
 Return on average assets                            1.63%                     1.45%                     1.41%
 Return on average equity                           18.95                     17.57                     16.59
 Average shareholders' equity
   to average total assets                           8.61                      8.24                      8.51
 Risk-based capital ratios:
   Tier 1                                            7.64                      7.97                      8.66
   Total                                            11.88                     11.23                     12.16
 Leverage ratio                                      6.53                      6.23                      6.27
 Net interest margin                                 4.78                      4.44                      4.55
 Noninterest expense to net revenue                 52.06                     55.07                     55.84
 Noninterest income as a percent
      of net revenue                                28.80                     26.58                     25.10
 Noninterest expense to total
   average assets                                    3.18                      3.03                      3.15
-------------------------------------------------------------------------------------------------------------
Excluding SAIF Assessment:
 Net income                                   $   161,609       18.3%       136,603
 Noninterest expense                              303,211        5.9        286,214
 Fully diluted earnings per share                    1.82       20.5           1.51
 Return on average assets                            1.67%                     1.45%
 Return on average equity                           19.34                     17.57
 Noninterest expense to net revenue                 51.22                     55.07

(a) Share amounts have been restated to reflect a 3-for-1 stock split in 1996.

Fellow Shareholders:

We are pleased to report that, by any measure, 1996 was an outstanding year for your corporation. It was also the fourth consecutive year of earnings per share growth exceeding 17 percent.

Financial Results
Earnings per share, net income, return on average equity, return on average assets, noninterest income, the efficiency ratio and other key financial performance indicators all were at record levels. Loan growth was up, the net interest margin continued to expand, asset quality remained excellent, and every core line of business recorded its best year ever. These results do not mean that we are satisfied or complacent; on the contrary, they are simply a strong foundation on which we keep building.

Fully diluted earnings per share were $1.79, an increase of 18.5 percent over 1995. Net income reached the record level of $158,359,000, a 15.9 percent increase over 1995. Excluding the special one-time assessment to the Savings Association Insurance Fund (SAIF) included in third quarter 1996 results, fully diluted earnings per share would have been $1.82 or 20.5 percent over 1995, and net income would have been $161,609,000, an 18.3 percent increase over 1995.

Shareholder Returns
We are pleased that Star Banc's performance and growth in 1996 resulted in another year of record earnings and earnings per share. Our commitment to manage this company for the benefit of our shareholders is well-known, and it is gratifying that our shareholders' total return on their investment in Star Banc is among the best in the industry.

Fully diluted earnings per share increased 17.8 percent compared to 1995, the fifth consecutive year of earnings per share increases. We also increased the dividend by 17.6 percent in 1996, the 24th consecutive year of dividend increases. This increase follows a 12.8 percent increase in 1995 and a 20.5 percent increase in 1994. For the year 1996, total shareholder returns were
58.3 percent; over the last two years, the average annual return was 63.6 percent, and over the last three years, 42.4 percent.

Investing in the Corporation
A key requisite for producing the kind of financial results Star Banc posted in 1996 is continuous and astute investment in our business. The investments we have made in the corporation and earnings initiatives over the past several years are proving their value.

Investments are giving us the tools to carry out our commitment to be a sales and service organization delivering value-added financial products and services at competitive prices, when our customers want them and on their terms.

New technology and automation have cut costs and improved service, sales and delivery, as well as enhanced our product development capability. Technology has also helped us integrate acquisitions onto our systems efficiently and swiftly. Our investments in expanding our franchise through acquisitions are contributing to earnings and extending our presence in key markets. The modest investment we made in our 24-Hour Remote Banking initiative thrust Star immediately into a national front-runner position in providing unprecedented alternatives for customer access.

New Initiatives
We launched a number of new ventures in 1996 designed to be positive influences on earnings per share. We continue to expand our delivery channels and are continuously assessing new ones. New styles of offices, new configurations for existing ones and innovative locations increase our ability to market Star Bank services to diverse customer segments. Outstanding new products and services are attracting new customers and strengthening our relationships with existing ones. Joint ventures are putting us into profitable businesses quickly, and ahead of our competition. You can read further details about these initiatives in the sections of this report about our corporate priorities and our lines of business.

Five Star Service Guarantee
In April 1996, Star Banc introduced its Five Star Service Guarantee. In The Five Star Service Guarantee, Star promised that we always would deliver on five specific service standards, and if we failed to do so, we would credit the customer's account with $5.00. Though $5.00 is not a lot of money, it is a tangible symbol that we mean what we say when we guarantee superior service.
To date, Star has received an outpouring of positive response to The Five Star Service Guarantee from our customers, the press and the investment community. It seems everyone recognizes that outstanding service is a fundamental attribute of success. The number of times Star has made service redemption payments on the guarantee is infinitesimal compared to our total number of transactions. We are pleased about that, but at the same time, we do want to be sure that any customer who deserves the compensation receives it and recognizes Star's commitment to quality.

Growth Strategy
Star Banc's earnings growth strategies are not complex, and they govern our management decisions: Grow our core businesses through new products, customer service and convenience; make strategic, non-dilutive acquisitions when they meet our criteria for cost and earnings potential; persevere in our rigorous expense management; further raise sales and service capabilities to a level that attracts and keeps new customers, fully satisfies existing customers and outshines our competitors; collaborate in joint ventures with outside experts when it creates a faster, more economical, superior result; and allocate our resources for the benefit of the corporation and you, our shareholders.

The key to the success of these strategies, of course, is in the execution.
The growth recorded by all of our lines of business in 1996 indicates that both our growth strategy and our execution are working, and that we are headed in the right direction in terms of sales and marketing, the development of new products and services and our ability to fulfill the needs of existing clients. We continue moving our mix of business toward increased earning assets, with retail banking as a focal point. Our expanded, upgraded ATM network is generating higher revenues, as are investment sales at our branches. The introduction of the Visa Check Card and SmartMoney, a new savings vehicle, are new income producers.

The establishment of our consumer finance subsidiary was another revenue generation move by Star, and the results from the first year and a half of this business have exceeded our expectations. The great expansion of our Small Business Banking group, International Trade Services, Corporate Cash Management, Trust Custody, Personal Trust and other areas in all lines of business are generating increased noninterest income for the corporation. We are growing our businesses through many approaches and on many fronts.

Looking Ahead
The financial services industry is changing at such a fast pace that it is no longer enough to adapt quickly to change. Instead, Star Banc is committed to anticipating emerging needs, transforming ourselves as often and as swiftly as necessary and to settle for nothing less than leading the industry into the next century. It's a challenge Star Banc is up to.

As always, we remain focused on increasing the value of your investment in Star Banc Corporation; it is the reason we come to work each day.

Sincerely,

/s/ Jerry A. Grundhofer

Jerry A. Grundhofer
Chairman, President and Chief Executive Officer

CORPORATE PRIORITIES & INITIATIVES

Earnings Growth Strategies
- Growth of existing business lines
- Balance sheet management
- Capital management
- Improve operating leverage
- Accretive Acquisitions


Growing Our Lines of Business

Internal growth
Star Bank is comprised of 23 business lines within our Consumer Banking, Commercial Banking and Trust & Investment divisions. It is the continuous net income growth of these business lines which presents the best opportunity to meet our earnings per share and return on equity goals. Star is uncompromising about business line review. Monthly senior management reviews examine past results and future potential for performance improvement of every line.

THREE YEAR BAR CHART
LOAN PORTFOLIO MIX (IN PERCENTS)

                              12/94          12/95          12/96
COMMERCIAL COMPONENT          52.05          50.90          49.54
CONSUMER COMPONENT            47.94          49.10          50.46


Investment in Our Businesses
To fully support our core businesses, substantial investments have been made to facilitate revenue growth and return on equity capacity. Through 1997, cumulative capital expenditures will total $119 million since 1993, excluding acquisitions. Investment in information systems, including hardware and software, supports new processing capabilities and automation for better customer service, lower cost delivery and state-of-the-art products and services. Investment in our Retail Banking business includes the upgrading of our ATM network which generates additional fee income, plus our landmark 24-Hour Remote Banking initiative of multiple distribution and banking channels. In Commercial Banking, we invested in upgrades to improve loan processing and services. Additionally, another $190 million has been invested in franchise expansion and branch acquisitions to increase market share.

Strategic alliances
Star Bank has been able to dramatically expand its new ventures and initiatives through strategic alliances and partnerships with outside organizations. These alliances present outstanding opportunities to gain unique proficiency, achieve an immediate technological edge, enter new businesses and gain economies of scale. Our Remote Banking program, our recent railcar leasing joint venture, our Procter & Gamble on-site branches and our current alliance with the HongkongBank are prototypes of the benefits of partnership.

Pay for performance
Inherent in growing our lines of business and increasing profitability is the existence of a strong sales culture and incentive-based compensation. Every employee participates in one or more of Star's Pay for Performance compensation plans, which tie personal earnings to individual performance and to the financial results of the company, and thus linking employees' interests with those of our shareholders. In four years, Star's Pay for Performance program has evolved into a growing and intrinsic part of total compensation. In 1996,
13.3 percent of compensation expense was incentive-based, with about $17 million paid in incentives.

Comprehensive sales and service training programs in all lines of business support the increasing skills of our employees to identify and meet customer needs.

FOUR YEAR LINE CHART
TOTAL SHAREHOLDER RETURNS (IN PERCENTS)

                         5 YEARS     3 YEARS     2 YEARS     1 YEAR
STAR BANC                 33.9        42.4        63.6        58.3



Acquisitions
Star Banc's acquisition policy is uncommonly disciplined and explicit. Acquisition explorations are focused on gaining market share, primarily in existing metropolitan markets. Management expects that any acquisition will enhance market share, will bolster Star's core funding base and will be a positive influence on earnings per share. In addition, expected return on investment must exceed the cost of capital. Major acquisitions recently in Columbus and Cleveland have met these criteria, and in 1996 two smaller, but vital acquisitions did as well.

In November 1996, Star announced the acquisition of seven AmeriFirst Bank branches located in several communities in and around Greater Cincinnati and Dayton, Ohio, with approximately $100 million in deposits. The acquisition closed in February 1997. Earlier, in July 1996, Star completed the acquisition of four National City Bank branch locations in the Connersville, Indiana, area consisting of approximately $60 million of deposits and nearly $25 million of primarily retail and small business loans. The acquisition vaulted Star from sixth place to first place in that market.

Expense Management
With an efficiency ratio that is among the best in the industry, Star keeps an unwavering focus on expense management. With processing, operations, product development, information systems and other corporate functions already centralized to reduce infrastructure and overhead costs, Star has streamlined its branch network through select consolidations, invested in cost saving technology, outsourced selected functions and become proficient at developing strong retail partners for economical in-store locations. Additionally, in June 1996, Star merged its three independent banking subsidiaries into a single entity, realizing the correspondent cost savings. Several employee incentive plans reward extraordinary cost control ideas. Concurrent with Star's emphasis on cost control is the equal significance placed on revenue generation, and you will read more about our aggressive sales efforts in the line of business sections of this report.

Capital Management
The corporation's clear shareholder predisposition is reflected in the corporation's management of capital. Star's strong internal capital generation rate has allowed Star Banc to initiate an aggressive stock repurchase program. In December 1996, Star increased shares authorized for repurchase to nine million shares over the next three years. The reacquired shares will be held as Treasury shares for reissue through the corporation's employee benefit plans. Star increased the dividend by 17.6 percent in March 1996, the 24th consecutive year of dividend increases.

FOUR YEAR BAR CHART
DIVIDEND GROWTH

          1993          1994          1995         1996
          0.39          0.47          0.53         0.63
         11.4%         20.5%         12.8%        17.6%


Operating Strategy
- Centralized product management and operations
- Centralized staff and risk management functions
- Decentralized business development, marketing and pricing
- Common data processing system
- Multi-channel consumer product delivery
- Pay for performance compensation
- Strong sales culture
- Maintain low risk profile


PIE CHART OF REVENUE BY BUSINESS LINES (IN PERCENTS)
A.  12.2% Trust
B.  26.7% Commercial
C.  61.1% Consumer

COMMERCIAL BANKING

Star Bank originated as a Commercial banking organization 134 years ago, and has occupied a leadership position in that line of business since 1863, through enormous changes in banking and fluctuating economies and in all the markets Star serves.

Technological advances support the essential characteristics of sound commercial banking which endure at Star Bank: knowledgeable and experienced lenders, industry and market expertise, tenacious calling efforts and prudent underwriting standards.

International Trade Services and Cash Management round out a comprehensive array of commercial services for middle market and large corporate clients. In addition, Star entered a new business endeavor in 1996, an extension of our Equipment Finance operations.

Although Star Banc Corporation is headquartered in Cincinnati, regional commercial banking officers and on-site staff deliver the same breadth and quality of service in every Star market. Our tremendous growth in thriving Northern Ohio, incorporating Cleveland, Akron and Canton, reflects the caliber of Star's Commercial bankers and the service they deliver. Our Commercial operations in the Northern Ohio and Central Ohio markets have recently been placed under the management of Regional Chairmen who are members of the Managing Committee, comparable to the Commercial Banking organizational structure employed in Greater Cincinnati.

International Trade Services
Continued technological enhancements in this business, plus the skill and experience of our International bankers, position Star as a leader in this specialized field. Just as important is the extent of our international network, which was expanded this year by our trade service arrangement with the HongkongBank in Hong Kong, one of the world's largest banks. This alliance broadens the variety of trade services we offer corporate clients with business dealings in the Asia-Pacific region. Our initiation of an automated Canadian cash management system is another benefit to clients dealing with Ohio's largest trading partner. Serving importers and exporters across all industry and service sectors in Ohio, Kentucky and Indiana, Star maximizes the potential of the global-minded tri-state market.

Income from this line of business increased 21 percent in 1996. Regional offices cover the international trade services needs of clients in all Star markets, and this is an inherent component of our Commercial Banking business.

Commercial Banking Lines of Business
- Commercial Real Estate
- Middle Market Banking
- National Accounts
- Cash Management
- Equipment-Lease Finance
- Structured Capital
    (Asset Based Lending)
- International Trade Services
- Financial Institutions
- Municipal Finance

Corporate Cash Management
Customized cash management programs fit the specific needs of our corporate and small business clients, working in tandem with the client's business operation to manage, control and invest available funds, while reducing administrative expense and increasing management information. Star Bank offers a full line of cash management services including: balance reporting, ACH, account reconciliation, controlled disbursement, EDI, wires and lockbox.

Star Bank clients benefit by outsourcing payable and receivable functions to Star Bank, and we are able to assist clients by electronically paying vendors through EDI or by printing, mailing and reconciling paper checks. We also can facilitate all other types of EDI transactions. Clients who bill large volumes of consumers outsource their statement function to Star Bank, facilitating automated posting of their receivables. Our unique customization of consumer lockboxes accommodates client needs.

In 1996, Star Bank launched two new services, StarViewCM -- a state-of-the-art, WindowsTM based funds and account management workstation, and TaxComm -- a touch phone tax payment service that enables businesses to deposit all types of state and federal taxes. At year end 1996, Cash Management revenues showed a
24.4 percent increase over 1995.

Equipment-Lease Financing
Star Bank is in the growing business of financing income producing personal property, including transportation vehicles, industrial and manufacturing equipment, office and computer equipment, aircraft and railroad equipment for established companies doing business in the tri-state market and adjacent regions. Our experience and success in this business led to a new business enterprise in 1996. Star Bank entered a joint venture, DJJ Leasing, to lease railcars with the David J. Joseph Company to capitalize on the aging railcar fleet and consequent national railcar shortage. To date, more than 500 cars are purchased and under lease, primarily coal cars and mill cars to haul scrap metal, to public and private railroad operators. This extension of a business we know well, with a respected company who is also a long time customer, is another example of our strategy to form productive alliances.

Structured Capital
Star now has offices which serve all of our tri-state market area, plus adjacent markets in Pennsylvania, Michigan, Tennessee and West Virginia. With a focus on manufacturers, distributors, select retail and service-related companies, Structured Capital provides asset-based lending services to finance leveraged buyouts, recapitalizations, turnarounds, growth financing and secured bridge loans. Loan sizes generally range from $3-$25 million, plus larger syndicated and agented transactions to borrowers with annual sales ranging from $15 million up. Intensifed sales and marketing through calling efforts to intermediaries and prospects support the expertise of a veteran staff, thoroughly experienced in this specialized lending business. Year-to-year asset growth was 27.3 percent.

Commercial Real Estate
Star's Commercial Real Estate portfolio is primarily in-market, with the portfolio evenly split between income producing and investor-owned properties. This line of business represents about 25 percent of Star's Commercial Banking revenues, with total assets of $1.1 billion in 1996, a year-to-year asset growth of 9.5 percent.

Middle Market Lending
Star focuses on middle market commercial lending to companies with sales up to $250 million. This business is essentially in-market and relationship based, and our customers value Star's extensive market knowledge and experience in this core business. The loan portfolio is well-diversified among industries. We have implemented aggressive business development strategies in all our markets, emphasizing our competitive advantages of experience, personal service, responsiveness and creativity, while maintaining sound underwriting standards. Middle market lending is not only one of the corporation's strengths, it also provides us with the opportunity to cross sell numerous other services, particularly International, Cash Management and Trust.

TRUST & INVESTMENT SERVICES

Revenues from Trust and Investment services amounted to $47 million in 1996, an increase of $6 million or 13 percent over the prior year. Star operates Trust offices in 10 markets, including the major metropolitan areas of Akron, Cincinnati, Cleveland, Columbus and Dayton, Ohio; plus other offices in Butler County, Ohio; Southeastern Ohio and Troy, Ohio; and established operations in Indiana and Kentucky. At year end, Trust assets under investment management or administration totaled $30 billion, a 40 percent increase over the year before.

New products and services, intensified calling efforts, a growing client base and a strong investment market combined to produce a record breaking year for this line of business.

Trust Custody
Star's Custody service continued its substantial growth rate in 1996, providing securities settlement, custody and cash management for mutual funds, financial institutions, insurance companies, registered investment advisers and individuals. Particularly significant was the increase in the Mutual Funds Custody area. At year end, Star provided this service to 64 mutual fund families representing 160 mutual funds, an increase of 54 percent, versus 1995. Trust assets under custody recorded a two-year compound average growth rate of
74.3 percent, and fee income from this division soared more than 40 percent over 1995.

Corporate Trust
Recognized as one of the leading bond servicing providers in the Midwest, Star's Corporate Trust offers bond registrar, paying agent, bond trustee, escrow accounts, stock transfer and structured finance. Professional expertise and in-depth experience are critical in an area as specialized as Corporate Trust services, and Star has excelled in this line of business since 1929.

Investment and Mutual Funds
The Star Funds, a family of nine proprietary mutual funds for which Star Bank is the investment adviser, ended the year with $1.9 billion invested. Year-to-year asset growth was over 50 percent. In December 1996, The Star Funds' Relative Value mutual fund was recognized by The Wall Street Journal and Morningstar. In addition, both The Star Fund's Relative Value Fund and Growth Equity Fund were recognized by Lipper Analytical Services, Inc. A tax-free bond fund is the newest member of the Star Funds family.

The Star Funds achieved a marketing coup during 1996 when they announced StarPoints, an unprecedented offer to potential investors in The Star Funds. StarPoints rewards new investors in Star Funds with frequent flier points, one for each dollar invested. At 50,000 points, the investor earns one round-trip domestic ticket on any U.S. airline.

Joining the Investar Advantage Annuity, a fixed annuity with proprietary investment service, introduced in 1995, a new variable annuity in conjunction with Ohio National Financial Services was introduced in 1996. Labeled Investar Vision, the annuity offers 14 investment options, three of which are managed by Star Bank.

During 1996, Star Bank affiliated with an innovative program called "V.O.I.C.E."TM (Vision for Ongoing Investment in Charity and Education) which allows individuals and institutions establishing a new agency account and investing in The Star Funds to designate an eligible institution to receive a contribution from Star Bank, based on a percentage of the amount in the account. The V.O.I.C.E. program is provided at no cost to the investor.

Employee Benefits
Star's Employee Benefits Group offers a full range of retirement plan products designed to meet the needs of any size employer. Our product line includes: defined benefit and money purchase pension plans, profit sharing plans and non-qualified deferred compensation arrangements, as well as traditional and daily valued 401(k) plans. From the Omni-Star 401(k), designed specifically for the smaller employer, to the AllStar 401(k) for the larger employer, we have a 401(k) plan to meet any objective. Introduced in 1995, the AllStar 401(k) has become one of Star's most attractive products, offering daily valuation with 24 hour access to account information and an array of diversified investment options. This concept has been expanded to include a product for nonprofit organizations with the introduction of the AllStar 403(b) retirement program.

Private Banking Group
A growing network of client referrals and heightened calling programs resulted in an outstanding year for the Private Banking Group. Our Private Bankers are customization experts who work with each client individually to orchestrate a wealth management program to suit specific circumstances and financial goals. We build solid client relationships by becoming the client's confidential envoy to the bank's full scope of credit, investment and asset management services, across all lines of business. We are pleased that many of our new relationships are the results of referrals by appreciative clients, a reflection of the level of performance and personal service offered by Private Banking. There are now Private Banking locations in Cincinnati, Cleveland, Akron, Columbus, Dayton and Northern Kentucky, fulfilling complex financial requirements of physicians, attorneys, CPAs, business leaders, entrepreneurs, corporate executives and other high income, high net worth individuals. In 1996, total loans increased
19.1 percent and total deposits increased 21.5 percent.

Personal Trust
Star Bank provides a wide variety of personal financial and asset management services. The three branches of Personal Trust are Traditional Personal Trust, Retail Trust and Family Asset Management. Among them, they contribute more than half of Trust & Investment revenues. Revenues from Personal Trust increased 11 percent in 1996, and average year-to-year asset growth was 30 percent.

Our LifeCycle investment account, introduced in 1994, continues to increase our client base among a generally younger market segment. LifeCycle is a sound introduction to the benefits of consistent planning and investment through the stages of life and combines personal attention with proven investment strategies.

Charitable Services
Star Bank has a long history of providing investment and administrative services to charities, foundations and endowments. Star Bank's Charitable Trust, Foundation and Endowment Services Group was specifically created to meet the unique needs of these organizations. We understand the challenges facing the not-for-profit community and respond by working closely with organizations to create innovative programs to address specific administrative, investment and planned giving needs.

Professional Sports Division
The year 1996 was another great year for the Pro Sports Division. This unique group provides wealth management services to pro athletes all over the country. The Pro Sports Division recognizes the athletes' uncommon financial circumstances and requirements and extends services such as asset management, Private Banking, bill payment and and post-career planning. Last year, two of the first five NBA draft picks and six first or second round NFL draft picks became clients of our Pro Sports Division, selecting Star to manage their financial affairs. Star was particularly interested in Super Bowl XXXI, as we had clients on both the Green Bay Packers and the New England Patriots.

CONSUMER BANKING

The extensive branch network that comprises Consumer Banking's Metropolitan and Community Banking businesses provides the main source of the corporation's deposits, which is an integral part of Star's strategy to remain core funded. These branches also are a key access point for the principals and employees of the businesses served by our Commercial Banking business, as well as the primary contact point for our Small Business Banking clients.

In both Community Banking and Metropolitan Banking markets, Star makes a major investment in a high quality, productive work force. Hiring standards are rigorous, and training is intense and ongoing. Incentive compensation at the branch manager, platform and teller levels is weighted to sales production and quality of service and is linked to individual and branch performance.

The operating structure of Consumer Banking is divided into Branch and Non-Branch delivery divisions. Through strategic acquisitions and the placement of new start-up locations, Star continues to build its branch network to increase market share, while simultaneously increasing alternate means of access to the bank through multiple distribution channels.

Two key branch acquisitions were completed in the past calendar year in Metropolitan and Community markets. Details about those acquisitions can be found on page 7 of this report.

Multiple Distribution Channels
- Traditional Branch Offices
- Corporate On-Site Offices
- Retirement Center Offices
- In-Store Offices
- Video Banking Centers
- Remote Banking Options
- Mobile Banking

Revenue Enhancement
Concurrent with Star's notable expense control culture are continuous sales and marketing initiatives for revenue enhancement. Sales and service training and sales management programs have been expanded to incorporate more courses and extended to reach every Consumer Banking employee. Additionally, methods used rarely by banks, but routinely by other large sales and service businesses, such as sales rallies, calling and telemarketing "blitzes," intracompany competitions and award events are raising the level of skill, enthusiasm and achievement among employees.

Customer Profiling, an in-depth, one-on-one dialogue with customers and prospects has increased Star's ability to match customer needs with the right products and services. Other means of pinpoint marketing include direct mail communications which we target at identified needs, based on our growing understanding of our customers, achieved through profiling and relationship data mining.

Every branch office and district develops a sales and marketing plan, based on demographics, customer base, market penetration and local sales management. These plans guide local activities, selected campaigns, point of sale displays and branch goals for the year, a focused micro plan within the corporation's more global marketing activities.

In 1996, a new loan production office was opened in Ashland, Kentucky, to generate consumer, small business and commercial loans. The office exceeded goals in its first year of operation.

New products and services play a central role in Star's sales and revenue building strategies, as well as the continued drive to raise the bar for customer convenience. Star's new SmartMoney Account, a higher rate savings plan, was introduced in February 1997, and our new EquiLine With LockRate product is our successful home equity line of credit product, with the added benefit of multiple fixed rate loans within the line, at the customer's option. Our Remote Banking initiative, introduced at the end of 1995, has been enhanced and upgraded, with more enhancements planned for 1997.

Strategic Alliances
Alliances with outside partners have accelerated Star's ability to reach the market with cost effective locations, distribution systems and new products. Key among these is our growing number of partnerships with quality retailers, together with whom we have opened 26 In-Store offices at year-end 1996, and with whom we expect to double that number by year-end 1997.

Our Remote Banking breakthrough was launched with unprecedented speed and cost effectiveness only through the partnerships we forged with internationally renowned technology and communications companies, each of whom provided distinct expertise and capability to the creation of an industry first. These same alliances will see us through Remote Banking II, as well. See the special section at the front of this report for more Remote Banking detail.

Star's partnership with consumer products giant, Procter & Gamble, Cincinnati's largest private sector employer, made possible our successful entry into corporate On-Site Banking. Our penetration into that employee base and our ability to add value to P&G's formidable line-up of employee support programs have confirmed this as an advantageous distribution track.

Other partnerships have led to new products such as the Visa Check Card debit card, the CollegeCard educational expense credit card, and Star's exclusive arrangement with Xavier University in Cincinnati to provide their campus "Musketeer All Card."

In addition to the deposit and savings products and services within our Consumer Banking line of business, the following businesses offer further opportunities.

Card Services
Card Services represent a significant line of business in Consumer Banking, and the portfolio reached more than $420 million in 1996. The growing card portfolio represents the powerful direct marketing programs and the creative payment, rate and benefit options developed within the line. StarMiles, our landmark frequent flier reward program is cited as one of the most advantageous card promotions in the country, including mentions on the NBC Today Show and in SmartMoney magazine. Mexico, Canada and Caribbean destinations were recently added to the program. A new "frequent user" program, Dining Rewards, began in February 1997. In addition, a series of balance transfer offers has increased outstandings.

Card Services also provides merchant services and processing for a growing number of customers. Star has been named as the settlement and issuing bank for CollegeCard, a credit card to be used only for educational expenses. More than 30 colleges and universities are participating in the CollegeCard program, marketed by Southwest Student Services, Inc. Merchant services revenue increased 21 percent in 1996.

Star's Commercial Card has been well received by our business customers who are able to distribute multiple cards to their employee base for business expenses. Star provides the comprehensive tracking and reporting which make this such a value-added service.

Investment Services
Star makes available a branch-based investment service which provides access to a variety of mutual funds (including The Star Funds, managed by Star Bank) and annuities (including proprietary offerings). Star makes investments in mutual funds and annuities possible through an outside provider who fields a top quality, dedicated marketing force. This team is able to offer alternatives and answer questions for clients who prefer to make such financial decisions within the familiar surroundings of their bank. In addition, annuities are sold also by licensed agents who are dual employees of both Star Bank and Investar Insurance Agency, Inc. Sales by these dual employees exceeded $5 million in 1996, and income from mutual fund and annuity sales increased 79 percent.

Consumer Credit
The growth of our consumer credit portfolios is one of Star's strategies for earnings growth, as we continue our move to change the mix of earning assets. Consumer credit now represents more than 50 percent of the corporation's total loan portfolio, the result of more aggressive marketing and competitive pricing, plus our increasing command of sales skills. Consumer credit incorporates all installment lending, student loans, indirect vehicle and marine lending and leasing, home equity loans and lines of credit and residential real estate, as well as Card Services, Small Business Banking and Star Banc Finance, Inc.

Small Business Banking
Created just two years ago, Business Banking markets financial packages targeted to companies with annual sales of up to $5 million. These companies, with unique needs, have been underserved by traditional commercial banking in the past, and Star has developed products expressly for them. Business Star Reserve, a special line of credit is one example, and a cash management and Remote Banking package specifically for small business is being introduced in 1997. Asset quality is maintained through centralized underwriting with credit scoring. Business Banking loans increased more than 40 percent in 1996 over the year before, and Star ranks in the top 50 banks in terms of small business portfolio size. Increases are due in part to Star's regular Calling Blitz program which has proved very successful: equipped with information from our data bases, a phone squad of Star bankers spends a day calling prospects and leads, setting up appointments for upcoming sales calls by our Business Banking calling officers. The Calling Blitz phone squads get effusive positive reinforcement through incentives, refreshments, scorecards and frequent drop-in visits from senior management!

Star Banc Finance, Inc.
Consumer finance company
Star Banc Finance, Inc., Star's Consumer finance subsidiary, began operation in mid-1995 to expand Star's credit services market penetration. This line of business ended the year 1996 with $134 million in loan outstandings, an increase of 241 percent over year-end 1995. This increase was due primarily to a rapidly growing broker business, a successful direct mail program, growing product lines and staff expertise. Our centralized underwriting standards are appropriately conservative for this business, and lending is priced according to risk. Star Banc Finance opened its first regional office in September 1996, in Louisville, Kentucky, and we will expand our presence to other regional markets in 1997. Growth plans include expanded direct marketing, closer ties to existing Star Bank correspondent banks and increased auto dealer relationships. New products introduced in 1996 include a successful program which finances funeral expenses for customers who may not have access to estate funds at the time of funeral preparations. Another new product is the preapproved, unsecured Check Letter which allows the customer to simply endorse the back of the check, which is also a contract.

Consolidated Six Year Selected Financial Data

(dollars in thousands except per share data)                                                                        5 Year
                                                                                                                  Compound
                                        1996         1995         1994         1993         1992         1991  Growth Rate
Results of Operations
Interest income                   $  735,525   $  710,404   $  569,724   $  518,167   $  541,421   $  576,753         5.0%
Interest expense                     317,326      332,196      223,618      194,691      233,038      307,333         0.6
Net interest income                  418,199      378,208      346,106      323,476      308,383      269,420         9.2
Taxable equivalent
  adjustment(a)                        3,300        3,356        3,069        3,283        4,479        5,864       (10.9)
Taxable equivalent
  net interest income                421,499      381,564      349,175      326,759      312,862      275,284         8.9
Noninterest income                   170,522      138,124      117,015      112,890       99,644       81,981        15.8
Net revenue                          592,021      519,688      466,190      439,649      412,506      357,265        10.6
Noninterest expense                  308,211      286,214      260,311      250,849      253,011      215,528         7.4
Provision for loan losses             40,773       25,101       24,372       33,008       40,898       39,913         0.4
Net income                           158,359      136,603      116,591      100,273       76,119       65,832        19.2

Per Share(b)
Primary earnings                  $     1.79   $     1.52   $     1.30   $     1.13   $     0.87   $     0.75        19.0%
Fully diluted earnings                  1.79         1.51         1.29         1.10         0.84         0.74        19.3
Common stock cash
  dividends declared                    0.63         0.53         0.47         0.39         0.35         0.33        13.5
Year-end book value                     9.86         9.16         8.01         7.44         6.70         6.19         9.7
Year-end market value                  30.63        19.83        12.13        11.67        12.00         8.33        29.7

Average Balances
Loans, net of
  unearned interest               $7,255,113   $6,669,806   $5,721,667   $5,146,341   $4,926,900   $4,718,795         9.0%
Investment securities              1,531,349    1,901,722    1,900,290    1,592,210    1,341,917      883,411        11.6
Money market instruments              31,097       17,059       43,080      264,502      383,255      262,947       (34.8)
Total interest-earning assets      8,817,559    8,588,587    7,665,037    7,003,053    6,652,072    5,865,153         8.5
Total assets                       9,705,620    9,439,626    8,252,244    7,542,798    7,171,898    6,336,096         8.9
Noninterest-bearing deposits       1,345,296    1,188,364    1,065,933    1,036,141      925,338      765,952        11.9
Interest-bearing deposits          6,298,664    6,155,334    5,212,946    5,085,718    4,955,133    4,426,203         7.3
Total deposits                     7,643,960    7,343,698    6,278,879    6,121,859    5,880,471    5,192,155         8.0
Short-term borrowings                898,025    1,014,552      995,901      621,482      498,014      463,024        14.2
Long-term debt                       162,840      163,788      155,172       54,308       59,906       45,937        28.8
Shareholders' equity                 835,566      777,674      702,605      640,868      579,486      529,312         9.6

Ratios
Return on average assets                1.63%        1.45%        1.41%        1.33%        1.06%        1.04%
Return on average equity               18.95        17.57        16.59        15.65        13.14        12.44
Net interest margin                     4.78         4.44         4.55         4.67         4.70         4.69
Noninterest expense to
  net revenue                          52.06        55.07        55.84        57.06        61.34        60.33
Dividend payout ratio                  34.69        35.00        35.89        34.41        40.35        44.33
Tier 1 risk-based capital               7.64         7.97         8.66        11.10        10.64        10.70
Total risk-based capital               11.88        11.23        12.16        12.41        11.99        12.10
Leverage(c)                             6.53         6.23         6.27         8.24         7.51         7.96
Average shareholders' equity
  to average total assets               8.61         8.24         8.51         8.50         8.08         8.35

(a) Taxable equivalent adjustment was calculated utilizing a marginal federal income tax rate of 35 percent for 1993-1996 and 34 percent for the years 1991 and 1992.
(b) Share amounts have been restated to reflect a 3-for-1 stock split in 1996.
(c) Defined as tier 1 equity as a percent of average fourth quarter assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FIVE YEAR BAR CHART OF FULLY DILUTED EARNINGS PER SHARE
(In Dollars)
          1992          1993          1994          1995          1996
         $0.84         $1.10         $1.29         $1.51         $1.79

OVERVIEW
Star Banc Corporation ("the Corporation") reported record earnings for 1996 with an increase of 15.9 percent to $158,359,000, compared to $136,603,000 in 1995 and $116,591,000 in 1994. Restated for a three-for-one stock split declared in December, 1996, primary and fully diluted earnings per share for 1996 were $1.79. This compares to primary earnings per share of $1.52 in 1995 and $1.30 in 1994 and fully diluted earnings per share of $1.51 in 1995 and $1.29 in 1994. Table 1 provides a summary of significant items affecting the change in primary earnings per share for 1994 through 1996.

Included in 1996 was a special one-time assessment to recapitalize the Savings Association Insurance Fund (SAIF). Star Banc Corporation's pre-tax SAIF assessment was $5 million, which reduced fully diluted earnings per share by $0.03. Excluding this assessment, net income for 1996 was $161,609,000, an
18.3 percent increase over 1995. On the same basis, fully diluted earnings per share was $1.82, up 20.5 percent over 1995.

Earnings results for 1996 reflected a 14.8 percent increase in tax equivalized net revenues (excluding gains/(losses) on sales of securities) in addition to continued reduction in the Corporation's noninterest expense ratio. The Corporation's return on average assets and return on average equity increased to 1.63 percent and 18.95 percent, respectively, in 1996. This compares to a return on average assets of 1.45 percent in 1995 and 1.41 percent in 1994 and a return on average shareholders' equity of 17.57 percent in 1995 and 16.59 percent in 1994.

Tax equivalized net interest income increased $40 million or 10.5 percent in 1996. This increase was the result of a 34 basis point increase in net interest margin and an improved mix of earning assets from securities into higher yielding loans. Also contributing to the increase in net interest income was a $229 million or 2.7 percent increase in average interest-earning assets.

Excluding gains/(losses) on sales of securities and the SAIF assessment, noninterest income increased $37 million or 27.0 percent in 1996, while noninterest expenses were up $17 million or 5.9 percent over 1995. Noninterest expenses were up due in part to branch acquisitions in 1995 and 1996. The provision for loan losses increased $16 million or 62.4 percent in 1996 as a result of loan growth and increases in net charge-offs. Net charge-offs increased to 0.40 percent of average loans in 1996, up 19 basis points from 1995, but still below historical and national levels.

Total assets at December 31, 1996, were $10.09 billion, up 5.4 percent from $9.57 billion a year earlier. Total loans, net of unearned interest, were $7.59 billion at the end of 1996, compared to $6.93 billion at the end of 1995. Loan growth was led by a 21.7 percent increase in retail loans in 1996. Deposits totaled $7.88 billion and $7.69 billion at December 31, 1996 and 1995, respectively. The increase in deposits was due to an increase in core deposit levels, primarily demand deposit accounts.

In 1995, the Corporation established Star Banc Finance, Inc., a new consumer finance subsidiary. Star Banc Finance provides nontraditional consumer credit products to a wider sphere of customers within our current markets and will allow the Corporation to compete more effectively with other non-bank credit providers. As of December 31, 1996, Star Banc Finance had reached $134 million in loans outstanding, a $95 million increase over the previous year, and has exceeded its earnings goals for 1995 and 1996.

MERGERS AND ACQUISITIONS
On June 14, 1996, the Corporation merged its Kentucky and Indiana banks into Star Bank, N.A. This allows customers to make deposits and complete transactions at over 260 branch offices in Ohio, Kentucky or Indiana.
On July 15, 1995, the Corporation's largest subsidiary, Star Bank, N.A. ("the Bank"), acquired 24 Columbus, Ohio area branch offices from Household Bank, Federal Savings Bank. This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In purchasing these branches, the Bank received $564 million in cash and $645 million in deposits for a premium of $64 million. A portion of the cash received was invested in U.S. Government Agency backed or Agency issued mortgage-backed securities, with the remainder being used to reduce short-term borrowings of the Bank.

This acquisition greatly enhanced the Corporation's Central Ohio operations and made Star Bank one of the top five financial institutions in the Columbus market. This acquisition had a positive impact on net income and earnings per share since 1995.

The Corporation has continued to make acquisitions in order to enhance its branch network. On July 14, 1996, the Bank completed a purchase of four branch offices in Connersville, Indiana from National City Bank, adding $63 million in deposits. In November 1996, the Bank announced the acquisition of seven branch offices with approximately $100 million in deposits, from AmeriFirst Bank. These branches are located in several communities in southwestern Ohio. This acquisition will be completed in the first quarter of 1997.

Table 1 -- Analysis of Primary Earnings Per Share --
                                                         Dollar Change B/(W)
                                                          1996 vs.  1995 vs.
                                1996    1995(a)   1994(a)     1995      1994
Interest income               $ 8.31    $ 7.89    $ 6.36    $ 0.42    $ 1.53
Interest expense               (3.59)    (3.69)    (2.50)     0.10     (1.19)
Net interest income             4.72      4.20      3.86      0.52      0.34
Provision for loan losses      (0.46)    (0.28)    (0.27)    (0.18)    (0.01)
Noninterest income              1.93      1.54      1.31      0.39      0.23
Noninterest expense            (3.48)    (3.18)    (2.91)    (0.30)    (0.27)
Income taxes                   (0.92)    (0.76)    (0.69)    (0.16)    (0.07)
Primary earnings per share    $ 1.79    $ 1.52    $ 1.30    $ 0.27    $ 0.22


(a) Share amounts have been restated to reflect a 3-for-1 stock split in 1996.


LINE OF BUSINESS RESULTS
For its internal reporting and planning process the Corporation has identified three major lines of business: Consumer Banking, Wholesale Banking, and Trust/ Private Banking. Table 2 provides a condensed income statement, selected average balances and performance ratios for each line of business in 1996. This information is derived from the internal reporting system used by management to review the financial performance of the various lines of business of the Corporation.

Unlike financial reporting under generally accepted accounting principles, there is no authoritative body or guidance in existence for internal financial reporting. The internal reporting system uses internal management policies and practices which support the structure of Star Banc Corporation and are not necessarily comparable with similar information for other financial institutions. Additionally, methodologies may change from time to time as accounting and application systems are enhanced or business products change. The financial results and performance ratios reflect direct revenues and expenses of each line of business, in addition to allocations of revenues, expenses, assets and liabilities. A match-funded transfer pricing system is used to allocate interest income and interest expense. The allowance for loan losses and associated provision are allocated based on risk weightings and net charge-off experience for the various loan types within each business line's portfolio. Capital is assigned to each line of business on a risk-adjusted basis.

The Treasury/Other group includes the aggregate of interest rate risk from all lines, in addition to the investment and residential mortgage portfolios. Consolidated equity in excess of the equity assigned to the business lines is shown in the Treasury/Other corporate group. A certain amount of the Corporation's capital will remain unallocated at any point in time and can be used to fund acquisitions, product expansion and internal growth in various business lines.

A description of each of the Corporation's primary lines of business is presented below.

Consumer Banking
Consumer Banking provides deposit, installment and credit card lending, leasing, investment, payment system and other financial services to individuals and small businesses. These services are provided through retail branch offices, ATMs, voice banking, PC and video banking options, in addition to Star's 24 hour customer service. The Consumer Banking division serves customers in both our metropolitan and community banking markets. Included in the Consumer Banking group is Star Banc Finance, Inc., the Corporation's new consumer finance subsidiary.

Consumer Banking provided 44.5 percent of the line of business earnings in 1996. Earnings for Consumer Banking include allocations of intangible assets and the associated amortization from all acquisitions of deposits and branch offices.

Total average loans of the Consumer Banking group grew 15.1 percent in 1996, led by retail leasing which was up 49.9 percent. Credit cards and other installment lending were up 35.3 percent and 8.0 percent, respectively. Included in 1996 were two credit card portfolio purchases totaling $17 million in outstandings, in addition to a 12.0 percent increase in its customer base.

Wholesale Banking
Wholesale Banking provides traditional commercial lending, asset based lending, commercial real estate, equipment financing, cash management services and international trade services to businesses and governmental entities.
Wholesale Banking provided 39.3 percent of the line of business earnings in 1996.

Average assets of the Wholesale Banking group grew 10.2 percent in 1996, led by a 27.3 percent increase in asset-based lending. Also showing strong growth in 1996 were commercial leasing and commercial real estate lending with increases of 11.7 percent and 9.5 percent, respectively.

The Wholesale Banking group includes corporate cash management and international trade services, two areas that generate significant and growing revenue streams for the Corporation. In 1996, cash management revenues increased 24.4 percent, while international trade revenues, which includes letters of credit, bankers acceptances, foreign exchange and foreign currency trading, were up 20.5 percent.

Trust and Private Banking
Trust provides personal financial and asset management services, comprehensive employee benefit plan services, mutual fund custody, corporate bond and stock transfer services. In addition, Star Bank, N.A. serves as the investment adviser to The Star Funds, a family of nine proprietary, professionally managed mutual funds. The Private Banking group provides wealth management services which meet the needs of high income and high net worth individuals and business owners.

Trust income grew 13.0 percent in 1996. This growth was a result of record asset growth, new product introductions and continued improvement in investment markets. For the Private Banking group, loans increased 19.1 percent and deposits were up 21.5 percent in 1996. Trust and Private Banking provided 16.2 percent of the line of business earnings in 1996. The negative provision amount shown in Table 2 represents a high level of recoveries and a reduction in nonperforming loans in the private banking group in 1996.

Total trust assets under administration at December 31, 1996, were over $30 billion, an increase of 40.3 percent compared to the prior year. In addition, managed assets increased 26.4 percent to $7.4 billion. Assets in The Star Funds family of mutual funds, increased 51.2 percent in 1996, ending the year at over $1.9 billion.

Treasury/Other
The operating results of the Corporation's investments and residential mortgage portfolios, the net effect of transfer pricing and the results from the management of interest rate risk are included in this category. Also included are unallocated portions of certain assets and liabilities, and any revenue and expenses of certain administrative and support functions which are not specifically allocated to the three primary lines of business. These support functions include financial administration and treasury, credit administration, internal audit, in-house legal counsel, human resources and bank properties management.

Table 2 -- Line of Business Results --

For the year ended December 31, 1996 (dollars in thousands)

                                Consumer      Wholesale  Trust/Private    Treasury   Consolidated
                                 Banking        Banking        Banking      /Other      Star Banc
Net interest income           $  269,413     $  142,448       $ 26,406  $  (16,768)    $  421,499
Noninterest income               104,050         20,430         48,384      (2,342)       170,522
  Net revenue                    373,463        162,878         74,790     (19,110)       592,021
Noninterest expense              202,175         33,903         24,121      48,012        308,211
Provision for loan losses         31,282          5,160           (401)      4,732         40,773
Income taxes                      49,002         43,335         17,875     (25,534)        84,678
Net income                        91,004         80,480         33,195     (46,320)       158,359
Average Balances:
  Total loans                 $2,920,088     $2,988,563       $220,406  $1,126,056     $7,255,113
  Total assets                 3,522,464      3,228,565        261,168   2,693,423      9,705,620
  Total deposits               6,772,622        520,589        281,240      69,509      7,643,960
  Equity                         356,474        317,408         90,405      71,279        835,566
Ratios:
Return on average assets             2.6%           2.6%           n/m         n/m            1.6%
Return on allocated equity          26.2           26.0           39.3%        n/m           18.9
Efficiency ratio                    54.1           20.8           32.2         n/m           52.1

n/m - not meaningful

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

Tax-equivalent net interest income increased 10.5 percent in 1996, following a
9.3 percent increase in 1995. The increase in 1996 was the result of a 34 basis point improvement in net interest margin, as discussed below, in addition to a $229 million or 2.7 percent increase in average interest-earning assets. The increase in 1995 was due to an increase in the level of interest-earning assets, as the Corporation experienced substantial loan growth in 1995. Average earning assets were up 12.0 percent in 1995 led by a 16.6 percent increase in average loans. This increase was partially offset by a decline in the net interest margin and interest rate spreads in 1995.

FIVE YEAR BAR CHART OF NET INTEREST INCOME
(in millions of dollars)

          1992          1993          1994          1995          1996
          $313          $327          $349          $382          $421


The net interest margin was 4.78 percent in 1996, 4.44 percent in 1995 and 4.55 percent in 1994. The improvement in 1996 was due in part to continued improvement in the mix of earning assets as loan growth was funded primarily by sales and maturities of lower yielding investment securities and residential mortgages. Also contributing to the increase in margin was an improved mix of funding sources, as short-term borrowings declined and core deposit levels increased, in addition to lower required reserves. These factors contributed to the 22 basis point decline in rates paid on interest-bearing liabilities and a 27 basis point decline in cost of supporting funds in 1996.

The decrease in net interest margin in 1995 was primarily a result of the TransOhio branch acquisition (in September, 1994), which reduced net interest margin due to the proceeds from the deposits acquired being invested in investment securities which have lower yields than the average yields of the Corporation's interest-earning assets. The Corporation began to reverse this trend in 1995 as loan growth began to be funded from sales and maturities of lower yielding investment securities and residential mortgages. In addition, the Household branch acquisition (in July, 1995) improved the Corporation's funding mix by lowering short-term borrowings and increasing core deposits.

In order to reduce the Corporation's exposure to adverse changes in interest rates, the Corporation has entered into interest rate swap agreements. The notional amount of such swaps was $367 million at December 31, 1996, down from $471 million at December 31, 1995. Interest rate swaps reduced net interest income $3 million and net interest margin three basis points in 1996. The effect of the interest rate swaps partially offset increases in yields on loans that are indexed to the prime rate and one year U.S. Treasury bills, thus stabilizing changes in net interest margin. In 1995, swaps lowered net interest income $6 million and net interest margin seven basis points.

Table 3 provides detailed information as to average balances, interest income and expense, and rates earned or paid by major balance sheet category for the years 1994 through 1996. Table 4 provides an analysis of the changes in net interest income attributable to changes in volume of interest-earning assets or interest-bearing liabilities and to changes in rates earned or paid.

Table 3 -- Average Balance Sheets and Average Rates --

For the years ended December 31 (dollars in thousands)

                                       1996                               1995                               1994
                             Daily             Average          Daily             Average          Daily             Average
                           Average   Interest     Rate        Average   Interest     Rate        Average   Interest     Rate
Assets:
Commercial loans        $2,316,087   $201,373    8.69%     $2,156,869   $198,087    9.18%     $1,885,126   $156,373    8.30%
Real estate loans        2,587,489    219,611    8.49       2,540,854    213,014    8.38       2,199,485    172,817    7.86
Retail loans             2,351,537    216,453    9.20       1,972,083    178,047    9.03       1,637,056    138,471    8.46
    Total loans          7,255,113    637,437    8.79       6,669,806    589,148    8.83       5,721,667    467,661    8.17
Taxable investment
  securities             1,479,146     95,080    6.43       1,879,480    121,724    6.48       1,871,693    100,986    5.40
Non-taxable invest-
  ment securities           52,203      4,608    8.83          22,242      1,839    8.27          28,597      2,260    7.90
Money market
  investments               31,097      1,700    5.47          17,059      1,049    6.15          43,080      1,886    4.38
    Total interest-
      earning assets     8,817,559    738,825    8.38       8,588,587    713,760    8.31       7,665,037    572,793    7.47
Cash and due
  from banks               445,025                            425,201                            370,357
Allowance for
  loan losses             (114,179)                          (103,970)                           (90,426)
Other assets               557,215                            529,808                            307,276
    Total assets        $9,705,620                         $9,439,626                         $8,252,244

Liabilities and Shareholders' Equity:
Savings and
  NOW deposits          $1,533,759   $ 35,623    2.32%     $1,969,280   $ 44,055    2.24%     $1,878,803   $ 40,124    2.14%
Money market
  deposit accounts       1,415,448     44,822    3.17         772,020     28,577    3.70         718,692     18,745    2.61
Time deposits $100,000
  and over                 428,249     23,217    5.42         480,055     28,097    5.85         389,456     17,390    4.47
Time deposits under
  $100,000               2,921,208    159,013    5.44       2,933,979    165,243    5.63       2,225,995     98,961    4.45
Short-term borrowings      898,025     42,999    4.79       1,014,552     55,227    5.44         995,901     39,081    3.92
Long-term debt             162,840     11,652    7.16         163,788     10,997    6.71         155,172      9,317    6.00
    Total interest-
      bearing
      liabilities        7,359,529    317,326    4.31       7,333,674    332,196    4.53       6,364,019    223,618    3.51
Noninterest-bearing
  deposits               1,345,296                          1,188,364                          1,065,933
Other liabilities          165,229                            139,914                            119,687
Shareholders' equity       835,566                            777,674                            702,605
    Total liabilities
      and shareholders'
      equity            $9,705,620                         $9,439,626                         $8,252,244
Net interest margin                              4.78%                              4.44%                              4.55%
Interest rate spread                             4.07                               3.78                               3.96

Note: Interest and average rate are presented on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent. The yield on available-for-sale securities is computed based on historical cost balances. The total of nonaccrual loans is included in the daily average balance.

Table 4 -- Volume/Rate Variance Analysis --

(dollars in thousands)                     Change from 1995 to 1996     Change from 1994 to 1995
Increase (decrease) in:                   Volume      Rate     Total   Volume      Rate      Total
Interest income:
  Commercial loans                      $ 15,550  $(12,264) $  3,286  $21,871   $19,843   $ 41,714
  Real estate loans                        5,672       925     6,597   26,539    13,658     40,197
  Retail loans                            35,295     3,111    38,406   29,476    10,100     39,576
        Total loans                       56,517    (8,228)   48,289   77,886    43,601    121,487
  Taxable investment securities          (25,928)     (716)  (26,644)     426    20,312     20,738
  Non-taxable investment securities        2,477       292     2,769     (503)       82       (421)
  Money market instruments                   864      (213)      651   (1,136)      299       (837)
        Total                             33,930    (8,865)   25,065   76,673    64,294    140,967
Interest expense:
  Savings and NOW deposits                (9,743)    1,311    (8,432)   1,932     1,999      3,931
  Money market deposit accounts           23,817    (7,572)   16,245    1,391     8,441      9,832
  Time deposits $100,000 and over         (3,032)   (1,848)   (4,880)   4,396     6,311     10,707
  Time deposits under $100,000              (720)   (5,510)   (6,230)  31,475    34,807     66,282
  Short-term borrowings                   (7,268)   (4,960)  (12,228)     526    15,620     16,146
  Long-term debt                             (64)      719       655      478     1,202      1,680
        Total                              2,990   (17,860)  (14,870)  40,198    68,380    108,578
Net variance                            $ 30,940  $  8,995  $ 39,935  $36,475   $(4,086)  $ 32,389

Note: Interest on non-taxable loans and securities is computed on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent. The change in interest due to both volume and rate has been allocated completely to changes in rate.


Interest Rate Sensitivity
To minimize the volatility of net interest income and exposure to economic loss that may result from fluctuating interest rates, the Corporation manages its exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by its Asset/Liability Policy Committee ("ALPC"). The ALPC has the responsibility for approving and ensuring compliance with asset/liability management policies of the Corporation, which encompass interest rate risk exposure, off-balance-sheet activity, liquidity, capital adequacy and the investment portfolio position.

One of the primary tools of management to measure interest rate risk and the effect of interest rate changes on net interest income and net interest margin is simulation analysis. Through these simulations, management estimates the impact on net interest income of a 300 basis point upward or downward gradual change of market interest rates over a one year time period. Asset/liability policy guidelines indicate that a 300 basis point up or down change in interest rates cannot result in more than a 7.5 percent change in net interest income, as compared to a base case, without Board approval and a strategy in place to reduce interest rate risk below the maximum level. In simulations as of December 31, 1996, the 300 basis point upward change resulted in an increase in net interest income compared to the base case, while the 300 basis point downward change reduced net interest income. These results were significantly impacted by assumptions utilized for managed rate deposits. These changes were well within policy guidelines.

The Corporation also manages its interest rate sensitivity position in order to maintain a balance between the amounts of interest-earning assets and interest-bearing liabilities which are expected to mature or reprice at any point in time. The interest rate sensitivity ("Gap"), Table 5, demonstrates the repricing characteristics of the Corporation's interest-earning assets, liabilities and interest rate swap positions as of December 31, 1996. Table 5 shows the Corporation in a slightly asset sensitive position through the one year repricing period in the amount of $10 million or less than 0.1 percent of total assets. Generally, an asset sensitive position indicates that rising interest rates would positively impact net interest margin, while falling interest rates would negatively affect net interest margin. The Corporation calculates a one-year risk equivalent position which translates the earnings risk for all periodic gap mismatches into an equivalent one-year risk adjusted mismatched gap position. Asset/liability policy limits the one-year risk equivalent position to a maximum of +/- 15 percent of total assets.

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

The Corporation also utilizes market value of equity as a measurement tool in managing interest rate sensitivity. The market value of equity measures the degree at which the market values of the Corporation's assets and liabilities will change given a change in interest rates. Asset/liability policy guidelines indicate that a 200 basis point upward or downward change in interest rates cannot result in more than a 20 percent change in equity as compared to the base case. As of December 31, 1996, the Corporation was well within this guideline.

In order to manage interest rate risk, the Corporation may utilize interest rate swaps. These swaps are treated as hedges, and accordingly, the income and expense related to these transactions is recognized on the hedged instrument as an adjustment to interest income or expense. In 1995, the Corporation terminated one of its interest rate swap contracts in order to reduce its liability rate sensitive position. The loss on the termination of this swap was deferred and is being amortized as a yield adjustment over the life of the hedged instrument. Two interest rate swaps which are treated as hedges of the subordinate debt issuance at the Bank, were added in 1996. Additionally, two swaps which hedged rate changes on the Corporation's prime rate based commercial loan portfolio matured in 1996.

Disclosures of the Corporation's interest rate swap contracts as required by Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are shown in Notes 17 and 23 of the Notes to Consolidated Financial Statements.


Table 5 -- Interest Rate Sensitivity (Gap Analysis) --

As of December 31, 1996 (dollars in millions)

                                                0-30    31-90    91-180    181-365       1-5    Over 5
                                     Total      Days     Days      Days       Days     Years     Years
Interest-Earning Assets:
Loans                               $7,587    $2,626    $ 616     $ 470     $  854    $2,518    $  503
Investment securities                1,501       132       71       246        328       496       228
Money market instruments                50        50       --        --         --        --        --
        Total                        9,138     2,808      687       716      1,182     3,014       731
Interest-Bearing Liabilities:
Deposits:
  Savings, NOW and MMDA              2,954       637      387       117        232     1,581        --
  Other interest-bearing deposits    3,351       479      465       750      1,054       574        29
Short-term borrowings                  922       914        3         5         --        --        --
Long-term debt                         247        --       --        --         --        --       247
        Total                        7,474     2,030      855       872      1,286     2,155       276
Interest rate swap positions                    (100)    (119)     (132)        11       240       100
Total gap                            1,664       678     (287)     (288)       (93)    1,099       555
Cumulative gap                      $   --    $  678    $ 391     $ 103     $   10    $1,109    $1,664

Note: Savings, NOW and money market deposit accounts(MMDA) are subject to immediate withdrawal. However, for the purpose of the above analysis these accounts are reported based on an historical analysis of Star Bank accounts.

Noninterest Income
Noninterest income is a growing source of revenue for the Corporation, representing 28.8 percent of tax equivalized net revenue in 1996, up from 26.6 percent in 1995. Noninterest income increased 23.5 percent to $171 million in 1996, compared to $138 million in 1995 and $117 million in 1994. Growth occurred in several areas, led by service charges on deposits, credit card fees, ATM fees, international and trust income.

Included in 1996 were $2.5 million in losses on sales of investment securities. The funds from these sales were reinvested into higher yielding and longer duration securities, which resulted in an increase to the total investment portfolio yield and improved the Corporation's interest rate sensitivity position. Excluding the losses from sales of securities, noninterest income increased 27.0 percent in 1996. Additionally, 1995 included a $1.2 million loss on $119 million in residential real estate loans which were transferred from the portfolio and sold on the secondary market. This transaction reflects the Corporation's strategy to reduce its residential mortgage holdings and adverse prepayment risk, with funds being used to fund higher yielding retail and commercial loans.

Service charges on deposits increased $12 million or 27.6 percent in 1996, following a 23.4 percent increase in 1995. The second year of very strong growth was due to continued increases in income from cash management services and recent branch acquisitions. In addition, 1996 saw increases in the Corporation's core deposit customer base and transaction volumes. The increase in 1995 was primarily a result of the TransOhio and Household branch acquisitions.

Trust income increased 13.0 percent to $47 million in 1996, following a 13.6 percent increase in 1995. In both 1995 and 1996, the Corporation realized significant increases in asset levels as a result of new business in each trust area. Revenue growth was led by continued expansion of The Star Funds family of proprietary mutual funds, an increase in custodial assets and higher market values.

At year-end 1996, total trust assets (both discretionary and non-discretionary) were $30.2 billion, up from $21.6 billion at the end of 1995 and $13.4 billion at the end of 1994. Along with increases for new business and higher market values, 1995 trust assets were up due to the addition of the Lindner Funds to Star Bank, N.A.'s mutual fund custody business.

Credit card fees continued to show strong growth in 1996, increasing $4 million or 26.9 percent, following a 21.2 percent increase in 1995. The strong growth over the last two years is attributable in part to increases in the credit card customer base of 12.0 percent in 1996 and 16.2 percent in 1995. In addition, levels of interchange income, merchant activity and agent bank processing have continued to increase.

ATM fees have had substantial growth in the last two years increasing $3 million or 33.7 percent in 1996, following a 49.9 percent increase in 1995. The Corporation has added 137 automated teller machines in 1995 and 1996, as a result of acquisitions and new installations.

In 1996, the Corporation adopted Statement of Financial Accounting Standards No. 122 (SFAS No. 122), "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65." SFAS No. 122 requires a mortgage banking enterprise to capitalize mortgage servicing rights on originated mortgaged loans, when the underlying loans are sold or securitized and the servicing is retained. The adoption of SFAS No. 122 resulted in over $2 million in additional gains on sales of residential mortgage loans from capitalized originated mortgage servicing rights ("OMSRs").

Mortgage banking income increased $5 million or 219 percent to $8 million in 1996, following a 45.1 percent decline in 1995. The increase in 1996 was due to over $2 million in capitalized OMSRs, discussed above, in addition to a 23.1 percent increase in servicing income. The decline in 1995 was due in part to a $1.2 million loss from the sale of $119 million in portfolio loans previously discussed. The Corporation sold $311 million of residential mortgage loans into the secondary market in 1996, compared to $230 million in 1995 (excluding the $119 million sale) and $134 million in 1994.

All other income from other banking services increased 28.8 percent to $33.1 million in 1996, following a 30.8 percent increase in 1995. Included in 1996 was a 52.7 percent increase in net gains on disposition of leases due to higher volumes of lease terminations and a strong used car market. International income was up 20.5 percent in 1996 led by strong growth in foreign exchange trading activity and letter of credit fees. Commissions on mutual fund and annuity sales were up 79.1 percent following a down year in 1995. The increase in other income in 1995 was led by a 45.7 percent increase in international fees, in addition to income from corporate owned life insurance programs, which began in 1995.

Table 6 provides a summary of changes in noninterest income for the last three years.

Table 6 -- Noninterest Income --

For the years ended December 31 (dollars in thousands)
                                                                          % Increase/   % Increase/
                                                                           (decrease)    (decrease)
                                                1996      1995      1994    1996/1995     1995/1994
Service charges on deposits                 $ 55,983  $ 43,870  $ 35,543        27.6%         23.4%
Trust income                                  46,917    41,512    36,539        13.0          13.6
Credit card income                            19,183    15,118    12,475        26.9          21.2
ATM income                                    10,231     7,652     5,104        33.7          49.9
Mortgage banking                               7,556     2,362     4,301       219.9         (45.1)
Other income:
  International fees                           5,948     4,935     3,388        20.5          45.7
  Insurance commissions                        3,888     3,298     2,897        17.9          13.8
  Gains on disposition of leases-net           3,411     2,234     2,066        52.7           8.1
  Mutual fund and annuity sales                2,620     1,463     2,889        79.1         (49.4)
  All other income                            17,236    13,770    11,803        25.2          16.7
Investment securities gains/(losses)--net     (2,451)    1,910        10         n/m           n/m
        Total noninterest income            $170,522  $138,124  $117,015        23.5%         18.0%

n/m - not meaningful

Noninterest Expense
Total noninterest expense, increased 7.7 percent to $308 million in 1996, compared to $286 million in 1995 and $260 million in 1994. The Corporation's noninterest expense ratio showed significant improvement, decreasing 301 basis points to 52.1 percent in 1996, compared to 55.1 percent in 1995 and 55.8 percent in 1994. The increase in noninterest expense in 1996 was due in part to a full year's effect of the Household acquisition, in addition to increases in performance based incentives, state taxes, professional services, credit card processing and automation costs. The improvement in the efficiency ratio reflects management's continued commitment to reducing operating costs of the Corporation.

In 1996, the Corporation was charged a special one-time assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). Star Banc Corporation's pre-tax SAIF assessment was $5 million, which reduced fully diluted earnings per share $0.03. Excluding this assessment, noninterest expenses were up 5.9 percent in 1996, and the Corporation's efficiency ratio declined 385 basis points to 51.2 percent.

Salary expense increased 7.5 percent in 1996, following a 7.3 percent increase in 1995. Pension and other employee benefits declined 1.8 percent in 1996, following a 3.0 percent increase in 1995. Salaries were up in 1996 as a result of a full year's effect of the Household acquisition, an increase in staff levels and higher levels of performance based incentives. Benefit expenses were down slightly in 1996 due primarily to lower postemployment benefits costs related to workers' compensation. The increase in 1995 was due to a full year's effect of the TransOhio acquisition, in addition to the increase in staff levels in the second half of 1995 with the Household acquisition. Full-time equivalent staff increased 138 FTE to 3,988 at December 31, 1996, compared to 3,850 at December 31, 1995 and 3,707 at December 31, 1994.

In 1994, the Corporation adopted Statement of Financial Accounting Standards No. 112 (SFAS No. 112) related to employers' accounting for postemployment benefits. Currently, the Corporation provides only workers' compensation as a postemployment benefit. The adoption of SFAS No. 112 did not have a material effect on the Corporation's financial condition or results of operations. Equipment expense increased 6.4 percent in 1996, following an 8.4 percent increase in 1995. Equipment expense was up in 1996 due to higher depreciation, partially offset by lower equipment rental expense. Increases in depreciation expense in 1996 and 1995 were a result of acquisitions and openings of new branch offices, in addition to purchases of branch automation equipment, which had previously been leased.

Occupancy expense was flat in 1996 at $22 million following a 17.0 percent increase in 1995. Increased occupancy expenses related to recent branch acquisitions, was offset by lower levels of write-offs related to unoccupied space obligations. The increase in 1995 was due primarily to the TransOhio and Household branch acquisitions, in addition to market value write-downs on several lease obligations on unoccupied space.

Intangible amortization, outside processing and other operating expenses were all up in 1995 and 1996 related primarily to branch acquisitions. Credit card expenses were up the last two years due to increases in the cardholder base, higher transaction volumes and the addition of the travel award program. Marketing expense declined in 1996 following the increase in 1995 related primarily to the introduction of the Corporation's new 24 hour remote banking retail delivery system.

These increases were partially offset by declines in FDIC insurance (excluding the one-time SAIF assessment) of $8 million in 1996 and $3 million in 1995. Effective June 1, 1995 the FDIC deposit insurance rates declined from 23 basis points on every $100 in deposits to 4 basis points. For 1996, deposits insured by the bank insurance fund ("BIF") did not have an assessment for the best capitalized banks, while deposits insured by the savings association insurance fund ("SAIF") continued to be assessed at the current rate of 23 basis points, in addition to the one-time assessment previously discussed. Currently the Corporation has $1.5 billion in deposits insured under the SAIF fund. As a result of the new legislation passed, "well-capitalized" institutions deposits insured by SAIF will be assessed at a rate of 6.5 basis points on every $100 in deposits, while deposits insured by BIF will be assessed 1.3 basis points. These rates are effective January 1, 1997.

Table 7 provides a summary of changes in noninterest expense for the last three years.

In 1996, the Corporation adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which establishes a "fair value" based method of accounting for stock-based compensation plans. With the adoption of SFAS No. 123, the Corporation elected to continue to follow the principles of APB Opinion No. 25 for expense recognition purposes. The required disclosures of SFAS No. 123 are shown in
Note 13 of the Notes to Consolidated Financial Statements.


FIVE YEAR BAR CHART OF EFFICIENCY RATIO
(in percents)

          1992          1993          1994          1995          1996
         61.34%        57.06%        55.84%        55.07%        52.06%

Table 7 -- Noninterest Expense --

For the years ended December 31 (dollars in thousands)

                                                                % Increase/  % Increase/
                                                                 (decrease)   (decrease)
                                      1996      1995      1994    1996/1995    1995/1994
Salaries                          $121,366  $112,923  $105,279         7.5%         7.3%
Pension and other
  employee benefits                 19,905    20,273    19,692        (1.8)         3.0
Occupancy expense--net              22,019    22,059    18,852        (0.2)        17.0
Equipment expense                   17,329    16,284    15,028         6.4          8.4
Amortization of goodwill
  and other intangible assets       17,282    14,037     7,698        23.1         82.3
Outside processing services         11,537    10,655     9,530         8.3         11.8
State taxes                         10,999     8,597     9,682        27.9        (11.2)
Marketing expense                    8,418    10,257     8,391       (17.9)        22.2
FDIC insurance                       2,172     9,783    13,176       (77.8)       (25.8)
All other noninterest
  expense                           72,184    61,346    52,983        17.7         15.8
                                   303,211   286,214   260,311         5.9         10.0
SAIF special assessment              5,000        --        --          --           --
    Total noninterest expense     $308,211  $286,214  $260,311         7.7%        10.0%

Income Taxes
The Corporation's effective tax rate was 33.9 percent in 1996, compared to 33.4 percent in 1995 and 34.7 percent in 1994.

The decline in the effective rate for 1995 was due to tax benefits received from Corporate and Bank owned life insurance programs established in the beginning of 1995, in addition to benefits recorded on limited partnership investments.


BALANCE SHEET

Loans
Loans, net of unearned interest, increased $661 million to $7.59 billion at December 31, 1996, compared to $6.93 billion at December 31, 1995. The Corporation experienced substantial growth in the retail loan area with retail leasing up $279 million or 66.8 percent and credit card loans up 24.3 percent in 1996. Commercial loans also experienced strong growth in 1996, led by asset-based lending and commercial leasing which were up 20.9 percent and 8.9 percent, respectively.

Table 8 provides a summary of loans by type at year-end for each of the past five years. Table 9 provides maturity distribution data for selected types of loans.

Residential mortgage loans declined 3.2 percent in 1996, following an increase of 6.4 percent in 1995 despite the sale of $119 million in fixed rate portfolio loans. The sale in 1995 and the decline in 1996 reflect the Corporation's strategy to reduce its level of residential mortgages and the related adverse prepayment risk, with the proceeds from sales and maturities being used to fund growth in higher yielding commercial and retail loans.

Following this strategy, the Corporation has been selling a larger percentage of its residential mortgage originations on the secondary market in 1996. During 1996, the Corporation sold $311 million of residential mortgage loans into the secondary market, compared to $349 million in 1995. As of December 31, 1996, the Corporation serviced $1.7 billion in mortgage loans for outside investors, compared to $1.5 billion at December 31, 1995.

Table 8 -- Loans by Type --

As of December 31 (dollars in thousands)
                                                1996           1995           1994           1993           1992

Commercial                                $2,101,187     $1,952,178     $1,847,848     $1,636,654     $1,606,251
Real estate construction and development     260,582        250,467        227,879        180,470        192,975
Commercial real estate mortgage            1,134,707      1,082,001        981,954        909,084        801,490
Residential real estate mortgage           1,203,790      1,243,718      1,168,828        997,748        969,512
Credit card                                  420,427        338,138        228,673        172,534        173,271
Lease financing                              959,667        658,917        484,363        275,834        176,083
Other retail                               1,506,818      1,400,362      1,310,012      1,122,083      1,073,502
        Total loans, net of
          unearned interest               $7,587,178     $6,925,781     $6,249,557     $5,294,407     $4,993,084

Percent of total loans by type
Commercial                                      27.7%          28.2%          29.6%          30.9%          32.2%
Real estate construction and development         3.4            3.6            3.6            3.4            3.9
Commercial real estate mortgage                 15.0           15.6           15.7           17.2           16.0
Residential real estate mortgage                15.9           18.0           18.7           18.8           19.4
Credit card                                      5.5            4.9            3.7            3.3            3.5
Lease financing                                 12.6            9.5            7.7            5.2            3.5
Other retail                                    19.9           20.2           21.0           21.2           21.5
        Total loans, net of
          unearned interest                    100.0%         100.0%         100.0%         100.0%         100.0%

Table 9 -- Selected Loan Maturity Distribution --

As of December 31, 1996 (dollars in thousands)

                                            Over One     Over
                              One Year  Through Five     Five
                               or Less         Years    Years        Total
Commercial                  $1,702,272      $359,825  $39,090   $2,101,187
Real estate construction
  and development              114,076       111,749   34,757      260,582
        Total               $1,816,348      $471,574  $73,847   $2,361,769

Total of these selected loans due after one year with:
  Predetermined interest rate                                   $  214,767
  Floating interest rate                                           330,654


Asset Quality
As of December 31, 1996, the allowance for loan losses was $119 million or 1.56 percent of total loans, net of unearned interest. This compares to $107 million or 1.54 percent of total loans, net of unearned interest, as of December 31, 1995. The provision for loan losses totaled $41 million in 1996, $25 million in 1995 and $24 million in 1994. Table 10 provides a summary of activity in the allowance for loan losses account by type of loan.

As shown in Table 10, net charge-offs increased in 1996 to 0.40 percent of average outstanding loans, compared to 1995 and 1994 which were at historically low levels totaling 0.21 percent and 0.20 percent of average outstanding loans, respectively.

The increase in net charge-off levels in 1996 was due to higher consumer charge-offs and a higher mix of consumer loans compared to total loans. Net charge-offs in the retail area increased $11 million in 1996 as net charge-offs as a percentage of average loans for credit cards increased 136 basis points to
3.67 percent. The increase in credit card net charge-offs was consistent with national trends in 1996, however, net charge-off levels on credit cards for the Corporation have remained below national averages. Also contributing to the increase in net charge-offs in 1996 was a 16 basis point increase in net charge-offs as a percentage of average loans in the commercial area. This increase was related to large commercial leasing charge-offs, primarily on one commercial customer.

The low level of charge-offs, as compared to national averages, reflects the Corporation's continued commitment to maintaining strict credit standards and addressing problem credits at an early stage. Management does anticipate that the higher level of net charge-offs experienced in 1996 will continue in the near term, which is more consistent with levels experienced on an historical basis.

Tables 12 and 13 provide information related to nonperforming assets and loans 90 days or more past-due.

Although the Corporation has experienced increases in charge-off levels in 1996, nonperforming loans and nonperforming assets remained at historically low levels. Nonaccrual loans increased 3.5 percent at December 31, 1996 to $41 million following a five percent increase in 1995. However, nonperforming loans as a percentage of total loans decreased for the second consecutive year to
0.52 percent at December 31, 1996, compared to 0.53 percent at December 31, 1995 and 0.56 percent at December 31, 1994. Nonperforming assets as a percentage of total loans and other real estate owned declined to 0.55 percent at December 31, 1996, compared to 0.58 percent a year earlier. This was the sixth straight year of decline in this ratio. The decrease in nonperforming loans for 1994 was led by a $9 million decline in the asset-based lending area. Due to the uncertainty of economic conditions, it is difficult to project future levels of nonperforming loans.

Table 10 -- Summary of Loan Loss Experience --

As of December 31 (dollars in thousands)          1996           1995           1994           1993           1992

Average loans--net of unearned interest     $7,255,113     $6,669,806     $5,721,667     $5,146,341     $4,926,900
Allowance for loan losses:
  Balance--beginning of year                $  106,909     $   95,979     $   83,156     $   78,953     $   73,805
    Charge-offs:
      Commercial                               (15,885)       (11,280)       (10,785)       (20,752)       (19,529)
      Real estate                                 (996)        (2,157)        (1,281)        (2,516)        (4,465)
      Retail                                   (26,772)       (14,811)       (12,504)       (16,854)       (23,890)
        Total charge-offs                      (43,653)       (28,248)       (24,570)       (40,122)       (47,884)
    Recoveries:
      Commercial                                 6,215          5,773          4,255          3,372          3,083
      Real estate                                  595          1,087          1,507            633            252
      Retail                                     7,850          7,217          7,259          7,312          8,020
        Total recoveries                        14,660         14,077         13,021         11,317         11,355
          Net charge-offs                      (28,993)       (14,171)       (11,549)       (28,805)       (36,529)
    Provision charged to earnings               40,773         25,101         24,372         33,008         40,898
    Net allowances of banks or offices
      acquired/sold                                 --             --             --             --            779
  Balance--end of year                      $  118,689     $  106,909     $   95,979     $   83,156     $   78,953
Ratio of net charge-offs to average loans         0.40%          0.21%          0.20%          0.56%          0.74%
Ratio of allowance for loan
  losses to end of year loans, net
  of unearned interest                            1.56           1.54           1.54           1.57           1.58


Other real estate owned, which is carried at the lower of cost or fair value less estimated selling costs, represents real estate of which the Corporation has taken ownership in partial or total satisfaction of loans, in addition to closed banking offices. Other real estate owned was $2 million at December 31, 1996, a decrease of 36.0 percent from $3 million at December 31, 1995. The decline in 1996 was due to sales and write-downs of existing property, as well as no significant additions to other real estate owned in 1996 or 1995.

Loans past due 90 days or more increased to $12 million at December 31, 1996, compared to $8 million at December 31, 1995. The increase in 1996 is primarily in the credit card area, which is consistent with the increase in net charge-offs previously discussed. There was also a slight increase in the real estate area in 1996. In 1995, past due credits were at historically low levels. Management is not aware of any material amounts of loans outstanding, not disclosed in Tables 12 and 13, where there is significant uncertainty as to the ability of the borrower to comply with present payment terms. In addition, as of December 31, 1996, there were no significant other interest-earning assets classified as nonperforming or past-due 90 days or more. The Corporation's credit exposure to foreign countries is not significant.

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

The specific valuation allowance recorded on impaired loans is included in the total allowance for loan losses. In addition to the valuation for impaired loans, the adequacy of the total allowance for loan losses is monitored on a continual basis and is based on management's evaluation of several key factors: the quality of the current loan portfolio, current economic conditions, evaluation of significant problem loans, an analysis of periodic loan reviews, historical charge-off and recovery experience and other pertinent information. These estimates are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. It is management's opinion that the allowance for loan losses at December 31, 1996 was adequate to absorb all anticipated losses in the loan portfolio as of that date. The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates.

The recorded investment in impaired loans at December 31, 1996 was $31 million with a related valuation allowance (as calculated under SFAS No. 114) of $785,000.

Table 11 provides an allocation of the total allowance for loan losses by selected loan categories. This allocation of the allowance reflects an estimate of possible credit losses based on the loss potential, assessment of risk characteristics and historical loss experience associated with specific loan categories. Actual losses may vary from current estimates. The allowance is available to absorb losses from any segment of the portfolio.


FIVE YEAR BAR CHART OF ALLOWANCE AS A % OF NONPERFORMING LOANS
(coverage ratio)

          1992         1993          1994          1995          1996
           124          163           272           289           301



FIVE YEAR BAR CHART OF NET CHARGE-OFFS TO AVERAGE LOANS
(in percents)

          1992          1993          1994          1995          1996
          0.74%         0.56%         0.20%         0.21%         0.40%


Table 11 -- Allocation of Allowance for Loan Losses --

                                      Percent of              Percent of
As of December 31                       loans to                loans to
(dollars in thousands)         1996  total loans       1995  total loans

Loans:
  Commercial and
    industrial             $ 10,108        27.7%   $ 13,330        28.2%
  Real estate
    mortgage                  4,669        30.9       5,056        33.6
  Real estate
    construction                428         3.4         553         3.6
  Installment                 5,263        19.9       4,624        20.2
  Credit card                18,408         5.5      10,868         4.9
  Lease financing             3,220        12.6       2,127         9.5
Unallocated                  76,593         n/a      70,351         n/a
Total allowance            $118,689       100.0%   $106,909       100.0%


Table 12 -- Nonperforming Assets --

As of December 31 (dollars in thousands)      1996      1995      1994      1993      1992
Loans on nonaccrual status                 $39,375   $36,875   $34,990   $50,687   $62,299
Loans which have been renegotiated              80        87       261       249     1,223
        Total nonperforming loans           39,455    36,962    35,251    50,936    63,522
Other real estate owned                      1,923     3,006     2,793     3,984     8,327
        Total nonperforming assets         $41,378   $39,968   $38,044   $54,920   $71,849
Percentage of nonperforming loans
  to loans, net of unearned interest          0.52%     0.53%     0.56%     0.96%     1.27%
Percentage of nonperforming assets
  to loans, net of unearned interest
  and other real estate owned                 0.55      0.58      0.61      1.04      1.44
Percentage of allowance for loan
  losses to nonperforming loans                301       289       272       163       124
Loans past due 90 days or more             $11,909   $ 7,750   $ 8,264   $15,200   $15,529

Table 13 -- Composition of Nonperforming Loans --

(dollars in thousands)

                                December 31, 1996                                     December 31, 1995
                               Nonperforming Loans                                   Nonperforming Loans
                                                                  90 Days                                               90 Days
                                                                       or                                                    or
                        Non-                         Percentage      More     Non-                         Percentage      More
                     accrual  Restructured    Total    of Loans  Past Due  accrual  Restructured    Total    of Loans  Past Due
Commercial loans:
  Corporate          $23,379           $80  $23,459       1.28%   $   937  $23,371           $87  $23,458       1.20%    $  958
  Commercial
    leasing            4,998            --    4,998       1.91          1      216            --      216       0.09         --
      Total
        commercial
        loans         28,377            80   28,457       1.20        938   23,587            87   23,674       1.08        958
Real estate loans:
  Residential          4,132            --    4,132       0.34      3,421    5,618            --    5,618       0.45      2,589
  Commercial
    mortgage           2,412            --    2,412       0.21      1,142    5,722            --    5,722       0.53        949
  Construction/
    land
    development           --            --       --         --      1,018       99            --       99       0.04        433
      Total real
        estate loans   6,544            --    6,544       0.25      5,581   11,439            --   11,439       0.44      3,971
Retail loans:
  Other retail         1,928            --    1,928       0.12        849      978            --      978       0.07        962
  Credit cards         2,272            --    2,272       0.54      4,392      743            --      743       0.22      1,822
  Retail leasing         254            --      254       0.03        149      128            --      128       0.03         37
      Total retail
        loans          4,454            --    4,454       0.17      5,390    1,849            --    1,849       0.09      2,821
      Total loans    $39,375           $80  $39,455       0.52%   $11,909  $36,875           $87  $36,962       0.53%    $7,750


Investment Securities
The Corporation's investment portfolio decreased $203 million to $1.50 billion at December 31, 1996, from $1.70 billion a year earlier. This decrease was due primarily to scheduled maturities and paydowns of mortgage-backed securities. The decline in securities was used to fund continued loan growth throughout 1996.

In the fourth quarter of 1996, the Corporation sold $143 million in mortgaged-backed securities at a loss of over $2 million. The funds from these sales, in addition to a portion of the funds received from the issuance of $100 million in subordinated debt, were used to purchase $273 million in high quality collateralized mortgage obligations ("CMOs") and pass through mortgage-backed securities. Through these transactions the Corporation was able to remove low yielding securities from the investment portfolio and enhance its interest rate sensitivity position by reinvesting in longer duration securities. All securities sales were from the available-for-sale portfolio.

It is anticipated the investment portfolio will continue to decline in 1997 as the funds received from maturities will be used to help fund expected loan growth. However, if purchases of securities are made, the Corporation is expected to invest in similar types of securities as have been held in the portfolio. Credit risk has been minimized by restricting purchases of mortgaged-backed securities to U.S. Agency backed or AAA rated securities. To reduce interest rate risks associated with these securities, purchases are restricted to securities with relatively short maturities and/or durations.

The investment portfolio is primarily made up of GNMA adjustable rate mortgages, FNMA and FHLMC pass-through securities (primarily balloons and 15 year fixed rates) and CMOs. The CMOs consist of planned amortization classes ("PACs") and sequential pay bonds that are in the first or second classes.

Included in the investment portfolio is a pool of residential mortgage loans issued from Key Bank, which the Corporation purchased as part of the acquisition of 28 former Ameritrust branch offices in 1992. This pool of mortgage loans had a book value of $114 million and a market value of $113 million at December 31, 1996. Table 14 provides information as to the composition of the Corporation's investment securities portfolio as of December 31, 1996.

As of December 31, 1996, the Corporation's investment securities portfolio included $1.33 billion in securities classified as available-for-sale and $168 million classified as held-to-maturity. As of December 31, 1996, the Corporation reported a net unrealized gain of $11 million on investment securities, with an offsetting increase to shareholders' equity of $7 million (net of tax). In 1996, the unrealized gain/(loss) reported as a separate component of equity changed from an unrealized net gain of $6 million to an unrealized net gain of $7 million, increasing equity over $1 million. This change was a result of the sale of lower yielding securities previously discussed.

Table 14 -- Investment Securities --

                                                   Available-for-Sale                           Held-to-Maturity
                                                                       Weighted                                     Weighted
As of December 31, 1996              Carrying      Market     Average   Average    Carrying     Market     Average   Average
(dollars in thousands)                  Value       Value    Maturity     Yield       Value      Value    Maturity     Yield
U.S. Treasury and agencies:
  Within one year                  $    7,060  $    7,060    0.5 yrs.     7.01%    $     --   $     --         --        --%
  One through five years                7,639       7,639    3.1 yrs.     6.78           --         --         --        --
  Five through ten years                3,776       3,776    6.3 yrs.     6.81           --         --         --        --
  Over ten years                        1,960       1,960   15.4 yrs.     6.09           --         --         --        --
      Total                            20,435      20,435    4.0 yrs.     6.80           --         --         --        --
Mortgage-backed securities:
  Within one year                     227,646     227,646    0.5 yrs.     6.92       35,406     35,081    0.5 yrs.     7.30
  One through five years              771,955     771,955    2.0 yrs.     6.91       78,348     77,628    2.0 yrs.     7.30
  Five through ten years              189,069     189,069    7.0 yrs.     6.85           --         --         --        --
  Over ten years                       72,758      72,758   14.7 yrs.     7.03           --         --         --        --
      Total                         1,261,428   1,261,428    3.2 yrs.     6.91      113,754    112,709    1.5 yrs.     7.30
Obligations of states and
  political subdivisions:
    Within one year                        --          --         --        --       19,401     19,899    0.5 yrs.     9.63
    One through five years                 --          --         --        --       14,172     14,558    1.6 yrs.    10.35
    Five through ten years                 --          --         --        --        7,208      7,393    7.5 yrs.    10.27
    Over ten years                         --          --         --        --       13,422     13,767   17.6 yrs.     9.79
      Total                                --          --         --        --       54,203     55,617    6.0 yrs.     9.94%
Other debt securities:
  Within one year                         252         252    0.5 yrs.     8.00           --         --         --        --
  One through five years                1,187       1,187    2.0 yrs.     7.70           --         --         --        --
  Five through ten years                   --          --         --        --           --         --         --        --
  Over ten years                           --          --         --        --           --         --         --        --
      Total                             1,439       1,439    1.8 yrs.     7.75%          --         --         --        --
Federal Reserve Bank stock
  and other equity securities          49,010      49,010                                --         --
      Total investment securities  $1,332,312  $1,332,312                          $167,957   $168,326

Note: Information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments. Average yields are presented on a fully-taxable equivalent basis. Yields on available-for-sale securities are computed based on historical cost balances.

Deposits
Total deposits increased $182 million to $7.88 billion at December 31, 1996, compared to $7.69 billion a year earlier.

The increase in 1996 was primarily the result of a $199 million increase in noninterest-bearing deposits, which included increases of 18.8 percent in nonpersonal deposits and 7.4 percent in personal deposits. In addition, core interest-bearing savings, NOW and MMDA deposits were up slightly in 1996. With the increase in core deposits in 1996, the Corporation reduced its level of national market funding as shown in Table 15 by a $14 million decline in jumbo and eurodollar deposits of $100,000 and over.

The decline in NOW accounts shown in Table 15 was the result of a restructuring of the NOW product which caused a change in its classification. This product restructuring allowed the Corporation to establish sweeps from its NOW accounts into the MMDA category. Combined NOW and MMDA deposits increased $98 million in 1996, while time deposits less than $100,000 and savings deposits both declined.

In the second half of 1995, rates offered on deposit products began to decline. This declining rate environment prompted many customers to increase their liquidity by increasing funds in immediately accessible deposit vehicles and reducing the amount in longer term instruments such as certificates of deposit. As short-term market rates and savings rates remained low in 1996, customers continued to transfer their funds out of certificates of deposits and savings accounts into tiered rate money market accounts. The Corporation also noted a continued shift by customers out of traditional bank products to other nonbank or nondeposit financial instruments or investments.

Table 15 provides a summary of total deposits by type at year-end for each of the last five years. Table 16 provides maturity distribution for domestic time deposits $100,000 and over.


Table 15 -- Deposits by Type --

As of December 31 (dollars in thousands)             1996           1995           1994           1993           1992
Noninterest-bearing deposits                   $1,571,080     $1,371,888     $1,214,703     $1,200,609     $1,137,024
Interest-bearing deposits:
  Savings                                         920,555        975,143      1,032,529        878,119        758,412
  NOW                                             194,564      1,039,213      1,015,913        943,750        802,311
  Money market deposit accounts                 1,838,578        895,956        651,991        714,752      1,261,217
  Time deposits $100,000 and over - domestic      397,322        409,515        378,480        351,095        425,128
  Foreign deposits $100,000 and over               42,859         44,421        257,701             --             --
  All other time deposits                       2,911,303      2,957,862      2,812,498      1,927,241      2,018,664
    Total deposits                             $7,876,261     $7,693,998     $7,363,815     $6,015,566     $6,402,756
Percent of total deposits by type
Noninterest-bearing deposits                         20.0%          17.8%          16.5%          20.0%          17.8%
Interest-bearing deposits:
  Savings                                            11.7           12.7           14.0           14.6           11.8
  NOW                                                 2.5           13.5           13.8           15.7           12.5
  Money market deposit accounts                      23.3           11.6            8.9           11.9           19.7
  Time deposits $100,000 and over - domestic          5.0            5.3            5.1            5.8            6.7
  Foreign deposits $100,000 and over                  0.5            0.6            3.5             --             --
  All other time deposits                            37.0           38.5           38.2           32.0           31.5
    Total deposits                                  100.0%         100.0%         100.0%         100.0%         100.0%

Table 16 -- Maturity of Domestic Time Deposits $100,000 and Over --

As of December 31, 1996 (dollars in thousands)

Three months or less                            $214,617
Over three months through six months              52,701
Over six months through twelve months             72,235
Over twelve months                                57,769
    Total                                       $397,322


Liquidity
The Asset/Liability Policy Committee ("ALPC") establishes policies, as well as analyzes and manages the Corporation's liquidity to ensure that adequate funds are always available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand. The most important factor in the preservation of liquidity is the maintenance of public confidence as this facilitates the retention and growth of a large, stable supply of core deposits and funds. Ultimately, public confidence is generated through profitable operations and a strong capital position. The Corporation's strong record in both of these areas has enabled it to succeed in developing a large and reliable base of core funding from within its market areas.

The ALPC's liquidity policies limit the amount the Corporation's subsidiary bank can borrow, subject to the Corporation's ability to borrow funds in the capital markets in an efficient and cost effective manner. In addition, the Corporation's strategic liquidity and contingent planning are subject to the amount of asset liquidity present in the balance sheet. The ALPC periodically reviews the Bank's and the Corporation's ability to meet funding deficiencies due to adverse business events. These funding needs are then matched up with specific asset-based sources to ensure sufficient funds are available. Also, strategic liquidity policy requires the Corporation to diversify its national market funding sources to avoid concentration in any one market. As of December 31, 1996, the Corporation was 99 percent core funded from customers within its market area.

The Corporation's subsidiary bank is a member of the Federal Home Loan Bank of Cincinnati and maintains a Grand Cayman office for issuing eurodollar certificates of deposit. At December 31, 1996, there was $43 million in eurodollar deposits outstanding. Star Bank, N.A. also has established relationships with dealers to issue national market retail certificates of deposits. At December 31, 1996, there were no deposits outstanding in this program. In 1996, Star Bank, N.A. updated an offering circular in order to issue senior or subordinated bank notes of up to $500 million, to be available as an alternative funding source. The terms on these notes can vary from 7 days to 30 years. In the fourth quarter of 1996, the Bank issued $100 million of subordinated notes under this offering circular. These notes are due in 2006. In addition to these funding alternatives, the Bank has maintained a presence in the national fed funds, repurchase agreements and certificate of deposit markets.

The following debt ratings assist the Bank and the Corporation in their abilities to gather funds from the capital markets.


Debt Ratings
As of December 31, 1996
                            Standard & Poor's   Moody's        Fitch
Star Bank, N.A.
   Short-term CDs                         A-1       P-1    not rated
   Senior debt                             A-        A1           A+
   Subordinated debt                       A-        A3           A+
Star Banc Corporation
   Commercial paper                       A-2       P-2          F-1

The parent company obtains cash to meet its obligations from dividends collected from its subsidiaries. Federal banking laws regulate the amount of dividends that may be declared by banking subsidiaries. During 1996, the Corporation's subsidiary bank could have provided an additional $72 million in dividends to the parent company, without additional regulatory approval and still exceeded minimum regulatory capital ratios.

In 1995, the Corporation prepared a private placement memorandum in order to issue commercial paper notes up to an aggregate amount of $150 million, with maturities up to 270 days. The proceeds of the notes from the commercial paper program are used to provide funding to Star Banc Finance, Inc. and for general corporate purposes. At December 31, 1996, there was $66 million in commercial paper outstanding.

In January 1997, the Corporation prepared a universal shelf registration statement for the issuance of up to $500 million in unsecured senior or subordinated debt securities, warrants to purchase debt securities, shares of $5 par value common stock, preferred stock, or depository shares. This provides the parent company with an additional source of funding for future investments in subsidiaries, acquisitions, repayment of maturing obligations and other general corporate purposes. The parent company can also obtain funding on a short-term basis through the issuance of short-term notes.

The Corporation's consolidated long-term debt increased $86 million to $247 million at December 31, 1996. This increase was the result of the subordinated debt issuance at the Bank, partially offset by the prepayment of the parent company's senior notes in the third quarter.

Capital Resources
The Corporation's total shareholders' equity increased $35 million or 4.3 percent to $855 million at December 31, 1996, compared to $820 million at December 31, 1995. The increase is due to the retention of net income after dividends on preferred and common shares, offset by a $60 million increase in treasury shares as a result of the Corporation's buyback program.

In December, 1996, the Corporation declared a three-for-one stock split payable to shareholders of record December 31, 1996. Restated for the stock split, the Corporation increased its annual dividend rate per common share 17.6 percent from $0.53 in 1995 to $0.63 in 1996. The dividend payout ratio for 1996 declined slightly to 34.7 percent, following payout ratios of 35.0 percent in 1995 and 35.9 percent in 1994.

In January of 1996, the board of directors of the Corporation approved the purchase of six million shares over the next three years under its common stock buyback program. In December of 1996 the board of directors approved the purchase of an additional three million shares under the buyback program. The repurchased shares are held as treasury shares primarily for reissue in connection with the employee stock option plans. As of December 31, 1996, the Corporation had repurchased 3,045,618 shares through the buyback program.

Banking industry regulators define minimum capital requirements for banks and bank holding companies. The Corporation's tier 1 and total risk-based capital ratios as of December 31, 1996 amounted to 7.64 percent and 11.88 percent, respectively, well above the minimum requirements of 4.00 percent for tier 1 and 8.00 percent for total risk-based capital. This compares to tier 1 and total risk-based capital ratios of 7.97 percent and 11.23 percent at December 31, 1995. Regulatory authorities have also established a minimum "leverage" ratio of 3.00 percent, which is defined as tier 1 equity to average quarterly assets. At December 31, 1996, the Corporation's leverage ratio was 6.53 percent, compared to 6.23 percent a year earlier. The increase in the total risk-based capital ratio in 1996 was the result of the $100 million issuance of subordinated debt, which increased total capital 18.5 percent, while gross risk-adjusted assets were up 12.0 percent at December 31, 1996.

The Corporation's subsidiary bank maintains risk-based capital and leverage ratios within the "well capitalized" category as defined by the FDIC. The "well capitalized" category requires tier 1 and total risk-based capital ratios of at least 6.00 percent and 10.00 percent, respectively, and a minimum leverage ratio of 5.00 percent.

Table 17 provides a summary of the components of tier 1 and total risk-based capital, the amounts of risk-weighted assets and capital ratios as defined by the regulatory agencies as of December 31, 1996 and 1995.


Table 17 -- Regulatory Capital Ratios --

As of December 31 (dollars in thousands)               1996           1995
Tier 1 capital:
  Common shareholders' equity                    $  855,072     $  819,896
  Qualifying preferred stock                             --            281
  Less:  Unrealized gains/(losses)
           on securities                              7,126          5,957
         Goodwill and other adjustments             215,630        225,545
    Total tier 1 capital                            632,316        588,675
Tier 2 capital components:
  Qualifying long-term debt                         247,358        148,314
  Allowance for loan losses                         103,701         92,556
Total risk-based capital                         $  983,375     $  829,545
Risk-Weighted Assets:
  Risk-weighted assets on-balance-sheet          $7,710,575     $6,974,316
  Risk-weighted assets off-balance-sheet            800,848        655,077
  Less:  Goodwill and other adjustments             230,389        239,243
    Net risk-weighted assets                     $8,281,034     $7,390,150
Fourth quarter average assets,
  net of adjustments                             $9,678,184     $9,447,575
Risk-based capital ratios:
  Tier 1                                               7.64%          7.97%
  Total                                               11.88          11.23
Tier 1 leverage ratio                                  6.53           6.23


FIVE YEAR LINE CHART OF COMMON STOCK PRICE & BOOK VALUE
(dollars per share)

                              1992     1993     1994     1995     1996
          High               $13.17   $13.13   $14.92   $20.75   $31.38
          Low                  8.08    11.00    11.17    12.08    18.71
          Book Value           6.70     7.44     8.01     9.16     9.86

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As of December 31 (dollars in thousands)              1996          1995

Assets:
Cash and due from banks                        $   508,831    $  463,693
Money market investments                            50,170        22,500
Investment securities:
 Available-for-sale                              1,332,312     1,517,868
 Held-to-maturity (market value of
  $168,326 in 1996 and $186,064 in 1995)           167,957       184,687
     Total securities                            1,500,269     1,702,555
Loans:
 Commercial loans                                2,406,540     2,234,847
 Real estate loans                               2,599,079     2,576,186
 Retail loans                                    2,726,561     2,213,036
     Total loans                                 7,732,180     7,024,069
     Less: Unearned interest                       145,002        98,288
                                                 7,587,178     6,925,781
           Allowance for loan losses               118,689       106,909
     Net loans                                   7,468,489     6,818,872
Premises and equipment                             136,045       134,386
Acceptances--customers' liability                   19,257        20,965
Other assets                                       410,754       410,361
     Total assets                              $10,093,815    $9,573,332

Liabilities:
Deposits:
 Noninterest-bearing deposits                  $ 1,571,080    $1,371,888
 Interest-bearing deposits                       6,305,181     6,322,110
     Total deposits                              7,876,261     7,693,998
Short-term borrowings                              921,317       735,016
Long-term debt                                     247,359       161,190
Acceptances outstanding                             19,257        20,965
Other liabilities                                  174,549       141,986
     Total liabilities                           9,238,743     8,753,155

Shareholders' Equity:
Preferred stock:
 Shares authorized - 1,000,000
 Shares issued - none in 1996
                 3,387 in 1995                          --           281
Common stock:
 Shares authorized - 100,000,000
 Shares issued - 90,481,374 in 1996
                 30,160,458 in 1995                452,407       150,802
Surplus                                             76,045        76,937
Retained earnings                                  400,838       599,005
Treasury stock, at cost (3,722,931 shares
 in 1996 and 326,870 shares in 1995)               (81,344)      (12,805)
Net unrealized gain on securities
 available-for-sale                                  7,126         5,957
     Total shareholders' equity                    855,072       820,177
     Total liabilities and
      shareholders' equity                     $10,093,815    $9,573,332

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (amounts in thousands except per share data)

                                             1996        1995         1994
Interest Income:
Interest and fees on loans               $635,619    $586,416     $465,361
Interest on investment securities:
  Taxable                                  95,080     121,724      100,986
  Non-taxable                               3,126       1,215        1,491
Interest on money market investments        1,700       1,049        1,886
     Total interest income                735,525     710,404      569,724
Interest Expense:
Interest on deposits                      262,675     265,972      175,220
Interest on short-term borrowings          42,999      55,227       39,081
Interest on long-term debt                 11,652      10,997        9,317
     Total interest expense               317,326     332,196      223,618
     Net interest income                  418,199     378,208      346,106
Provision for loan losses                  40,773      25,101       24,372
     Net interest income after
       provision for loan losses           77,426     353,107      321,734
Noninterest Income:
Service charges on deposits                55,983      43,870       35,543
Trust income                               46,917      41,512       36,539
Credit card income                         19,183      15,118       12,475
ATM income                                 10,231       7,652        5,104
Mortgage banking income                     7,556       2,362        4,301
Investment securities gains/(losses)-net   (2,451)      1,910           10
All other income                           33,103      25,700       23,043
     Total noninterest income             170,522     138,124      117,015
Noninterest Expense:
Salaries                                  121,366     112,923      105,279
Pension and other employee benefits        19,905      20,273       19,692
Equipment expense                          17,329      16,284       15,028
Occupancy expense-net                      22,019      22,059       18,852
All other expense                         122,592     114,675      101,460
                                          303,211     286,214      260,311
SAIF special assessment                     5,000          --           --
     Total noninterest expense            308,211     286,214      260,311
Income before income tax                  239,737     205,017      178,438
Income tax                                 81,378      68,414       61,847
     Net income                          $158,359    $136,603     $116,591
Per Share:
Primary earnings                         $   1.79    $   1.52     $   1.30
Fully diluted earnings                       1.79        1.51         1.29
Dividends declared on common stock           0.63        0.53         0.47
Dividends declared on preferred stock        3.00        6.00         6.00
Weighted average shares of common
  stock outstanding                        88,564      90,086       89,618
Weighted average fully diluted
  common stock equivalents                 88,584      90,319       90,689

Per share amounts have been restated to reflect a 3-for-1 stock split in 1996.

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                    Series B     Common                                    Unrealized
                             Preferred Stock      Stock             Retained  Treasury    Gain/(Loss)
(dollars in thousands)     $100 Stated Value     $5 Par   Surplus   Earnings     Stock  on Securities        Total
Balance, January 1, 1994             $14,622  $ 148,767  $ 80,038  $ 435,724  $ (3,352)     $     --   $   675,799
Net income                                --         --        --    116,591        --            --       116,591
Cash dividends declared on
  common stock                            --         --        --    (41,726)       --            --       (41,726)
Cash dividends declared on
  Series B Preferred Stock                --         --        --       (321)       --            --          (321)
Conversion of Series B Preferred
  Stock into common stock            (12,156)     1,672    (2,039)        --    12,522            --            (1)
Issuance of common stock
  and treasury shares                     --         90      (917)        --     6,600            --         5,773
Purchase of treasury stock                --         --        --         --   (25,680)           --       (25,680)
Shares reserved to meet deferred
  compensation obligations                --         --       955         --       465            --         1,420
Adoption of SFAS No. 115                  --         --        --         --        --         4,386         4,386
Change in net unrealized gain/
  (loss) on available-for-sale
  securities                              --         --        --         --        --       (18,023)      (18,023)
Balance, December 31, 1994             2,466    150,529    78,037    510,268    (9,445)      (13,637)      718,218
Net income                                --         --        --    136,603        --            --       136,603
Cash dividends declared on
  common stock                            --         --        --    (47,790)       --            --       (47,790)
Cash dividends declared on
  Series B Preferred Stock                --         --        --        (76)       --            --           (76)
Conversion of Series B Preferred
  Stock into common stock             (2,185)        --    (2,863)        --     5,047            --            (1)
Issuance of common stock
  and treasury shares                     --        273       583         --     3,743            --         4,599
Purchase of treasury stock                --         --        --         --   (12,081)           --       (12,081)
Shares reserved to meet deferred
  compensation obligations                --         --     1,180         --       (69)           --         1,111
Change in net unrealized gain/
  (loss) on available-for-sale
  securities                              --         --        --         --        --        19,594        19,594
Balance, December 31, 1995               281    150,802    76,937    599,005   (12,805)        5,957       820,177
Net income                                --         --        --    158,359        --            --       158,359
Cash dividends declared on
  common stock                            --         --        --    (54,916)       --            --       (54,916)
Cash dividends declared on
  Series B Preferred Stock                --         --        --         (5)       --            --            (5)
3-for-1 stock split                       --    301,605  (301,605)        --        --            --            --
Transfer                                  --         --   301,605   (301,605)       --            --            --
Conversion of Series B Preferred
  Stock into common stock               (281)        --      (643)        --       924            --            --
Issuance of common stock
  and treasury shares                     --         --    (2,517)        --    11,397            --         8,880
Purchase of treasury stock                --         --        --         --   (80,581)           --       (80,581)
Shares reserved to meet deferred
  compensation obligations                --         --     1,903         --      (279)           --         1,624
Amortization of stock awards              --         --       365         --        --            --           365
Change in net unrealized gain/
  (loss) on available-for-sale
  securities                              --         --        --         --        --         1,169         1,169
Balance, December 31, 1996             $  --   $452,407   $76,045   $400,838  $(81,344)       $7,126      $855,072

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (dollars in thousands)
                                                  1996      1995        1994
Cash Flows from Operating Activities:
Net income                                   $ 158,359 $ 136,603 $   116,591
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization                   38,359    33,688      30,559
Provision for loan losses                       40,773    25,101      24,372
Provision for deferred taxes                    27,359    19,674       7,298
Gains on sale of premises and equipment-net       (166)     (311)       (235)
Gains/(loss) on sale of securities-net           2,451    (1,910)        (10)
(Gain)/loss on sale of mortgage loans           (2,745)    1,546        (594)
Mortgage loans originated for sale on
 the secondary market                         (285,284) (235,026)    (95,082)
Proceeds from sale of mortgage loans on
 the secondary market                          311,012   191,760     134,966
Net change in other assets                      (9,441)  (96,360)    (19,435)
Net change in other liabilities                 (2,352)   39,780       7,416
    Total adjustments                          119,966   (22,058)     89,255
    Net cash provided by operating activities  278,325   114,545     205,846
Cash Flows from Investing Activities:
Proceeds from maturities of held-to-maturity
 securities                                     60,497   223,349     273,522
Proceeds from maturities of available-for-
 sale securities                               327,685   123,150     370,940
Proceeds from sales of available-for-sale
 securities                                    143,222   520,772         991
Purchase of held-to-maturity securities        (44,024)  (43,895) (1,007,526)
Purchase of available-for-sale securities     (285,173) (170,488)   (398,244)
Net change in loans                           (724,428) (780,130) (1,029,181)
Proceeds from sales of loans                    31,170   134,595      22,172
Proceeds from sales of premises and equipment      856     2,091       1,261
Purchase of premises and equipment             (16,933)  (19,977)    (30,462)
Net change due to acquisitions of branch
 offices                                        32,513   568,488     972,568
    Net cash provided by/(used in)
     investing activities                     (474,615)  557,955    (823,959)
Cash Flows from Financing Activities:
Net change in deposits                         120,174  (314,496)    270,006
Net change in short-term borrowings            186,301  (299,684)    217,994
Principal payments on long-term debt           (12,780)   (5,470)    (33,450)
Proceeds from issuance of long-term debt        98,754        --     148,050
Proceeds from issuance of common stock           8,880     4,598       5,773
Purchase of treasury stock                     (80,581)  (12,081)    (25,680)
Shares reserved to meet deferred
 compensation obligations                        1,624     1,111       1,420
Dividends paid                                 (53,274)  (46,397)    (40,422)
    Net cash provided by/(used in)
     financing activities                      269,098  (672,419)    543,691
Net change in cash and cash equivalents         72,808        81     (74,422)
Cash and cash equivalents at beginning
 of year                                       486,193   486,112     560,534
Cash and cash equivalents at end of year     $ 559,001 $ 486,193 $   486,112

Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)
                                                  1996      1995        1994
Cash Paid During the Year for:
Interest                                     $ 323,211 $ 321,300 $   206,616
Income taxes                                    53,815    45,394      55,096
Noncash transfer of loans to other real
 estate owned                                    1,457     1,327       1,325

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

Certain amounts within the consolidated financial statements as of and for the years ended December 31, 1995 and 1994 have been restated to conform to the 1996 presentation.

Nature of Operations
Star Banc Corporation is a multi-state bank holding company headquartered in Cincinnati, Ohio. Through its banking subsidiary the Corporation operates over 260 banking offices in Ohio, Kentucky and Indiana and provides a full range of consumer, commercial and trust financial products, including deposit, credit and investment services.

Investment Securities
When securities are purchased they are classified in the held-to-maturity portfolio, the available-for-sale portfolio, or as trading securities. Held-to-maturity securities are debt securities that the Corporation has the positive intent and ability to hold to maturity. Held-to-maturity securities are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities are debt and equity securities which will be held for an indefinite period of time and may be sold from time to time for asset/liability purposes, in order to manage interest rate risk or for liquidity needs. Available-for-sale securities are reported at fair value. Unrealized gains or losses for these securities are excluded from earnings and reported, net of tax, in a separate component of equity. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in current earnings. Currently, the Corporation has not classified any securities as trading. The cost of securities sold is determined on a specific identification basis.
The investment security classifications described above are as defined in Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities" which the Corporation adopted in 1994. Additional disclosures required by SFAS No. 115 are shown in
Note 3.

Loans
Loans are stated at the principal amount outstanding, net of unearned interest and unamortized origination fees and costs. Interest income on loans is recognized using the interest method or methods that approximate the interest method.

Loans held-for-sale are carried in the aggregate at lower of cost or fair value and included in total loans in the consolidated balance sheets.

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

In 1995, the Corporation adopted SFAS No. 114, as amended by SFAS No. 118, related to accounting by creditors for impairment of loans. SFAS No. 114 requires that impaired loans as defined by the statement be measured based on
(1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or (2) as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded. The Corporation had previously measured the allowance for loan losses on impaired loans using similar methods to those prescribed by SFAS No. 114.

The specific valuation allowance recorded on impaired loans is included in the total allowance for loan losses. In addition to the methods prescribed in SFAS No. 114 for impaired loans, the amount of the provision for loan losses necessary to maintain the adequacy of the total allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, changes in the mix and levels of the various types of loans, past net charge-off experience and other pertinent information.

The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Charge-offs are made against the allowance for loan losses when management concludes that the loan amounts are likely to be uncollectible.

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


Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell, and is included in other assets in the consolidated balance sheets. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are recorded in non-interest expense.

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

Other identified intangible assets of the Corporation are being amortized on a straight-line basis over periods from 5 to 17 years.

The Corporation reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Asset values and the related amortization expense are based on estimated lives and significant changes in these lives could significantly affect future amortization expense.

Income Taxes
The Corporation files a consolidated federal income tax return. The
Corporation recognizes the amount of taxes payable (or refundable) for the current year and deferred taxes, related to temporary differences in the tax and financial reporting bases of assets and liabilities. Temporary differences occur when tax laws differ from the recognition and measurement requirements of financial accounting standards. Temporary differences relate to lease financing, allowance for loan losses, depreciation of fixed assets, pension liabilities and deferred loan fees, among others. Provisions for deferred taxes are made at each legal entity of the Corporation in recognition of such temporary differences. Disclosures required by SFAS No. 109 are shown in
Note 9.

Derivative Financial Instruments
The Corporation utilizes derivative financial instruments, primarily interest rate swap agreements, for hedging purposes to reduce exposure to adverse changes in interest rates and in foreign currency exchange rates. The income or expense related to these transactions is recognized, on an accrual basis, over the life of the hedged instrument as an adjustment to interest income or expense. Additional disclosures related to derivatives are shown in Note 17.

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

Mortgage Servicing Rights
In 1996, the Corporation adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65." SFAS No. 122 requires the Corporation to capitalize mortgage servicing rights on originated mortgage loans when the loans are originated to be sold or securitized and servicing is retained. When a mortgage loan is purchased or originated to be sold or securitized with servicing retained, the total cost of the loan is allocated to the mortgage servicing right and the loan based on their relative fair values. Under SFAS No. 122, capitalized servicing rights are assessed for impairment based on the fair value of those rights. In addition, capitalized mortgage servicing rights must be stratified based on one or more predominant risk characteristics of the underlying loans and impairment is recognized through a valuation allowance for each impaired stratum.

The capitalization requirements of SFAS No. 122 were applied prospectively beginning January 1, 1996 to all transactions in which mortgage loans are sold or securitized with servicing rights retained. The value of pre-SFAS No. 122 purchased mortgage servicing rights (PMSRs) was established using the amount of consideration paid, which is based on current market conditions at the time the servicing rights were purchased. The effect of the adoption of SFAS No. 122 was not material to the Corporation.

Mortgage servicing rights are amortized as noninterest expense over the period of their estimated lives in proportion with estimated net servicing income. See Note 7 for additional information and required disclosures under SFAS
No. 122.

Transfers and Servicing of Financial Assets
In 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 applies to transactions occurring after December 31, 1996.

The adoption of SFAS No. 125 is not expected to have a material impact on the Corporation's financial condition or results of operations.

Impairment of Long-Lived Assets
In 1996, the Corporation adopted SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses accounting for impairment of long-lived assets, including certain identifiable intangibles, and goodwill related to those assets. SFAS No. 121 requires that assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The adoption of SFAS No. 121 did not have a material impact on the Corporation's financial condition or results of operations.


Stock-Based Compensation
In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require a "fair value" based method of accounting for stock-based compensation plans. With the adoption of SFAS No. 123 the Corporation elected to continue to follow the principles of APB Opinion No. 25 for expense recognition purposes. The disclosures required by SFAS No. 123 are shown in Note 13.

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


Note 2 - Reserve Balance Requirements

Banking regulations require the Corporation's banking subsidiary to maintain cash reserves which are unavailable for investment. The amounts of such reserves, which are included in cash and due from banks in the consolidated balance sheets, were $133 million and $204 million at December 31, 1996 and 1995, respectively.


Note 3 - Investment Securities

The table below summarizes unrealized gains and losses for held-to-maturity and available-for-sale securities at December 31, 1996 and 1995.

                                                1996                                     1995
                               Amortized     Unrealized          Fair   Amortized     Unrealized          Fair
(dollars in thousands)              Cost    Gains  Losses       Value        Cost    Gains  Losses       Value
Held-to-Maturity
Mortgage-backed securities    $  113,754  $    --  $1,045  $  112,709  $  144,701  $    --  $1,118  $  143,583
Obligations of state and
 political subdivisions           54,203    1,920     506      55,617      39,986    2,500       5      42,481
Other debt securities                 --       --      --          --          --       --      --          --
  Total held-to-maturity
   securities                 $  167,957  $ 1,920  $1,551  $  168,326  $  184,687  $ 2,500  $1,123  $  186,064
Available-for-Sale
U.S. Treasuries and agencies  $   20,282  $   160  $    7  $   20,435  $   18,933  $   419  $    4  $   19,348
Mortgage-backed securities     1,250,598   15,828   4,998   1,261,428   1,449,217   14,896   6,021   1,458,092
Other debt securities              1,434        6       1       1,439       1,435        9       1       1,443
Federal Reserve/FHLB stock
 and other equity securities      49,010       --      --      49,010      38,985       --      --      38,985
  Total available-for-sale
   securities                 $1,321,324  $15,994  $5,006  $1,332,312  $1,508,570  $15,324  $6,026  $1,517,868

The following table presents the amortized cost and fair value of held-to-maturity and available-for-sale debt securities at December 31, 1996.

                                                Amortized          Fair
(dollars in thousands)                               Cost         Value
Held-to-Maturity
One year or less                               $   54,807    $   54,980
After one year through five years                  92,520        92,186
After five years through ten years                  7,208         7,393
After ten years                                    13,422        13,767
    Total                                      $  167,957    $  168,326
Available-for-Sale
One year or less                               $  232,951    $  234,958
After one year through five years                 774,092       780,781
After five years through ten years                191,194       192,845
After ten years                                    74,077        74,718
    Total                                      $1,272,314    $1,283,302

Note: Maturity information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments.

As of December 31, 1996, the Corporation reported a net unrealized gain of $11 million for available-for-sale securities. For 1996, the unrealized gain/(loss) reported as a separate component of equity (net of tax) changed from an unrealized gain of $6 million to an unrealized gain of $7 million, increasing equity $1 million.

The following table provides information as to the amount of gross gains and (losses) realized through the sales of investment securities (from available-for-sale securities).

(dollars in thousands)                       1996      1995   1994
Debt securities:
    Gross gains                           $     3   $ 3,275    $10
    Gross (losses)                         (2,450)   (1,365)    --
Equity securities net gains                    (4)       --     --
    Net securities gains/(losses)         $(2,451)  $ 1,910    $10

Securities with a carrying value of $1.28 billion at December 31, 1996 and $1.41 billion at December 31, 1995, were pledged to secure deposits and for other purposes. All securities pledged to secure deposits and repurchase agreements are controlled solely by Star Bank, N.A.

Note 4 - Loans

The following table lists information related to nonperforming loans as of December 31.

(dollars in thousands)                              1996      1995
Loans on nonaccrual status                       $39,375   $36,875
Restructured loans                                    80        87
     Total nonperforming loans                   $39,455   $36,962
Interest that would have been recognized
  on nonperforming loans in accordance
  with their original terms                      $ 3,934   $ 3,888
Actual interest recorded for nonaccrual
  and restructured loans                           2,055       982


Most of the Corporation's business activity is with customers located in the immediate market areas of its subsidiary bank in Ohio, Kentucky and Indiana. As of December 31, 1996, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10 percent of total loans.

At December 31, 1996, residential real estate loans held for sale, included in total loans, amounted to $22 million, compared to $48 million at December 31, 1995.

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

The aggregate amount of loans in excess of $60,000 outstanding to directors and executive officers (including their related interests) of the parent company and its wholly-owned subsidiary, Star Bank, N.A., amounted to $54,766,000 and $31,623,000 at December 31, 1996 and 1995, respectively. During
1996, new loans and repayments related to outstanding loans amounted to $2,486,000 and $1,805,000, respectively. Changes in the composition of the board of directors and executive management had no effect on such loans in 1996. Management believes these loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.

Note 5 - Allowance for Loan Losses and Impaired Loans

A summary of the activity in the allowance for loan losses is shown in the following table.

(dollars in thousands)                   1996      1995      1994
Balance--beginning of year           $106,909  $ 95,979  $ 83,156
  Loans charged off                   (43,653)  (28,248)  (24,570)
  Recoveries on loans
    previously charged off             14,660    14,077    13,021
  Net charge-offs                     (28,993)  (14,171)  (11,549)
  Provision charged
    to earnings                        40,773    25,101    24,372
Balance--end of year                 $118,689  $106,909  $ 95,979

As described in Note 1, the Corporation adopted SFAS No. 114 and SFAS No. 118 in 1995. The valuation allowance recorded on impaired loans in accordance with SFAS No. 114, is included in the total allowance for loan losses shown above. The adoption of SFAS No. 114 and 118 did not have a material impact on the financial condition or results of operations of the Corporation.

The average recorded investment in impaired loans was $32 million for 1996 and $28 million for 1995. As a general policy, the Corporation applies both principal and interest payments received on impaired loans as a reduction of principal. The Corporation did not recognize any interest on impaired loans in 1996. For 1995, the Corporation recognized $152,000 in cash basis interest on impaired loans.

The following table shows the Corporation's recorded investment in impaired loans and the related valuation allowance (as calculated under SFAS No. 114) at December 31, 1996 and 1995.

(dollars in thousands)                     1996                   1995
                                    Recorded  Valuation    Recorded  Valuation
                                  Investment  Allowance  Investment  Allowance
Impaired Loans:
  Valuation allowance required       $ 2,215       $785     $15,688     $3,922
  No valuation allowance required     29,018         --      14,171         --
        Total impaired loans         $31,233       $785     $29,859     $3,922


Note 6 - Premises and Equipment

Premises and equipment as of December 31 are summarized in the following table.

(dollars in thousands)                              1996      1995
Land                                            $ 15,754  $ 14,588
Bank buildings                                    89,567    92,735
Furniture, fixtures & equipment                   78,674    71,756
Leasehold improvements                            20,999    17,448
Construction in progress                           1,799     2,639
            Total premises and equipment         206,793   199,166
Less: Accumulated depreciation
      and amortization                            70,748    64,780
            Net premises and equipment          $136,045  $134,386

Depreciation and amortization expense related to premises and equipment amounted to $15,106,000 in 1996, $13,894,000 in 1995 and $10,369,000 in 1994.
Total rental expense was $16,052,000 in 1996, $15,506,000 in 1995 and
$15,793,000 in 1994.

Future minimum rental payments related to non-cancelable operating leases having initial terms in excess of one year are $12,986,000 in 1997, $11,684,000 in 1998, $9,749,000 in 1999, $9,174,000 in 2000, $7,473,000 in 2001 and
$39,150,000 in later years.

Note 7 - Mortgage Servicing Rights

Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards No. 122 (SFAS No. 122), "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65." When a mortgage loan is purchased or originated to be sold or securitized with servicing retained, the total cost of the loan is allocated to the mortgage servicing right and the loan based on their relative fair values.

The value of pre-SFAS No. 122 purchased mortgage servicing rights (PMSRs) was established using the amount of consideration paid, which is based on current market conditions at the time the loan was purchased. Beginning in 1996, the value of servicing rights is established based on either the amount of consideration paid for loans purchased or pricing determined using a valuation model which calculates the present value of estimated future cash flows based on the market rate at the time of the loan for originated loans. Mortgage servicing rights are amortized as noninterest expense over the period of their estimated lives in proportion with estimated net servicing income.

In estimating fair value for the purposes of impairment evaluation and measurement, mortgage servicing rights capitalized in 1996 are stratified based on fixed and variable rate products by 200 basis point rate bands, while pre-SFAS No. 122 PMSRs are measured separately. Quarterly impairment testing is performed using a discounted cash flow methodology assuming current national prepayment speeds and a current discount rate. At December 31, 1996 an 8.0 percent discount rate was assumed. Impairment will be recognized through a valuation allowance for each impaired stratum.

The following is a summary of mortgage servicing rights at December 31, 1996.

Mortgage Servicing Rights:
(dollars in thousands)                      1996
Balance at beginning of year            $ 16,819
    Amount capitalized                     3,468
    Amortization                          (1,557)
  Balance at end of year                   8,730
Fair Value at December 31, 1996         $ 11,983

There was no valuation allowance established related to mortgage servicing rights at December 31, 1996.


Note 8 - Short-Term Borrowings

The following table is a summary of short-term borrowings for the last three years.

(dollars in thousands)                1996               1995               1994
                                 Amount  Rate       Amount  Rate       Amount  Rate
At year end:
  Federal funds purchased      $254,877  5.6%   $  211,854  5.8%   $  421,228  5.9%
  Securities sold under
    agreements to repurchase    599,207  4.3       471,987  5.1       496,066  5.4
  Commercial paper               66,078  5.5        36,810  5.7            --   --
  Other short-term borrowings     1,155  4.4        14,365  4.5       117,406  5.0
      Total                     921,317  4.8       735,016  5.3     1,034,700  5.2
Average for the year:
  Federal funds purchased       281,102  5.3       440,335  5.9       471,538  4.4
  Securities sold under
     agreements to repurchase   512,193  4.3       479,285  4.9       459,730  3.5
  Commercial paper               91,797  5.5        11,861  5.9            --   --
  Other short-term borrowings    12,933  6.0        83,071  5.7        64,633  4.0
      Total                    $898,025  4.8%   $1,014,552  5.4%   $  995,901  3.9%
Maximum month-end balances:
  Federal funds purchased      $375,109         $1,544,269         $  724,486
  Securities sold under
     agreements to repurchase   599,207            549,437            502,777
  Commercial paper              130,097             36,810                 --
  Other short-term borrowings    75,046            295,007            456,032

Note 9 - Income Taxes

At December 31, 1996, in accordance with SFAS No. 109, included in the Corporation's consolidated balance sheet was a net deferred tax liability of $54,591,000, compared to $26,579,000 at December 31, 1995. This change was primarily due to increases in leasing operations. The Corporation has not recorded a valuation reserve related to deferred tax assets.

The components of the net deferred tax asset/(liability) at December 31, 1996 and 1995 were as follows:

(dollars in thousands)                             1996        1995
  Allowance for loan losses                   $  41,689    $ 37,567
  Deferred loan fees/costs                        1,133       1,749
  Deferred compensation                           3,391       2,522
  Intangible asset amortization                     458         845
  Other                                           3,044       3,011
        Total deferred tax asset                 49,715      45,694
  Leased assets                                 (84,868)    (55,343)
  Pension liabilities                            (5,559)     (4,945)
  Depreciation of fixed assets                   (5,953)     (5,379)
  Unrealized gain on securities                  (3,862)     (3,208)
  FHLB stock dividend                            (1,735)     (1,038)
  Intangible assets/purchase
    accounting adjustments                         (277)       (580)
  Other                                          (2,052)     (1,780)
        Total deferred tax liability           (104,306)    (72,273)
        Net deferred tax asset/(liability)    $ (54,591)   $(26,579)

Income tax expense for the last three years consisted of the following:

(dollars in thousands)                     1996      1995      1994
Current payable:
  Federal                               $52,668   $47,704   $53,740
  State                                   1,351     1,036       809
        Total current
          income tax                     54,019    48,740    54,549
Deferred federal income tax
 resulting from:
  Allowance for loan losses              (4,122)   (4,416)   (4,585)
  Leasing                                29,525    23,137    12,019
  Intangible assets                          32    (1,299)   (1,402)
  Other-net                               1,924     2,252     1,266
        Total deferred
          federal income tax             27,359    19,674     7,298
        Income tax                      $81,378   $68,414   $61,847

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

                                           1996      1995      1994
Statutory tax rate                         35.0 %    35.0 %    35.0 %
Adjustments to statutory
 tax rate:
  Tax-exempt interest income               (1.0)     (1.1)     (1.1)
  Other-net                                (0.1)     (0.5)      0.8
Effective tax rate                         33.9 %    33.4 %    34.7 %


Note 10 - Time Deposits and Long-Term Debt

Included in the Corporation's deposits at December 31, 1996 were $440 million in time deposits over $100,000. Maturities of total time deposits at December 31, 1996 were $2.75 billion less than 1 year, $574 million 1-5 years and $29 million over 5 years.

The following is a summary of the Corporation's long-term debt as of December 31.

(dollars in thousands)                           1996       1995
Parent company:
9.25% Senior notes--semiannual
  payments of interest, principal
  paid off in 1996                           $     --   $ 12,780
Star Bank, N.A.:
6 3/8% Subordinated notes--semiannual
  payments of interest, principal
  due 2004                                    148,606    148,410
6 5/8% Subordinated notes--semiannual
  payments of interest, principal
  due 2006                                     98,753         --
        Total long-term debt                 $247,359   $161,190

The parent company has a line of credit of $150 million, of which the total amount was available as of December 31, 1996. The scheduled payments of all of the Corporation's long-term debt are over 5 years.


Note 11 - Pension

The Corporation has a non-contributory defined benefit pension plan covering substantially all employees. The benefits are based on years of service and employees' compensation while employed. The Corporation's funding policy is to make an annual contribution to the plan which at least equals the minimum required contribution.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated balance sheets at December 31, 1996 and 1995.

(dollars in thousands)                       1996      1995
Projected benefit obligation:
  Vested benefits                         $54,539   $46,041
  Nonvested benefits                        1,276     1,887
    Accumulated benefit obligation         55,815    47,928
  Effect of projected future
    compensation levels                     6,639     9,397
      Projected benefit obligation         62,454    57,325
Plan assets                                85,538    77,801
      Plan assets in excess of
        projected benefit obligation       23,084    20,476
Unrecognized net loss due to past
  experience different from
  assumptions made                          2,706     4,364
Unrecognized prior service cost              (270)     (291)
Unrecognized net asset being
  recognized over 16 years                 (6,034)   (7,283)
      Prepaid pension cost in
        consolidated balance sheets       $19,486   $17,266

Net pension cost, which amounted to a credit for 1994 through 1996, included the following components:

(dollars in thousands)                       1996      1995     1994
Service cost - benefits
  earned during the
  period                                 $  2,465  $  2,108  $ 2,555
Interest cost of
  projected benefit
  obligation                                4,174     3,806    3,773
Actual total return
  on plan assets                          (10,846)  (11,245)    (324)
Net amortization
  and deferral                              1,987     3,273   (7,452)
    Net periodic
      pension (credit)                   $ (2,220) $ (2,058) $(1,448)

Plan assets primarily consist of listed stocks, corporate bonds, United States Treasury and Agency securities, and mutual funds. Included in plan assets at December 31, 1996 were 289,800 shares of the Corporation's stock with a value of $9 million. December 31, 1995 plan assets included 397,800 shares with a value of $8 million.

In determining the projected benefit obligation, the following weighted average rates were used.

                                             1996      1995     1994
Discount rate                                7.75%     7.50%    8.25%
Future salary increases                      4.50      4.00     4.00
Long-term return on assets                  10.10      9.58     9.58


Note 12 - Other Postretirement Benefits

The Corporation provides health care benefits to current retirees, and their spouses, who had retired prior to January 1, 1993. Employees who retired after January 1, 1993 may obtain health care benefits under the Corporation's health care plan; however, the total amount of premiums is paid by the retiree.

The liability for postretirement benefits is unfunded. The following table sets forth the amount of the accumulated benefit obligation recognized in the Corporation's consolidated balance sheet at December 31, 1996 and 1995.

(dollars in thousands)                             1996      1995
Accumulated postretirement
 benefit obligation:
  Retirees                                      $ 2,995   $ 2,420
  Fully eligible active participants                 --        --
   Total                                          2,995     2,420
Unrecognized net gain/(loss)                      1,903     2,796
Unrecognized transition
 obligation being amortized over 14 years        (3,909)   (4,300)
  Accrued postretirement obligation
   in consolidated balance sheets               $   989   $   916

The components of the net periodic cost of postretirement benefits for 1994 through 1996 were as follows:

(dollars in thousands)                   1996      1995     1994
Interest cost of projected
  benefit obligation                    $ 150     $ 194     $372
Amortization of unrecognized
  transition obligation                   391       391      391
Net amortization
  and deferral                           (172)     (185)      --
    Net periodic
      postretirement
      benefit cost                      $ 369     $ 400     $763

The weighted average discount rates used in determining the amount of the accumulated benefit obligation were 6.75 percent as of December 31, 1996 and
6.5 percent as of December 31, 1995. The measurement of the accumulated benefit obligation assumed a health care cost trend rate of 11.00 percent for 1996 and 1995, which gradually decreases to an ultimate rate of 5.80 percent by 2012 and thereafter. The health care cost trend assumption has a significant effect on the amounts reported. To illustrate, a one percent increase in each future year would increase the accumulated postretirement benefit obligation at December 31, 1996 by $246,000 and increase the aggregate of the service and interest cost components of the net periodic benefit cost for the year by $17,000.

Note 13 - Stock Options and Compensation Plans

In 1992, the shareholders of the Corporation approved the adoption of the Star Banc Corporation 1991 Stock Incentive Plan ("the Plan") replacing the 1986 plan. The Plan provides for the grant, to selected key managerial personnel, of options to purchase shares of common stock generally at the stock's fair market value at the date of grant. In addition, the Plan provides for the grant, to selected key managerial personnel, of stock awards and of shares of common stock which are subject to restriction on transfer and to a right of repurchase by the Corporation. Not more than 7,500,000 authorized and unissued shares of common stock, in the aggregate, are available for issue under the Plan. The Plan will terminate on January 7, 2001.

In 1996, the Corporation adopted the 1996 StarShare Stock Option Plan for all employees. The 1996 StarShare Plan provided a one-time grant to all eligible employees of options to purchase shares of common stock at the stock's fair market value at the grant date. This one-time grant to purchase shares of common stock of the Corporation was made to all active employees (not currently eligible under the 1991 Incentive Plan) as a performance award.

The 1996 StarShare Plan was in addition to the original 1993 StarShare Plan which was granted, as a performance award, to all eligible employees following the Corporation's restructuring program. The StarShare Plans are one-time grants and therefore no additional shares are available under these plans. The StarShare Plans have no expressed termination date; however, these plans may be terminated or modified by the board of directors at any time.

All grants of stock options since 1993 under the Stock Incentive and StarShare Plans vest over a four year period.

The following is a summary of options and awards outstanding and exercised under the 1991 and 1986 Stock Incentive Plans, the Directors Plan and the StarShare Option Plans.

                                                  1996                                  1995
                                       Stock      Stock  Weighted-Average    Stock      Stock  Weighted-Average
                                      Awards    Options    Exercise Price   Awards    Options    Exercise Price
Stock Incentive and Directors Plans:
Number of shares outstanding
  at beginning of year                90,000  5,414,919            $13.24       --  4,369,068            $11.22
    Granted                               --  1,290,900             29.44   90,000  1,350,300             19.14
    Exercised                             --   (430,212)             9.77       --   (294,924)            10.44
    Cancelled                             --    (27,564)            15.38       --     (9,525)            11.79
Number of shares outstanding
  at end of year                      90,000  6,248,043             16.81   90,000  5,414,919             13.24
Exercisable at end of year                    3,071,650            $12.27           2,348,664            $10.73
Weighted average fair value
  of options granted                      --      $6.25                     $20.29      $3.54
Available for future grant under
  the Stock Incentive Plans                     214,656                             1,386,492
StarShare Stock Option Plans:
Options outstanding at
  beginning of year                             187,563            $11.75             257,487            $11.75
    Granted                                   1,420,875             30.33                  --                --
    Exercised                                   (94,371)            11.75             (53,340)            11.75
    Cancelled                                   (22,806)            18.36             (16,584)            11.75
Options outstanding at
  end of year                                 1,491,261             29.35             187,563             11.75
Exercisable at end of year                       78,486            $11.75             187,563            $11.75
Weighted average fair value
  of options granted                              $6.46                                    --
Available for future grant under
  the StarShare Stock Option Plans                   --                                    --

Share amounts have been restated to reflect a 3-for-1 stock split in 1996.

The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: expected volatility of 16.01 percent and 16.03 percent, risk-free interest rates of 5.79 percent and 6.00 percent, dividend yields of 2.70 percent and 2.02 percent, and for both years, expected lives of five years.

The following table summarizes information about stock options outstanding at December 31, 1996, under the 1991 and 1986 Stock Incentive Plans, the Directors Plan and the StarShare Option Plans.

                             Options Outstanding                           Options Exercisable
                       Number  Weighted-Average         Number
       Range of   Outstanding         Remaining  Weighted-Average   Exercisable  Weighted-Average
Exercise Prices   at 12/31/96  Contractual Life    Exercise Price   at 12/31/96    Exercise Price

Stock Incentive and Directors Plans:
 $ 5.58 -  8.54       357,381        3.61 Years            $ 7.03       357,381            $ 7.03
  11.25 - 11.92     2,441,370        7.22 Years             11.40     1,679,991             11.41
  12.08 - 17.75     1,071,075        6.99 Years             13.69       766,575             13.78
  18.67 - 22.92     1,211,067        8.98 Years             20.38       267,703             20.29
  24.83 - 30.33     1,167,150        9.94 Years             30.30            --                --
   5.58 - 30.33     6,248,043        7.82 Years             16.81     3,071,650             12.27

StarShare Stock Option Plans:
  11.67 - 12.00        78,486        6.09 Years             11.75        78,486             11.75
  30.33             1,412,775        9.94 Years             30.33            --                --
 $11.67 - 30.33     1,491,261        9.74 Years            $29.35        78,486            $11.75

Share amounts have been restated to reflect a 3-for-1 stock split in 1996.

The Corporation applies APB Opinion No. 25 and related interpretations in accounting for all of its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock option grants.

SFAS No. 123 encourages a "fair value" based method of accounting for stock-based compensation plans. Had the Corporation recognized compensation expense based on the fair value of options at their grant date, as prescribed by SFAS No. 123, the Corporation's net income for 1995 and 1996 would have been $136,477,000 and $157,333,000, respectively. Pro forma primary and fully diluted earnings per share would have been $1.51 in 1995 and $1.78 in 1996. These pro forma disclosures are not likely to be representative of the effect on reported net income and earnings per share for future years since current options vest over a four year period and additional options are generally granted each year.

Recipients of stock awards are entitled to a compensation equivalent of the dividends that would have been payable on the awards reserved, over the number of years the award is deemed to be fully earned. Compensation expense and the related increase in equity is recognized by the Corporation over the service period until the award is fully earned, based on the market value of the award. Compensation expense recognized in 1996 for stock awards was $365,000.

Directors and selected senior officers of the Corporation and its banking subsidiary may participate in the Corporation's Deferred Compensation Plan through which they may postpone the receipt of compensation. Amounts deferred under the plan may be valued on the basis of an interest index or be used to purchase shares of the Corporation's common stock. Although the plan is unfunded for tax purposes, a portion of the shares of treasury stock held at December 31, 1996 and 1995 were acquired to meet obligations arising from this plan and are considered common stock equivalents for the purpose of computing earnings per share.

The Corporation has entered into severance agreements with certain officers of the Corporation. In general, the agreements provide for the payment of a lump sum benefit to the officer, plus the continuation of certain medical and insurance benefits and immediate exercisability of stock options, in the event that the officer's employment is terminated involuntarily by the Corporation, or voluntarily by the officer for good reason, following a change in control of the Corporation during the officer's protected period. The benefits payable under the agreements can be up to three times the officer's base salary and incentive bonus. The aggregate amount payable if all officers were entitled to and exercised their rights to receive payment under these agreements would be approximately $41 million.

Note 14 - Shareholders' Equity

Each share of common stock outstanding (and each share issued by the Corporation prior to the occurrence of certain events) carries with it one Preferred Stock Purchase Right to purchase, at a price of $100, one-hundredth of a share of Series A Preferred Stock. The Preferred Stock Purchase Rights are exercisable only if a person or group acquires or obtains the right to acquire ownership of 20 percent or more of the Corporation's common stock, commences a tender or exchange offer for 30 percent or more of the common stock, or a holder of 10 percent or more of common stock is declared an Adverse Person by the Corporation's board of directors. The Corporation is entitled to redeem the Preferred Stock Purchase Rights at a price of one cent per Preferred Stock Purchase Right at any time before the twentieth day following the date a 20 percent position has been acquired. In connection with the shareholder rights plan, 500,000 shares of the Corporation's 1,000,000 authorized shares of Preferred Stock have been designated as Series A Preferred Stock; no shares of Series A Preferred Stock have been issued.

In January of 1996, the board of directors of the Corporation approved the purchase of six million shares over the next three years under its common stock buyback program. In December of 1996 the board of directors approved the purchase of an additional three million shares under the buyback program. The repurchased shares are held as treasury shares primarily for reissue in connection with the employee stock option plans. As of December 31, 1996, the Corporation had repurchased 3,045,618 shares through the buyback program.


Note 15 - Regulatory Capital

The Corporation and its banking subsidiary are subject to various capital requirements as defined by banking industry regulators for banks and bank holding companies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by the regulators that, if undertaken, could have a material effect on the financial statements of the Corporation. As of the most recent notification from its regulators, the Corporation and Star Bank, N.A. were categorized as well capitalized under the regulatory framework for prompt corrective action.

The following provides a summary of the Corporation and its subsidiary bank's tier 1 and total risk-based capital amounts and ratios, as compared to minimum capital requirements for 1996 and 1995.

                                                                 For Minimum
                                                                 Capital Adequacy     To Be Well
(dollars in thousands)                            Actual             Purposes         Capitalized
                                               Amount  Ratio      Amount  Ratio      Amount  Ratio
 As of December 31, 1996:
 Total Capital (to Risk Weighted Assets):
  Consolidated                               $983,375  11.88%   $662,483   8.00%   $828,104  10.00%
   Star Bank, N.A.                            881,495  10.82     651,623   8.00     814,529  10.00

 Tier 1 Capital (to Risk Weighted Assets):
  Consolidated                                632,316   7.64     331,242   4.00     496,863   6.00
   Star Bank, N.A.                            532,141   6.53     325,812   4.00     488,717   6.00

 Tier 1 Capital (to Average Assets):
  Consolidated                                632,316   6.53     387,128   4.00     483,910   5.00
   Star Bank, N.A.                            532,141   5.58     381,217   4.00     476,522   5.00

As of December 31, 1995:
 Total Capital (to Risk Weighted Assets):
  Consolidated                               $829,545  11.23%   $591,212   8.00%   $739,015  10.00%
   Star Bank, N.A.                            802,224  10.89     589,070   8.00     736,338  10.00

 Tier 1 Capital (to Risk Weighted Assets):
  Consolidated                                588,675   7.97     295,606   4.00     443,409   6.00
   Star Bank, N.A.                            561,601   7.63     294,535   4.00     441,803   6.00

 Tier 1 Capital (to Average Assets):
  Consolidated                                588,675   6.23     377,903  4.00      472,379   5.00
   Star Bank, N.A.                            561,601   5.98     375,500  4.00      469,374   5.00

Note 16 - Financial Instruments with Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business in managing its interest rate risk and meeting the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, interest rate swap agreements, interest rate caps, forward contracts to purchase or sell foreign currencies and forward commitments to sell residential mortgage loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Corporation's consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contract amount of these instruments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to or typically expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The need for collateral is assessed on a case-by-case basis, based upon management's credit evaluation of the other party.

The Corporation currently utilizes commitments to purchase or sell foreign currencies and commitments to sell residential real estate loans to hedge positions taken in transactions with customers. In addition, the Corporation utilizes interest rate swap agreements as hedge instruments to reduce exposure to adverse changes in interest rates. The notional amounts of these instruments do not represent exposure to credit loss. Risks associated with these types of financial instruments arise from the movement of interest rates or foreign exchange rates and failure of the other party to the transaction to meet its obligation. The Corporation controls the risk of such instruments through approvals, limits, and monitoring procedures. Note 17 provides additional disclosures on the Corporation's derivative financial instruments. The following table shows the contract or notional amount of the Corporation's off-balance-sheet financial instruments as of December 31.

                                                             Contract or
                                                           Notional Amount
(dollars in millions)                                     1996         1995
Financial instruments whose contract
 amounts represent credit risk:
  Commitments to extend credit                          $3,290      $ 2,079
  Standby letters of credit                                272          249
  Commercial and other letters of credit                    15           31
Financial instruments whose notional or
 contract amounts exceed the amount of
 credit risk:
  Forward commitments                                   $   39       $   90
  Interest rate swap agreements                            367          471
  Foreign currency spot and forward contracts               53           44


Note 17 - Derivative Financial Instruments

The Corporation currently holds derivative financial instruments primarily for purposes other than trading while some foreign exchange spot contracts are held for trading purposes. The average amounts of foreign exchange contracts held for trading purposes in 1996 were immaterial. The Corporation's primary objective is the hedging or management of interest rate and foreign exchange risks arising out of non-trading assets. Interest rate swap agreements are the primary type of derivative used by the Corporation. The two parties to an interest rate swap agreement agree to exchange, at particular intervals, payment streams calculated on a specified notional amount, with one stream based on a floating interest rate and the other stream based on a fixed interest rate. The Corporation has entered into interest rate swap agreements as part of its overall management of interest rate risk. The current swaps were entered into in order to reduce the overall interest rate sensitivity of the Corporation. The majority of the Corporation's interest rate swap agreements are the standard fixed/floating type of swap agreement. In addition, one of the Corporation's interest rate swaps is an indexed amortizing swap, which also has a fixed and a floating stream of interest payments. All of the interest rate swaps are treated as hedges, and accordingly, are accounted for on the same basis as the underlying asset or liability being hedged. The income or expense related to derivative financial instruments is recognized on an accrual basis, over the estimated life of the hedged instrument, as an adjustment to interest income or expense.

The Corporation enters into foreign exchange forward contracts to accommodate the business needs of its customers and for proprietary trading purposes. Foreign exchange-based forward contracts provide for the delayed delivery or purchase of foreign currency. The majority of foreign exchange contracts relate to major foreign currencies such as Canadian dollars, British pounds, Deutsche marks and Japanese yen. The foreign exchange risk associated with these contracts is mitigated by entering into offsetting foreign exchange contracts. Adjustments to the fair value of foreign exchange forward contracts are included in other income on the income statement. As of December 31, 1996, there were no foreign exchange forward contracts, held for trading purposes, outstanding.

The Corporation uses forward sale commitments to manage the risk associated with adverse changes in interest rates on mortgages held for sale. The sale agreements commit the Corporation to deliver mortgage loans in future periods at specified coupon rates. These commitments have terms of up to 120 days.

At December 31, 1996, all derivative financial instruments qualify as hedges; however, if a derivative financial instrument that was previously accounted for as a hedge fails to meet the hedge accounting criteria, the instrument will be marked-to-market from that point forward, with any resulting gain or loss recognized in the future period. For derivative instruments which are terminated prior to maturity, the unrealized gain or loss would be deferred and amortized as an adjustment to interest income or expense over the life of the underlying asset or liability which was hedged. In 1995, the Corporation terminated one of its interest rate swap contracts in order to reduce its liability rate sensitive position at that time. This termination resulted in a $547,000 loss which was deferred and is being amortized over the life of the underlying balance sheet item.

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

The following table provides information related to derivative financial instruments as of December 31, 1996.

                                    Maturities of Derivative Products as of December 31,
                                                                                  2001
(dollars in thousands)                   1997     1998     1999       2000   and after     Total
Interest Rate Swaps
 Receive fixed rate swaps
 Notional value                       $      -   $    -   $    -   $240,000   $100,000   $340,000
 Weighted average receive rate                                         5.41%      6.32%      5.68%
 Weighted average pay rate                                             5.59%      5.50%      5.56%
Receive fixed amortizing swaps
 Notional value                         27,133        -        -          -           -    27,133
 Weighted average receive rate            4.47%                                              4.47%
 Weighted average pay rate                5.50%                                              5.50%
Total Interest Rate Swaps
 Notional value                       $ 27,133        -        -   $240,000   $100,000   $367,133
 Weighted average receive rate            4.47%                        5.41%      6.32%      5.59%
 Weighted average pay rate                5.50%                        5.59%      5.50%      5.56%
Forward Commitments                   $ 39,070        -        -          -          -   $ 39,070
Foreign Currency Spot and
 Forward Contracts                      45,155    1,438    1,432      2,454      2,272     52,751
     Total notional/contract amount   $111,358   $1,438   $1,432   $242,454   $102,272   $458,954

Note 18 - Litigation

Various legal claims have arisen during the normal course of business which, in the opinion of management, will not result in material liability to the Corporation.


Note 19 - Dividend Restriction

Bank regulatory agencies limit the amount of dividends a subsidiary bank can declare to the parent company in any calendar year without obtaining prior approval. The limitation of Star Bank, N.A. for 1996 was approximately $274 million. During 1996, the Bank declared $202 million in cash dividends to the parent company. There were no dividends requiring regulatory agency approval in 1996. The carryover amount of dividends available to the parent company from the Bank at January 1, 1997 was $80 million.


Note 20 - Acquisitions

On July 15, 1995, Star Bank, N.A., purchased 24 Columbus area branch offices of the Ohio division of Household Bank, Federal Savings Bank. This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at fair value. In purchasing these branches, the Bank received $564 million in cash and $645 million in deposits for a total premium of $71 million (including fair value adjustments). The premium was allocated to certain identified intangibles, such as core deposit, as well as other unidentified intangibles. Accordingly, the premium is being amortized over the estimated useful lives of these intangibles ranging from 13 to 25 years.


Note 21 - Intangible Assets

The following is a summary of intangible assets as of December 31 which are included in other assets in the consolidated balance sheets.

(dollars in thousands)                        1996        1995
Intangibles from acquisitions:
  Excess of cost over fair value
    of assets acquired                    $ 65,909    $ 70,204
  Core deposit benefits                     89,809      92,404
  Other identified intangibles              59,682      62,282
Mortgage servicing rights                    8,730       6,819
Purchased credit card relationships          2,300          39
         Total intangible assets          $226,430    $231,748


Note 22 - Other Noninterest Expense

The following are included in all other expense for the years ended
December 31.

(dollars in thousands)                  1996       1995       1994
Amortization of intangibles          $17,282    $14,037    $ 7,698
Outside processing services           11,537     10,655      9,530
State taxes                           10,999      8,597      9,682
Marketing                              8,418     10,257      8,391
FDIC insurance                         2,172      9,783     13,176


Note 23 - Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about both on- and off-balance-sheet financial instruments for which it is practicable to estimate that value. For many of the Corporation's financial instruments, however, an available trading market does not exist; therefore, significant estimations and present value calculations were used to determine fair values as described below. Changes in estimates and assumptions could have a significant impact on these fair values.

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

The following table summarizes the estimated fair values of the Corporation's financial instruments at December 31.

(dollars in thousands)                       1996                             1995
                              Carrying Amount    Fair Value    Carrying Amount    Fair Value
Financial assets:
  Cash and cash equivalents       $   559,001   $   559,001        $   486,193   $   486,193
  Investment securities             1,500,269     1,500,638          1,702,555     1,703,932
  Net loans                         7,468,489     7,549,304          6,818,872     6,915,352
Financial liabilities:
  Deposits                         (7,876,261)   (7,875,464)        (7,693,998)   (7,729,533)
  Short-term borrowings              (921,317)     (921,317)          (735,016)     (735,016)
  Long-term debt                     (247,359)     (244,964)          (161,191)     (159,313)
Off-balance-sheet instruments:(1)
  Commitments to extend credit           (642)         (642)              (249)         (249)
  Standby letters of credit              (835)         (835)              (719)         (719)
  Foreign currency contracts                -           163                  -           (10)
  Interest rate swap agreements:
        Loans                            (172)       (7,745)              (721)       (4,487)
        Debt                               42        (2,741)               547             -
  Forward commitments                       -           205                  -        (1,371)

(1)The amounts shown under Carrying Amount represent accruals or unamortized fees remaining from those unrecognized financial instruments. Unamortized fee amounts related to commitments and standby letters of credit are included in other liabilities. Interest rate swap accruals are presented net of amounts offset in accordance with FASB interpretation No. 39, Offsetting of Amounts Related to Certain Contracts, and included in other assets or other liabilities, as appropriate.

Due to the wide range of permitted valuation techniques and numerous estimates and assumptions which must be made for financial instruments which lack available secondary markets, management is concerned that reasonable comparability of estimated fair value disclosures between financial institutions may not be likely.

Note 24 - Parent Company Financial Information
Balance Sheets
As of December 31 (dollars in thousands)                       1996      1995
Assets:
Investment in subsidiaries:
  Banking subsidiary                                       $754,801  $793,850
  Nonbank subsidiaries                                       17,768    17,509
     Total investment
      in subsidiaries                                       772,569   811,359
Cash and cash equivalents                                    38,242     8,248
Other investments                                            10,774     3,188
Receivables from subsidiaries                               124,145    50,201
Premises and equipment                                            -     9,574
Other assets                                                  3,445     5,185
     Total assets                                          $949,175  $887,755
Liabilities and Shareholders' Equity:
Short-term borrowings                                      $ 66,078  $ 36,813
Long-term debt                                                    -    12,780
Other liabilities                                            28,025    17,985
Shareholders' equity                                        855,072   820,177
     Total liabilities and
      shareholders' equity                                 $949,175  $887,755

Statements of Income
For the years ended December 31 (dollars in thousands)
                                                     1996      1995      1994
Revenue:
Dividends from subsidiaries
  Banking subsidiary                             $201,700  $ 31,550  $146,174
  Nonbank subsidiaries                              1,600         -         -
     Total dividends
      from subsidiaries                           203,300    31,550   146,174
Fees and assessments from subsidiaries                170        -          -
Other income                                        6,070     3,486     3,104
     Total revenue                                209,540    35,036   149,278
Expense:
Interest on short-term borrowings                   5,002       703         -
Interest on long-term debt                          1,382     1,541     2,423
Other operating expense                             6,293     3,247     1,771
     Total expense                                 12,677     5,491     4,194
Income before income tax benefit                  196,863    29,545   145,084
Income tax expense/(benefit)                       (1,738)     (836)      173
Equity in undistributed income of subsidiaries    (40,242)  106,222   (28,320)
     Net income                                  $158,359  $136,603  $116,591

Statements of Cash Flows
For the years ended December 31 (dollars in thousands)                 1996         1995         1994
Cash Flows from Operating Activities:
Net income                                                        $ 158,359    $ 136,603    $ 116,591
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Equity in undistributed income of subsidiaries                   40,242     (106,222)      28,320
    Depreciation and amortization                                       706          829          387
    Net change in receivables from subsidiaries                       2,274       14,850       (5,588)
    Net change in other assets                                        1,456       (4,165)         153
    Net change in other liabilities                                   2,560        2,912       (1,187)
       Net cash provided by operating activities                    205,597       44,807      138,676
Cash Flows from Investing Activities:
Capital contributions to subsidiaries                                (1,900)     (25,000)     (15,000)
Net change in advances to subsidiaries                              (91,275)     (26,858)     (17,178)
Cash received from sale of interest in partnership to subsidiary     27,063            -            -
Other investing activity                                             (2,625)      (1,749)        (647)
       Net cash used in investing activities                        (68,737)     (53,607)     (32,825)
Cash Flows from Financing Activities:
Net change in short-term borrowings                                  29,265       36,813            -
Principal payments on long-term debt                                (12,780)      (5,470)     (15,542)
Dividends paid                                                      (53,274)     (46,397)     (40,422)
Proceeds from issuance of common stock                                8,880        4,598        5,773
Purchase of treasury stock                                          (80,581)     (12,081)     (25,680)
Shares reserved to meet deferred compensation obligations             1,624        1,111        1,420
       Net cash used in financing activities                       (106,866)     (21,426)     (74,451)
Net change in cash and cash equivalents                              29,994      (30,226)      31,400
Cash and cash equivalents at beginning of year                        8,248       38,474        7,074
Cash and cash equivalents at end of year                          $  38,242    $   8,248    $  38,474

Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)                 1996         1995         1994
Cash Paid (Received) During the Year for:
Interest expense                                                  $   6,708    $   2,450    $   3,143
Income taxes, net of tax payments received from subsidiaries         (7,020)      (4,139)      (2,220)

Note 25 - Summary of Quarterly Financial Information (unaudited)

The following is a summary of quarterly results of operations for 1996 and 1995.

(amounts in thousands, except per share data)                        Quarter Ended
1996                                                  Dec. 31    Sept. 30     June 30     Mar. 31
Net interest income                                  $110,561    $107,722    $101,543    $ 98,373
Provision for loan losses                              11,150      12,100       8,700       8,823
Net interest income after provision for loan losses    99,411      95,622      92,843      89,550
Noninterest income                                     43,874      44,453      42,404      39,791
Noninterest expense                                    79,237      81,822      75,062      72,090
Income taxes                                           21,804      20,036      20,415      19,123
Net income                                             42,244      38,217      39,770      38,128
Per share: (a)
  Primary earnings                                   $   0.48    $   0.43    $   0.45     $  0.43
  Fully diluted earnings                                 0.48        0.43        0.45        0.43
  Cash dividends declared on common stock                0.16        0.16        0.16        0.16
  Book value of common shares at quarter-end             9.86        9.62        9.33        9.21
Market price  high                                      31.38       28.80       23.38       22.21
              low                                       27.96       21.92       21.08       18.71
Weighted average shares of common stock
  outstanding                                          87,899      88,116      88,844      89,409
Weighted average fully diluted common
  stock equivalents                                    87,899      88,116      88,879      89,445
Ratios:
  Return on average assets                               1.70%       1.57%       1.66%       1.60%
  Return on average equity                              19.65       18.16       19.24       18.74
  Net interest margin                                    4.93        4.91        4.69        4.58
  Noninterest expense as a percent of net revenue       51.02       53.49       51.85       51.86
  Noninterest income as a percent of net revenue        28.25       29.06       29.29       28.63
1995
Net interest income                                  $ 97,977    $ 96,883    $ 92,600    $ 90,748
Provision for loan losses                               5,660       7,288       6,924       5,229
Net interest income after provision for loan losses    92,317      89,595      85,676      85,519
Noninterest income                                     39,361      32,057      33,512      33,194
Noninterest expense                                    77,766      70,374      68,519      69,555
Income taxes                                           18,042      17,081      16,899      16,392
Net income                                             35,870      34,197      33,770      32,766
Per share: (a)
  Primary earnings                                   $   0.40    $   0.38    $   0.37    $   0.36
  Fully diluted earnings                                 0.40        0.38        0.37        0.36
  Cash dividends declared on common stock                0.13        0.13        0.13        0.13
  Book value of common shares at quarter-end             9.16        8.78        8.58        8.33
Market price  high                                      20.75       18.13       15.33       14.21
              low                                       17.79       15,25       13.71       12.08
Weighted average shares of common stock
  outstanding                                          90,067      90,156      90,153      89,965
Weighted average fully diluted common
  stock equivalents                                    90,122      90,334      90,469      90,352
Ratios:
  Return on average assets                               1.47%       1.43%       1.47%       1.42%
  Return on average equity                              17.65       17.21       17.61       17.81
  Net interest margin                                    4.53        4.53        4.44        4.27
  Noninterest expense as a percent of net revenue       56.28       54.22       53.96       55.75
  Noninterest income as a percent of net revenue        28.49       24.70       26.39       26.61
(a) Share amounts have been restated to reflect a 3-for-1 stock split in 1996.

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

The board of directors of the Corporation has an Audit Committee composed of seven directors who are not officers or employees of the Corporation. The committee meets periodically and privately with management, the internal auditors and the independent public accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

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


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Star Banc Corporation:

We have audited the accompanying consolidated balance sheets of STAR BANC CORPORATION (an Ohio corporation) and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Banc Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. As explained in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for investment securities effective January 1, 1994.


/S/ Arthur Andersen LLP

Cincinnati, Ohio
January 13, 1997

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

Richard K. Davis
Member of the Managing Committee since 1993
Executive Vice President since 1993

Timothy J. Fogarty
Member of the Managing Committee since 1993
Executive Vice President since 1995

S. Kay Geiger
Member of the Managing Committee since 1995
Executive Vice President since 1995

Jerome C. Kohlhepp
Member of the Managing Committee since 1994
Executive Vice President since 1994

Thomas J. Lakin
Member of the Managing Committee since 1993
Executive Vice President since 1994
General Counsel since 1994
Regional Chairman/Central Ohio since 1996

David M. Moffett
Member of the Managing Committee since 1993
Executive Vice President and Chief Financial Officer since 1993

Daniel R. Noe
Member of the Managing Committee since 1994
Executive Vice President since 1994

Andrew E. Randall
Member of the Managing Committee since 1995
Executive Vice President since 1995
Regional Chairman/Northern Ohio since 1995

Wayne J. Shircliff
Member of the Managing Committee since 1994
Executive Vice President since 1994

Stephen E. Smith
Member of the Managing Committee since 1993
Executive Vice President since 1995


Corporate Directors

James R. Bridgeland, Jr. 1,5
Partner, Taft, Stettinius & Hollister

Laurance L. Browning, Jr. 2,5
Formerly Vice Chairman, Emerson Electric Co.

Victoria B. Buyniski 3,4
President and Chief Executive Officer, United Medical Resources, Inc.

Samuel M. Cassidy 1
Formerly President and Chief Executive Officer, Star Bank, N.A. and Executive Vice President, Star Banc Corporation

V. Anderson Coombe 3
Chairman, The Wm. Powell Co.

John C. Dannemiller 4,5
Chairman, President and Chief Executive Officer,
Applied Industrial Technologies

Jerry A. Grundhofer 1
Chairman, President and Chief Executive Officer,
Star Banc Corporation and Star Bank, N.A.

J.P. Hayden, Jr. 1,3,5
Chairman and Chief Executive Officer, The Midland Company

Roger L. Howe 1,2,3
Chairman, U.S. Precision Lens, Inc.

Thomas J. Klinedinst, Jr. 3,4
Chairman, President, Chief Executive Officer and Chief Operating Officer, Thos. E. Wood, Inc.

Charles S. Mechem, Jr. 2
Chairman, Cincinnati Bell, Inc.
Commissioner Emeritus, Ladies Professional Golf Association and
Formerly Chairman, U.S. Shoe Corporation

Daniel J. Meyer 2
Chairman and Chief Executive Officer, Cincinnati Milacron, Inc.

David B. O'Maley 2
Chairman, President and Chief Executive Officer,
Ohio National Life Insurance Company

O'dell M. Owens, M.D., M.P.H. 4
Director of Reproductive Endocrinology and Infertility,
The Christ Hospital


Thomas E. Petry 1,2,3
Chairman and Chief Executive Officer, Eagle-Picher Industries, Inc.

William C. Portman 1,4,5
Chairman, Portman Equipment Company

Oliver W. Waddell 1
Formerly Chairman, Star Banc Corporation and
Vice Chairman, Star Bank, N.A.

1=Executive Committee
2=Compensation Committee
3=Audit Committee
4=Community Outreach and Fair Lending Committee
5=Governance Committee

CORPORATE INFORMATION

Annual Meeting
There is a new location for the Annual Meeting this year. The Annual Meeting of Shareholders of Star Banc Corporation will be held at 11:00 a.m. (EDT), Tuesday, April 8, 1997, at the new Aronoff Center for the Arts, Sixth and Walnut Streets, Downtown Cincinnati, in the Jarson-Kaplan Theater.

Financial Information
Additional financial or general information, including copies of this annual report, Form 10-K filed with the Securities and Exchange Commission, and interim reports published quarterly during the year may be obtained by contacting:

David M. Moffett, Executive Vice President and Chief Financial Officer, at the executive office address listed below or by calling (513) 632-4008; or Steven W. Dale, Vice President and Director, Public Relations (513) 632-4524

Media requests should be made to:
Steven W. Dale, Vice President and Director,
Public Relations (513) 632-4524

Stock Listing
Star Banc Corporation common stock is listed under the symbol STB on the New York Stock Exchange.

Transfer Agent
Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address and dividend payment should be sent to the transfer agent at the following address:

Star Bank, N.A.
Securities Transfer Department
425 Walnut Street
Mail Location #5155
Cincinnati, OH 45202

Dividend Reinvestment
Star Banc Corporation offers its shareholders an automatic dividend reinvestment program. The program enables shareholders to reinvest their dividends in shares at the prevailing market price. For more information, write to Star Banc Corporation, Dividend Reinvestment Department, 425 Walnut Street, Mail Location #5155, Cincinnati, OH 45202 or call (513) 632-5578.

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

Star Bank Center
425 Walnut Street
Cincinnati, Ohio 45202 U.S.A.
S.W.I.F.T.:   Starus33
Telex: 170346 STAR BANK CIN
http://www.starbank.com