Form 10-K/A, Exhibit 13
period 1996-12-31
STAR BANC CORP /OH/
filed 1997-05-30
CIK 36678

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


Debt Ratings
As of December 31, 1996
                            Standard & Poor's   Moody's        Fitch
Star Bank, N.A.
   Short-term CDs                         A-1       P-1    not rated
   Senior debt                             A-        A1           A+
   Subordinated debt                       A-        A3           A
Star Banc Corporation
   Commercial paper                       A-2       P-2          F-1

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


Table 17 -- Regulatory Capital Ratios --

As of December 31 (dollars in thousands)               1996           1995
Tier 1 capital:
  Common shareholders' equity                    $  855,072     $  819,896
  Qualifying preferred stock                             --            281
  Less:  Unrealized gains/(losses)
           on securities                              7,126          5,957
         Goodwill and other adjustments             215,630        225,545
    Total tier 1 capital                            632,316        588,675
Tier 2 capital components:
  Qualifying long-term debt                         247,358        148,314
  Allowance for loan losses                         103,701         92,556
Total risk-based capital                         $  983,375     $  829,545
Risk-Weighted Assets:
  Risk-weighted assets on-balance-sheet          $7,710,575     $6,974,316
  Risk-weighted assets off-balance-sheet            800,848        655,077
  Less:  Goodwill and other adjustments             230,389        239,243
    Net risk-weighted assets                     $8,281,034     $7,390,150
Fourth quarter average assets,
  net of adjustments                             $9,678,184     $9,447,575
Risk-based capital ratios:
  Tier 1                                               7.64%          7.97%
  Total                                               11.88          11.23
Tier 1 leverage ratio                                  6.53           6.23


FIVE YEAR LINE CHART OF COMMON STOCK PRICE & BOOK VALUE
(dollars per share)

                              1992     1993     1994     1995     1996
          High               $13.17   $13.13   $14.92   $20.75   $31.38
          Low                  8.08    11.00    11.17    12.08    18.71
          Book Value           6.70     7.44     8.01     9.16     9.86

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As of December 31 (dollars in thousands)              1996          1995

Assets:
Cash and due from banks                        $   508,831    $  463,693
Money market investments                            50,170        22,500
Investment securities:
 Available-for-sale                              1,332,312     1,517,868
 Held-to-maturity (market value of
  $168,326 in 1996 and $186,064 in 1995)           167,957       184,687
     Total securities                            1,500,269     1,702,555
Loans:
 Commercial loans                                2,406,540     2,234,847
 Real estate loans                               2,599,079     2,576,186
 Retail loans                                    2,726,561     2,213,036
     Total loans                                 7,732,180     7,024,069
     Less: Unearned interest                       145,002        98,288
                                                 7,587,178     6,925,781
           Allowance for loan losses               118,689       106,909
     Net loans                                   7,468,489     6,818,872
Premises and equipment                             136,045       134,386
Acceptances--customers' liability                   19,257        20,965
Other assets                                       410,754       410,361
     Total assets                              $10,093,815    $9,573,332

Liabilities:
Deposits:
 Noninterest-bearing deposits                  $ 1,571,080    $1,371,888
 Interest-bearing deposits                       6,305,181     6,322,110
     Total deposits                              7,876,261     7,693,998
Short-term borrowings                              921,317       735,016
Long-term debt                                     247,359       161,190
Acceptances outstanding                             19,257        20,965
Other liabilities                                  174,549       141,986
     Total liabilities                           9,238,743     8,753,155

Shareholders' Equity:
Preferred stock:
 Shares authorized - 1,000,000
 Shares issued - none in 1996
                 3,387 in 1995                          --           281
Common stock:
 Shares authorized - 100,000,000
 Shares issued - 90,481,374 in 1996
                 30,160,458 in 1995                452,407       150,802
Surplus                                             76,045        76,937
Retained earnings                                  400,838       599,005
Treasury stock, at cost (3,722,931 shares
 in 1996 and 326,870 shares in 1995)               (81,344)      (12,805)
Net unrealized gain on securities
 available-for-sale                                  7,126         5,957
     Total shareholders' equity                    855,072       820,177
     Total liabilities and
      shareholders' equity                     $10,093,815    $9,573,332

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (amounts in thousands except per share data)

                                             1996        1995         1994
Interest Income:
Interest and fees on loans               $635,619    $586,416     $465,361
Interest on investment securities:
  Taxable                                  95,080     121,724      100,986
  Non-taxable                               3,126       1,215        1,491
Interest on money market investments        1,700       1,049        1,886
     Total interest income                735,525     710,404      569,724
Interest Expense:
Interest on deposits                      262,675     265,972      175,220
Interest on short-term borrowings          42,999      55,227       39,081
Interest on long-term debt                 11,652      10,997        9,317
     Total interest expense               317,326     332,196      223,618
     Net interest income                  418,199     378,208      346,106
Provision for loan losses                  40,773      25,101       24,372
     Net interest income after
       provision for loan losses          377,426     353,107      321,734
Noninterest Income:
Service charges on deposits                55,983      43,870       35,543
Trust income                               46,917      41,512       36,539
Credit card income                         19,183      15,118       12,475
ATM income                                 10,231       7,652        5,104
Mortgage banking income                     7,556       2,362        4,301
Investment securities gains/(losses)-net   (2,451)      1,910           10
All other income                           33,103      25,700       23,043
     Total noninterest income             170,522     138,124      117,015
Noninterest Expense:
Salaries                                  121,366     112,923      105,279
Pension and other employee benefits        19,905      20,273       19,692
Equipment expense                          17,329      16,284       15,028
Occupancy expense-net                      22,019      22,059       18,852
All other expense                         122,592     114,675      101,460
                                          303,211     286,214      260,311
SAIF special assessment                     5,000          --           --
     Total noninterest expense            308,211     286,214      260,311
Income before income tax                  239,737     205,017      178,438
Income tax                                 81,378      68,414       61,847
     Net income                          $158,359    $136,603     $116,591
Per Share:
Primary earnings                         $   1.79    $   1.52     $   1.30
Fully diluted earnings                       1.79        1.51         1.29
Dividends declared on common stock           0.63        0.53         0.47
Dividends declared on preferred stock        3.00        6.00         6.00
Weighted average shares of common
  stock outstanding                        88,564      90,086       89,618
Weighted average fully diluted
  common stock equivalents                 88,584      90,319       90,689

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

The following is a summary of mortgage servicing rights at December 31, 1996.

Mortgage Servicing Rights:
(dollars in thousands)                      1996
Balance at beginning of year            $  6,819
    Amount capitalized                     3,468
    Amortization                          (1,557)
  Balance at end of year                   8,730
Fair Value at December 31, 1996         $ 11,983

There was no valuation allowance established related to mortgage servicing rights at December 31, 1996.


Note 8 - Short-Term Borrowings

The following table is a summary of short-term borrowings for the last three years.

(dollars in thousands)                1996               1995               1994
                                 Amount  Rate       Amount  Rate       Amount  Rate
At year end:
  Federal funds purchased      $254,877  5.6%   $  211,854  5.8%   $  421,228  5.9%
  Securities sold under
    agreements to repurchase    599,207  4.3       471,987  5.1       496,066  5.4
  Commercial paper               66,078  5.5        36,810  5.7            --   --
  Other short-term borrowings     1,155  4.4        14,365  4.5       117,406  5.0
      Total                     921,317  4.8       735,016  5.3     1,034,700  5.2
Average for the year:
  Federal funds purchased       281,102  5.3       440,335  5.9       471,538  4.4
  Securities sold under
     agreements to repurchase   512,193  4.3       479,285  4.9       459,730  3.5
  Commercial paper               91,797  5.5        11,861  5.9            --   --
  Other short-term borrowings    12,933  6.0        83,071  5.7        64,633  4.0
      Total                    $898,025  4.8%   $1,014,552  5.4%   $  995,901  3.9%
Maximum month-end balances:
  Federal funds purchased      $375,109         $  544,269         $  724,486
  Securities sold under
     agreements to repurchase   599,207            549,437            502,777
  Commercial paper              130,097             36,810                 --
  Other short-term borrowings    75,046            295,007            456,032

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