Form 10-K, Exhibit 13
period 1997-12-31
STAR BANC CORP /OH/
filed 1998-04-01
CIK 36678

1997 ANNUAL REPORT - EXHIBIT 13
STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES


CORPORATE PROFILE

     Star Banc Corporation is a regional multi-bank holding company headquartered in Cincinnati, Ohio. Through its subsidiary full service banks, the Corporation offers a comprehensive line-up of banking and related financial services to individuals, businesses, financial institutions, non-profit organizations and government entities in its primary market areas of Ohio, Kentucky and Indiana.

     At year-end 1997, total assets were $10.96 billion, and market capitalization was $4.9 billion. Star Banc Corporation is the parent of Star Bank, N.A., which on December 31, 1997, operated 279 banking offices. Ranked by asset size, Star Banc is the 49th largest banking organization in the country. The Corporation was founded in 1863 as The First National Bank of Cincinnati under National Bank Charter Number 24 signed by President Abraham Lincoln. Over the years, the bank grew in its own markets and by acquiring banks in other markets and merging them into its operations.

     In 1973, the bank holding company was formed. All of its subsidiary banks were renamed Star Bank in 1988, and the Corporation was renamed
Star Banc Corporation in 1989. In 1993, the Corporation merged its 10 independent Star Banks into three banks, one per state in Ohio, Kentucky and Indiana. In 1996, those three banks were merged into a single entity, Star Bank, N.A.

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

Ohio
Akron, Canton, Cincinnati, Circleville, Cleveland, Columbus, Dayton, Eaton, Gallipolis, Hamilton, Hillsboro, Ironton, Portsmouth, Sidney, Troy, and Youngstown.

Kentucky
Campbell and Kenton Counties in Northern Kentucky; Louisville; Central Kentucky, including Barren, Boone, Boyle, Carroll, Estill, Fayette, Madison, Marion, Pendleton, Shelby and Washington Counties, and Western Kentucky, including Daviess, Hancock, Henderson and McLean Counties.

Indiana
Southeastern and Eastern Indiana, including Dearborn, Fayette, Floyd, Randolph and Wayne Counties.


ON THE COVER
FIVE STAR SERVICE GUARANTEE
Some banks promise great service. Star Bank guarantees it. Star Bank guarantees we will deliver on core service standards which are most important to our customers, such as: quick response, questions answered promptly, accurate and timely statements and other information, availability of ATM machines and 24-Hour Customer Service lines, plus others. Every line of business at Star Bank has its own customized Five Star Service Guarantee for its customers. And, if Star ever fails to deliver on any element of its guarantee, the customer's account is credited. All employees wear a Star Bank "service guaranteed" lapel pin everyday to tell our customers that quality service is paramount at Star Bank.

EARNINGS GROWTH STRATEGIES

(PG. 6-11)   Profitable growth of existing business lines
             Star Bank is a sales and service organization delivering value-added financial products and services at competitive prices, when our customers want them and on their terms.
(PG. 12)     Multiple delivery channels
             As the "Bank Without Boundaries," Star Bank focuses on customer choice and alternative delivery channels. Consumer, commercial, small business and trust customers find equal convenience, speed and accuracy.
(PG. 13)     Market expansion
             Star Banc Corporation continues to grow its franchise through an expanding branch office network and through acquisitions which meet Star's exacting standards.
(PG. 14)     Expense control
             Star Banc's tight reign on expenses is well known, but the Corporation also makes major investments in technology, distribution systems and product development.
             Balance sheet management and capital management
             Star Banc Corporation manages its strong Balance Sheet to eliminate low yield assets, to maintain core deposit funding, to improve margin and to free up capital for the benefit of our shareholders and for other important Corporation activities.
             Star Banc builds shareholder value through consistent dividend growth and our stock repurchase plan.
             Building shareholder value
             In 1997, Star Banc Corporation was named to The Wall Street
             Journal's "Shareholder Scoreboard" Honor Roll for outstanding total return to investors.

NYSE: STB
Subsidiaries

Star Bank, N.A.
     The largest subsidiary of the Corporation. The Bank operates full service banking offices in Ohio, Indiana and Kentucky.

Star Banc Finance, Inc.
     A wholly-owned consumer finance company, headquartered in Cincinnati and licensed in Ohio, Indiana, Kentucky and 14 other states.

Miami Valley Insurance Company
     An Arizona insurance company which provides credit life and other similar insurance products to customers of Star Banc Corporation.


15  Consolidated Six Year Selected Financial Data
16  Management's Discussion and Analysis
       Line of Business Results......................17
       Results of Operations.........................19
       Balance Sheet.................................26
36   Consolidated Financial Statements
40   Notes to Consolidated Financial Statements
59   Responsibility for Financial Statements
     of Star Banc Corporation
59   Report of Independent Public Accountants
60   Executive Officers of the Corporation
60   Corporate Directors
61   Banking Subsidiary Directors and
     Regional Advisory Boards
62   Corporate Information

CONVENIENCE AND SERVICE - 1997 HIGHLIGHTS

     At Star Bank, customer convenience and service set the standard for the industry. Star Bank delivers on its commitment to define convenience and service in our market areas. Among the rewards for banking with Star are our multiple, round-the-clock distribution channels; products and services that are easy to use and understand; our exclusive Five Star Service Guarantee; new products that meet changing customer needs, and simply being first with the very best in banking.

"BANK WITHOUT BOUNDARIES" DEFINES STAR'S 24-HOUR BANKING SYSTEM
     Star Bank continues to enhance its exclusive, fully integrated 24-Hour Banking System. At the forefront of alternative service delivery since the System's launch three years ago, Star gathers momentum with continuous innovations. With Star BillPay, customers use the sound of their voice, not code numbers, to pay bills through Voice Banking or handle banking and bill paying with just a point-and-click with PC Banking. Internet Banking is Star's newest breakthrough and offers Star customers no-fee access to full-service banking on the Internet to pay bills and access their Star Bank accounts. Star's Super ATMs continue to lead the industry in most-wanted features and state-of-the-art functionality. Technology and convenience combine in our Video Banking Centers which include face-to-face video banking, Super ATMs, automated loan applications, Voice Banking and more, in specialized high traffic locations. Our branch network continues to grow, led by booming growth of in-store locations in partnership with some of the region's premier supermarkets and retailers.

STAR BANK EXPRESS, THE NEXT GENERATION IN BANKING CONVENIENCE
     Full service electronic banking and comprehensive merchant service center... that's Star Bank Express at one of the tri-state's most prestigious and successful shopping malls. Complete with PC/Internet banking connections, Super ATMs, Video and Voice Banking, Star Bank Express is the showcase for our exclusive Star Bank Advisor, an interactive kiosk for full-service financial planning information. From buying a home to evaluating retirement income needs to computing a savings plan for college tuition, the Star Bank Advisor provides a complete financial picture.

FIVE STAR CIRCLE OF SERVICE EXCELLENCE
     Just as we back our Five Star Service Guarantee to customers with cash, Star Bank also rewards those employees who exemplify outstanding quality customer service. Each quarter, Star inaugurates five employees into the Circle of Service Excellence from among all those who have been nominated by customers. Recognition includes personal congratulations from Star's corporate directors and winners receive options on shares of Star Banc Corporation stock. It's just another way Star Bank reinforces its commitment to service.

STAR'S LOCKRATE(sm) FEATURE PLUS VISA(R) ACCESS MAKE EQUILINE(sm) HOME EQUITY LINES OF CREDIT MORE FLEXIBLE
     With our exclusive LockRate feature, the customer can convert any portion of the outstanding balance of their EquiLine to a fixed rate loan with just a simple phone call. Customers can also access their EquiLine by their Visa Gold Card.

STAR BANK INTRODUCES THE BUSINESS CHECK CARD FROM VISA(R)
     Star is first again in delivering on our commitment to offer specialized products for businesses with up to $5 million in annual sales. Now, small business customers can enjoy the convenience and control they need to execute and manage business banking and purchasing needs. The Star Bank Visa Business Check Card makes it possible for the small business owner to reduce the number of check requests, reduce the inconvenience of petty cash administration and increase their control over recordkeeping and expenses. Star Bank is one of only a handful of banks in the country to offer this new financial management tool, reflecting Star's leadership position in this growing customer segment.

STAR BANK CENTRAL OHIO HEADQUARTERS MOVES TO HEART OF OHIO'S FASTEST GROWING MARKET
     Signifying Star's commitment to Central Ohio and our growing presence in that market, we relocated regional headquarters into the heart of downtown Columbus, the state capital and an economic powerhouse. Central Ohio boasts one of the lowest unemployment rates in the country, combined with population growth, younger demographics and a strong, diverse business base.

STAR BANC CORPORATION EXPANDS IN THE COMMONWEALTH
     In February 1998, Star Banc completed its acquisition of Great Financial Corporation headquartered in Louisville, Kentucky. With most of Star's prior Kentucky business concentrated in the northern part of the Commonwealth, the acquisition expands Star markets into the Greater Louisville area, Central Kentucky and Western Kentucky, offering customers in those areas a broader range of consumer and commercial financial services, an expanded ATM network and the introduction of trust and investment services.

STAR BANK TAKES INTERNET BANKING BEYOND HOME PAGE INFORMATION TO FULL ACCOUNT ACCESS
     Now customers of Star Bank can experience true Internet Banking with full, no-fee access to actively manage their Star Bank accounts. Users can check balances, transfer funds, even order stop payments in real time, right through the Internet, without loading special software. Immediate, free, secure access and Star Internet Banking BillPay [effective March 1998] position Star Bank Internet Banking as an industry leader.

STAR BANK LOAN-A-THONS BRING INFORMATION AND APPLICATIONS TO THE COMMUNITY
    Throughout its market areas, Star has introduced Loan-A-Thons, community-based opportunities for individuals, families and small businesses, to meet with Star Bank loan representatives during non-traditional hours at convenient sites. During the day-long event, Star Bank representatives discuss loan opportunities and options and take applications for auto, mortgage, home improvement, small business and other types of loans. Applicants can expect an answer on their loan requests within 24 hours.

IN-STORE BANKING CONVENIENCE GROWS IN ALL STAR MARKETS
     Star Bank elevates the convenience of branch banking with 7-day-a-week banking in major supermarkets and other retailers. Convenient locations, extended hours and full financial services, combined with lower operating costs, make In-Store banking a continuing strategy for Star Bank and a continuing banking benefit for our customers.

FIVE YEAR BAR CHARTS OF NET INCOME, EPS, DIVIDENDS, AVERAGE
BALANCES AND VARIOUS RATIOS:

                                      1993    1994    1995    1996    1997

Net Income                          $100.3  $116.6  $136.6  $161.6* $194.8
(in millions of dollars)

Diluted Earnings Per Share           $1.10   $1.28   $1.50   $1.79*  $2.19
(in dollars)

Common Dividends Declared Per Share  $0.39   $0.47   $0.53   $0.63   $0.80
(in dollars)

Average Shareholders' Equity to
Average Total Assets                  8.50%   8.51%   8.24%   8.61%   8.31%
(in percents)

Return on Average Equity             15.65%  16.59%  17.57%  19.34%* 22.62%
(in percents)

Return on Average Assets              1.33%   1.41%   1.45%   1.67%*  1.88%
(in percents)

Net Interest Margin                   4.67%   4.55%   4.44%   4.78%   4.94%
(in percents)

Efficiency Ratio                     57.06%  55.84%  55.07%  51.22%* 48.03%
(in percents)

Market Capitalization                $1.04   $1.08   $1.78   $2.66   $4.89
(in billions of dollars)

Average Shareholders' Equity        $640.9  $702.6  $777.7  $835.6  $861.0
(in millions of dollars)

Average Total Assets                 $7.54   $8.25   $9.44   $9.71  $10.36
(in billions of dollars)

Dividend Payout Ratio                34.41%  35.89%  35.00%  34.69%  35.07%
(in percents)

* Excluding SAIF assessment; see Financial Highlights on facing page.

Financial Highlights

(dollars in thousands except per share data)         1997   % change           1996   % change           1995
--------------------------------------------------------------------------------------------------------------
For The Year:
 Net income                                   $   194,754       23.0%   $   158,359       15.9%   $   136,603
 Net interest income, fully taxable equivalent    465,299       10.4        421,499       10.5        381,564
 Noninterest income                               204,576       20.0        170,522       23.5        138,124
 Net revenue                                      669,875       13.2        592,021       13.9        519,688
 Noninterest expenses                             321,763        4.4        308,211        7.7        286,214
--------------------------------------------------------------------------------------------------------------
Per Share: (a)
 Basic earnings per common share              $      2.26       26.3%   $      1.79       17.8%   $      1.52
 Diluted earnings per common share                   2.19       25.1           1.75       16.7           1.50
 Common dividends declared                           0.80       27.0           0.63       17.6           0.53
 Preferred dividends declared                          --         --           3.00      (50.0)          6.00
 Book value per common share                        10.62        7.7           9.86        7.6           9.16
 Market value per common share                      57.38       87.3          30.63       54.4          19.83
--------------------------------------------------------------------------------------------------------------
Average Balances:
 Total assets                                 $10,357,273        6.7%   $ 9,705,620        2.8%   $ 9,439,626
 Earning assets                                 9,414,818        6.8      8,817,559        2.7      8,588,587
 Loans, net of unearned interest                8,012,368       10.4      7,255,113        8.8      6,669,806
 Deposits                                       7,889,327        3.2      7,643,960        4.1      7,343,698
 Total Shareholders' equity                       861,029        3.0        835,566        7.4        777,674
--------------------------------------------------------------------------------------------------------------
At Year-End:
 Common shares issued and
   outstanding (a)                             85,289,000                86,758,443                89,500,764
 Number of common shareholders                      9,262                     8,112                     7,955
 Number of employees                                4,099                     3,988                     3,850
--------------------------------------------------------------------------------------------------------------
Ratios:
 Return on average assets                            1.88%                     1.63%                     1.45%
 Return on average equity                           22.62                     18.95                     17.57
 Average total shareholder's equity
   to average total assets                           8.31                      8.61                      8.24
 Regulatory capital ratios:
   Tier 1 risk-based capital                         8.77                      7.64                      7.97
   Total risk-based capital                         12.61                     11.88                     11.23
   Leverage ratio--average assets                    8.01                      6.53                      6.23
 Net interest margin                                 4.94                      4.78                      4.44
 Noninterest income as a percent
      of net revenue                                30.54                     28.80                     26.58
 Efficiency ratio                                   48.03                     52.06                     55.07
 Net profit margin                                  29.07                     26.75                     26.29
--------------------------------------------------------------------------------------------------------------
Excluding 1996 SAIF Special Assessment:
 Net income                                   $   194,754       20.5%   $   161,609       18.3%   $   136,603
 Noninterest expense                              321,763        6.1        303,211        5.9        286,214
 Basic earnings per common share                     2.26       23.5           1.83       20.4           1.52
 Diluted earnings per common share                   2.19       22.3           1.79       19.3           1.50
 Return on average assets                            1.88%                     1.67%                     1.45%
 Return on average equity                           22.62                     19.34                     17.57
 Efficiency ratio                                   48.03                     51.22                     55.07

(a) Share amounts have been restated to reflect a 3-for-1 stock split in 1996.

STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (3)

Fellow Shareholders:

The year 1997 was another outstanding year for your Corporation in terms of earnings per share, financial results, geographic expansion and strategic momentum.

Shareholder Return
     Once again, Star Banc Corporation was able to deliver on our commitment to you, our shareholders, that we will manage this Corporation to maximize your investment in this company. Total shareholder return for the year was 90.6 percent, and 71.9 percent annualized over the last three years. We maintained our dividend payout ratio in the 35 percent range. Our record of shareholder return put us in some very good company when Star Banc Corporation was included in The Wall Street Journal's Honor Roll for outstanding total return to investors. To make the Honor Roll, Star Banc achieved an "A" rating for the past one, three, five and ten years in the area of total shareholder return.
To receive an "A" rating, a company stock had to rank in the top 20 percent of the 1,000 companies included in the "Shareholder Scoreboard." Only 38 companies of the 1,000 included in the "Shareholder Scoreboard" were named to the Honor Roll. At year-end 1997, over five and a half million shares had been reacquired under Star's Stock Repurchase program. Star Banc continues to focus on strategies that will increase earnings and ultimately shareholder return.

Financial Results
     We are very pleased at the continued record earnings of the Corporation. For 1997, diluted earnings per share reached $2.19, an increase of 25.1 percent over 1996 and our sixth straight year of record profits. It was also our sixth consecutive year in which earnings per share growth exceeded 15 percent. Net income for the year also reached a record $194,754,000, or 23.0 percent higher than the year before. Star Banc's Return on Equity (ROE) reached a record 22.62 percent. Star's ROE has consistently surpassed that of its peer banks, and 1997 marked the third consecutive year we have achieved an ROE exceeding 17 percent. Driven by improving profitability, Star Banc's Return on Assets (ROA) reached 1.88 percent, another record and a level that puts us among the very top performers in the industry.

     Other significant improvements include the increase in our net interest margin to 4.94 percent, due to better profitability and a more efficient balance sheet. Star's efficiency ratio is the best it has ever been, a record low 48.03 percent for 1997 and a reflection of the extreme importance management places on expense control. Noninterest income increased 20 percent in 1997, led by increases in Trust, Credit Card, Electronic Banking and other business areas. Interest income increased ten percent as loan growth continued. Star's credit quality remains excellent.

STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (4)

Performance and Productivity
     Star Banc continues to reach new levels of productivity among our employees, and it is reflected in our financial results. We believe that our Pay for Performance strategy is a significant factor in our productivity levels. Under our incentive compensation program, employees are rewarded when they and the Corporation exceed stated goals. Every Star employee participates in one or more incentive programs based on performance. This aligns the goals of the organization with those of each employee, and the results speak for themselves. In 1997, we paid out approximately $17 million in incentive compensation. As a comparison, in 1992, we paid just $4 million in incentives. Additionally, in 1996, Star Banc awarded every employee options on shares of Star Banc stock. We can't think of a better way to have our entire employee base working every minute for the benefit of our shareholders!

Our Growth Strategies
     Star Banc's growth strategies are not complex. And they are not the only way to manage a banking company. But they are working for us. You will find each strategy discussed elsewhere in this report. Basically, we will continue to increase revenues through value-added products and services, delivered in the most efficient and convenient ways possible to a wide range of personal, business and institutional customers. We will watch expenses and cut waste wherever it is. We will expand our franchise through acquisitions only when the return exceeds the cost of capital and the transaction will have a positive impact on earnings per share. We will manage our business and allocate capital to keep the Corporation sound and profitable.


LINE CHART OF ANNUALIZED TOTAL RETURN COMPARATIVE 1994-1997
(in percents)

     S&P 500                       22.9%
     S&P Major Regional Banks      32.2
     Star Banc Corporation         53.1


     The banking industry is changing at an ever-increasing pace. Consolidation in the industry continues unabated. Success will belong only to those banking companies which are focused on their strategies, which excel at execution, which are nimble and which anticipate the needs of their customers. At Star Banc we place a premium on being quick off the block. Our size, our flat management structure, our technological capabilities and our Corporate culture foster those abilities. They are responsible for our successes to date, and we look forward to putting them to use in the 21st Century.

     As always, we put the highest priority on increasing the value of your investment in Star Banc Corporation. It is the reason we come to work each day.

Sincerely,

/s/ Jerry A. Grundhofer

Jerry A. Grundhofer
Chairman, President and Chief Executive Officer


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (5)

PROFITABLE GROWTH OF EXISTING BUSINESS LINES

     The profitable growth of our business lines is foremost among our earnings growth strategies. The revenue increases recorded by all of our lines of business in 1997 indicate that both the strategy and our disciplined approach are working.

     Star develops only products and services which meet our high standards for quality and value. We hire expertise or employees we can train to market these products and services knowledgeably and enthusiastically. We expect our employees to match the right product with the right customer. Then we back up this sales and service force with investments in the locations, systems and delivery channels that will make banking with Star convenient and satisfying. We promote our products to the customers and prospects most likely to derive benefit from them.

     At the same time, we carefully evaluate every product and service for its continued ability to please our customers and also to add to the revenue growth and profitability of the Corporation. Business line managers are accountable to the CEO of Star Banc Corporation for the revenue, expenses, distribution and profitability of their products and services; they are expected to run their business as if they own it.


Products/Services                       Revenue by Business Lines Pie Charts

-    Structured Capital                 Commercial Banking
-    Treasury Management                23.1%
-    Commercial Real Estate
-    Equipment-Lease Finance
-    Financial Institutions
-    Global Services/
     International Banking
-    Middle Market Banking
-    Municipal Finance
-    National Accounts


-    Personal Trust                     StarTrust
-    Corporate Trust                    13.4%
-    Employee Benefits/
     Retirement Plans
-    Institutional Custody
-    Capital Management
-    Professional Sports
-    Charitable Trusts
-    Private Banking


-    Metropolitan Banking               Consumer Banking
-    Consumer Finance                   63.5%
-    Card Services
-    Electronic Banking
-    Indirect Auto
-    Insurance Products
-    Community Banking
-    Mortgage Banking
-    Small Business Banking
-    Branch-based
     Investment Services


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (6)

COMMERCIAL BANKING

Middle Market Lending
     Star Bank has been a leading commercial banking provider since its founding in 1863. We work to meet the financial needs of all businesses in our market areas, with a focus on building long-term relationships with middle market companies with annual sales of up to $250 million. Relationships spanning decades are not uncommon, even in the face of intense banking competition.

     As it has throughout its history in commercial banking, Star maintains its high credit standards and gains new business and repeat business based on our unrivaled customer service, flexibility, value-added supplementary services and superior knowledge of the industries, businesses and markets we serve. Close contact with clients and prospects is a hallmark of Star's commercial calling program.

     The Middle Market Lending portfolio is well diversified across industries, with no concentration in a single industry.

Treasury Management
     The year 1997 was another growth year for Star Bank's Treasury Management Division. With its full line of cash management services, competitive pricing and superior technology-based delivery, Treasury Management reported a 16.0 percent increase in revenues, compared to 1996. Staffed by experienced, industry-focused professionals who understand the needs of businesses large and small, Star is able to develop effective solutions and deliver them economically with advanced technology. Star Bank's state-of-the-art software, StarView CM, is a Windows based solution that allows customers to control their treasury management needs from one central workstation. In addition to accessing the cash position in any Star Bank checking account, StarView CM offers the flexibility of providing balance and detail information from other banks all on one central software. Additional features of StarView CM increase regularly as Star stays ahead of the competition and grows with our customer's needs. Treasury Management clients outsource payable and receivable functions to Star Bank. Star's Treasury Management also provides balance reporting, ACH, account reconciliation, controlled disbursements, EDI services, wire transfers, and wholesale lockbox, including our unique customization of receivable posting services. In 1997, Star invested nearly $1 million in upgrading Remittance Processing (retail lockbox) to image technology. Star Bank has achieved a quality standard twice that of our competitors, faster throughput and the delivery platform from which to deliver other image services.

Global Services - International Banking
     Star Bank operates in one of the largest export/import regions in the nation, and our Global Services - International Banking Division has grown to meet the demand for related financial services. Our International Corporate Banking service was expanded in 1997, as we focus on the local banking needs of foreign owned companies and their employees located in our market area. Star Bank is able to meet the increased requirements of our international clients through its development of sophisticated electronic delivery systems, which enable us to succeed in a specialty, formerly dominated by much larger banks. Star Bank enters into selective partnerships which greatly expand our capabilities to service our clients. Partnerships include our online Canadian cash management services arrangement with the Bank of Montreal. We also have a partnership with the HongkongBank which broadens our ability to assist companies doing business in the Asia-Pacific Rim, as well as Asian companies located in the tri-state area. Our correspondent relationships with banks in Europe and around the world give Star Bank true global coverage for our clients. Star Bank has been awarded both the President's "E Star" Award, presented by the U.S. Department of Commerce, as well as the State of Ohio Governor's "E Award" for excellence in export services.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (7)

Structured Capital
     Our Structured Capital Division provides secured, asset-based lending primarily in the Midwest, Mid-Atlantic, South, Southeastern and Southwestern regions of the country. Generally, the companies are manufacturers, wholesalers, distributors, select retail or service-related businesses with annual sales ranging from $15 million to $250 million. We lend funds for leveraged buyouts, selective turnarounds, rapid growth financing, bridge loans and recapitalizations. Structured Capital increased year-to-year asset growth by 22 percent in 1997 over the previous year.

Equipment-Lease Financing
     Star has expanded its presence in this line of business in the Cleveland and Columbus markets in addition to its prominence in the Greater Cincinnati/ Northern Kentucky region. We finance income-producing equipment, with a focus on transportation vehicles, industrial and manufacturing equipment, office and computer equipment, aircraft and railroad equipment. Lease financing now makes up nearly 90 percent of our portfolio, with secured loans comprising the remainder. A significant benefit of borrowing or leasing with Star Bank is our full line-up of financing structures.

Commercial Real Estate
     Star's Commercial Real Estate portfolio is primarily in-market, with the portfolio evenly split between income producing and investor-owned properties. This line of business is Star's largest secured lending business and represents about 27 percent of Star's Commercial Banking revenues. At year-end 1997, Commercial Real Estate assets totaled $1.56 billion, a 12 percent increase over 1996.


STARTRUST

     Since 1919, Star Bank's StarTrust Division has been recognized as a leading provider of trust, investment and financial management services for individuals, corporations, private companies, foundations, charities, public entities and other organizations. StarTrust has clients in all 50 states and several foreign countries. With approximately $50 billion in total assets and $10 billion under management, it is clear that StarTrust meets the needs of its diverse client base. StarTrust revenue increased 21 percent in 1997.

Personal Trust
     StarTrust is a premier provider of Personal Trust and Financial Services in our markets, with client relationships which span generations, administered by trust officers who average 16 years of on the job experience. Our clients' needs range from the sophisticated requirements of our high net worth clientele, to personal financial services for individuals, to strategic financial planning and portfolio management, to retirement planning and estate/probate administration. Our trained Personal Trust specialists assist not only long-time trust clients and families, but also beginning investors, new parents and grandparents, closely held business owners and trust beneficiaries.

     Family Asset Management focuses on the specialized needs of high net worth individuals and their families. Utilizing a sophisticated level of investment management, trusts, tax planning and asset protection services, StarTrust officers provide customer-tailored service to their clients.

     The Personal Asset Management Division focuses on Star Bank's branch clientele, specializing in strategic Financial Planning and Portfolio Management, as well as providing IRA products and services.

Capital Management
     The Capital Management Division manages the proprietary Star Funds, the Star Select Funds and the fiduciary assets of StarTrust. Capital Management is committed to provide individually defined investment performance, the rigorous application of disciplines, the employment of innovative techniques and client communication. StarTrust maximizes its expertise and capitalizes on the enormous client interest in mutual fund investing through its management of the investments of the Star Funds, the Star Select Funds, the Investar Vision


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (8)

Annuity and the Investar Advantage Annuity. These investments are available to the retail public through Star Bank branch offices. In November three new mutual funds were introduced: the Star International Equity Fund, the Star Market Capitalization Fund, and the Star Ohio Tax-Free Money Market Fund. In June a new no-load family of mutual funds, managed by Star Bank, was introduced with the REIT-Plus Fund. With the addition of these new funds, Star Bank now manages proprietary mutual funds with more than $2.5 billion in total assets and $10 billion through the entirety of StarTrust. In 1997, the Star Relative Value Fund was recognized by Morningstar as one of its Five Star funds for the past three years.

Retirement Plans Division
     The ALLSTAR 401(k) daily valuation program, our premier retirement plan product, experienced tremendous growth during 1997. The extensive number of investment options offered, as well as the comprehensive employee communications program and the 24-hour access to account information, have enabled us to compete and obtain business on a national basis as well as in our market areas. We offer trustee, investment, administrative and consultation services for traditional pension and defined contribution plans, non-qualified deferred compensation arrangements and 403(b) plans for employers large and small.

Corporate Trust
     StarTrust serves as trustee, security holder and recordkeeping agent for municipal and corporate issuers of publicly issued or privately placed debt and equity securities. The division also provides specialized services to the mutual fund industry. Star's Trustee's Ranking for Municipal Debt in the United States is 14th.

Private Banking
     An increasing business of client referrals and heightened call programs resulted in expanded staff and record growth for the Private Banking Group. The StarTrust Private Banker becomes the client's confidential envoy to the bank's full scope of credit, investment and asset management services. Through proactive wealth management, Private Bankers work with clients to achieve their financial goals. Private Bankers focus on the special needs of physicians and surgeons, attorneys, CPAs, entrepreneurs and corporate executives.

Institutional Custody Services
     The year 1997 was another exceptional year for the Institutional Custody Services Division of StarTrust, which is recognized in the industry as a premier provider of custody services in the United States. StarTrust provides these services to mutual funds, municipalities, financial institutions, insurance companies, registered investment advisors and charitable organizations. At year-end 1997, total assets under custody increased 98 percent, and revenue increased 36 percent over 1996. In this highly specialized field, StarTrust fields a team of experts who guarantee outstanding performance in safekeeping of underlying securities, collection of securities income and the settlement of securities transactions. We also provide supplementary services, such as cash management, Turnkey IRA, 403(b), employee benefits and global custody services.

Professional Sports
     The year 1997 marked the second year of operation for the Professional Sports Division of StarTrust, one of only three banks nationally to handle professional athletes with a dedicated business unit. Professional Sports provides highly specialized services to meet the uncommon requirements of professional athletes. Relocation services, disability insurance counseling, cash flow projection, transitional credit and the establishment of private foundations are just some of the complex services these young athletes require. StarTrust represents clients in every major professional sport and has been recognized in the national press for its skilled approach to this business.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (9)

CONSUMER BANKING

Star Bank's Commitment
     Star Bank has made a commitment to define convenience and customer service in our market areas. Star's 24-Hour Banking System is the industry leader in alternative delivery. The diverse options in our 24-Hour Banking System give each customer the choice of how to handle their Star banking. Whether they use one option or many, that freedom of choice is another important part of convenience.

     Customers who use branches as their primary access to Star Bank have choices, too. Star Bank's network of branches continues to grow throughout the region with both traditional and non-traditional offices. Among our non-traditional branches are In-Store offices found at many of the finest supermarkets and other retailers in the tri-state. Star also operates offices in retirement centers and at corporate sites, such as Procter & Gamble facilities. Our mobile ATM van, the Star Cash Cruiser, travels to all our markets for special events, and Star Bank Express Video Centers are self serve offices round the clock. The graphic on this page demonstrates how non-traditional branches are becoming a larger part of our distribution system.

     Our exclusive Five Star Service Guarantee ensures that every customer receives the best in banking service or is compensated in cash for their inconvenience. The Five Star Service Guarantee has become such an important and integral part of Star Bank culture that our employees wear a lapel pin to communicate our commitment to guaranteed service. You will see a replica of that lapel pin on the cover of this report. It is worth its weight in gold!

          Growth of Branch Operations
                          1995     1996     1997
          --------------------------------------
          Traditional      227      222      219
          Corporate          1       10       10
          Retirement         5        7        9
          In-Store          15       28       41
          --------------------------------------
          Total            248      267      279
          --------------------------------------
          (Excludes 45 former Great Financial
          offices acquired 2/7/98)

Convenience and customer service are two of the most important ways we put customers first and how we differentiate ourselves from the competition.

     Star Bank also is a leader in the development of new products and financial services which meet the changing needs of our customers. Star Bank is continuously designing new products, improving existing ones and adding benefits to service packages to ensure that every customer receives added value when they bank with Star Bank.

     Enhanced in 1997, our EquiLine home equity line of credit now offers our exclusive LockRate. Customers can lock in a fixed rate and term for up to three loans within their line of credit. We also added immediate credit card access to EquiLine with a Visa Gold Card, a real convenience when using EquiLine for easy cash access or for major purchases anytime.

Knowing our customers
     Star Bank knows that the better we know our customers, the better we can serve them with the products and services and delivery systems which are most appropriate for them and the way they want to handle their finances.

     Star Bank has initiated several programs to help us understand our customers. Customer Profiling is conducted at all of our branch offices to determine a customer's financial situation and to assist the customer in pinpointing those services which will be most beneficial. Customer Profiling is an in-depth conversation which focuses not only on an immediate need, but also on how customers can structure their accounts to meet future needs as well.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (10)

     Customer Profiling is now one of Star's most important tools in creating long-term customer satisfaction.

     Star Bank also is making more valuable use of the information about our customers in our data base files. Through this information we are able to make product and service offers to customers that most closely fit their needs and to foresee the services and products they may need in the future. This process is a major advantage for both the customer, who receives only those more personalized offerings which are most likely to be useful, and for Star Bank as a way to focus our communications and our resources.

Specialized service for smaller businesses
     Star Bank understands that the success of smaller businesses is about hard work, long hours, commitment and the quality of their banking partnership. Star Bank is committed to small businesses, and Star offers a comprehensive line of products and services that help businesses with annual sales up to $5 million. Star's 24-Hour Customer Service, streamlined loan applications, Visa Business Check Card and PC based access to account information augment Star's complete range of services, including cash management and international trade services, for this important and growing market segment. Star has established dedicated Small Business Banking sales teams in all metropolitan markets to ensure quality service and expertise throughout the region.

Star Banc Finance, Inc. expands markets and product lines
     Star Banc Finance, Inc. is Star's subsidiary consumer finance company established in 1995. The Alternative Lending program, designed for Star Bank loan applicants who do not qualify for standard bank financing under Tier I credit guidelines, is marketed through Star Bank branches. Star Bank Home Equity Alternative featuring loan-to-values up to 100 percent and debt ratios up to 45 percent, was introduced in 1995 and acquires its business through a network of mortgage brokers. Star Banc Finance now operates in 17 states, direct and through brokers, with products ranging from real estate, home improvement, auto and installment loans to our special Memorial Loan funeral financing program. At year-end 1997, Star Banc Finance loans outstanding totaled $232 million, a 73 percent increase over 1996. The company reported increases in all key financial results, compared to 1996, including an ROE of
38.6 percent, ROA of 3.0 percent and an efficiency ratio of 31.6 percent.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (11)

MULTIPLE DISTRIBUTION CHANNELS

Star Bank Leads. Others Follow.
Being a banking leader is nothing new for Star Bank. In 1995, we were the first bank in the country to introduce our 24-Hour Banking System - an integrated system that gave customers more ways to bank and access their money. In 1997, we announced the ultimate in banking access with the addition of full Internet Banking service. Now, Star Bank customers can have immediate, secure, no-fee access to their personal account information on the Internet.

Star Bank Express - The next generation of banking, where technology and convenience come together, is Star Bank Express, at Kenwood Towne Centre in Cincinnati, featuring unique banking options from Voice Banking and PC Banking to Video Banking. Available only at Star Bank Express is the Star Bank Advisor, an interactive kiosk that helps customers plan their finances. Star Bank Express is also a state-of-the-art merchant facility, available 24 hours a day, seven days a week. Businesses can utilize the private, secure cash counting area prior to making deposits. They can also self-serve their small-denomination currency and coin needs via Star's new combination merchant depository/coin-currency dispenser.

Branch Banking - It seems that there's a Star Bank branch everywhere. From neighborhoods to shopping malls, Star has over 279 offices - including branches inside grocery stores where customers can bank weekday evenings till 8:00, plus Saturday and Sunday.

Super ATMs - All banks have ATMs, but only Star Bank customers have access to over 600 Super ATMs where they can:
- Obtain full and mini statements and print out all of their transactions since their last statement, or simply their last 10 transactions
- Reorder checks
- Request a copy of a check
- Purchase postage stamps
- Purchase long distance minutes

Voice Banking - All banks may offer customer service, but only
Star Bank customers have 24-hour Voice Banking which lets them:
- Talk with a Customer Service Representative 24 hours a day, 7 days a week
- Verify deposits, transfer funds and much more through our automated account information system
- Pay bills with Star Bank's exclusive Star BillPay product. Customers use the sound of their voice, not code numbers, to pay their bills. Customers just speak the name of the company to be paid, enter the amount, and bills are paid. It really is that simple.

ScreenPhone - It's more than just a telephone. This unique phone is an option that provides customers account information, bill payment, and much more.

PC Banking - Some banks offer PC Banking, but Star Bank gives customers free software and no-fee access to their account information. As soon as the software is loaded on their computer, they can begin accessing their accounts. And through the PC Banking product, Star Bank customers can also choose to pay bills through Star Bank's BillPay, the exclusive Star Bank electronic bill paying service.

Video Banking - All banks talk about technology, but Star Bank customers can see it, too. Video Banking provides a video link so customers can bank face-to-face with a Star banker any time, day or night.

Internet Banking - Other banks talk about Internet Banking, but only Star Bank customers have immediate access to their account information on the Internet for no charge. It's easy to find us at www.starbank.com. You can E-mail Star Bank, plus find information on products and services, job opportunities and much more.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (12)

MARKET EXPANSION AND ACQUISITIONS

     Star Banc Corporation operates under the growth strategy that profitability is far more important than size. Star's recent financial results are certainly evidence that size is not an essential condition for success. Thus, any expansion or acquisition to enhance and extend our franchise must meet Star Banc's disciplined criteria. Foremost among these is that acquisitions must be accretive to earnings.

     All of Star Banc's recent acquisitions have met these criteria and are adding to the value of the Corporation and its earnings. It is our expectation that the most recent acquisition, that of Great Financial Corporation, headquartered in Louisville, Kentucky, will be as successful as our recent prior purchases have been.

     Star Banc has become proficient at the process of converting acquired banks into Star Banks. Operations and information systems teams are experts on the technical side, and we have an enviable record of customer and account retention based on high quality communication processes and guaranteed service.

     Employees of the new banks are fully and quickly trained in the Star Bank sales and service culture and procedures. Current Star Bank employees are assigned temporarily to new banks and branches as "Ambassadors." At the point of conversion and after, they help see the new branches through the early days of account openings, questions and new processes. New Star Bank signs, marketing materials, sales tools and account literature are in place immediately. At the same time, Star Bank acknowledges and respects the culture, customers and new communities we enter, and we rely heavily on the wisdom and community knowledge of those at the banks we merge into Star Bank. We communicate fully and frequently with our new employees and our new customers throughout the process, retaining as much familiarity as possible.

     Star's most recent acquisition, which was completed on February 7, 1998, opened new market areas of Kentucky to Star. Great Financial was an outstanding organization with an 85-year history of quality customer service. Combining with Great Financial gave Star Banc the opportunity to attract new customers and further extend its platform of convenience and service into geographic regions which were natural extensions of Star's existing Kentucky franchise. Great Financial has operated consumer, mortgage banking, commercial lending and private banking services in and around the major markets of Louisville, Lexington and Owensboro, Kentucky.

Recent Acquisitions

TransOhio Federal Savings Bank
Cleveland and Northeastern Ohio 1994

Household Bank, FSB
Columbus and Central Ohio 1995

National City Bank branches
Connersville, IN 1996

AmeriFirst Bank branches
Southwestern Ohio 1997

Great Financial Corporation
Louisville, Central and Western Kentucky 1998


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (13)

ADDITIONAL GROWTH STRATEGIES

Expense Control
     Star works steadily to reduce all overhead costs that do not affect customer service and revenue generation. We control expenses through the judicious closing of traditional offices in "over branched" areas where another Star office can serve customers. At the same time, our branch network grows through acquisitions, the explosion of our new In-Store branches and our corporate on-site branches.

We also lessen fixed costs through outsourcing of operations which can be done more efficiently externally. Alternative delivery systems, such as our Super ATMs, PC Banking, Internet Banking and 24-Hour Customer Service have reduced our service delivery expenses, compared to new brick and mortar traditional offices.

Staffing models for all branches ensure that we are making the most effective use of our personnel and that there is peak staffing when our customers need it most. Any increases in operating budgets are tied to revenue generation, productivity or the achievement of specific customer service standards. Star's emphasis on expense control, coupled with revenue generation, is unwavering and ongoing. Accordingly, Star's efficiency ratio (expenses as a percentage of revenues) has consistently improved over the past four years and currently stands among the lowest in the industry.

Balance Sheet Management and Capital Management
     Star Banc continues to pare lower yielding assets from its balance sheet. We have significantly reduced the amount of lower yield securities from our investment portfolio, as well as from the residential mortgage portfolio. We have replaced lower yielding assets with higher yielding loans, especially retail loans. Our management of the balance sheet maintains loan funding from our core deposit base, the most efficient and least rate sensitive system of funding, rather than from purchased funds.

Star Banc is very intentional in its management of capital. With our focus on shareholder return, we carefully evaluate the capital necessary to continue building the Corporation, including potential acquisitions and investments in our lines of business. Concurrently, we consider dividend growth for our shareholders, our stock repurchase program and regulatory capital requirements. Only then, with a disciplined assessment of the return we can expect on each allotment, do we allocate capital for the benefit of the Corporation's profitability and its return to shareholders. Star increased the dividend by 25 percent in March 1997, the 25th consecutive year of dividend increases. Over the last five years Star Banc has increased its dividend by more than 105 percent.

Building Shareholder Value
     The primary focus of Star Banc Corporation is to build shareholder value through the sound management of the Corporation. That is the result we strive to achieve when we offer our customers outstanding service and the utmost in convenience. Shareholder value is the goal of our expense control policies, our balance sheet management, our capital allocations and our everyday performance. The Corporation has outperformed the S&P 500 and peer banking companies in total shareholder return.


BAR CHART OF TOTAL SHAREHOLDER RETURN
ANNUALIZED RETURNS (in percents)

     Three Years
     Star Banc Corporation         71.9%
     S&P Regional Bank Index       47.8
     S&P 500                       31.1

     Two Years
     Star Banc Corporation         73.3%
     S&P Regional Bank Index       43.1
     S&P 500                       27.9

     One Year
     Star Banc Corporation         90.6%
     S&P Regional Bank Index       50.4
     S&P 500                       33.5


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (14)

CONSOLIDATED SIX YEAR SELECTED FINANCIAL DATA

(dollars in thousands except per share data)                                                                        5 Year
                                                                                                                  Compound
                                        1997         1996         1995         1994         1993         1992  Growth Rate
--------------------------------------------------------------------------------------------------------------------------
Results of Operations
Interest income                   $  804,552   $  735,525   $  710,404   $  569,724   $  518,167   $  541,421         8.2%
Interest expense                     342,653      317,326      332,196      223,618      194,691      233,038         8.0
--------------------------------------------------------------------------------------------------------------------------
Net interest income                  461,899      418,199      378,208      346,106      323,476      308,383         8.4
Taxable equivalent
  adjustment(a)                        3,400        3,300        3,356        3,069        3,283        4,479        (5.4)
--------------------------------------------------------------------------------------------------------------------------
Taxable equivalent
  net interest income                465,299      421,499      381,564      349,175      326,759      312,862         8.3
Noninterest income                   204,576      170,522      138,124      117,015      112,890       99,644        15.5
--------------------------------------------------------------------------------------------------------------------------
Net revenue                          669,875      592,021      519,688      466,190      439,649      412,506        10.2
Noninterest expense                  321,763      308,211      286,214      260,311      250,849      253,011         4.9
Provision for loan losses             53,614       40,773       25,101       24,372       33,008       40,898         5.6
Net income                           194,754      158,359      136,603      116,591      100,273       76,119        20.7
--------------------------------------------------------------------------------------------------------------------------
Per Share(b)
Basic EPS                         $     2.26   $     1.79   $     1.52   $     1.30   $     1.12   $     0.86        21.3%
Diluted EPS                             2.19         1.75         1.50         1.28         1.10         0.84        21.1
Common stock cash
  dividends declared                    0.80         0.63         0.53         0.47         0.39         0.35        18.0
Year-end book value                    10.62         9.86         9.16         8.01         7.44         6.70         9.7
Year-end market value                  57.38        30.63        19.83        12.13        11.67        12.00        36.8
--------------------------------------------------------------------------------------------------------------------------
Average Balances
Loans, net of
  unearned interest               $8,012,368   $7,255,113   $6,669,806   $5,721,667   $5,146,341   $4,926,900        10.2%
Investment securities              1,321,363    1,531,349    1,901,722    1,900,290    1,592,210    1,341,917        (0.3)
Money market investments              81,087       31,097       17,059       43,080      264,502      383,255       (26.7)
--------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets      9,414,818    8,817,559    8,588,587    7,665,037    7,003,053    6,652,072         7.2
Total assets                      10,357,273    9,705,620    9,439,626    8,252,244    7,542,798    7,171,898         7.6
Noninterest-bearing deposits       1,487,192    1,345,296    1,188,364    1,065,933    1,036,141      925,338        10.0
Interest-bearing deposits          6,402,135    6,298,664    6,155,334    5,212,946    5,085,718    4,955,133         5.3
--------------------------------------------------------------------------------------------------------------------------
Total deposits                     7,889,327    7,643,960    7,343,698    6,278,879    6,121,859    5,880,471         6.1
Short-term borrowings              1,016,900      898,025    1,014,552      995,901      621,482      498,014        15.4
Long-term debt                       380,659      162,840      163,788      155,172       54,308       59,906        44.8
Shareholders' equity                 861,029      835,566      777,674      702,605      640,868      579,486         8.2
--------------------------------------------------------------------------------------------------------------------------
Ratios
Return on average assets                1.88%        1.63%        1.45%        1.41%        1.33%        1.06%
Return on average equity               22.62        18.95        17.57        16.59        15.65        13.14
Net interest margin                     4.94         4.78         4.44         4.55         4.67         4.70
Efficiency ratio                       48.03        52.06        55.07        55.84        57.06        61.34
Dividend payout ratio                  35.07        34.69        35.00        35.89        34.41        40.35
Tier 1 risk-based capital               8.77         7.64         7.97         8.66        11.10        10.64
Total risk-based capital               12.61        11.88        11.23        12.16        12.41        11.99
Leverage(c)                             8.01         6.53         6.23         6.27         8.24         7.51
Average shareholders' equity
  to average total assets               8.31         8.61         8.24         8.51         8.50         8.08
--------------------------------------------------------------------------------------------------------------------------

(a) Taxable equivalent adjustment was calculated utilizing a marginal federal income tax rate of 35 percent for 1993-1997 and 34 percent for 1992.
(b) Share amounts have been restated to reflect a 3-for-1 stock split in 1996.
(c) Defined as tier 1 equity as a percent of average fourth quarter assets.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (15)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview
     Star Banc Corporation ("the Corporation") reported record earnings for 1997 with an increase of 23.0 percent to $194,754,000, compared to $158,359,000 in 1996 and $136,603,000 in 1995. Basic earnings per share increased 26.3 percent to $2.26 in 1997, compared to $1.79 in 1996 and $1.52 in 1995. Diluted earnings per share for 1997 was $2.19, compared to $1.75 in 1996 and $1.50 in 1995. Table 1 provides a summary of significant items affecting the change in basic earnings per share for 1995 through 1997.

FIVE YEAR BAR CHART OF FULLY DILUTED EARNINGS PER SHARE
(in dollars)
          1993          1994          1995          1996          1997
         $1.10         $1.28         $1.50         $1.79*        $2.19
*excluding SAIF assessment

     On December 31, 1997, the Corporation adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per share." SFAS No. 128 replaces the presentation of primary and fully diluted earnings per share with basic and diluted earnings per share. All earnings per share information presented for prior periods has been restated in accordance with SFAS No. 128.
     Included in 1996 was a special one-time assessment to recapitalize the Savings Association Insurance Fund (SAIF). Star Banc Corporation's pre-tax SAIF assessment was $5 million, which reduced diluted earnings per share by $0.04. Excluding this assessment, net income for 1997 increased 20.5 percent from $161,609,000 for 1996. On the same basis, diluted earnings per share increased
22.3 percent from $1.79 in 1996.
     Earnings results for 1997 reflected a 13.4 percent increase in tax equivalized net revenues (excluding gains/(losses) on sales of securities) in addition to continued reduction in the Corporation's efficiency ratio. The Corporation's return on average assets and return on average equity reached record levels increasing to 1.88 percent and 22.62 percent, respectively, in 1997. This compares to a return on average assets of 1.63 percent in 1996 and
1.45 percent in 1995 and a return on average shareholders' equity of 18.95 percent in 1996 and 17.57 percent in 1995.
     Tax equivalized net interest income increased $44 million or 10.4 percent in 1997. This increase was the result of a 16 basis point increase in net interest margin and a 6.8 percent or $597 million increase in average earning assets. Also contributing to the increase in net interest income was an improved mix of earning assets from securities into higher yielding loans.
     Excluding gains/(losses) on sales of securities and the 1996 SAIF special assessment, noninterest income increased $36 million or 20.7 percent in 1997, while noninterest expenses were up $19 million or 6.1 percent over 1996. This continues the trend of the Corporation increasing net revenues more than twice as much as noninterest expense. Noninterest expenses were up due in part to the opening of new retail facilities and branch acquisitions in 1997 and 1996. In addition, equipment expenses increased as a result of additional investments in retail and data processing equipment. The provision for loan losses increased $13 million or 31.5 percent in 1997 as a result of loan growth and increases in net charge-offs. Net charge-offs increased to 0.50 percent of average loans in 1997, up 10 basis points from 1996.
     Total assets at December 31, 1997, were $10.96 billion, up 8.6 percent from $10.09 billion a year earlier. Total loans, net of unearned interest, were $8.44 billion at the end of 1997, compared to $7.59 billion at the end of 1996. Loan growth was led by a 14.7 percent increase in retail loans in 1997. Deposits totaled $8.20 billion at December 31, 1997, up 4.1 percent compared to $7.88 billion at December 31, 1996. The increase in deposits was due to an increase in core deposit levels, primarily demand deposits and money market deposit accounts.
     In 1995, the Corporation established Star Banc Finance, Inc., a consumer finance subsidiary. Star Banc Finance provides nontraditional consumer credit products to a wider sphere of customers within our current markets and allows the Corporation to compete more effectively with other non-bank credit providers. As of December 31, 1997, Star Banc Finance had reached $232 million in loans outstanding, a $98 million increase over the previous year, and has exceeded its earnings goals since inception.

Mergers and Acquisitions
     On February 7, 1998, the Corporation completed its acquisition of Great Financial Corporation for 70 percent stock and 30 percent cash. The 70 percent of Great Financial Corporation's shares were exchanged for common shares of Star Banc Corporation, at an exchange ratio of 0.949 Star Banc shares for each share of Great Financial Corporation. The remaining 30 percent of Great Financial shares were exchanged for $44.00 in cash for each share. The Corporation issued 9.5 million shares and the total value of the acquisition was $648 million. This transaction is a tax-free exchange for shareholders receiving stock and will be accounted for as a purchase transaction.
The Great Financial acquisition will add approximately $3.0 billion in assets and $1.9 billion in deposits, in addition to 43 branch offices in Kentucky and two in Indiana.
     On June 14, 1996, the Corporation merged its Kentucky and Indiana banks into Star Bank, N.A. ("the Bank"). This allowed customers to make deposits and complete transactions at over 260 branch offices in Ohio, Kentucky, or Indiana.
     The Corporation has continued to make acquisitions in order to enhance its branch network. In 1997 and 1996, the Bank completed purchases of seven branches in southwestern Ohio from AmeriFirst Bank and four branch offices in Connersville, Indiana from National City Bank. These acquisitions added a total of $163 million in deposits.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (16)

TABLE 1 -- Analysis of Basic Earnings Per Share --
                                                         Dollar Change B/(W)
                                                         --------------------
                                                          1997 vs.  1996 vs.
                                1997      1996    1995(a)     1996      1995
-----------------------------------------------------------------------------
Interest income               $ 9.34    $ 8.31    $ 7.89    $ 1.03    $ 0.42
Interest expense               (3.98)    (3.59)    (3.69)    (0.39)     0.10
-----------------------------------------------------------------------------
Net interest income             5.36      4.72      4.20      0.64      0.52
Provision for loan losses      (0.62)    (0.46)    (0.28)    (0.16)    (0.18)
Noninterest income              2.37      1.93      1.54      0.44      0.39
Noninterest expense            (3.73)    (3.48)    (3.18)    (0.25)    (0.30)
Income taxes                   (1.12)    (0.92)    (0.76)    (0.20)    (0.16)
-----------------------------------------------------------------------------
Basic earnings per share      $ 2.26    $ 1.79    $ 1.52    $ 0.47    $ 0.27
-----------------------------------------------------------------------------
(a) Share amounts have been restated to reflect a 3-for-1 stock split in 1996.


LINE OF BUSINESS RESULTS
     For its internal reporting and planning process the Corporation has identified three major lines of business: Consumer Banking, Wholesale Banking, and Trust/Private Banking. Table 2 provides a condensed income statement and selected average balances for each line of business in the year 1997. This information is derived from the internal reporting system used by management to review the financial performance of the various lines of business of the Corporation.
     Unlike financial reporting under generally accepted accounting principles, there is no authoritative body or guidance for internal financial reporting. The internal reporting system uses internal management policies and practices which support the structure of Star Banc Corporation and are not necessarily comparable with similar information for other financial institutions. Additionally, methodologies may change from time to time as accounting and application systems are enhanced or business products change. The financial results reflect direct revenues and expenses of each line of business, in addition to allocations of revenues, expenses, assets and liabilities. A match-funded transfer pricing system is used to allocate interest income and interest expense. The allowance for loan losses and associated provision are allocated based on risk weightings and net charge-off experience for the various loan types within each business line's portfolio.
     The Treasury/Other group includes the aggregate of interest rate risk from all lines, in addition to the investment securities portfolio and residential mortgage portfolio of the Corporation. Equity of the Corporation has not been allocated to the various lines of business and is included in the Treasury/Other corporate group for Table 2.
     A description of each of the Corporation's primary lines of business is presented below.

Consumer Banking
     Consumer Banking provides deposit, installment and credit card lending, leasing, investment, payment system and other financial services to individuals and small businesses. These services are provided through retail branch offices, ATMs, voice banking, PC and video banking options, in addition to Star's 24-hour customer service. The Consumer Banking division serves customers in both our metropolitan and community banking markets. Included in the Consumer Banking group is Star Banc Finance, Inc., the Corporation's consumer finance subsidiary.
     Consumer Banking provided 43.5 percent of the line of business earnings in 1997, compared to 44.5 percent in 1996. Earnings for Consumer Banking include allocations of intangible assets and the associated amortization from all acquisitions of deposits and branch offices.
     Total average loans of the Consumer Banking group grew 20.1 percent in 1997, led by retail leasing which was up 56.3 percent. Home equity and credit card loans were up 27.4 percent and 15.7 percent, respectively.

Wholesale Banking
     Wholesale Banking provides traditional commercial lending, asset-based lending, commercial real estate, equipment financing, cash management services and international trade services to businesses and governmental entities. Wholesale Banking provided 36.5 percent of the line of business earnings in 1997 compared to 39.3 percent in 1996.
     Average loans of the Wholesale Banking group grew 6.3 percent in 1997, led by a 17.2 percent increase in asset-based lending. Also showing strong growth in 1997 were commercial leasing and real estate construction lending with increases of 15.5 percent and 18.5 percent, respectively.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (17)

TABLE 2 -- Line of Business Results --
For the year ended December 31, 1997 (dollars in thousands)

                                Consumer      Wholesale  Trust/Private    Treasury   Consolidated
                                 Banking        Banking        Banking      /Other      Star Banc
-------------------------------------------------------------------------------------------------
Net interest income*          $  247,924     $  111,637       $ 20,100  $   85,638    $   465,299
Noninterest income               123,411         23,118         58,535        (488)       204,576
-------------------------------------------------------------------------------------------------
  Net revenue                    371,335        134,755         78,635      85,150        669,875
Noninterest expense              216,243         35,457         27,317      42,746        321,763
Provision for loan losses         44,790          6,926            594       1,304         53,614
Income taxes                      38,606         32,330         17,753      11,055         99,744
Net income                        71,696         60,042         32,971      30,045        194,754
-------------------------------------------------------------------------------------------------
Average Balances:
  Total loans                 $3,508,197     $3,176,007       $283,318  $1,044,846    $ 8,012,368
  Total assets                 4,128,952      3,445,192        342,296   2,440,833     10,357,273
  Total deposits               6,911,276        581,776        347,867      48,408      7,889,327
-------------------------------------------------------------------------------------------------
*Fully taxable equivalent


     The Wholesale Banking group includes corporate cash management and international trade services, two areas that generate significant and growing revenue streams for the Corporation. In 1997, cash management revenues increased 16.0 percent, while international trade revenues, which includes letters of credit, bankers acceptances, foreign exchange and foreign currency trading, were up 3.7 percent.

Trust and Private Banking
     Trust provides personal financial and asset management services, comprehensive employee benefit plan services, mutual fund custody, corporate bond and stock transfer services. In addition, Star Bank, N.A. serves as the investment adviser to The Star Funds, a family of proprietary, professionally managed mutual funds. The Private Banking group provides wealth management services which meet the needs of high income and high net worth individuals and business owners.
     Trust income for the Corporation grew 20.8 percent in 1997. This growth was a result of record asset growth, new product introductions and continued improvement in investment markets. For the Trust/Private Banking group, loans increased 28.5 percent and deposits were up 23.7 percent in 1997. Trust and Private Banking provided 20.0 percent of the line of business earnings in 1997, up from 16.2 percent in 1996.
     Total trust assets under administration at December 31, 1997, were $48.4 billion, an increase of 60.0 percent compared to the prior year. In addition, managed assets increased 30.0 percent to $9.6 billion. Assets in The Star Funds family of mutual funds increased 28.4 percent in 1997, ending the year at $2.5 billion.

Treasury/Other
     The operating results of the Corporation's investment securities portfolio and residential mortgage portfolio are shown in this group. In addition, the net effect of transfer pricing and the results from the management of interest rate risk are included in this category. Also included are unallocated portions of certain assets, liabilities and equity, and any revenue and expenses of certain administrative and support functions which are not specifically allocated to the three primary lines of business. These support functions include financial administration and treasury, credit administration, internal audit, in-house legal counsel, human resources and bank properties management.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (18)

RESULTS OF OPERATIONS
Net Interest Income
     Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. The amount of net interest income is determined by the volume of interest-earning assets, the level of rates earned on those interest-earning assets, and the cost of supporting funds. The difference between rates earned on interest-earning assets (with an adjustment made to tax-exempt income to provide comparability with taxable income) and the cost of supporting funds is measured by the net interest margin.
     Tax-equivalent net interest income increased $44 million or 10.4 percent in 1997, following a 10.5 percent increase in 1996. The increase in 1997 was the result of a 16 basis point improvement in net interest margin, as discussed below, as well as a $597 million or 6.8 percent increase in average earning assets. The increase in 1996 was primarily the result of a 34 basis point improvement in net interest margin. In addition, average earning assets were up $229 million or 2.7 percent.

FIVE YEAR BAR CHART OF NET INTEREST INCOME
(in millions of dollars)

          1993          1994          1995          1996          1997
          $327          $349          $382          $421          $465


     The net interest margin was 4.94 percent in 1997, 4.78 percent in 1996 and
4.44 percent in 1995. The improvement in 1997 was due to continued improvement in the mix of earning assets as loan growth was partially funded by sales and maturities of investment securities. In addition, retail loan and investment security yields were up in 1997. Sales of securities in 1997 were used to fund loan growth or were reinvested in higher yielding securities.
     The improvement in 1996 was due in part to continued improvement in the mix of earning assets as loan growth was funded primarily by sales and maturities of lower yielding investment securities and residential mortgages. Also contributing to the increase in margin was an improved mix of funding sources, as short-term borrowings declined and core deposit levels increased, in addition to lower required reserves. These factors contributed to the 22 basis point decline in rates paid on interest-bearing liabilities and a 27 basis point decline in cost of supporting funds in 1996.
     In order to reduce the Corporation's exposure to adverse changes in interest rates, the Corporation has entered into interest rate swap agreements. The notional amount of such swaps was $240 million at December 31, 1997, down from $367 million at December 31, 1996. Interest rate swaps reduced net interest income $0.7 million and net interest margin one basis point in 1997. The effect of the interest rate swaps partially offset increases in yields on loans that are indexed to the prime rate and one-year U.S. Treasury bills, thus stabilizing changes in net interest margin. Interest rate swaps lowered net interest income $3 million and net interest margin three basis points, in 1996, and $6 million and seven basis points in 1995.
     Table 3 provides detailed information as to average balances, interest income and expense, and rates earned or paid by major balance sheet category for the years 1995 through 1997. Table 4 provides an analysis of the changes in net interest income attributable to changes in volume of interest-earning assets or interest-bearing liabilities and to changes in rates earned or paid.

FIVE YEAR BAR CHART OF NET INTEREST MARGIN
(in percents)

          1993          1994          1995          1996          1997
          4.67%         4.55%         4.44%         4.78%         4.94%


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (19)

TABLE 3 -- Average Balance Sheets and Average Rates --
For the years ended December 31 (dollars in thousands)

                                       1997                               1996                               1995

----------------------------------------------------------------------------------------------------------------------------
                             Daily             Average          Daily             Average          Daily             Average
                           Average   Interest     Rate        Average   Interest     Rate        Average   Interest     Rate
----------------------------------------------------------------------------------------------------------------------------
Assets:
Commercial loans       $ 2,509,602   $217,404    8.66%     $2,316,087   $201,373    8.69%     $2,156,869   $198,087    9.18%
Real estate loans        2,678,529    230,850    8.62       2,587,489    219,611    8.49       2,540,854    213,014    8.38
Retail loans             2,824,237    262,632    9.30       2,351,537    216,453    9.20       1,972,083    178,047    9.03
----------------------------------------------------------------------------------------------------------------------------
    Total loans          8,012,368    710,886    8.87       7,255,113    637,437    8.79       6,669,806    589,148    8.83
Taxable investment
  securities             1,260,764     87,199    6.92       1,479,146     95,080    6.43       1,879,480    121,724    6.48
Non-taxable invest-
  ment securities           60,599      5,261    8.68          52,203      4,608    8.83          22,242      1,839    8.27
Money market
  investments               81,087      4,606    5.68          31,097      1,700    5.47          17,059      1,049    6.15
----------------------------------------------------------------------------------------------------------------------------
    Total interest-
      earning assets     9,414,818    807,952    8.58       8,817,559    738,825    8.38       8,588,587    713,760    8.31
Cash and due
  from banks               450,188                            445,025                            425,201
Allowance for
  loan losses             (126,821)                          (114,179)                          (103,970)
Other assets               619,088                            557,215                            529,808
----------------------------------------------------------------------------------------------------------------------------
    Total assets       $10,357,273                         $9,705,620                         $9,439,626
----------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity:
Savings and
  NOW deposits         $ 1,070,129   $ 27,384    2.56%     $1,533,759   $ 35,623    2.32%     $1,969,280   $ 44,055    2.24%
Money market
  deposit accounts       2,051,990     63,204    3.08       1,415,448     44,822    3.17         772,020     28,577    3.70
Time deposits $100,000
  and over                 403,586     21,601    5.35         428,249     23,217    5.42         480,055     28,097    5.85
Time deposits under
  $100,000               2,876,430    156,166    5.43       2,921,208    159,013    5.44       2,933,979    165,243    5.63
Short-term borrowings    1,016,900     49,247    4.84         898,025     42,999    4.79       1,014,552     55,227    5.44
Long-term debt             380,659     25,051    6.58         162,840     11,652    7.16         163,788     10,997    6.71
----------------------------------------------------------------------------------------------------------------------------
    Total interest-
      bearing
      liabilities        7,799,694    342,653    4.39       7,359,529    317,326    4.31       7,333,674    332,196    4.53
Noninterest-bearing
  deposits               1,487,192                          1,345,296                          1,188,364
Other liabilities          209,358                            165,229                            139,914
Shareholders' equity       861,029                            835,566                            777,674
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities
      and shareholders'
      equity           $10,357,273                         $9,705,620                         $9,439,626
----------------------------------------------------------------------------------------------------------------------------
Net interest margin                              4.94%                              4.78%                              4.44%
Interest rate spread                             4.19                               4.07                               3.78
----------------------------------------------------------------------------------------------------------------------------

Note: Interest and average rate are presented on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent. The yield on available-for-sale securities is computed based on historical cost balances. The total of nonaccrual loans is included in the daily average balance.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (20)

TABLE 4 -- Volume/Rate Variance Analysis --

(dollars in thousands)                     Change from 1996 to 1997     Change from 1995 to 1996
----------------------------------------------------------------------------------------------------
Increase (decrease) in:                   Volume      Rate     Total   Volume      Rate      Total
----------------------------------------------------------------------------------------------------
Interest income:
  Commercial loans                      $ 17,285  $ (1,254) $ 16,031  $ 15,550  $(12,264)  $  3,286
  Real estate loans                        8,325     2,913    11,238     5,672       925      6,597
  Retail loans                            39,138     7,041    46,179    35,295     3,111     38,406
----------------------------------------------------------------------------------------------------
        Total loans                       64,748     8,700    73,448    56,517    (8,228)    48,289
  Investment securities                  (13,670)    6,443    (7,227)  (23,451)     (424)   (23,875)
  Money market instruments                 2,740       168     2,908       864      (213)       651
----------------------------------------------------------------------------------------------------
        Total                             53,818    15,311    69,129    33,930    (8,865)    25,065
----------------------------------------------------------------------------------------------------
Interest expense:
  Savings and NOW deposits                (1,939)     (518)   (2,457)   (9,743)    1,311     (8,432)
  Money market deposit accounts            9,665     2,936    12,601    23,817    (7,572)    16,245
  Time deposits $100,000 and over         (1,343)     (274)   (1,617)   (3,032)   (1,848)    (4,880)
  Time deposits under $100,000            (2,447)     (400)   (2,847)     (720)   (5,510)    (6,230)
  Short-term borrowings                    5,672       576     6,248    (7,268)   (4,960)   (12,228)
  Long-term debt                          14,669    (1,268)   13,401       (64)      719        655
----------------------------------------------------------------------------------------------------
        Total                             24,277     1,052    25,329     2,990   (17,860)   (14,870)
----------------------------------------------------------------------------------------------------
Net variance                            $ 29,541  $ 14,259  $ 43,800   $30,940  $  8,995   $ 39,935
----------------------------------------------------------------------------------------------------

Note: Interest on non-taxable loans and securities is computed on a fully-taxable equivalent basis. Taxable equivalent amounts are calculated utilizing the marginal federal income tax rate of 35 percent. The change in interest due to both volume and rate has been allocated completely to changes in rate.


Interest Rate Sensitivity
     To minimize the volatility of net interest income and exposure to economic loss that may result from fluctuating interest rates, the Corporation manages its exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by its Asset/Liability Policy Committee ("ALPC"). The ALPC has the responsibility for approving and ensuring compliance with asset/liability management policies of the Corporation, which encompass interest rate risk exposure, off-balance-sheet activity, liquidity, capital adequacy and the investment portfolio position.
     One of the primary tools of management to measure interest rate risk and the effect of interest rate changes on net interest income and net interest margin is simulation analysis. Through these simulations, management estimates the impact on net interest income of a 300 basis point upward or downward gradual change of market interest rates over a one-year period. Asset/liability policy guidelines indicate that a 300 basis point up or down change in interest rates cannot result in more than a 7.5 percent change in net interest income, as compared to a base case, without Board approval and a strategy in place to reduce interest rate risk below the maximum level. In simulations as of December 31, 1997, the 300 basis point upward change resulted in an increase in net interest income compared to the base case, while the 300 basis point downward change reduced net interest income. These results were significantly impacted by assumptions utilized for managed rate deposits. At December 31, 1997, the Corporation was well within policy guidelines.
     The Corporation also manages its interest rate sensitivity position in order to maintain a balance between the amounts of interest-earning assets and interest-bearing liabilities which are expected to mature or reprice at any point in time. The interest rate sensitivity ("Gap"), Table 5, demonstrates the repricing characteristics of the Corporation's interest-earning assets, liabilities and interest rate swap positions as of December 31, 1997. Table 5 shows the Corporation in a slightly asset sensitive position through the one-year repricing period in the amount of $191 million or 1.7 percent of total assets. Generally, an asset sensitive position indicates that rising interest rates would positively impact net interest margin, while falling interest rates would negatively affect net interest margin. The Corporation calculates a one-year risk equivalent position which translates the earnings risk for all periodic gap mismatches into an equivalent one-year risk adjusted mismatched gap position.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (21)

     Although the periodic Gap Analysis provides management with a method of measuring current interest rate risk, it only measures rate sensitivity at a specific point in time. Gap Analysis does not take into consideration that assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree and, therefore, does not necessarily predict the impact of changes in general levels of interest rates on net interest income.
     The Corporation also utilizes market value of equity as a measurement tool in managing interest rate sensitivity. The market value of equity measures the degree at which the market values of the Corporation's assets and liabilities will change given a change in interest rates. Asset/liability policy guidelines indicate that a 200 basis point upward or downward change in interest rates cannot result in more than a 15 percent change in equity as compared to the base case. As of December 31, 1997, the Corporation was well within this guideline.
     In order to manage interest rate risk, the Corporation may utilize interest rate swaps. These swaps are treated as hedges, and accordingly, the income and expense related to these transactions is recognized on the hedged instrument as an adjustment to interest income or expense. In 1997, the Corporation terminated two of its interest rate swap contracts in order to reduce its liability rate sensitive position. The gain on the termination of these swaps was deferred. The two interest rate swaps which were terminated in 1997, were treated as hedges of the subordinated debt issuance at the Bank, and had been added in 1996. Additionally, one swap which hedged rate changes on residential mortgages matured in 1997, and two swaps which hedged rate changes on the Corporation's prime rate based commercial loan portfolio matured in 1996. Disclosures of the Corporation's interest rate swap contracts as required by Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are shown in Notes 19 and 26 of the Notes to Consolidated Financial Statements.

TABLE 5 -- Interest Rate Sensitivity (Gap Analysis) --
As of December 31, 1997 (dollars in millions)

                                                0-30    31-90    91-180    181-365       1-5    Over 5
                                     Total      Days     Days      Days       Days     Years     Years
------------------------------------------------------------------------------------------------------
Interest-Earning Assets:
Loans                               $8,444    $3,552  $   323    $  431     $  763    $2,806    $  569
Investment securities                1,162       108      117       168        210       397       162
Money market instruments               238       238       --        --         --        --        --
------------------------------------------------------------------------------------------------------
        Total                        9,844     3,898      440       599        973     3,203       731
------------------------------------------------------------------------------------------------------
Interest-Bearing Liabilities:
Deposits:
  Savings, NOW and MMDA              3,242       506      969       105        210     1,452        --
  Other interest-bearing deposits    3,238       403      500       920        604       787        24
Short-term borrowings                1,114     1,110        4        --         --        --        --
Long-term debt                         502       148       --        --         --       106       248
------------------------------------------------------------------------------------------------------
        Total                        8,096     2,167    1,473     1,025        814     2,345       272
------------------------------------------------------------------------------------------------------
Interest rate swap positions            --      (100)      --      (140)        --       240        --
------------------------------------------------------------------------------------------------------
Total gap                            1,748     1,631   (1,033)     (566)       159     1,098       459
------------------------------------------------------------------------------------------------------
Cumulative gap                      $   --    $1,631  $   598    $   32     $  191    $1,289    $1,748
------------------------------------------------------------------------------------------------------

Note: Savings, NOW and money market deposit accounts (MMDA) are subject to immediate withdrawal. However, for the purpose of the above analysis these accounts are reported based on an historical analysis of Star Bank accounts.


Financial Instruments Market Risk
     Table 6 provides information about the Corporation's market sensitive financial instruments. The Corporation's major market risk exposure is changing interest rates in the United States. The Corporation currently holds derivative financial instruments primarily for purposes other than trading while some foreign exchange spot contracts are held for trading purposes. The average amounts of foreign exchange contracts held for trading purposes in 1997 were immaterial. Interest rate swap agreements are the primary type of derivative used by the Corporation.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (22)

TABLE 6 -- Financial Instruments Market Risk --

As of December 31, 1997 (dollars in millions)
                                                                                  Later            Fair
                                           1998    1999    2000    2001    2002   Years   Total   Value
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents                $  816  $   --  $   --  $   --  $   --  $   --  $  816  $  816
Commercial loans                          2,226     101      89      72      80      94   2,662   2,732
  Rate                                     8.77%   8.26%   8.27%   8.34%   8.25%   7.78%   8.67%
Retail loans                              1,507     585     418     302     161      36   3,009   3,086
  Rate                                    10.69%   8.89%   8.70%   8.31%   8.65%   9.45%   9.70%
Real estate loans                         1,336     373     267     169     189     439   2,773   2,817
  Rate                                     8.48%   8.44%   8.57%   8.46%   8.37%   8.33%   8.45%
--------------------------------------------------------------------------------------------------------
Total loans, net of unearned interest     5,069   1,059     774     543     430     569   8,444   8,635
  Rate                                     9.36%   8.74%   8.70%   8.50%   8.63%   8.98%   9.11%
--------------------------------------------------------------------------------------------------------
Securities                                  603     173     111      64      49     162   1,162   1,163
  Rate                                     6.87%   7.12%   7.04%   7.12%   7.12%   7.38%   7.02%
Noninterest-bearing deposits                702     254     254     254     254      --   1,718   1,718
  Rate                                       --      --      --      --      --      --      --
Interest-bearing deposits                 4,217     993     544     478     224      24   6,480   6,476
  Rate                                     4.50%   4.21%   2.93%   2.53%   2.42%   6.53%   4.11%
Short-term borrowings                     1,114      --      --      --      --      --   1,114   1,114
  Rate                                     4.96%     --      --      --      --      --    4.96%
Long-term debt                              148      40      51      --      15     248     502     520
  Rate                                     6.72%   6.38%   6.65%     --    6.15%   6.47%   6.55%
Interest rate swaps                          (1)     (1)     (2)     --      --      --      (4)     (4)
--------------------------------------------------------------------------------------------------------

Note: Savings, NOW and money market deposit accounts (MMDA) are subject to immediate withdrawal. However, for the purpose of the above analysis these accounts are reported based on an historical analysis of Star Bank accounts.


     In addition to the items included in the above table, the Corporation also enters into forward commitments related to residential real estate loans which have interest rate risk. At December 31, 1997 the Corporation was committed to deliver $105 million in residential real estate loans during 1998 with an average weighted rate of 6.8 percent. The Corporation has no forward commitments that extend beyond one year.
     The Corporation enters into foreign exchange forward contracts to accommodate the business needs of its customers and for proprietary trading purposes. Foreign exchange-based forward contracts provide for the delayed delivery of a purchase of foreign currency. The majority of foreign exchange contracts relate to major foreign currencies such as Canadian dollars, British pounds, Deutsche marks and Japanese yen. The foreign exchange risk associated with these contracts is mitigated by entering into offsetting foreign exchange contracts. Adjustments to the fair value of foreign exchange forward contracts are included in other income on the income statement. At December 31, 1997 the Corporation had foreign exchange contracts of $66 million outstanding. Of these contracts, $58 million are to be completed during 1998, $2 million during 1999, $2 million during 2000 and $4 million during 2001. The Corporation has no foreign exchange contracts that extend beyond five years. Additional disclosures related to derivatives are shown in Note 19 of the Notes to Consolidated Financial Statements.

Noninterest Income
     Noninterest income is a growing source of revenue for the Corporation, representing 30.5 percent of tax equivalized net revenue in 1997, up from 28.8 percent in 1996. Noninterest income increased 20.0 percent to $205 million in 1997, compared to $171 million in 1996 and $138 million in 1995. Significant growth occurred in several areas, with trust income, credit card income, ATM income, and mortgage banking income all increasing over 20 percent in 1997.
     Included in 1997 and 1996 were net losses on sales of investment securities of $4.2 million and $2.5 million, respectively. The funds from these sales were used to fund loan growth or were reinvested into higher yielding and longer duration securities, which resulted in an increase to the total investment portfolio yield and improved the Corporation's interest rate sensitivity position. Excluding the losses from sales of securities, noninterest income increased 20.7 percent in 1997. Additionally, 1995 included a $1.2 million loss on $119 million in residential real estate loans, which were transferred from the portfolio and sold on the secondary market. This transaction reflects the Corporation's strategy to reduce its residential mortgage holdings and adverse prepayment risk, with funds being used to fund higher yielding retail and commercial loans.
     Trust income increased 20.8 percent to $57 million in 1997, following a
13.0 percent increase in 1996. In both 1996 and 1997, the Corporation realized significant increases in asset levels as a result of new business in each trust area. Revenue growth was led by continued expansion of The Star


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (23)

Funds family of proprietary mutual funds, a 98 percent increase in custodial assets and higher market values.
     At year-end 1997, total trust assets (both discretionary and non-discretionary) were $48.4 billion, up from $30.2 billion at the end of 1996 and $21.6 billion at the end of 1995. In both 1997 and 1996, the Corporation had significant increases in asset levels as a result of new business in each of its trust areas.
     Retail deposit fees and cash management income increased a combined $5 million or 9.4 percent following a 27.6 percent increase in 1996. The growth in 1997 was led by continued increases in income from cash management services and recent branch acquisitions. The increase in 1996 was a result of increases in cash management services, core deposit levels and transaction volumes, in addition to the Household branch acquisition.
     Credit card income continued to show strong growth in 1997, increasing $5 million or 27.3 percent, following a 26.9 percent increase in 1996. The strong growth over the last two years is attributable in part to increases in the credit card customer base of 5.9 percent in 1997 and 12.0 percent in 1996. In addition, interchange income was up 48.5 percent and merchant activity continued to increase, in 1997.
     ATM income has had substantial growth in the last two years increasing $5 million or 50.3 percent in 1997, following a 33.7 percent increase in 1996. The Corporation continues to add new automated teller machines as a result of acquisitions and new installations, with bank-owned ATMs increasing to 545 at December 31, 1997.
     Mortgage banking income increased $5 million or 69.8 percent to $13 million in 1997, following a 219.9 percent increase in 1996. The increase in 1997 was due to higher levels of gains on sale of loans on the secondary market, in addition to a $1.6 million gain on the one-time sale of $3.6 million in mortgage servicing rights. Servicing income declined in 1997 as a result of the sale of servicing rights originated in 1996 and the Corporation's decision to sell 1997 mortgage originations on the secondary market with servicing released. The 1996 increase in mortgage banking income was due to over $2 million in capitalized originated mortgage servicing rights, in addition to a
23.1 percent increase in servicing income. In addition, 1995 included a $1.2 million loss from the sale of $119 million in portfolio loans previously discussed. The Corporation sold $335 million of residential mortgage loans into the secondary market in 1997, compared to $311 million in 1996 and $230 million in 1995 (excluding the $119 million sale).
     All other income increased 15.6 percent to $38 million in 1997, following a 28.8 percent increase in 1996. Included in 1997 was higher income as a result of an additional investment in corporate owned life insurance programs. Higher commissions from mutual fund and annuity sales also contributed to the increase in 1997. The increase in 1996 was led by a 52.7 percent increase in net gains on disposition of leases due to higher volumes of lease terminations and a strong used car market. In addition, international income, commissions on mutual fund and annuity sales, and insurance commissions showed strong growth.
     Table 7 provides a summary of changes in noninterest income for the last three years.

TABLE 7 -- Noninterest Income --

For the years ended December 31 (dollars in thousands)
                                                                          % Increase/   % Increase/
                                                                           (decrease)    (decrease)
                                                1997      1996      1995    1997/1996     1996/1995
---------------------------------------------------------------------------------------------------
Trust income                                $ 56,661  $ 46,917  $ 41,512        20.8%         13.0%
Retail deposit fees                           42,413    39,738    30,817         6.7          28.9
Cash management income                        18,839    16,245    13,053        16.0          24.5
Credit card income                            24,427    19,183    15,118        27.3          26.9
ATM income                                    15,377    10,231     7,652        50.3          33.7
Mortgage banking                              12,832     7,556     2,362        69.8         219.9
Other income:
  International fees                           6,169     5,948     4,935         3.7          20.5
  Corporate owned life insurance               5,786     3,079     2,774        87.9          11.0
  Insurance commissions                        3,525     3,888     3,298        (9.3)         17.9
  Mutual fund and annuity sales                3,370     2,620     1,463        28.6          79.1
  All other income                            19,416    17,568    13,230        10.5          32.8
Investment securities gains/(losses)--net     (4,239)   (2,451)    1,910         n/m           n/m
---------------------------------------------------------------------------------------------------
        Total noninterest income            $204,576  $170,522  $138,124        20.0%         23.5%
---------------------------------------------------------------------------------------------------

n/m - not meaningful


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (24)

Noninterest Expense
     Total noninterest expense increased 4.4 percent to $322 million in 1997, compared to $308 million in 1996 and $286 million in 1995. The Corporation's efficiency ratio showed significant improvement, decreasing 403 basis points to
48.0 percent in 1997, compared to 52.1 percent in 1996 and 55.1 percent in 1995. The increase in noninterest expense in 1997 was due in part to new retail facilities and branch acquisitions, in addition to increases in equipment, marketing, credit card processing and automation costs. The improvement in the efficiency ratio reflects management's continued commitment to control operating costs of the Corporation.
     In 1996, the Corporation was charged a special one-time assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). Star Banc Corporation's pre-tax SAIF assessment was $5 million, which reduced diluted earnings per share $0.04. Excluding this assessment, noninterest expenses were up 6.1 percent, compared to 1996, and the Corporation's efficiency ratio declined 319 basis points from 51.2 percent in 1996.
     Salary expense increased only 4.6 percent in 1997, following a 7.5 percent increase in 1996. Pension and other employee benefits were up only 1.4 percent in 1997, following a 1.8 percent decline in 1996. Salaries increased in 1997 due to higher staff levels in retail banking, related to new facilities, and expansion in the Finance Company. Pension and benefits expense was up slightly as higher staff levels increased healthcare and payroll tax costs.
     Salaries were up in 1996 as a result of a full year's effect of the Household acquisition, an increase in staff levels and higher levels of performance based incentives. Benefit expenses were down slightly in 1996 due primarily to lower postemployment benefits costs related to workers' compensation. Full-time equivalent staff increased 111 FTE to 4,099 at December 31, 1997, compared to 3,988 at December 31, 1996 and 3,850 at December 31, 1995.
     Equipment expense increased 14.8 percent in 1997, following a 6.4 percent increase in 1996. Equipment expense was up in 1997 due to higher depreciation, in addition to higher maintenance and repair costs. Increases in depreciation expense in 1997 and 1996 were a result of acquisitions and openings of new branch offices, in addition to purchases of personal computers and other automation equipment.
     Occupancy expense increased 6.8 percent to $24 million in 1997, following a slight decline in 1996. The increase in 1997 was due to higher lease/rental expenses, primarily related to branch acquisitions and new facilities. In 1996, increased occupancy expenses related to recent branch acquisitions were offset by lower levels of write-offs related to unoccupied space obligations.
     Intangible amortization and state taxes were relatively flat in 1997, while outside processing and credit card expenses were up in 1996 and 1997 primarily due to higher transaction volumes. Credit card expenses were up each of the last two years due to increases in the cardholder base, higher transaction volumes and the travel award program. State taxes declined slightly in 1997 as a result of lower taxes in Kentucky related to the merger of Star Bank, N.A., Kentucky into Star Bank, N.A.
     Marketing expense was back up in 1997, with an increase of 26.2 percent, following a decline in 1996. The increase in 1997 is related to new marketing programs and corporate sponsorships in several markets in order to create higher visibility and brand awareness of Star Bank. Marketing expense declined in 1996 following the additional expenses incurred in 1995 for the introduction of the Corporation's 24-hour remote banking retail delivery system.
     Table 8 provides a summary of changes in noninterest expense for the last three years.
     In 1996, the Corporation adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which establishes a "fair value" based method of accounting for stock-based compensation plans. With the adoption of SFAS No. 123, the Corporation elected to continue to follow the principles of APB Opinion No. 25 for expense recognition purposes. The required disclosures of SFAS No. 123 are shown in
Note 15 of the Notes to Consolidated Financial Statements.

FIVE YEAR BAR CHART OF EFFICIENCY RATIO
(in percents)

          1993          1994          1995          1996          1997
         57.06%        55.84%        55.07%        51.22%*       48.03%

*Excludes SAIF assessment

Income Taxes
     The Corporation's effective tax rate was 33.2 percent in 1997, compared to
33.9 percent in 1996 and 33.4 percent in 1995.
     The decline in the effective rate for 1997 was due to tax benefits received from an additional investment in bank-owned life insurance programs, in addition to benefits recorded on limited partnership investments.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (25)

TABLE 8 -- Noninterest Expense --
For the years ended December 31 (dollars in thousands)

                                                                % Increase/  % Increase/
                                                                 (decrease)   (decrease)
                                      1997      1996      1995    1997/1996    1996/1995
----------------------------------------------------------------------------------------
Salaries                          $126,896  $121,366  $112,923         4.6%         7.5%
Pension and other
  employee benefits                 20,176    19,905    20,273         1.4         (1.8)
Occupancy expense--net              23,523    22,019    22,059         6.8         (0.2)
Equipment expense                   19,892    17,329    16,284        14.8          6.4
Amortization of goodwill
  and other intangible assets       17,379    17,282    14,037         0.6         23.1
Outside processing services         12,495    11,537    10,655         8.3          8.3
State taxes                         10,671    10,999     8,597        (3.0)        27.9
Marketing expense                   10,620     8,418    10,257        26.2        (17.9)
FDIC insurance                       1,732     2,172     9,783       (20.3)       (77.8)
All other noninterest
  expense                           78,379    72,184    61,346         8.6         17.7
----------------------------------------------------------------------------------------
                                   321,763   303,211   286,214         6.1          5.9
SAIF special assessment                 --     5,000        --          --           --
----------------------------------------------------------------------------------------
    Total noninterest expense     $321,763  $308,211  $286,214         4.4%         7.7%
----------------------------------------------------------------------------------------


Year 2000
     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the year. Any of the Corporation's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruptions in operations, including: a temporary inability to process transactions, send invoices or statements, or engage in similar normal business activities.
     The Corporation created a task force in 1996 to study the issue. With modifications to its existing software and limited conversions to new software, the risks associated with the Year 2000 issue can be controlled.
     The Corporation will use internal and external staff resources to reprogram, replace and test all applications software for Year 2000 modifications. The Corporation plans to complete the majority of this process by the end of 1998, with full implementation in 1999. The costs of the project are primarily staff related and are being expensed as incurred. There are no significant costs related to new systems, and the expected costs to be incurred over the next two years are not expected to have a material effect on the results of operation of the Corporation. The Corporation and its primary subsidiary are working well within the Year 2000 guidelines issued by the Office of the Comptroller of the Currency for national banks. The board of directors receives quarterly updates on this issue.
     The expected costs to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the availability of certain resources, third party modification plans and other factors.

BALANCE SHEET
Loans
     Loans, net of unearned interest, increased $857 million to $8.44 billion at December 31, 1997, compared to $7.59 billion at December 31, 1996. The Corporation experienced strong growth in the retail loan area with retail leasing up $233 million or 33.4 percent and installment loans up 8.8 percent in 1997. Commercial loans also experienced strong growth in 1997 with an overall increase of 12.6 percent, led by asset-based lending and commercial leasing which were up 22.1 percent and 28.3 percent, respectively. Commercial real estate and construction loans were up a combined $161 million or 11.6 percent in 1997 with strong growth in construction lending.
     Table 9 provides a summary of loans by type at year-end for each of the past five years. Table 10 provides maturity distribution data for selected types of loans.
     Residential mortgage loans increased $13 million or 1.1 percent in 1997, following a 3.2 percent decline in 1996. The only growth in residential mortgages was in Star Banc Finance, Inc., which had an increase of $57 million in 1997, while residential mortgages at the Bank declined $44 million. The declines in the Bank's portfolio reflect the Corporation's strategy to reduce its level of residential mortgages and the related adverse prepayment risk, with the proceeds from sales and maturities being used to fund growth in higher yielding commercial and retail loans.
     Following this strategy, the Corporation continued to sell a large percentage of its residential mortgage originations on the secondary market in 1997. In 1997, the Corporation also began selling all loans service released. In 1997 the Corporation sold $331 million of residential mortgage loans into the secondary market, compared to $311 million in 1996. As of December 31, 1997, the Corporation serviced $1.3 billion in mortgage loans for outside investors, compared to $1.7 billion at December 31, 1996.



STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (26)

TABLE 9 -- Loans by Type --

As of December 31 (dollars in thousands)
                                                1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------
Commercial                                $2,325,230     $2,101,187     $1,952,178     $1,847,848     $1,636,654
Commercial leasing                           336,382        262,187        240,699        196,506        131,713
Real estate construction and development     372,355        260,582        250,467        227,879        180,470
Commercial real estate mortgage            1,184,315      1,134,707      1,082,001        981,954        909,084
Residential real estate mortgage           1,216,543      1,203,790      1,243,718      1,168,828        997,748
Credit card                                  439,371        420,427        338,138        228,673        172,534
Retail leasing                               930,504        697,480        418,218        287,857        144,121
Other retail                               1,639,566      1,506,818      1,400,362      1,310,012      1,122,083
-----------------------------------------------------------------------------------------------------------------
        Total loans, net of
          unearned interest               $8,444,266     $7,587,178     $6,925,781     $6,249,557     $5,294,407
-----------------------------------------------------------------------------------------------------------------
Percent of total loans by type
-----------------------------------------------------------------------------------------------------------------
Commercial                                      27.6%          27.7%          28.2%          29.6%          30.9%
Commericial leasing                              4.0            3.4            3.5            3.1            2.5
Real estate construction and development         4.4            3.4            3.6            3.6            3.4
Commercial real estate mortgage                 14.0           15.0           15.6           15.7           17.2
Residential real estate mortgage                14.4           15.9           18.0           18.7           18.8
Credit card                                      5.2            5.5            4.9            3.7            3.3
Retail leasing                                  11.0            9.2            6.0            4.6            2.7
Other retail                                    19.4           19.9           20.2           21.0           21.2
-----------------------------------------------------------------------------------------------------------------
        Total loans, net of
          unearned interest                    100.0%         100.0%         100.0%         100.0%         100.0%
-----------------------------------------------------------------------------------------------------------------


TABLE 10 -- Selected Loan Maturity Distribution --
As of December 31, 1997 (dollars in thousands)

                                            Over One      Over
                              One Year  Through Five      Five
                               or Less         Years     Years       Total
--------------------------------------------------------------------------
Commercial                  $1,560,702      $623,215  $141,313  $2,325,230
Real estate construction
  and development              141,471       177,236    53,648     372,355
--------------------------------------------------------------------------
        Total               $1,702,173      $800,451  $194,961  $2,697,585
--------------------------------------------------------------------------
Total of these selected loans due after one year with:
  Predetermined interest rate                                   $  218,966
  Floating interest rate                                           776,446
--------------------------------------------------------------------------

Asset Quality
     As of December 31, 1997, the allowance for loan losses was $132 million or
1.56 percent of total loans, net of unearned interest. This compares to $119 million or 1.56 percent of total loans, net of unearned interest, as of December 31, 1996. The provision for loan losses totaled $54 million in 1997, $41 million in 1996 and $25 million in 1995. Table 11 provides a summary of activity in the allowance for loan loss account by type of loan.
     As shown in Table 11, net charge-offs increased in 1997 to 0.50 percent of average outstanding loans, compared to 0.40 percent in 1996 and 0.21 percent in 1995. Although net charge-offs as a percent of average outstanding loans increased in 1997, they remained below historical levels for the Corporation. In addition, net charge-off levels began trending back down in the second half of 1997.
     The increase in net charge-off levels in 1997 was due to a higher level of consumer charge-offs, in addition to a higher mix of consumer loans compared to total loans. Net charge-offs in the retail area increased $13 million in 1997, resulting in an increase of 33 basis points as a percentage of average loans. This increase was led by credit cards as net charge-offs as a percent of average loans increased 169 basis points to 5.36 percent. The increase in credit card net charge-offs was consistent with national trends in 1997. Partially offsetting the increase in retail charge-offs was a decline in commercial charge-off levels, as commercial charge-offs as a percentage of average loans declined 11 basis points to 0.31 percent.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (27)

TABLE 11 -- Summary of Loan Loss Experience --

As of December 31 (dollars in thousands)          1997           1996           1995           1994           1993
-------------------------------------------------------------------------------------------------------------------
Average loans--net of unearned interest     $8,012,368     $7,255,113     $6,669,806     $5,721,667     $5,146,341
-------------------------------------------------------------------------------------------------------------------
Allowance for loan losses:
  Balance--beginning of year                $  118,689     $  106,909     $   95,979     $   83,156     $   78,953
    Charge-offs:
      Commercial                               (13,142)       (15,885)       (11,280)       (10,785)       (20,752)
      Real estate                               (1,468)          (996)        (2,157)        (1,281)        (2,516)
      Retail                                   (41,221)       (26,772)       (14,811)       (12,504)       (16,854)
-------------------------------------------------------------------------------------------------------------------
        Total charge-offs                      (55,831)       (43,653)       (28,248)       (24,570)       (40,122)
-------------------------------------------------------------------------------------------------------------------
    Recoveries:
      Commercial                                 5,420          6,215          5,773          4,255          3,372
      Real estate                                  836            595          1,087          1,507            633
      Retail                                     9,327          7,850          7,217          7,259          7,312
-------------------------------------------------------------------------------------------------------------------
        Total recoveries                        15,583         14,660         14,077         13,021         11,317
-------------------------------------------------------------------------------------------------------------------
          Net charge-offs                      (40,248)       (28,993)       (14,171)       (11,549)       (28,805)
    Provision charged to earnings               53,614         40,773         25,101         24,372         33,008
-------------------------------------------------------------------------------------------------------------------
  Balance--end of year                      $  132,055     $  118,689     $  106,909     $   95,979     $   83,156
-------------------------------------------------------------------------------------------------------------------
Ratio of net charge-offs to average loans         0.50%          0.40%          0.21%          0.20%          0.56%
-------------------------------------------------------------------------------------------------------------------
Ratio of allowance for loan
  losses to end of year loans, net
  of unearned interest                            1.56           1.56           1.54           1.54           1.57
-------------------------------------------------------------------------------------------------------------------


     Despite the increase in the retail area in 1997, net charge-offs of the Corporation remain below national averages. This reflects the Corporation's continued commitment to maintaining strict credit standards and addressing problem credits at an early stage. Tables 12 and 13 provide information related to nonperforming assets and loans 90 days or more past due.

FIVE YEAR BAR CHART OF NET CHARGE-OFFS TO AVERAGE LOANS
(in percents)

          1993          1994          1995          1996          1997
          0.56%         0.20%         0.21%         0.40%         0.50%

     Although the Corporation has experienced increases in charge-off levels in 1997 and 1996, nonperforming loans and nonperforming assets declined to historically low levels. Nonaccrual loans declined $14 million or 36.6 percent at December 31, 1997 to $25 million following a 6.8 percent increase in 1996. Nonperforming loans as a percentage of total loans decreased for the fourth consecutive year to an historically low level of 0.30 percent at December 31, 1997. This compares to 0.52 percent at December 31, 1996 and 0.53 percent at December 31, 1995. Nonperforming assets as a percentage of total loans and other real estate owned was also at historically low levels in 1997, declining to 0.33 percent at December 31, 1997, compared to 0.55 percent a year earlier. This was the seventh straight year of decline in this ratio. The decrease in nonperforming loans for 1997 was led by a $16 million decline in the commercial loan and commercial leasing areas. Despite the increase in charge-off levels in 1997, nonaccrual retail loans declined slightly in 1997. Due to the uncertainty of economic conditions, it is difficult to project future levels of nonperforming loans.
     Other real estate owned, which is carried at the lower of cost or fair value less estimated selling costs, represents real estate of which the Corporation has taken control in partial or total satisfaction of loans, in addition to closed banking offices. Other real estate owned was $3 million at December 31, 1997, a $1 million increase from $2 million at December 31, 1996. This slight increase was due to the addition of several closed offices. Other real estate owned has remained relatively flat in the $2 to $3 million range since 1994.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (28)

     Loans past due 90 days or more increased to $15 million at December 31, 1997, compared to $12 million at December 31, 1996. The increase in 1997 was primarily in the consumer loan area, which is consistent with the increase in net charge-offs previously discussed. There were slight declines in the real estate and commercial areas in 1997. Management is not aware of any material amounts of loans outstanding, not disclosed in Tables 12 and 13, where there is significant uncertainty as to the ability of the borrower to comply with present payment terms. In addition, as of December 31, 1997, there were no significant other interest-earning assets classified as nonperforming or past due 90 days or more. The Corporation's credit exposure to foreign countries is not significant.

FIVE YEAR BAR CHART OF ALLOWANCE AS A % OF NONPERFORMING LOANS
(coverage ratio)

          1993         1994          1995          1996          1997
           163          272           289           301           529

     Responsibility for the establishment of policy and direction of the loan portfolio lies with the Credit Policy Management Group. Composed of members of senior management, this group determines and oversees the execution of strategies for the growth and development of the loan portfolio. To maintain the level of credit risk at an appropriate level, the group sets underwriting standards and internal lending limits and provides for proper diversification by monitoring and placing constraints on concentrations of credit within the portfolio on a consolidated basis. In monitoring the level of credit risk within the loan portfolio, the Corporation utilizes a corporatewide loan tracking program. As part of this program, risk ratings are individually assigned to each commercial and commercial real estate loan within the portfolio and reported to management on a monthly basis. Risk ratings are independently reviewed for propriety by the Corporation's loan review department. The system provides for measurement of the level of risk within the portfolio and facilitates appropriate management and control.
     Effective January 1, 1995, the Corporation adopted the Statement of Financial Accounting Standards No. 114 (SFAS No. 114), as amended by Statement of Financial Accounting Standards No. 118 (SFAS No. 118), related to accounting by creditors for impairment of loans. As required by SFAS No. 114, impaired loans (as defined by the statement) are measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or (2) at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded.
     The specific valuation allowance recorded on impaired loans is included in the total allowance for loan losses. In addition to the valuation for impaired loans, the adequacy of the total allowance for loan losses is monitored on a continual basis and is based on management's evaluation of several key factors, including: the quality of the current loan portfolio, current economic conditions, concentrations in loan types, geographic areas and industries, evaluation of significant problem loans, an analysis of periodic loan reviews, historical charge-off and recovery experience and other pertinent information. These factors are taken in conjunction with a quantitative analysis of the wholesale and retail portfolios to determine probable losses. It is these probable losses for which reserves are specifically allocated. These estimates

TABLE 12 -- Nonperforming Assets --

As of December 31 (dollars in thousands)      1997      1996      1995      1994      1993
-------------------------------------------------------------------------------------------
Loans on nonaccrual status                 $24,952   $39,375   $36,875   $34,990   $50,687
Loans which have been renegotiated              11        80        87       261       249
-------------------------------------------------------------------------------------------
        Total nonperforming loans           24,963    39,455    36,962    35,251    50,936
Other real estate owned                      2,734     1,923     3,006     2,793     3,984
-------------------------------------------------------------------------------------------
        Total nonperforming assets         $27,697   $41,378   $39,968   $38,044   $54,920
-------------------------------------------------------------------------------------------
Percentage of nonperforming loans
  to loans, net of unearned interest          0.30%     0.52%     0.53%     0.56%     0.96%
-------------------------------------------------------------------------------------------
Percentage of nonperforming assets
  to loans, net of unearned interest
  and other real estate owned                 0.33      0.55      0.58      0.61      1.04
-------------------------------------------------------------------------------------------
Percentage of allowance for loan
  losses to nonperforming loans                529       301       289       272       163
-------------------------------------------------------------------------------------------
Loans past due 90 days or more             $14,575   $11,909   $ 7,750   $ 8,264   $15,200
-------------------------------------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (29)
are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. For 1998, management expects net charge-offs of approximately 0.50 to 0.60 percent of average loans. The estimated net charge-offs for the various loan portfolios are as follows: commercial loans and leasing $13 million, commercial real estate and construction $1 million, residential mortgages $1 million, credit card loans $22 million, other retail loans $9 million and loans at the Finance Company $6 million.
     It is management's opinion that the allowance for loan losses at December 31, 1997 was adequate to absorb all estimated incurred losses in the loan portfolio as of that date. The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates.
     The recorded investment in impaired loans at December 31, 1997 was $17 million, a decline of $14.5 million from December 31, 1996. The related valuation allowance (as calculated under SFAS No. 114) on impaired loans at December 31, 1997 was $1.1 million.

TABLE 13 -- Composition of Nonperforming Loans --
(dollars in thousands)

                                December 31, 1997                                     December 31, 1996
                     ----------------------------------------------------  ----------------------------------------------------
                               Nonperforming Loans                                   Nonperforming Loans
                     ------------------------------------------            ------------------------------------------
                                                                  90 Days                                               90 Days
                                                                       or                                                    or
                        Non-                         Percentage      More     Non-                         Percentage      More
                     accrual  Restructured    Total    of Loans  Past Due  accrual  Restructured    Total    of Loans  Past Due
-------------------------------------------------------------------------------------------------------------------------------
Commercial loans:
  Corporate          $11,586           $11  $11,597       0.50%   $   463  $23,379           $80  $23,459       1.28%   $   937
  Commercial
    leasing              805            --      805       0.24         --    4,998            --    4,998       1.91          1
-------------------------------------------------------------------------------------------------------------------------------
      Total
        commercial
        loans         12,391            11   12,402       0.47        463   28,377            80   28,457       1.20        938
-------------------------------------------------------------------------------------------------------------------------------
Real estate loans:
  Residential          5,416            --    5,416       0.45      3,872    4,132            --    4,132       0.34      3,421
  Commercial
    mortgage           3,587            --    3,587       0.30        394    2,412            --    2,412       0.21      1,142
  Construction/
    land
    development           --            --       --         --        855       --            --       --         --      1,018
-------------------------------------------------------------------------------------------------------------------------------
      Total real
        estate loans   9,003            --    9,003       0.32      5,121    6,544            --    6,544       0.25      5,581
-------------------------------------------------------------------------------------------------------------------------------
Retail loans:
  Other retail           956            --      956       0.06      2,023    1,928            --    1,928       0.12        849
  Credit cards         2,092            --    2,092       0.48      6,593    2,272            --    2,272       0.54      4,392
  Retail leasing         510            --      510       0.05        375      254            --      254       0.03        149
-------------------------------------------------------------------------------------------------------------------------------
      Total retail
        loans          3,558            --    3,558       0.12      8,991    4,454            --    4,454       0.17      5,390
-------------------------------------------------------------------------------------------------------------------------------
      Total loans    $24,952           $11  $24,963       0.30%   $14,575  $39,375           $80  $39,455       0.52%   $11,909
-------------------------------------------------------------------------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (30)

TABLE 14 -- Investment Securities --

                                                   Available-for-Sale                           Held-to-Maturity
                                     ------------------------------------------    -----------------------------------------
                                                                       Weighted                                     Weighted
As of December 31, 1997              Carrying      Market     Average   Average    Carrying     Market     Average   Average
(dollars in thousands)                  Value       Value    Maturity     Yield       Value      Value    Maturity     Yield
----------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and agencies:
  Within one year                  $       --  $       --         --        --%    $     --   $     --         --        --%
  One through five years                7,153       7,153    2.4 yrs.     6.85           --         --         --        --
  Five through ten years                6,125       6,125    6.8 yrs.     6.71           --         --         --        --
  Over ten years                        1,650       1,650   14.2 yrs.     6.07           --         --         --        --
---------------------------------------------------------------------------------------------------------------------------
      Total                            14,928      14,928    5.5 yrs.     6.71           --         --         --        --
----------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities:
  Within one year                     227,336     227,336    0.5 yrs.     7.31       16,113     15,978    0.5 yrs.     7.67
  One through five years              577,025     577,025    2.6 yrs.     7.26       41,218     40,874    2.8 yrs.     7.67
  Five through ten years               77,338      77,338    7.3 yrs.     7.10       32,112     31,844    8.4 yrs.     7.67
  Over ten years                       32,661      32,661   15.5 yrs.     7.09           --         --         --        --
----------------------------------------------------------------------------------------------------------------------------
      Total                           914,360     914,360    2.9 yrs.     7.25       89,443     88,696    4.4 yrs.     7.67
----------------------------------------------------------------------------------------------------------------------------
Obligations of states and
  political subdivisions:
    Within one year                        --          --         --        --       20,223     20,594    0.5 yrs.     9.11
    One through five years                 --          --         --        --        6,172      6,285    2.6 yrs.     9.33
    Five through ten years                 --          --         --        --       13,703     13,954    8.5 yrs.     9.40
    Over ten years                         --          --         --        --       25,008     25,467   19.2 yrs.     9.11
----------------------------------------------------------------------------------------------------------------------------
      Total                                --          --         --        --       65,106     66,300    9.5 yrs.     9.19%
----------------------------------------------------------------------------------------------------------------------------
Other debt securities:
  Within one year                          93          93    0.5 yrs.     7.10           --         --         --        --
  One through five years                  422         422    3.2 yrs.     7.10           --         --         --        --
  Five through ten years                  507         507    8.1 yrs.     7.10           --         --         --        --
  Over ten years                          906         906   21.8 yrs.     7.10           --         --         --        --
----------------------------------------------------------------------------------------------------------------------------
      Total                             1,928       1,928   13.1 yrs.     7.10%          --         --         --        --
----------------------------------------------------------------------------------------------------------------------------
Federal Reserve Bank stock
  and other equity securities          76,403      76,403         --        --           --         --         --        --
----------------------------------------------------------------------------------------------------------------------------
      Total investment securities  $1,007,619  $1,007,619         --        --     $154,549   $154,996         --        --
----------------------------------------------------------------------------------------------------------------------------

Note: Information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments. Average yields are presented on a fully-taxable equivalent basis. Yields on available-for-sale securities are computed based on historical cost balances.


Investment Securities
     The Corporation's investment portfolio decreased $338 million to $1.16 billion at December 31, 1997, from $1.50 billion a year earlier. This decrease was due to the sale of $190 million of available-for-sale securities, in addition to scheduled maturities and paydowns of mortgage-backed securities. The decline in securities was used to fund continued loan growth throughout 1997.
     In 1997, the Corporation sold $190 million in mortgage-backed securities at a loss of over $4 million. The funds from these sales were used to purchase high quality collateralized mortgage obligations ("CMOs") and pass through mortgage-backed securities. Through these transactions the Corporation was able to remove low yielding securities from the investment portfolio and enhance its interest rate sensitivity position by reinvesting in longer duration securities. All securities sales were from the available-for-sale portfolio.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (31)

     The Corporation anticipates that the investment portfolio will continue to be used to help fund expected loan growth in 1998. However, if purchases of securities are made, the Corporation is expected to invest in similar types of securities as have been held in the portfolio. Credit risk has been minimized by restricting purchases of mortgage-backed securities to U.S. Agency backed or AAA rated securities. To reduce interest rate risks associated with these securities, purchases are restricted to securities with relatively short maturities and/or durations.
     The investment portfolio is primarily made up of GNMA adjustable rate mortgages, FNMA and FHLMC pass-through securities (primarily balloons and 15 year fixed rates) and CMOs. The CMOs consist of planned amortization classes ("PACs") and sequential pay bonds that are in the first or second classes.
     Included in the investment portfolio is a pool of residential mortgage loans issued from Key Bank, which the Corporation purchased as part of the acquisition of 28 former Ameritrust branch offices in 1992. This pool of mortgage loans had a book value of $90 million and a market value of $89 million at December 31, 1997. Table 14 provides information as to the composition of the Corporation's investment securities portfolio as of December 31, 1997.
     As of December 31, 1997, the Corporation's investment securities portfolio included $1.01 billion in securities classified as available-for-sale and $155 million classified as held-to-maturity. As of December 31, 1997, the Corporation reported a net unrealized gain of $15 million on investment securities, with an offsetting increase to shareholders' equity of $9 million (net of tax). In 1997, the unrealized gain/(loss) reported as a separate component of equity changed from an unrealized net gain of $7 million to an unrealized net gain of $9 million, increasing equity over $2 million. This change was primarily the result of sales of lower yielding securities previously discussed.

Deposits
     Total deposits increased $321 million to $8.20 billion at December 31, 1997, compared to $7.88 billion a year earlier. The increase in 1997 was the result of a $147 million increase in noninterest-bearing deposits and a $174 million increase in interest-bearing deposits.
     Nonininterest-bearing deposits were up as a result of a 15.4 percent increase in nonpersonal deposits and an 11.9 percent increase in personal deposits. Partially offsetting these increases was a decline in official check balances as the Bank transferred the processing and clearing of official checks to a third party. Interest-bearing deposits were up in 1997 as a result of continued increases in MMDA deposits. With the increase in core deposits in 1997, the Corporation reduced its level of national market funding as shown in Table 15 by a $75 million decline in jumbo and eurodollar deposits of $100,000 and over.
     The decline in NOW accounts since 1995 as shown in Table 15 was the result of a restructuring of the NOW product which caused a change in its classification. This product restructuring allowed the Corporation to establish sweeps from its NOW accounts into the MMDA category. Combined NOW and MMDA deposits increased $414 million in 1997, while small CDs and savings deposits both declined.
     The declining rate environment over the last several years (particularly for bank core deposits) has prompted many customers to increase their liquidity by increasing funds in immediately accessible deposit vehicles and reducing the amount in longer term instruments such as certificates of deposit. As short-term market rates and savings rates remained low in 1997, customers continued to transfer their funds out of certificates of deposits and savings accounts into tiered rate money market accounts. The Corporation has also noted a continued shift by customers out of traditional bank products to other nonbank or nondeposit financial instruments or investments.
     Table 15 provides a summary of total deposits by type at year-end for each of the last five years. Table 16 provides maturity distribution for domestic time deposits $100,000 and over.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (32)

TABLE 15 -- Deposits by Type --

As of December 31 (dollars in thousands)             1997           1996           1995           1994           1993
----------------------------------------------------------------------------------------------------------------------
Noninterest-bearing deposits                   $1,717,987     $1,571,080     $1,371,888     $1,214,703     $1,200,609
Interest-bearing deposits:
  Savings                                         794,365        920,555        975,143      1,032,529        878,119
  NOW                                             119,573        194,564      1,039,213      1,015,913        943,750
  Money market deposit accounts                 2,327,703      1,838,578        895,956        651,991        714,752
  Time deposits $100,000 and over - domestic      334,687        397,322        409,515        378,480        351,095
  Foreign deposits $100,000 and over               30,143         42,859         44,421        257,701             --
  All other time deposits                       2,873,117      2,911,303      2,957,862      2,812,498      1,927,241
----------------------------------------------------------------------------------------------------------------------
    Total deposits                             $8,197,575     $7,876,261     $7,693,998     $7,363,815     $6,015,566
----------------------------------------------------------------------------------------------------------------------
Percent of total deposits by type
----------------------------------------------------------------------------------------------------------------------
Noninterest-bearing deposits                         21.0%          20.0%          17.8%          16.5%          20.0%
Interest-bearing deposits:
  Savings                                             9.7           11.7           12.7           14.0           14.6
  NOW                                                 1.5            2.5           13.5           13.8           15.7
  Money market deposit accounts                      28.3           23.3           11.6            8.9           11.9
  Time deposits $100,000 and over - domestic          4.1            5.0            5.3            5.1            5.8
  Foreign deposits $100,000 and over                  0.4            0.5            0.6            3.5             --
  All other time deposits                            35.0           37.0           38.5           38.2           32.0
----------------------------------------------------------------------------------------------------------------------
    Total deposits                                  100.0%         100.0%         100.0%         100.0%         100.0%
----------------------------------------------------------------------------------------------------------------------

TABLE 16 -- Maturity of Domestic Time Deposits $100,000 and Over -- As of December 31, 1997 (dollars in thousands)
-------------------------------------------------------------------
Three months or less                            $173,317
Over three months through six months              58,766
Over six months through twelve months             43,976
Over twelve months                                58,628
-------------------------------------------------------------------
    Total                                       $334,687
-------------------------------------------------------------------

Liquidity
     The Asset/Liability Policy Committee ("ALPC") establishes policies, as well as analyzes and manages the Corporation's liquidity to ensure that adequate funds are always available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand. The most important factor in the preservation of liquidity is the maintenance of public confidence to facilitate the retention and growth of a large, stable supply of core deposits and funds. Ultimately, public confidence is generated through profitable operations and a strong capital position. The Corporation's strong record in both of these areas has enabled it to succeed in developing a large and reliable base of core funding from within its market areas.
     The ALPC's liquidity policies limit the amount the Corporation's subsidiary bank can borrow, subject to the Corporation's ability to borrow funds in the capital markets in an efficient and cost effective manner. In addition, the Corporation's strategic liquidity and contingent planning are subject to the amount of asset liquidity present in the balance sheet. The ALPC periodically reviews the Bank's and the Corporation's ability to meet funding deficiencies due to adverse business events. These funding needs are then matched up with specific asset-based sources to ensure sufficient funds are available. Also, strategic liquidity policy requires the Corporation to diversify its national market funding sources to avoid concentration in any one market. As of December 31, 1997, the Corporation was 99.6 percent core funded from customers within its market area.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (33)

     The Corporation's subsidiary bank is a member of the Federal Home Loan Bank of Cincinnati and maintains a Grand Cayman office for issuing eurodollar certificates of deposit. At December 31, 1997, there was $30 million in eurodollar deposits outstanding. Star Bank, N.A. also has established relationships with dealers to issue national market retail certificates of deposits. At December 31, 1997, there were no deposits outstanding in this program. In 1996, Star Bank, N.A. updated an offering circular in order to issue senior or subordinated bank notes of up to $500 million, to be available as an alternative funding source. The terms on these notes can vary from 7 days to 30 years. In the fourth quarter of 1996, the Bank issued $100 million of subordinated notes under this offering circular. These notes are due in 2006. In addition to these funding alternatives, the Bank has maintained a presence in the national fed funds, repurchase agreements and certificate of deposit markets.
     The parent company obtains cash to meet its obligations from dividends collected from its subsidiaries. Federal banking laws regulate the amount of dividends that may be declared by banking subsidiaries. During 1997, the Corporation's subsidiary bank could have provided an additional $137 million in dividends to the parent company, without additional regulatory approval and still exceeded minimum regulatory capital ratios.
     The following debt ratings assist the Bank and the Corporation in their abilities to gather funds from the capital markets.

TABLE 17 -- Debt Ratings --
As of December 31, 1997
--------------------------------------------------------------------
                            Standard & Poor's   Moody's        Fitch
--------------------------------------------------------------------
Star Bank, N.A.
   Short-term CDs                         A-1       P-1          F-1
   Senior debt                            A         A1           A+
   Subordinated debt                      A-        A3           A
Star Banc Corporation
   Commercial paper                       A-2       P-2          F-1
--------------------------------------------------------------------

     The Corporation issues commercial paper notes through a private placement memorandum up to an aggregate amount of $150 million, with maturities of up to 270 days. The commercial paper program is backed-up by a $150 million facility shared equally among six high grade commercial banks. The Corporation also issues medium term notes through the universal shelf registration statement (described below) up to an aggregate amount of $250 million, with maturities of 12 to 60 months. The proceeds of the notes from the commercial paper and medium term notes programs are used to provide funding to Star Banc Finance, Inc. and for general corporate purposes. At December 31, 1997, there was $102 million in commercial paper outstanding.
     In 1997, the Corporation prepared a universal shelf registration statement for the issuance of up to $500 million in unsecured senior or subordinated debt securities, warrants to purchase debt securities, shares of $5 par value common stock, preferred stock, or depository shares. This provides the parent company with an additional source of funding for future investments in subsidiaries, acquisitions, repayment of maturing obligations and other general corporate purposes. The parent company can also obtain funding on a short-term basis through the issuance of short-term notes.
     The Corporation's consolidated long-term debt increased $106 million to $354 million at December 31, 1996. This increase was the result of the issuance of medium term notes by the parent company.
     In June 1997, the Corporation formed Star Capital I, a wholly owned Delaware business trust, which issued $150 million of Corporation-obligated mandatorily redeemable Floating Rate Capital Securities. The $149 million outstanding at December 31, 1997 qualifies as tier 1 capital for regulatory capital purposes. The proceeds from the sale of these securities were used for general corporate purposes.

Capital Resources
     The Corporation's total shareholders' equity increased $51 million or 6.0 percent to $906 million at December 31, 1997, compared to $855 million at December 31, 1996. The increase was due to the retention of net income after dividends on preferred and common shares, offset by an $86 million increase in treasury shares as a result of the Corporation's buyback program.
     The Corporation increased its annual dividend rate per common share 27.0 percent from $0.63 in 1996 to $0.80 in 1997. The dividend payout ratio for 1997 increased slightly to 35.1 percent, following payout ratios of 34.7 percent in 1996 and 35.0 percent in 1995.
     In 1996, the board of directors of the Corporation approved the purchase of a total of nine million shares over the next three years under its common stock buyback program. The repurchased shares are held as treasury shares primarily for reissue in connection with the employee stock option plans. As of December 31, 1997, the Corporation had repurchased 5,562,585 shares through the buyback program.
     Banking industry regulators define minimum capital requirements for banks and bank holding companies. The Corporation's tier 1 and total risk-based


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (34)
capital ratios as of December 31, 1997 amounted to 8.77 percent and 12.61 percent, respectively, well above the minimum requirements of 4.00 percent for tier 1 and 8.00 percent for total risk-based capital. This compares to tier 1 and total risk-based capital ratios of 7.64 percent and 11.88 percent at December 31, 1996. Regulatory authorities have also established a minimum "leverage" ratio of 3.00 percent, which is defined as tier 1 equity to average quarterly assets. At December 31, 1997, the Corporation's leverage ratio was
8.01 percent, compared to 6.53 percent a year earlier. The increase in the total risk-based capital ratio in 1997 was the result of the $150 million issuance of trust preferred securities previously discussed. The issuance of the trust preferred securities contributed to a 32.6 percent increase in tier 1 equity, while net risk-adjusted assets were up 15.4 percent at December 31, 1997.
     The Corporation's subsidiary bank maintains risk-based capital and leverage ratios within the "well capitalized" category as defined by the FDIC. The "well capitalized" category requires tier 1 and total risk-based capital ratios of at least 6.00 percent and 10.00 percent, respectively, and a minimum leverage ratio of 5.00 percent.
     Table 18 provides a summary of the components of tier 1 and total risk-based capital, the amounts of risk-weighted assets and capital ratios as defined by the regulatory agencies as of December 31, 1997 and 1996.

TABLE 18 -- Regulatory Capital Ratios --
As of December 31 (dollars in thousands)               1997           1996
---------------------------------------------------------------------------
Tier 1 capital:
  Common shareholders' equity                   $   906,013     $  855,072
  Trust preferred securities                        148,581             --
  Less:  Unrealized gains/(losses)
           on securities                              9,342          7,126
         Goodwill and other adjustments             207,067        215,630
---------------------------------------------------------------------------
    Total tier 1 capital                            838,185        632,316
Tier 2 capital components:
  Qualifying long-term debt                         247,677        247,358
  Allowance for loan losses                         119,622        103,701
---------------------------------------------------------------------------
Total risk-based capital                        $ 1,205,484     $  983,375
---------------------------------------------------------------------------
Risk-Weighted Assets:
  Risk-weighted assets on-balance-sheet         $ 8,622,239     $7,710,575
  Risk-weighted assets off-balance-sheet          1,155,406        800,848
  Less:  Goodwill and other adjustments             220,282        230,389
---------------------------------------------------------------------------
    Net risk-weighted assets                    $ 9,557,363     $8,281,034
---------------------------------------------------------------------------
Fourth quarter average assets,
  net of adjustments                            $10,463,404     $9,678,184
---------------------------------------------------------------------------
Risk-based capital ratios:
  Tier 1                                               8.77%          7.64%
  Total                                               12.61          11.88
Tier 1 leverage ratio                                  8.01           6.53
---------------------------------------------------------------------------


FIVE YEAR LINE CHART OF COMMON STOCK PRICE & BOOK VALUE
(dollars per share)

                              1993     1994     1995     1996     1997
          High               $13.13   $14.92   $20.75   $31.38   $58.00
          Low                 11.00    11.17    12.08    18.71    29.70
          Book Value           7.44     8.01     9.16     9.86    10.62



With the exception of historical information, the matters discussed or incorporated by reference in this Annual Report may contain certain forward-looking statements that involve risk and uncertainties including, but not limited to, economic conditions, product demand and industry capability, competitive products and pricing, new product development, the regulatory and trade environment and other risks indicated in filings with the Securities and Exchange Commission.



STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (35)

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of December 31 (dollars in thousands)              1997          1996
------------------------------------------------------------------------
Assets:
Cash and due from banks                        $   577,479   $   508,831
Money market investments                           238,441        50,170
Investment securities:
 Available-for-sale                              1,007,619     1,332,312
 Held-to-maturity (market value of
  $154,996 in 1997 and $168,326 in 1996)           154,549       167,957
------------------------------------------------------------------------
     Total securities                            1,162,168     1,500,269
Loans:
 Commercial loans                                2,719,626     2,406,540
 Real estate loans                               2,773,212     2,599,079
 Retail loans                                    3,150,370     2,726,561
------------------------------------------------------------------------
     Total loans                                 8,643,208     7,732,180
     Less: Unearned interest                       198,942       145,002
------------------------------------------------------------------------
                                                 8,444,266     7,587,178
           Allowance for loan losses               132,055       118,689
------------------------------------------------------------------------
     Net loans                                   8,312,211     7,468,489
Premises and equipment                             141,439       136,045
Acceptances--customers' liability                   16,764        19,257
Other assets                                       510,399       410,754
------------------------------------------------------------------------
     Total assets                              $10,958,901   $10,093,815
------------------------------------------------------------------------
Liabilities:
Deposits:
 Noninterest-bearing deposits                  $ 1,717,987   $ 1,571,080
 Interest-bearing deposits                       6,479,588     6,305,181
------------------------------------------------------------------------
     Total deposits                              8,197,575     7,876,261
Short-term borrowings                            1,113,570       921,317
Long-term debt                                     353,742       247,359
Trust preferred securities                         148,581            --
Acceptances outstanding                             16,764        19,257
Other liabilities                                  222,656       174,549
------------------------------------------------------------------------
     Total liabilities                          10,052,888     9,238,743
------------------------------------------------------------------------
Shareholders' Equity:
Preferred stock:
 Shares authorized - 1,000,000
 Shares issued - none                                   --            --
Common stock:
 Shares authorized - 100,000,000
 Shares issued - 90,481,374 in 1997
                 and 1996                          452,407       452,407
Surplus                                             84,015        76,045
Retained earnings                                  527,297       400,838
Treasury stock, at cost (5,192,374 shares
 in 1997 and 3,722,931 shares in 1996)            (167,048)      (81,344)
Net unrealized gain on securities
 available-for-sale                                  9,342         7,126
------------------------------------------------------------------------
     Total shareholders' equity                    906,013       855,072
------------------------------------------------------------------------
     Total liabilities and
      shareholders' equity                     $10,958,901   $10,093,815
------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (36)

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (amounts in thousands except per share data)

                                             1997        1996         1995
----------------------------------------------------------------------------
Interest Income:
Interest and fees on loans               $709,196    $635,619     $586,416
Interest on investment securities:
  Taxable                                  87,199      95,080      121,724
  Non-taxable                               3,551       3,126        1,215
Interest on money market investments        4,606       1,700        1,049
----------------------------------------------------------------------------
     Total interest income                804,552     735,525      710,404
----------------------------------------------------------------------------
Interest Expense:
Interest on deposits                      268,355     262,675      265,972
Interest on short-term borrowings          49,247      42,999       55,227
Interest on long-term debt                 25,051      11,652       10,997
----------------------------------------------------------------------------
     Total interest expense               342,653     317,326      332,196
----------------------------------------------------------------------------
     Net interest income                  461,899     418,199      378,208
Provision for loan losses                  53,614      40,773       25,101
----------------------------------------------------------------------------
     Net interest income after
       provision for loan losses          408,285     377,426      353,107
----------------------------------------------------------------------------
Noninterest Income:
Trust income                               56,661      46,917       41,512
Retail deposit fees                        42,413      39,738       30,817
Cash management income                     18,839      16,245       13,053
Credit card income                         24,427      19,183       15,118
ATM income                                 15,377      10,231        7,652
Mortgage banking income                    12,832       7,556        2,362
Investment securities gains/(losses)-net   (4,239)     (2,451)       1,910
All other income                           38,266      33,103       25,700
----------------------------------------------------------------------------
     Total noninterest income             204,576     170,522      138,124
----------------------------------------------------------------------------
Noninterest Expense:
Salaries                                  126,896     121,366      112,923
Pension and other employee benefits        20,176      19,905       20,273
Equipment expense                          19,892      17,329       16,284
Occupancy expense-net                      23,523      22,019       22,059
All other expense                         131,276     122,592      114,675
----------------------------------------------------------------------------
                                          321,763     303,211      286,214
SAIF special assessment                        --       5,000           --
----------------------------------------------------------------------------
     Total noninterest expense            321,763     308,211      286,214
----------------------------------------------------------------------------
Income before income tax                  291,098     239,737      205,017
Income tax                                 96,344      81,378       68,414
----------------------------------------------------------------------------
     Net income                          $194,754    $158,359     $136,603
----------------------------------------------------------------------------
Per Share:
Basic earnings per common share          $   2.26    $   1.79     $   1.52
Diluted earnings per common share            2.19        1.75         1.50
Dividends declared on common stock           0.80        0.63         0.53
Dividends declared on preferred stock          --        3.00         6.00
----------------------------------------------------------------------------
Weighted average common shares             86,160      88,544       90,086
Weighted average diluted common shares     88,877      90,238       91,247
----------------------------------------------------------------------------

Per share amounts have been restated to reflect a 3-for-1 stock split in 1996.

The accompanying notes are an integral part of these statements.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (37)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                    Series B     Common                                     Unrealized
                             Preferred Stock      Stock             Retained   Treasury    Gain/(Loss)
(dollars in thousands)     $100 Stated Value     $5 Par   Surplus   Earnings      Stock  on Securities       Total
------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995             $ 2,466  $ 150,529  $ 78,037  $ 510,268  $  (9,445)    $(13,637)  $   718,218
Net income                                --         --        --    136,603         --           --       136,603
Cash dividends declared on
  common stock                            --         --        --    (47,790)        --           --       (47,790)
Cash dividends declared on
  Series B Preferred Stock                --         --        --        (76)        --           --           (76)
Conversion of Series B Preferred
  Stock into common stock             (2,185)        --    (2,863)        --      5,047           --            (1)
Issuance of common stock
  and treasury shares                     --        273       583         --      3,743           --         4,599
Purchase of treasury stock                --         --        --         --    (12,081)          --       (12,081)
Shares reserved to meet deferred
  compensation obligations                --         --     1,180         --        (69)          --         1,111
Change in net unrealized gain/
  (loss) on available-for-sale
  securities                              --         --        --         --         --       19,594        19,594
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995               281    150,802    76,937    599,005    (12,805)       5,957       820,177
Net income                                --         --        --    158,359         --           --       158,359
Cash dividends declared on
  common stock                            --         --        --    (54,916)        --           --       (54,916)
Cash dividends declared on
  Series B Preferred Stock                --         --        --         (5)        --           --            (5)
3-for-1 stock split                       --    301,605  (301,605)        --         --           --            --
Transfer                                  --         --   301,605   (301,605)        --           --            --
Conversion of Series B Preferred
  Stock into common stock               (281)        --      (643)        --        924           --            --
Issuance of common stock
  and treasury shares                     --         --    (2,517)        --     11,397           --         8,880
Purchase of treasury stock                --         --        --         --    (80,581)          --       (80,581)
Shares reserved to meet deferred
  compensation obligations                --         --     1,903         --       (279)          --         1,624
Amortization of stock awards              --         --       365         --         --           --           365
Change in net unrealized gain/
  (loss) on available-for-sale
  securities                              --         --        --         --         --        1,169         1,169
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                --    452,407    76,045    400,838    (81,344)       7,126       855,072
Net income                                --         --        --    194,754         --           --       194,754
Cash dividends declared on
  common stock                            --         --        --    (68,295)        --           --       (68,295)
Issuance of common stock
  and treasury shares                     --         --     4,670         --     20,777           --        25,447
Purchase of treasury stock                --         --        --         --   (105,558)          --      (105,558)
Shares reserved to meet deferred
  compensation obligations                --         --     2,868         --       (923)          --         1,945
Amortization of stock awards              --         --       432         --         --           --           432
Change in net unrealized gain/
  (loss) on available-for-sale
  securities                              --         --        --         --         --        2,216         2,216
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             $  --   $452,407   $84,015   $527,297  $(167,048)      $9,342      $906,013
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (38)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (dollars in thousands)
                                                  1997      1996        1995
-----------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                   $ 194,754 $ 158,359 $   136,603
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization                   22,875    21,077      19,651
Intangible amortization                         17,379    17,282      14,037
Provision for loan losses                       53,614    40,773      25,101
Provision for deferred taxes                    33,669    27,359      19,674
(Gain)/loss on sale of premises and
 equipment-net                                      70      (166)       (311)
(Gain)/loss on sale of securities-net            4,239     2,451      (1,910)
(Gain)/loss on sale of mortgage loans           (4,987)   (2,745)      1,546
Mortgage loans originated for sale on
 the secondary market                         (335,008) (285,284)   (235,026)
Proceeds from sale of mortgage loans on
 the secondary market                          330,281   311,012     191,760
Net change in other assets                    (106,254)   (9,441)    (96,360)
Net change in other liabilities                 16,288    (2,352)     39,780
-----------------------------------------------------------------------------
    Total adjustments                           32,166   119,966     (22,058)
-----------------------------------------------------------------------------
    Net cash provided by operating activities  226,920   278,325     114,545
-----------------------------------------------------------------------------
Cash Flows from Investing Activities:
Proceeds from maturities of held-to-maturity
 securities                                     55,653    60,497     223,349
Proceeds from maturities of available-for-
 sale securities                               325,646   327,685     123,150
Proceeds from sales of available-for-sale
 securities                                    189,627   143,222     520,772
Purchase of held-to-maturity securities        (42,551)  (44,024)    (43,895)
Purchase of available-for-sale securities     (192,265) (285,173)   (170,488)
Net change in loans                           (996,209) (724,428)   (780,130)
Proceeds from sales of loans                   104,833    31,170     134,595
Proceeds from sales of premises and equipment      351       856       2,091
Purchase of premises and equipment             (22,135)  (16,933)    (19,977)
Net change due to acquisitions of branch
 offices                                        83,711    32,513     568,488
-----------------------------------------------------------------------------
    Net cash provided by/(used in)
     investing activities                     (493,339) (474,615)    557,955
-----------------------------------------------------------------------------
Cash Flows from Financing Activities:
Net change in deposits                         228,498   120,174    (314,496)
Net change in short-term borrowings            192,253   186,301    (299,684)
Principal payments on long-term debt                --   (12,780)     (5,470)
Proceeds from issuance of long-term debt       106,051    98,754          --
Proceeds from issuance of trust preferred
 securities                                    148,554        --          --
Proceeds from issuance of common stock          16,424     8,880       4,598
Purchase of treasury stock                    (105,558)  (80,581)    (12,081)
Shares reserved to meet deferred
 compensation obligations                        1,945     1,624       1,111
Dividends paid                                 (64,829)  (53,274)    (46,397)
-----------------------------------------------------------------------------
    Net cash provided by/(used in)
     financing activities                      523,338   269,098    (672,419)
-----------------------------------------------------------------------------
Net change in cash and cash equivalents        256,919    72,808          81
Cash and cash equivalents at beginning
 of year                                       559,001   486,193     486,112
-----------------------------------------------------------------------------
Cash and cash equivalents at end of year     $ 815,920 $ 559,001 $   486,193
-----------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)
                                                  1997      1996        1995
-----------------------------------------------------------------------------
Cash Paid During the Year for:
Interest                                     $ 341,318 $ 323,211 $   321,300
Income taxes                                    47,348    53,815      45,394
-----------------------------------------------------------------------------
Noncash transfer of loans to other real
 estate owned                                    1,713     1,457       1,327
-----------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (39)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies
     The accounting and reporting policies of Star Banc Corporation and subsidiaries ("the Corporation") follow generally accepted accounting principles and conform to general practices within the banking industry. The following is a description of the more significant accounting policies followed by the Corporation.

Basis of Presentation
     The consolidated financial statements include the accounts of the Corporation and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.
     Certain amounts within the consolidated financial statements as of and for the years ended December 31, 1996 and 1995 have been restated to conform to the 1997 presentation.

Nature of Operations
     Star Banc Corporation is a multi-state bank holding company headquartered in Cincinnati, Ohio. Through its banking subsidiary the Corporation operates over 279 banking offices in Ohio, Kentucky and Indiana and provides a full range of consumer, commercial and trust financial products, including deposit, credit and investment services.

Investment Securities
     When securities are purchased, they are classified in the held-to-maturity portfolio, the available-for-sale portfolio, or as trading securities. Held-to-maturity securities are debt securities that the Corporation has the positive intent and ability to hold to maturity. Held-to-maturity securities are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities are debt and equity securities which will be held for an indefinite period of time and may be sold from time to time for asset/liability purposes, in order to manage interest rate risk or for liquidity needs. Available-for-sale securities are reported at fair value. Unrealized gains or losses for these securities are excluded from earnings and reported, net of tax, in a separate component of equity. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in current earnings. Currently, the Corporation has not classified any securities as trading. The cost of securities sold is determined on a specific identification basis. Additional disclosures related to investment securities are shown in Note 3.

Loans
     Loans are stated at the principal amount outstanding, net of unearned interest and unamortized origination fees and costs. Interest income on loans is recognized using the interest method or methods that approximate the interest method.
     Loans held-for-sale are carried in the aggregate at lower of cost or fair value and included in total loans in the consolidated balance sheets.
	Loans are placed on nonaccrual status when, in the opinion of management, there is a reasonable doubt as to future collectibility of interest or principal.
Loans are generally placed on nonaccrual status when they are past due 90 days as to either principal or interest. However, loans that are well secured and in the process of collection may not be placed on nonaccrual status, at the judgment of senior management. All accrued interest receivable is reversed when loans are put on nonaccrual status.

Allowance for Loan Losses
     The allowance for loan losses, which is reported as a deduction from loans, is available for loan charge-offs. The allowance is increased by provisions which are charged to earnings and recoveries of loans previously charged off. The allowance is reduced by loan charge-offs.
     The Corporation follows SFAS No. 114, as amended by SFAS No. 118, related to accounting by creditors for impairment of loans. SFAS No. 114 requires that impaired loans, as defined by the statement, be measured based on (1) the present value of the expected future cash flows discounted at the loan's effective interest rate, or (2) as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded.
     The specific valuation allowance recorded on impaired loans is included in the total allowance for loan losses. In addition to the methods prescribed in SFAS No. 114 for impaired loans, the amount of the provision for loan losses necessary to maintain the adequacy of the total allowance is based on management's evaluation of several key factors: the current loan portfolio, current economic conditions, evaluation of significant problem loans, changes in the mix and levels of the various types of loans, past net charge-off experience and other pertinent information.
     The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed continually and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Charge-offs are made against the allowance for loan losses when management concludes that the loan amounts are likely to be uncollectible.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (40)

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

Other Real Estate Owned
     Other real estate owned represents real estate of which the Corporation has taken control in partial or total satisfaction of loans, in addition to closed bank offices.
     Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell, and is included in other assets in the consolidated balance sheets. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are recorded in noninterest expense.

Mortgage Servicing Rights
     In 1997, the Corporation adopted Statement of Financial Accounting Standards No. 125 (SFAS No. 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights" which was adopted by the Corporation in 1996. SFAS No. 125 requires that a servicing asset (or servicing liability) be recognized each time the Corporation undertakes the obligation to service a financial asset. Currently the Corporation recognizes servicing assets on mortgage loans sold on the secondary market.
     SFAS No. 125 requires that at the time a loan is sold or securitized, the servicing asset is measured by allocating the total cost of the loan between the mortgage servicing right and the loan based on their relative fair values. Under SFAS No. 125, servicing assets are assessed for impairment based on their relative fair value. In addition, mortgage servicing assets must be stratified based on one or more predominant risk characteristics of the underlying loans and impairment is recognized through a valuation allowance for each impaired stratum. The effect of the adoption of SFAS No. 125 was not material to the Corporation.
     Mortgage servicing rights are amortized as a reduction of servicing revenues over the period of the estimated lives of the underlying loans, in proportion with estimated net servicing income. See Note 7 for additional information and required disclosures under SFAS No. 125.

Intangible Assets
     The excess of the Corporation's cost of acquisitions over the fair value of net assets acquired is being amortized on a straight-line basis over periods of 12 to 40 years. Core deposit intangibles, which represent the net present value of the future economic benefits related to deposits purchased, are being amortized on a straight-line basis over periods ranging from 8 to 17 years.
     Other identified intangible assets of the Corporation are being amortized on a straight-line basis over 25 years.
     The Corporation reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Asset values and the related amortization expense are based on estimated lives and significant changes in these lives could significantly affect future amortization expense.

Income Taxes
     The Corporation files a consolidated federal income tax return. The Corporation recognizes the amount of taxes payable (or refundable) for the current year and deferred taxes, related to temporary differences in the tax and financial reporting bases of assets and liabilities. Temporary differences occur when tax laws differ from the recognition and measurement requirements of financial accounting standards. Temporary differences relate to lease financing, allowance for loan losses, depreciation of fixed assets, pension liabilities and deferred loan fees, among others. Provisions for deferred taxes are made at each legal entity of the Corporation in recognition of such temporary differences. Disclosures required by SFAS No. 109 are shown in Note 10.

Derivative Financial Instruments
     The Corporation utilizes derivative financial instruments, primarily interest rate swap agreements, for hedging purposes to reduce exposure to adverse changes in interest rates and in foreign currency exchange rates. The income or expense related to these transactions is recognized, on an accrual basis, over the life of the hedged instrument as an adjustment to interest income or expense. Substantially all the derivatives of the Corporation are accounted for as "hedges." Interest rate swap transactions are analyzed as to the spread, asset yield or liability cost being protected. The specific asset or liability or class of assets or liabilities are identified and the correlation between the hedged item, the derivative instrument and the associated interest rate risk is documented. The Corporation periodically reviews the correlation between the rates on the derivative and the hedged items, in addition to the changes in the market value of the derivative and the changes in the fair value of the hedged item. If the underlying designated hedged item were to mature or be sold, the related derivative instrument would be marked-to-market or terminated with any gain or loss recognized in the current period. Additional disclosures related to derivatives are shown in Note 19.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (41)

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

Stock-Based Compensation
     In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require a "fair value" based method of accounting for stock-based compensation plans. With the adoption of SFAS No. 123, the Corporation elected to continue to follow the principles of APB Opinion No. 25 for expense recognition purposes. The disclosures required by SFAS No. 123 are shown in Note 15.

Statement of Cash Flows
     For purposes of reporting cash flows on the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and securities purchased under agreements to resell.

Earnings Per Share
     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") for all publicly held companies. SFAS No.128 replaces the presentation of primary EPS with a presentation of basic EPS and requires the presentation of basic and diluted EPS on the consolidated income statements. Basic EPS excludes all dilution, while diluted EPS reflects the potential dilution that could occur if securities, stock options or other contracts to issue stock were exercised resulting in the issuance of common shares. See Note 23 for the reconciliation of the computation of basic and diluted earnings per share as required by SFAS No. 128.
     All prior period EPS data has been restated in accordance with SFAS No.
128.


NOTE 2 - Reserve Balance Requirements
     Banking regulations require the Corporation's banking subsidiary to maintain cash reserves which are unavailable for investment. The amounts of such reserves, which are included in cash and due from banks in the consolidated balance sheets, were $142 million and $133 million at December 31, 1997 and 1996, respectively.


NOTE 3 - Investment Securities
     The table below summarizes unrealized gains and losses for held-to-maturity and available-for-sale securities at December 31, 1997 and 1996.

                                                1997                                     1996
                              ---------------------------------------  ---------------------------------------
                               Amortized     Unrealized          Fair   Amortized     Unrealized          Fair
(dollars in thousands)              Cost    Gains  Losses       Value        Cost    Gains  Losses       Value
--------------------------------------------------------------------------------------------------------------
Held-to-Maturity
Mortgage-backed securities    $   89,443  $    --  $  747  $   88,696  $  113,754  $    --  $1,045  $  112,709
Obligations of state and
 political subdivisions           65,106    2,048     854      66,300      54,203    1,920     506      55,617
--------------------------------------------------------------------------------------------------------------
  Total held-to-maturity
   securities                 $  154,549  $ 2,048  $1,601  $  154,996  $  167,957  $ 1,920  $1,551  $  168,326
--------------------------------------------------------------------------------------------------------------
Available-for-Sale
U.S. Treasuries and agencies  $   14,727  $   205  $    4  $   14,928  $   20,282  $   160  $    7  $   20,435
Mortgage-backed securities       899,115   15,369     124     914,360   1,250,598   15,828   4,998   1,261,428
Other debt securities              1,935        9      16       1,928       1,434        6       1       1,439
Federal Reserve/FHLB stock
 and other equity securities      77,093        1     691      76,403      49,010       --      --      49,010
--------------------------------------------------------------------------------------------------------------
  Total available-for-sale
   securities                 $  992,870  $15,584  $  835  $1,007,619  $1,321,324  $15,994  $5,006  $1,332,312
--------------------------------------------------------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (42)

     The following table presents the amortized cost and fair value of held-to-maturity and available-for-sale debt securities at December 31, 1997.

                                                Amortized          Fair
(dollars in thousands)                               Cost         Value
-----------------------------------------------------------------------
Held-to-Maturity
One year or less                               $   36,336    $   36,572
After one year through five years                  47,390        47,159
After five years through ten years                 45,815        45,798
After ten years                                    25,008        25,467
-----------------------------------------------------------------------
    Total                                      $  154,549    $  154,996
-----------------------------------------------------------------------
Available-for-Sale
One year or less                               $  223,658    $  227,429
After one year through five years                 574,908       584,600
After five years through ten years                 82,578        83,970
After ten years                                    34,633        35,217
-----------------------------------------------------------------------
    Total                                      $  915,777    $  931,216
-----------------------------------------------------------------------
Note: Maturity information related to mortgage-backed securities included above is presented based upon weighted average maturities anticipating future prepayments.


     As of December 31, 1997, the Corporation reported a net unrealized gain of $15 million for available-for-sale securities. For 1997, the unrealized gain/(loss) reported as a separate component of equity (net of tax) changed from an unrealized gain of $7 million to an unrealized gain of $9 million, increasing equity $2 million.
     The following table provides information as to the amount of gross gains and (losses) realized through the sales of available-for-sale investment securities.

(dollars in thousands)                       1997      1996      1995
----------------------------------------------------------------------
Debt securities:
    Gross gains                           $   280   $     3   $ 3,275
    Gross (losses)                         (4,519)   (2,450)   (1,365)
Equity securities losses                       --        (4)       --
----------------------------------------------------------------------
    Net securities gains/(losses)         $(4,239)  $(2,451)  $ 1,910
----------------------------------------------------------------------


     Securities with a carrying value of $915 million at December 31, 1997 and $1.28 billion at December 31, 1996, were pledged to secure deposits and for other purposes. All securities pledged to secure deposits and repurchase agreements are controlled solely by Star Bank, N.A.


NOTE 4 - Loans
     The following table lists information related to nonperforming loans as of December 31.

(dollars in thousands)                              1997      1996
------------------------------------------------------------------
Loans on nonaccrual status                       $24,952   $39,375
Restructured loans                                    11        80
------------------------------------------------------------------
     Total nonperforming loans                   $24,963   $39,455
------------------------------------------------------------------
Interest that would have been recognized
  on nonperforming loans in accordance
  with their original terms                      $ 3,834   $ 3,934
Actual interest recorded for nonaccrual
  and restructured loans                             845     2,055
------------------------------------------------------------------

     Most of the Corporation's business activity is with customers located in the immediate market areas of its subsidiary bank in Ohio, Kentucky and Indiana. As of December 31, 1997, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10 percent of total loans.
     At December 31, 1997, loans held for sale, included in total loans, amounted to $36 million, compared to $22 million at December 31, 1996.
     The Corporation evaluates the credit risk of each customer on an individual basis and obtains collateral when it is deemed appropriate. Collateral varies by individual loan customer, but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guaranties, and general security agreements. Access to collateral is dependent on the type of collateral obtained. On an ongoing basis, the Corporation monitors its collateral and the collateral value related to the loan balance outstanding.
     The aggregate amount of loans in excess of $60,000 outstanding to directors and executive officers (including their related interests) of the parent company and its wholly-owned subsidiary, Star Bank, N.A., amounted to $39,807,000 and $54,766,000 at December 31, 1997 and 1996, respectively. During
1997, new loans and repayments related to outstanding loans amounted to $11,819,000 and $7,907,000, respectively. $18,871,000 included in 1996 was removed from 1997 loans due to retirement of a director during 1997. Management believes these loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (43)

NOTE 5 - Allowance for Loan Losses and Impaired Loans
     A summary of the activity in the allowance for loan losses is shown in the following table.

(dollars in thousands)                   1997      1996      1995
------------------------------------------------------------------
Balance--beginning of year           $118,689  $106,909  $ 95,979
  Loans charged off                   (55,831)  (43,653)  (28,248)
  Recoveries on loans
    previously charged off             15,583    14,660    14,077
------------------------------------------------------------------
  Net charge-offs                     (40,248)  (28,993)  (14,171)
  Provision charged
    to earnings                        53,614    40,773    25,101
------------------------------------------------------------------
Balance--end of year                 $132,055  $118,689  $106,909
------------------------------------------------------------------

     As described in Note 1, the Corporation adopted SFAS No. 114 and SFAS No. 118 in 1995. The valuation allowance recorded on impaired loans in accordance with SFAS No. 114, is included in the total allowance for loan losses shown above. The adoption of SFAS No. 114 and 118 did not have a material impact on the financial condition or results of operations of the Corporation.
     The average recorded investment in impaired loans was $24 million for 1997 and $32 million for 1996. As a general policy, the Corporation applies both principal and interest payments received on impaired loans as a reduction of principal. The Corporation did not recognize any interest on impaired loans in 1996 or 1997.
     The following table shows the Corporation's recorded investment in impaired loans and the related valuation allowance (as calculated under SFAS No. 114) at December 31, 1997 and 1996.

(dollars in thousands)                     1997                   1996
--------------------------------- ---------------------- ---------------------
                                    Recorded  Valuation    Recorded  Valuation
                                  Investment  Allowance  Investment  Allowance
------------------------------------------------------------------------------
Impaired Loans:
  Valuation allowance required       $ 5,517     $1,112     $ 2,215     $  785
  No valuation allowance required     11,190         --      29,018         --
------------------------------------------------------------------------------
        Total impaired loans         $16,707     $1,112     $31,233     $  785
------------------------------------------------------------------------------


NOTE 6 - Premises and Equipment
     Premises and equipment as of December 31 are summarized in the following table.

(dollars in thousands)                              1997      1996
------------------------------------------------------------------
Land                                            $ 15,561  $ 15,754
Bank buildings                                    90,949    89,567
Furniture, fixtures & equipment                   89,596    78,674
Leasehold improvements                            23,968    20,999
Construction in progress                           1,255     1,799
------------------------------------------------------------------
            Total premises and equipment         221,329   206,793
Less: Accumulated depreciation
      and amortization                            79,890    70,748
------------------------------------------------------------------
            Net premises and equipment          $141,439  $136,045
------------------------------------------------------------------


     Depreciation and amortization expense related to premises and equipment amounted to $16,440,000 in 1997, $15,106,000 in 1996 and $13,894,000 in 1995.
	Total rental expense was $18,991,000 in 1997, $16,052,000 in 1996 and
$15,506,000 in 1995.
     Future minimum rental payments related to non-cancelable operating leases having initial terms in excess of one year are $12,468,000 in 1998, $11,210,000 in 1999, $10,152,000 in 2000, $8,743,000 in 2001, $8,079,000 in 2002 and
$35,390,000 in later years.


NOTE 7 - Mortgage Servicing Rights
     Effective January 1, 1997, the Corporation adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 supersedes SFAS No. 122 which was adopted by the Corporation in 1996.
     The value of pre-SFAS No. 122 purchased mortgage servicing rights (PMSRs) was established using the amount of consideration paid, which is based on current market conditions at the time the loan was purchased. In 1997, the Corporation sold all servicing rights capitalized in 1996 and began selling all new mortgage servicing assets to a third party on a quarterly basis. The value of the 1997 servicing assets was established based on the future sale commitment of those assets.
     Quarterly impairment testing is performed using a discounted cash flow methodology assuming current national prepayment speeds and a current discount rate. Discount rates used for impairment testing were 9.25 percent at December 31, 1997 and 8.0 percent at December 31, 1996. Impairment is recognized through a valuation allowance for each impaired stratum.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (44)

     The following is a summary of mortgage servicing rights at December 31, 1997 and 1996.

Mortgage Servicing Rights:
(dollars in thousands)                      1997       1996
------------------------------------------------------------
Balance at beginning of year            $ 12,820   $ 10,344
    Amount capitalized                     3,497      4,685
    Amortization                          (1,483)    (2,209)
    Sales                                 (5,548)        --
------------------------------------------------------------
  Balance at end of year                   9,286     12,820
------------------------------------------------------------
Fair Value at end of year               $ 10,568   $ 15,455
------------------------------------------------------------

     There was no valuation allowance established related to mortgage servicing rights at December 31, 1997 or 1996.


NOTE 8 - Deposits
     The following is a summary of the Corporation's total deposits as of December 31.

(dollars in thousands)                      1997           1996
---------------------------------------------------------------
Noninterest-bearing deposits          $1,717,987     $1,571,080
Savings                                  794,365        920,555
NOW                                      119,573        194,564
Money market deposit accounts          2,327,703      1,838,578
Time deposits $100,000 and over          364,830        440,181
All other time deposits                2,873,117      2,911,303
---------------------------------------------------------------
  Total interest-bearing deposits      6,479,588      6,305,181
---------------------------------------------------------------
    Total deposits                    $8,197,575     $7,876,261
---------------------------------------------------------------

     Maturities of total time deposits at December 31, 1997 were $2.39 billion less than one year, $824 million 1-5 years and $27 million over 5 years.


NOTE 9 - Short-Term Borrowings
     The following table is a summary of short-term borrowings for the last three years.

(dollars in thousands)                  1997               1996               1995
------------------------------ ----------------- ------------------ ------------------
                                   Amount  Rate       Amount  Rate       Amount  Rate
--------------------------------------------------------------------------------------
At year end:
  Federal funds purchased      $  456,660  5.5%   $  254,877  5.6%   $  211,854  5.8%
  Securities sold under
    agreements to repurchase      552,505  4.7       599,207  4.3       471,987  5.1
  Commercial paper                102,103  5.8        66,078  5.5        36,810  5.7
  Other short-term borrowings       2,302  4.5         1,155  4.4        14,365  4.5
--------------------------------------------------------------------------------------
      Total                     1,113,570  5.1       921,317  4.8       735,016  5.3
--------------------------------------------------------------------------------------
Average for the year:
  Federal funds purchased         331,971  5.5       281,102  5.3       440,335  5.9
  Securities sold under
     agreements to repurchase     580,856  4.4       512,193  4.3       479,285  4.9
  Commercial paper                101,616  5.5        91,797  5.5        11,861  5.9
  Other short-term borrowings       2,457  4.0        12,933  6.0        83,071  5.7
--------------------------------------------------------------------------------------
      Total                    $1,016,900  4.8%   $  898,025  4.8%   $1,014,552  5.4%
--------------------------------------------------------------------------------------
Maximum month-end balances:
  Federal funds purchased      $  621,921         $  375,109         $  544,269
  Securities sold under
     agreements to repurchase     600,176            599,207            549,437
  Commercial paper                125,007            130,097             36,810
  Other short-term borrowings       7,746             75,046            295,007
--------------------------------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (45)

NOTE 10 - Income Taxes
     At December 31, 1997, included in the Corporation's consolidated balance sheet was a net deferred tax liability of $89,805,000, compared to $54,591,000, at December 31, 1996. This change was primarily due to increases in leasing operations. The Corporation has not recorded a valuation reserve related to deferred tax assets.
     The components of the net deferred tax asset/(liability) at December 31, 1997 and 1996 were as follows:

(dollars in thousands)                             1997         1996
---------------------------------------------------------------------
  Allowance for loan losses                   $  46,260   $   41,689
  Deferred loan fees/costs                          995        1,133
  Deferred compensation                           4,499        3,391
  Intangible asset amortization                     280          458
  Other                                           3,166        3,044
---------------------------------------------------------------------
        Total deferred tax asset                 55,200       49,715
---------------------------------------------------------------------
  Leased assets                                (120,078)     (84,868)
  Pension liabilities                            (6,410)      (5,559)
  Depreciation of fixed assets                   (6,364)      (5,953)
  Unrealized gain on securities                  (5,402)      (3,862)
  FHLB stock dividend                            (2,504)      (1,735)
  Intangible assets/purchase
    accounting adjustments                       (1,021)        (277)
  Other                                          (3,226)      (2,052)
---------------------------------------------------------------------
        Total deferred tax liability           (145,005)    (104,306)
---------------------------------------------------------------------
        Net deferred tax asset/(liability)    $ (89,805)   $ (54,591)
---------------------------------------------------------------------

     Income tax expense for the last three years consisted of the following:

(dollars in thousands)                     1997      1996      1995
--------------------------------------------------------------------
Current payable:
  Federal                               $61,388   $52,668   $47,704
  State                                   1,276     1,351     1,036
--------------------------------------------------------------------
        Total current
          income tax                     62,664    54,019    48,740
--------------------------------------------------------------------
Deferred federal income tax
 resulting from:
  Allowance for loan losses              (4,571)   (4,122)   (4,416)
  Leasing                                35,210    29,525    23,137
  Intangible assets                         549        32    (1,299)
  Other-net                               2,492     1,924     2,252
--------------------------------------------------------------------
        Total deferred
          federal income tax             33,680    27,359    19,674
--------------------------------------------------------------------
        Income tax                      $96,344   $81,378   $68,414
--------------------------------------------------------------------

     A reconciliation of the statutory tax rate to the effective tax rate is as follows:

                                           1997      1996      1995
---------------------------------------------------------------------
Statutory tax rate                         35.0 %    35.0 %    35.0 %
Adjustments to statutory
 tax rate:
  Tax-exempt interest income               (0.8)     (1.0)     (1.1)
  Other-net                                (1.0)     (0.1)     (0.5)
---------------------------------------------------------------------
Effective tax rate                         33.2 %    33.9 %    33.4 %
---------------------------------------------------------------------


NOTE 11 - Long-Term Debt
     The following is a summary of the Corporation's long-term debt as of December 31.

(dollars in thousands)                           1997       1996
----------------------------------------------------------------
Parent company:
5.95% to 6.97% Medium term notes--           $106,065   $     --
  semiannual payments of interest,
  principal due 1999 through 2002
Star Bank, N.A.:
6 3/8% Subordinated notes--semiannual
  payments of interest, principal
  due 2004                                    148,799    148,606
6 5/8% Subordinated notes--semiannual
  payments of interest, principal
  due 2006                                     98,878     98,753
----------------------------------------------------------------
        Total long-term debt                 $353,742   $247,359
----------------------------------------------------------------

     The parent company has a line of credit of $150 million, of which the total amount was available as of December 31, 1997.
     The following table presents the scheduled payments of the Corporation's long-term debt.

(dollars in thousands)                           1997       1996
----------------------------------------------------------------
1998                                         $     --   $     --
1999                                           54,987         --
2000                                           36,121         --
2001                                               --         --
2002                                           14,957         --
Later Years                                   247,677    247,359
----------------------------------------------------------------
        Total long-term debt                 $353,742   $247,359
----------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (46)

NOTE 12 - Trust Preferred Securities
     In 1997, the Corporation formed Star Capital I ("The Trust"), a wholly owned Delaware business trust, which issued $150 million of Corporation-obligated mandatorily redeemable Floating Rate Securities ("Capital Securities"). The Trust used the proceeds from the issuance of the Capital Securities to purchase a like amount of Floating Rate Junior Subordinated Debentures ("the Debentures") of the parent company. The Debentures are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements of the Corporation. The Corporation used the proceeds from the sale of the Debentures for general corporate purposes, which included repurchase of common equity of the Corporation, repayment of indebtedness, investments in or extensions of credit to its subsidiaries and the financing of possible acquisitions.
     The Capital Securities accrue and pay distributions quarterly at an annual rate equal to three month LIBOR plus 0.765% of the liquidation amount of $1,000 per Capital Security. The parent company has fully and unconditionally guaranteed the obligations of the Trust. The guarantee covers the payment of distributions and payments on liquidation of the Trust or the redemption of the Capital Securities, but only to the extent of the funds held by the Trust. The Corporation has the right to defer payment of interest on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters, provided that no deferred period extends beyond the stated maturity of the Debentures.
     The Capital Securities are mandatorily redeemable upon the maturity of the Debentures on June 15, 2027, or upon earlier redemption as provided by the indenture. The parent company can redeem the Debentures in whole or in part on or after June 15, 2007 or any time in whole upon the occurrence of a Special Event (as defined in the offering circular). For financial reporting purposes the Corporation treats the Capital Securities as debt and the distributions to the security holders are recorded as interest expense.


NOTE 13 - Pension
     The Corporation has a non-contributory defined benefit pension plan covering substantially all employees. The benefits are based on years of service and employees' compensation while employed. The Corporation's funding policy is to make an annual contribution to the plan which at least equals the minimum required contribution.
     The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated balance sheets at December 31, 1997 and 1996.

(dollars in thousands)                       1997      1996
------------------------------------------------------------
Projected benefit obligation:
  Vested benefits                         $65,099   $54,539
  Nonvested benefits                        1,621     1,276
------------------------------------------------------------
    Accumulated benefit obligation         66,720    55,815
  Effect of projected future
    compensation levels                     8,554     6,639
------------------------------------------------------------
      Projected benefit obligation         75,274    62,454
Plan assets                               104,230    85,538
------------------------------------------------------------
      Plan assets in excess of
        projected benefit obligation       28,956    23,084
Unrecognized net (gain)/loss due to
  past experience different from
  assumptions made                         (1,413)    2,706
Unrecognized prior service cost              (249)     (270)
Unrecognized net asset being
  recognized over 16 years                 (4,783)   (6,034)
------------------------------------------------------------
      Prepaid pension cost in
        consolidated balance sheets       $22,511   $19,486
------------------------------------------------------------

     Plan assets primarily consist of listed stocks, corporate bonds, United States Treasury and Agency securities, and mutual funds. Included in plan assets at December 31, 1997 were 209,800 shares of the Corporation's stock with a value of $12 million. December 31, 1996 plan assets included 289,800 shares with a value of $9 million.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (47)

     Net pension cost, which amounted to a credit for 1995 through 1997, included the following components:

(dollars in thousands)                       1997      1996     1995
---------------------------------------------------------------------
Service cost - benefits
  earned during the
  period                                 $  2,401  $  2,465  $  2,108
Interest cost of
  projected benefit
  obligation                                4,710     4,174     3,806
Actual total return
  on plan assets                          (21,805)  (10,846)  (11,245)
Net amortization
  and deferral                             11,670     1,987     3,273
----------------------------------------------------------------------
    Net periodic
      pension (credit)                   $ (3,024) $ (2,220) $ (2,058)
----------------------------------------------------------------------

     In determining the projected benefit obligation, the following weighted average rates were used.

                                             1997      1996     1995
---------------------------------------------------------------------
Discount rate                                7.00%     7.75%    7.50%
Future salary increases                      4.50      4.50     4.00
Long-term return on assets                  11.00     10.10     9.58
---------------------------------------------------------------------


NOTE 14 - Other Postretirement Benefits
     The Corporation provides health care benefits to current retirees, and their spouses, who retired prior to January 1, 1993. Employees who retired after January 1, 1993 may obtain health care benefits under the Corporation's health care plan; however, the total amount of premiums is paid by the retiree.
     The liability for postretirement benefits is unfunded. The following table sets forth the amount of the accumulated benefit obligation recognized in the Corporation's consolidated balance sheet at December 31, 1997 and 1996.

(dollars in thousands)                             1997      1996
------------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
  Retirees                                      $ 3,200   $ 2,995
  Fully eligible active participants                 --        --
------------------------------------------------------------------
   Total                                          3,200     2,995
------------------------------------------------------------------
Unrecognized net gain/(loss)                      1,503     1,903
Unrecognized transition
 obligation being amortized over 14 years        (3,518)   (3,909)
------------------------------------------------------------------
  Accrued postretirement obligation
   in consolidated balance sheets               $ 1,185   $   989
------------------------------------------------------------------

     The components of the net periodic cost of postretirement benefits for 1995 through 1997 were as follows:

(dollars in thousands)                   1997      1996     1995
-----------------------------------------------------------------
Interest cost of projected
  benefit obligation                    $ 196     $ 150    $ 194
Amortization of unrecognized
  transition obligation                   391       391      391
Net amortization
  and deferral                           (111)     (172)    (185)
-----------------------------------------------------------------
    Net periodic
      postretirement
      benefit cost                      $ 476     $ 369    $ 400
-----------------------------------------------------------------

     The weighted average discount rates used in determining the amount of the accumulated benefit obligation were 6.00 percent as of December 31, 1997 and
6.75 percent as of December 31, 1996. The measurement of the accumulated benefit obligation assumed a health care cost trend rate of 11.00 and 10.00 percent for 1996 and 1997, respectively, which gradually decreases to an ultimate rate of 5.80 percent by 2012 and thereafter. The health care cost trend assumption has a significant effect on the amounts reported. To illustrate, a one percent increase in each future year would increase the accumulated postretirement benefit obligation at December 31, 1997 by $291,000 and increase the aggregate of the service and interest cost components of the net periodic benefit cost for the year by $17,000.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (48)

NOTE 15 - Stock Options and Compensation Plans
     In 1997, the shareholders of the Corporation approved the adoption of the Star Banc Corporation 1996 Stock Incentive Plan ("the Plan") replacing the 1986 and 1991 plans. The Plan provides for the grant, to selected key managerial personnel, of options to purchase shares of common stock generally at the stock's fair market value at the date of grant. In addition, the Plan provides for the grant, to selected key managerial personnel, of stock awards and of shares of common stock which are subject to restriction on transfer and to a right of repurchase by the Corporation. Not more than 7,500,000 authorized and unissued shares of common stock, in the aggregate, are available for issue under the Plan. The Plan will terminate on January 7, 2001.
     In 1996, the Corporation adopted the 1996 StarShare Stock Option Plan for all employees. The 1996 StarShare Plan provided a one-time grant to all eligible employees of options to purchase shares of common stock at the stock's fair market value at the grant date. This one-time grant to purchase shares of common stock of the Corporation was made to all active employees (not currently eligible under the 1991 Incentive Plan) as a performance award.
     The 1996 StarShare Plan was in addition to the original 1993 StarShare Plan which was granted, as a performance award, to all eligible employees following the Corporation's restructuring program. The StarShare Plans are one-time grants and therefore no additional shares are available under these plans. The StarShare Plans have no expressed termination date; however, these plans may be terminated or modified by the board of directors at any time.
     All grants of stock options since 1993 under the Stock Incentive and StarShare Plans vest over a four year period. All stock options granted expire ten years after date of grant.
     The following is a summary of options, restricted stock and awards outstanding and exercised under the 1996 Stock Incentive Plan, the Directors Plan and the StarShare Option Plans.

                                                  1997                                  1996
                            ---------------------------------------------   -----------------------------------
                            Restricted Stock      Stock  Weighted-Average    Stock      Stock  Weighted-Average
                                  and Awards    Options    Exercise Price   Awards    Options    Exercise Price
---------------------------------------------------------------------------------------------------------------
Stock Incentive and Directors Plans:
Number of shares outstanding
  at beginning of year                90,000  6,248,043            $16.81   90,000  5,414,919            $13.24
    Granted                           10,000  1,228,325             55.10       --  1,290,900             29.44
    Exercised                             --   (803,449)            11.88       --   (430,212)             9.77
    Cancelled                             --   (186,418)            19.52       --    (27,564)            15.38
---------------------------------------------------------------------------------------------------------------
Number of shares outstanding
  at end of year                     100,000  6,486,501             24.60   90,000  6,248,043             16.81
---------------------------------------------------------------------------------------------------------------
Exercisable at end of year                    3,424,749            $14.48           3,071,650            $12.27
Weighted average fair value
  of options granted                  $40.00     $15.00                         --      $6.25
Available for future grant under
  the Stock Incentive Plans                   6,874,949                               214,656
---------------------------------------------------------------------------------------------------------------
StarShare Stock Option Plans:
Options outstanding at
  beginning of year                           1,491,261            $29.35             187,563            $11.75
    Granted                                          --                --           1,420,875             30.33
    Exercised                                  (119,322)            25.91             (94,371)            11.75
    Cancelled                                  (261,323)            30.27             (22,806)            18.36
---------------------------------------------------------------------------------------------------------------
Options outstanding at
  end of year                                 1,110,616             29.51           1,491,261             29.35
---------------------------------------------------------------------------------------------------------------
Exercisable at end of year                      256,772            $26.76              78,486            $11.75
Weighted average fair value
  of options granted                                 --                                 $6.46
Available for future grant under
  the StarShare Stock Option Plans                   --                                    --
---------------------------------------------------------------------------------------------------------------

Share amounts have been restated to reflect a 3-for-1 stock split in 1996.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (49)

     The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1996 and 1997, respectively: expected volatility of 16.03 percent and 22.42 percent, risk-free interest rates of 6.00 percent and 15.00 percent, dividend yields of
2.02 percent and 1.43 percent, and for both years, expected lives of five years.
     The following table summarizes information about stock options outstanding at December 31, 1997, under the 1996 Stock Incentive Plan, the Directors Plan and the StarShare Option Plans.

                             Options Outstanding                           Options Exercisable
                  -----------------------------------------------   -----------------------------
                       Number  Weighted-Average                          Number
       Range of   Outstanding         Remaining  Weighted-Average   Exercisable  Weighted-Average
Exercise Prices   at 12/31/97  Contractual Life    Exercise Price   at 12/31/97    Exercise Price
-------------------------------------------------------------------------------------------------
Stock Incentive and Directors Plans:
 $ 5.58 -  8.54       183,922        3.52 Years            $ 7.31       183,922            $ 7.31
  11.25 - 11.92     1,975,954        6.26 Years             11.40     1,720,085             11.42
  12.08 - 17.75       921,242        5.93 Years             13.80       768,616             13.85
  19.17 - 22.92     1,074,633        7.98 Years             20.39       484,345             20.34
  24.83 - 30.33     1,107,675        8.94 Years             30.30       267,781             30.30
  39.75 - 57.38     1,223,075        9.87 Years             55.19            --                --
-------------------------------------------------------------------------------------------------
   5.58 - 57.38     6,486,501        7.56 Years             24.60     3,424,749             14.48
-------------------------------------------------------------------------------------------------
StarShare Stock Option Plans:
  11.75 - 12.00        49,287        5.08 Years             11.75        49,338             11.75
  30.33             1,061,329        8.94 Years             30.33       207,434             30.33
-------------------------------------------------------------------------------------------------
 $11.75 - 30.33     1,110,616        8.77 Years            $29.51       256,772            $26.76
-------------------------------------------------------------------------------------------------

Share amounts have been restated to reflect a 3-for-1 stock split in 1996.


     The Corporation applies APB Opinion No. 25 and related interpretations in accounting for all of its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock option grants.
     SFAS No. 123 encourages a "fair value" based method of accounting for stock-based compensation plans. Had the Corporation recognized compensation expense based on the fair value of options at their grant date, as prescribed by SFAS No. 123, the Corporation's net income for 1996 and 1997 would have been $157,333,000 and $191,178,000, respectively. Pro forma basic earnings per share would have been $1.78 in 1996 and $2.22 in 1997. Pro forma diluted earnings per share would have been $1.74 in 1996 and $2.15 in 1997. These pro forma disclosures are not likely to be representative of the effect on reported net income and earnings per share for future years since current options vest over a four year period and additional options are generally granted each year.
     Recipients of stock awards are entitled to a compensation equivalent of the dividends that would have been payable on the awards reserved, over the number of years the award is deemed to be fully earned. Compensation expense and the related increase in equity is recognized by the Corporation over the service period until the award is fully earned, based on the market value of the award. Compensation expense recognized was $365,000 in 1996 and $432,000 in 1997.
     Directors and selected senior officers of the Corporation and its banking subsidiary may participate in the Corporation's Deferred Compensation Plan through which they may postpone the receipt of compensation. Amounts deferred under the plan may be valued on the basis of an interest index or be used to purchase shares of the Corporation's common stock. Although the plan is unfunded for tax purposes, a portion of the shares of trea-sury stock held at December 31, 1997 and 1996 were acquired to meet obligations arising from this plan and are considered common stock equivalents for the purpose of computing earnings per share.
     The Corporation has entered into severance agreements with certain officers of the Corporation. In general, the agreements provide for the payment of a lump sum benefit to the officer, plus the continuation of certain medical and insurance benefits and immediate exercisability of stock options, in the event that the officer's employment is terminated involuntarily by the Corporation, or voluntarily by the officer for good reason, following a change in control of the Corporation during the officer's protected period. The benefits payable under the agreements can be up to three times the officer's base salary and incentive bonus. The aggregate amount payable if all officers were entitled to and exercised their rights to receive payment under these agreements would be approximately $40 million.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (50)

NOTE 16 - Shareholders' Equity
     Each share of common stock outstanding (and each share issued by the Corporation prior to the occurrence of certain events) carries with it one Preferred Stock Purchase Right to purchase, at a price of $100, one-hundredth of a share of Series A Preferred Stock. The Preferred Stock Purchase Rights are exercisable only if a person or group acquires or obtains the right to acquire ownership of 20 percent or more of the Corporation's common stock, commences a tender or exchange offer for 30 percent or more of the common stock, or a holder of 10 percent or more of common stock is declared an "Adverse Person" by the Corporation's board of directors. The Corporation is entitled to redeem the Preferred Stock Purchase Rights at a price of one cent per Preferred Stock Purchase Right at any time before the twentieth day following the date a 20 percent position has been acquired. In connection with the shareholder rights plan, 500,000 shares of the Corporation's 1,000,000 authorized shares of Preferred Stock have been designated as Series A Preferred Stock; no shares of Series A Preferred Stock have been issued.
     In 1996, the board of directors of the Corporation approved the purchase of a total of nine million shares over the next three years under its common stock buyback program. The repurchased shares are held as treasury shares primarily for reissue in connection with the employee stock option plans. As of December 31, 1997, the Corporation had repurchased 5,562,585 shares through the buyback program.


NOTE 17 - Regulatory Capital
     The Corporation and its banking subsidiary are subject to various capital requirements as defined by banking industry regulators for banks and bank holding companies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by the regulators that, if undertaken, could have a material effect on the financial statements of the Corporation. As of the most recent notification from its regulators, at December 31, 1997 and 1996, the Corporation and Star Bank, N.A. were categorized as "well capitalized" under the regulatory framework for prompt corrective action.
     The following provides a summary of the Corporation and its subsidiary bank's tier 1 and total risk-based capital amounts and ratios, as compared to minimum capital requirements for 1997 and 1996.

                                                                   For Minimum
                                                                 Capital Adequacy     To Be Well
(dollars in thousands)                            Actual             Purposes         Capitalized
----------------------------------------   ------------------   ----------------   ----------------
                                               Amount  Ratio      Amount  Ratio      Amount  Ratio
---------------------------------------------------------------------------------------------------
 As of December 31, 1997:
 Total Capital (to Risk Weighted Assets):
  Consolidated                             $1,205,484  12.61%   $764,590   8.00%   $955,737  10.00%
   Star Bank, N.A.                            958,651  10.31     743,754   8.00     929,692  10.00

 Tier 1 Capital (to Risk Weighted Assets):
  Consolidated                                838,185   8.77     382,295   4.00     573,442   6.00
   Star Bank, N.A.                            594,624   6.40     371,877   4.00     557,816   6.00

 Tier 1 Capital (to Average Assets):
  Consolidated                                838,185   8.01     418,537   4.00     523,171   5.00
   Star Bank, N.A.                            594,624   5.82     408,486   4.00     510,608   5.00

---------------------------------------------------------------------------------------------------
As of December 31, 1996:
 Total Capital (to Risk Weighted Assets):
  Consolidated                             $  983,375  11.88%   $662,483   8.00%   $828,104  10.00%
   Star Bank, N.A.                            881,495  10.82     651,623   8.00     814,529  10.00

 Tier 1 Capital (to Risk Weighted Assets):
  Consolidated                                632,316   7.64     331,242   4.00     496,863   6.00
   Star Bank, N.A.                            532,141   6.53     325,812   4.00     488,717   6.00

 Tier 1 Capital (to Average Assets):
  Consolidated                                632,316   6.53     387,128  4.00      483,910   5.00
   Star Bank, N.A.                            532,141   5.58     381,217  4.00      476,522   5.00
---------------------------------------------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (51)

NOTE 18 - Financial Instruments with Off-Balance-Sheet Risk
     The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business in managing its interest rate risk and meeting the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, interest rate swap agreements, interest rate caps, forward contracts to purchase or sell foreign currencies and forward commitments to sell residential mortgage loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Corporation's consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.
     The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contract amount of these instruments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to or typically expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The need for collateral is assessed on a case-by-case basis, based upon management's credit evaluation of the other party.
     The Corporation currently utilizes commitments to purchase or sell foreign currencies and commitments to sell residential real estate loans to hedge positions taken in transactions with customers. In addition, the Corporation utilizes interest rate swap agreements as hedge instruments to reduce exposure to adverse changes in interest rates. The notional amounts of these instruments do not represent exposure to credit loss. Risks associated with these types of financial instruments arise from the movement of interest rates or foreign exchange rates and failure of the other party to the transaction to meet its obligation. The Corporation controls the risk of such instruments through approvals, limits, and monitoring procedures. Note 19 provides additional disclosures on the Corporation's derivative financial instruments.
     The following table shows the contract or notional amount of the Corporation's off-balance-sheet financial instruments as of December 31.

                                                             Contract or
                                                           Notional Amount
                                                       ---------------------
(dollars in millions)                                     1997         1996
----------------------------------------------------------------------------
Financial instruments whose contract
 amounts represent credit risk:
  Commitments to extend credit                          $3,635      $ 3,290
  Standby letters of credit                                382          272
  Commercial and other letters of credit                     8           15
----------------------------------------------------------------------------
Financial instruments whose notional or
 contract amounts exceed the amount of
 credit risk:
  Forward commitments                                   $  105       $   39
  Interest rate swap agreements                            240          367
  Foreign currency spot and forward contracts               66           53
----------------------------------------------------------------------------


NOTE 19 - Derivative Financial Instruments
     The Corporation currently holds derivative financial instruments primarily for purposes other than trading while some foreign exchange spot contracts are held for trading purposes. The average amounts of foreign exchange contracts held for trading purposes in 1997 were immaterial.
     The Corporation has entered into interest rate swap agreements as part of its overall management of interest rate risk. The Corporation's interest rate swap agreements are the standard fixed/floating type of swap agreement. All of the interest rate swaps are treated as hedges, and accordingly, are accounted for on the same basis as the underlying asset or liability being hedged. The income or expense related to derivative financial instruments is recognized on an accrual basis, over the estimated life of the hedged instrument, as an adjustment to interest income or expense.
     The Corporation enters into foreign exchange forward contracts to accommodate the business needs of its customers and for proprietary trading purposes. Foreign exchange-based forward contracts provide for the delayed delivery or purchase of foreign currency. The majority of foreign exchange contracts relate to major foreign currencies such as Canadian dollars, British pounds, Deutsche marks and Japanese yen. The foreign exchange risk associated with these contracts is mitigated by entering into offsetting foreign exchange contracts. Adjustments to the fair value of foreign exchange forward contracts are included in other income on the income statement. As of December 31, 1997,


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (52)
there were no foreign exchange forward contracts, held for trading purposes, outstanding.
     The Corporation uses forward sale commitments to manage the risk associated with adverse changes in interest rates on mortgages held for sale. The sale agreements commit the Corporation to deliver mortgage loans in future periods at specified coupon rates. These commitments have terms of up to 120 days.
     At December 31, 1997, all derivative financial instruments qualify as hedges; however, if a derivative financial instrument that was previously accounted for as a hedge fails to meet the hedge accounting criteria, the instrument will be marked-to-market from that point forward, with any resulting gain or loss recognized in the future period. For derivative instruments which are terminated prior to maturity, the unrealized gain or loss would be deferred and amortized as an adjustment to interest income or expense over the life of the underlying asset or liability which was hedged. In both 1997 and 1995, the Corporation terminated one of its interest rate swap contracts in order to reduce its liability rate sensitive position at that time. These terminations resulted in the deferral of a $395,000 gain in 1997 and a $547,000 loss in 1995.
     Monthly, the Corporation's Asset/Liability Policy Committee and Credit Administration review the credit risk of the Corporation's interest rate swap agreements. Credit Administration reviews the creditworthiness of each counterparty annually and updates individual derivative financial instrument credit lines for each counterparty. To date, none of the interest rate swap agreements include bi-lateral collateralization requirements, except in the case of credit downgrades by Moody's or Standard & Poor's to a rating below investment grade.
     All of the Corporation's derivative financial instruments, fixed rate and floating rate payments are settled on a net basis as permitted under master netting agreements. This reduces the overall potential exposure of the counterparty.
     The following table provides information related to derivative financial instruments as of December 31, 1997.

                                      Maturities of Derivative Products as of December 31,
                                     -------------------------------------------------------
                                                                                       2002
(dollars in thousands)                   1998       1999        2000       2001   and after     Total
------------------------------------------------------------------------------------------------------
Interest Rate Swaps
Receive fixed rate swaps
 Notional value                       $     --   $     --   $240,000   $     --   $     --   $240,000
 Weighted average receive rate              --         --       5.41%        --         --       5.41%
 Weighted average pay rate                  --         --       5.85%        --         --       5.85%
Forward Commitments                   $105,349         --         --         --         --   $105,349
Foreign Currency Spot and
 Forward Contracts                      57,647      2,002      1,850      4,029        292     65,820
------------------------------------------------------------------------------------------------------
     Total notional/contract amount   $162,996   $  2,002   $241,850   $  4,029   $    292   $411,169
------------------------------------------------------------------------------------------------------



NOTE 20 - Litigation
     Various legal claims have arisen during the normal course of business which, in the opinion of management, will not result in material liability to the Corporation.


NOTE 21 - Dividend Restriction
     Bank regulatory agencies limit the amount of dividends a subsidiary bank can declare to the parent company in any calendar year without obtaining prior approval. The limitation of Star Bank, N.A. for 1997 was approximately $272 million. During 1997, the Bank declared $135 million in cash dividends to the parent company. There were no dividends requiring regulatory agency approval in 1997. The amount of dividends available to the parent company from the Bank at January 1, 1998 was $16 million.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (53)

NOTE 22 - Subsequent Event (unaudited)
     On February 7, 1998, the Corporation acquired Great Financial Corporation for 70 percent stock and 30 percent cash. The 70 percent of Great Financial's shares were exchanged for common shares of Star Banc Corporation stock at an exchange ratio of 0.949 Star Banc shares for each share of Great Financial. The remaining 30 percent of Great Financial shares were exchanged for $44 in cash for each share.
     The Corporation issued 9.5 million shares and the total value of this transaction was $648 million. This transaction is structured as a tax-free exchange for shareholders receiving stock and will be accounted for as a purchase transaction.
     The following table presents an Unaudited Pro forma Combined Summary of Operations of the Corporation and Great Financial for the year ended December 31, 1997. The Unaudited Pro forma Combined Summary of Operations is presented as if the Great Financial merger had been effective January 1, 1997.

(dollars in thousands, except per share data)             1997
--------------------------------------------------------------
Net interest income                                   $536,256
Net income                                             197,936
Basic earnings per common share                           2.07
Diluted earnings per common share                         2.01
--------------------------------------------------------------


NOTE 23 - Earnings per Share
     The following table shows the amounts used in the computation of basic and diluted earnings per share, in accordance with SFAS No. 128.

(dollars in thousands except per share data)
                                        1997        1996        1995
---------------------------------------------------------------------
Net income                          $194,754    $158,359    $136,603
Dividends on preferred stock              --          (5)        (76)
---------------------------------------------------------------------
  Net income available to
   common shareholders              $194,754    $158,354    $136,527
---------------------------------------------------------------------
Weighted average shares:
Common shares                         86,160      88,544      90,086
Convertible preferred shares              --          20         233
Stock awards (see note 15)                49          20          --
Stock option (see note 15)             2,668       1,654         928
---------------------------------------------------------------------
  Weighted average diluted
   common shares                      88,877      90,238      91,247
---------------------------------------------------------------------
Basic earnings per share               $2.26       $1.79       $1.52
(net income available to
common shareholders'
divided by weighted
average common shares)
---------------------------------------------------------------------
Diluted earnings per share             $2.19       $1.75       $1.50
(net income divided by
weighted average diluted
common shares)
---------------------------------------------------------------------


     As a result of adoption of SFAS No. 128, earnings per share amounts for prior periods were restated. The effect of the change on previously reported earnings per share is as follows.

                                                    1996        1995
---------------------------------------------------------------------
Reported primary earnings per share                $1.79       $1.52
Effect of SFAS No. 128                                --          --
---------------------------------------------------------------------
Basic earnings per share as restated                1.79        1.52
---------------------------------------------------------------------
Reported fully diluted earnings per share           1.79        1.51
Effect of SFAS No. 128                             (0.04)      (0.01)
---------------------------------------------------------------------
Diluted earnings per share as restated              1.75        1.50
---------------------------------------------------------------------


NOTE 24 - Intangible Assets
     The following is a summary of intangible assets as of December 31 which are included in other assets in the consolidated balance sheets.

(dollars in thousands)                        1997        1996
--------------------------------------------------------------
Intangibles from acquisitions:
  Excess of cost over fair value
    of assets acquired                    $ 61,334    $ 65,909
  Core deposit benefits                     89,433      89,809
  Other identified intangibles              57,082      59,682
Mortgage servicing rights                    9,286      12,820
Purchased credit card relationships          4,733       2,300
--------------------------------------------------------------
         Total intangible assets          $221,868    $230,520
--------------------------------------------------------------


NOTE 25 - Other Noninterest Expense
     The following are included in all other expense for the years ended December 31.

(dollars in thousands)                  1997       1996       1995
------------------------------------------------------------------
Amortization of intangibles          $17,379    $17,282    $14,037
Outside processing services           12,495     11,537     10,655
State taxes                           10,671     10,999      8,597
Marketing                             10,620      8,418     10,257
FDIC insurance                         1,732      2,172      9,783
------------------------------------------------------------------


NOTE 26 - Fair Value of Financial Instruments
     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about both on- and off-balance-sheet financial instruments for which it is practicable to estimate that value. For many of the Corporation's financial instruments, however, an available trading market does not exist; therefore, significant estimations and present value calculations were used to determine fair values as described below. Changes in estimates and assumptions could have a significant impact on these fair values.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (54)

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

Off-Balance-Sheet Instruments
     The fair values of forward commitments to purchase or sell foreign currency and to sell real estate loans are based upon quoted market prices for similar instruments. The fair value of commitments to extend credit and standby and commercial letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The fair value of interest rate swap agreements is the estimated amount that the Corporation would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the creditworthiness of the counterparties.

     The following table summarizes the estimated fair values of the Corporation's financial instruments at December 31.


(dollars in thousands)                       1997                             1996
---------------------------------------------------------------------------------------------
                              Carrying Amount    Fair Value    Carrying Amount    Fair Value
---------------------------------------------------------------------------------------------
Financial assets:
  Cash and cash equivalents       $   815,920   $   815,920        $   559,001   $   559,001
  Investment securities             1,162,168     1,162,615          1,500,269     1,500,638
  Net loans                         8,312,211     8,503,332          7,468,489     7,549,304
Financial liabilities:
  Deposits                         (8,197,575)   (8,193,583)        (7,876,261)   (7,875,464)
  Short-term borrowings            (1,113,570)   (1,113,570)          (921,317)     (921,317)
  Long-term debt                     (502,323)     (520,387)          (247,359)     (244,964)
Off-balance-sheet instruments:(1)
  Commitments to extend credit           (341)         (341)              (642)         (642)
  Standby letters of credit            (1,084)       (1,084)              (835)         (835)
  Foreign currency contracts               --           273                 --           163
  Interest rate swap agreements
    hedging:
        Loans                            (267)       (4,133)              (172)       (7,745)
        Debt                               --            --                 42        (2,741)
  Forward commitments                      --        (1,025)                --           205
---------------------------------------------------------------------------------------------

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


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (55)

NOTE 27 - Parent Company Financial Information

Balance Sheets
As of December 31 (dollars in thousands)                       1997      1996
------------------------------------------------------------------------------
Assets:
Investment in subsidiaries:
  Banking subsidiary                                     $  812,182  $754,801
  Nonbank subsidiaries                                       32,381    17,768
------------------------------------------------------------------------------
     Total investment
      in subsidiaries                                       844,563   772,569
Cash and cash equivalents                                    18,229    38,242
Other investments                                            13,091    10,774
Receivables from subsidiaries                               411,108   124,145
Other assets                                                  9,983     3,445
------------------------------------------------------------------------------
     Total assets                                        $1,296,974  $949,175
------------------------------------------------------------------------------
Liabilities and Shareholders' Equity:
Short-term borrowings                                    $  102,103  $ 66,078
Long-term debt                                              254,646        --
Other liabilities                                            34,212    28,025
Shareholders' equity                                        906,013   855,072
------------------------------------------------------------------------------
     Total liabilities and
      shareholders' equity                               $1,296,974  $949,175
------------------------------------------------------------------------------



Statements of Income
For the years ended December 31 (dollars in thousands)
                                                     1997      1996      1995
------------------------------------------------------------------------------
Revenue:
Dividends from subsidiaries
  Banking subsidiary                             $135,000  $201,700  $ 31,550
  Nonbank subsidiaries                                225     1,600        --
------------------------------------------------------------------------------
     Total dividends
      from subsidiaries                           135,225   203,300    31,550
Fees and assessments from subsidiaries                430       170        --
Other income                                       14,012     6,070     3,486
------------------------------------------------------------------------------
     Total revenue                                149,667   209,540    35,036
------------------------------------------------------------------------------
Expense:
Interest on short-term borrowings                   5,636     5,002       703
Interest on long-term debt                          8,951     1,382     1,541
Other operating expense                             5,292     6,293     3,247
------------------------------------------------------------------------------
     Total expense                                 19,879    12,677     5,491
------------------------------------------------------------------------------
Income before income tax benefit                  129,788   196,863    29,545
Income tax benefit                                 (3,063)   (1,738)     (836)
Equity in undistributed income of subsidiaries     61,903   (40,242)  106,222
------------------------------------------------------------------------------
     Net income                                  $194,754  $158,359  $136,603
------------------------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (56)

Statements of Cash Flows
For the years ended December 31 (dollars in thousands)                 1997         1996         1995
------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                        $ 194,754    $ 158,359    $ 136,603
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Equity in undistributed income of subsidiaries                  (61,903)      40,242     (106,222)
    Depreciation and amortization                                     2,171          706          829
    Net change in receivables from subsidiaries                       2,574        2,274       14,850
    Net change in other assets                                       (6,188)       1,456       (4,165)
    Net change in other liabilities                                  10,269        2,560        2,912
------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                    141,677      205,597       44,807
------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Capital contributions to subsidiaries                                (7,875)      (1,900)     (25,000)
Net change in advances to subsidiaries                             (290,139)     (91,275)     (26,858)
Cash received from sale of interest in partnership to subsidiary         --       27,063           --
Other investing activity                                             (2,288)      (2,625)      (1,749)
------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                       (300,302)     (68,737)     (53,607)
------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Net change in short-term borrowings                                  36,025       29,265       36,813
Principal payments on long-term debt                                     --      (12,780)      (5,470)
Proceeds from issuance of long-term debt                            254,605           --           --
Dividends paid                                                      (64,829)     (53,274)     (46,397)
Proceeds from issuance of common stock                               16,424        8,880        4,598
Purchase of treasury stock                                         (105,558)     (80,581)     (12,081)
Shares reserved to meet deferred compensation obligations             1,945        1,624        1,111
------------------------------------------------------------------------------------------------------
       Net cash provided by/(used in) financial activities          138,612     (106,866)     (21,426)
------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                             (20,013)      29,994      (30,226)
Cash and cash equivalents at beginning of year                       38,242        8,248       38,474
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $  18,229    $  38,242    $   8,248
------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information
For the years ended December 31 (dollars in thousands)                 1997         1996         1995
------------------------------------------------------------------------------------------------------
Cash Paid (Received) During the Year for:
Interest expense                                                  $  12,793    $   6,708    $   2,450
Income taxes, net of tax payments received from subsidiaries         (9,770)      (7,020)      (4,139)
------------------------------------------------------------------------------------------------------


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (57)

NOTE 28 - Summary of Quarterly Financial Information (unaudited)

The following is a summary of quarterly results of operations for 1997 and 1996.

(amounts in thousands, except per share data)                        Quarter Ended
1997                                                  Dec. 31    Sept. 30     June 30     Mar. 31
--------------------------------------------------------------------------------------------------
Net interest income                                  $118,728    $116,184    $114,923    $112,064
Provision for loan losses                              12,000      14,250      13,725      13,639
Net interest income after provision for loan losses   106,728     101,934     101,198      98,425
Noninterest income                                     55,163      53,943      50,039      45,431
Noninterest expense                                    84,892      81,151      79,541      76,179
Income taxes                                           25,276      24,581      24,083      22,404
Net income                                             51,723      50,145      47,613      45,273
--------------------------------------------------------------------------------------------------
Per share: (a)
  Basic earnings per share                           $   0.60    $   0.58    $   0.55     $  0.52
  Diluted earnings per share                             0.58        0.57        0.54        0.51
  Cash dividends declared on common stock                0.20        0.20        0.20        0.20
  Book value of common shares at quarter-end            10.62       10.36        9.93        9.68
Market price -- high                                    58.00       47.06       44.75       45.25
                low                                     46.13       42.63       38.88       29.70
Weighted average common shares outstanding             85,928      85,948      86,021      86,753
Weighted average diluted common shares                 88,767      88,704      88,728      89,316
--------------------------------------------------------------------------------------------------
Ratios:
  Return on average assets                               1.92%       1.90%       1.86%       1.83%
  Return on average equity                              22.97       23.00       22.74       21.71
  Net interest margin                                    4.95        4.93        4.96        4.93
  Efficiency ratio                                      48.58       47.46       47.97       48.12
  Noninterest income as a percent of net revenue        31,57       31.55       30.18       28.69
--------------------------------------------------------------------------------------------------

                                                                     Quarter Ended
1996                                                  Dec. 31    Sept. 30     June 30     Mar. 31
--------------------------------------------------------------------------------------------------
Net interest income                                  $110,561    $107,722    $101,543    $ 98,373
Provision for loan losses                              11,150      12,100       8,700       8,823
Net interest income after provision for loan losses    99,411      95,622      92,843      89,550
Noninterest income                                     43,874      44,453      42,404      39,791
Noninterest expense                                    79,237      81,822      75,062      72,090
Income taxes                                           21,804      20,036      20,415      19,123
Net income                                             42,244      38,217      39,770      38,128
--------------------------------------------------------------------------------------------------
Per share: (a)
  Basic earnings per share                           $   0.48    $   0.43    $   0.45    $   0.43
  Diluted earnings per share                             0.47        0.43        0.44        0.42
  Cash dividends declared on common stock                0.16        0.16        0.16        0.16
  Book value of common shares at quarter-end             9.86        9.62        9.33        9.21
Market price -- high                                    31.38       28.80       23.38       22.21
                low                                     27.96       21.92       21.08       18.71
Weighted average common shares outstanding             87,860      88,089      88,832      89,406
Weighted average diluted common shares                 89,843      89,826      90,355      90,728
--------------------------------------------------------------------------------------------------
Ratios:
  Return on average assets                               1.70%       1.57%       1.66%       1.60%
  Return on average equity                              19.65       18.16       19.24       18.74
  Net interest margin                                    4.93        4.91        4.69        4.58
  Efficiency ratio                                      51.02       53.49       51.85       51.86
  Noninterest income as a percent of net revenue        28.25       29.06       29.29       28.63
--------------------------------------------------------------------------------------------------
(a) Earnings per share and weighted average share amounts have been restated
for adoption of SFAS No. 128.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (58)

RESPONSIBILITY FOR FINANCIAL STATEMENTS OF STAR BANC CORPORATION

Responsibility for the financial information presented in the Annual Report rests with Star Banc Corporation's management. The Corporation believes that the consolidated financial statements reflect fairly the substance of transactions and present fairly the Corporation's financial position and results of operations in conformity with generally accepted accounting principles appropriate in the circumstances applying certain estimates and judgments as required.
     In meeting its responsibilities for the reliability of the financial statements, the Corporation depends on its system of internal controls. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the appropriate corporate authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Although control procedures are designed to achieve these objectives, it must be recognized that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. The Corporation believes that its internal controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions. An important element of the system is a continuing and extensive internal audit program.
     The board of directors of the Corporation has an Audit Committee composed of seven directors who are not officers or employees of the Corporation. The committee meets periodically and privately with management, the internal auditors and the independent public accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.
     Arthur Andersen LLP, independent public accountants, have been engaged to render an independent professional opinion on the Corporation's financial statements. Their audit is conducted in accordance with generally accepted auditing standards and forms the basis for their report as to the fair presentation, in the financial statements, of the Corporation's financial position, operating results and cash flows.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Star Banc Corporation:
     We have audited the accompanying consolidated balance sheets of STAR BANC CORPORATION (an Ohio corporation) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Banc Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Cincinnati, Ohio
January 12, 1998



STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (59)

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

Richard K. Davis
Member of the Managing Committee since 1993
Executive Vice President since 1993

Timothy J. Fogarty
Member of the Managing Committee since 1993
Executive Vice President since 1995

S. Kay Geiger
Member of the Managing Committee since 1995
Executive Vice President since 1995

Jerome C. Kohlhepp
Member of the Managing Committee since 1994
Executive Vice President since 1994

Thomas J. Lakin
Member of the Managing Committee since 1993
Executive Vice President since 1994
Regional Chairman/Central Ohio since 1996

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

Daniel R. Noe
Member of the Managing Committee since 1994
Executive Vice President since 1994

Andrew E. Randall
Member of the Managing Committee since 1995
Executive Vice President since 1995
Regional Chairman/Northern Ohio since 1995

Wayne J. Shircliff
Member of the Managing Committee since 1994
Executive Vice President since 1994

Stephen E. Smith
Member of the Managing Committee since 1993
Executive Vice President since 1995

John T. Taylor
Member of the Managing Committee since 1998
Executive Vice President since 1998
Regional Chairman/Louisville since 1998



CORPORATE DIRECTORS

Paul M. Baker 3,4
Formerly Chairman, Great Financial Corporation

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

V. Anderson Coombe 3
Chairman, The Wm. Powell Co.

John C. Dannemiller 4,5
Chairman, President and Chief Executive Officer, Applied Industrial
Technologies

Jerry A. Grundhofer 1
Chairman, President and Chief Executive Officer, Star Banc Corporation and Star Bank, N.A.

J.P. Hayden, Jr. 1,3,5
Chairman and Chief Executive Officer, The Midland Company

Roger L. Howe 1,2,3
Formerly Chairman, U.S. Precision Lens, Inc.

Thomas J. Klinedinst, Jr. 3,4
Chairman and Chief Executive Officer, Thos. E. Wood, Inc.

Charles S. Mechem, Jr. 2
Chairman, Cincinnati Bell, Inc.
Commissioner Emeritus, Ladies Professional Golf Association

Daniel J. Meyer 2
Chairman, President and Chief Executive Officer, Cincinnati Milacron, Inc.

David B. O'Maley 2
Chairman, President and Chief Executive Officer, Ohio National Life Insurance Company

O+dell M. Owens, M.D., M.P.H. 4
Director of Reproductive Endocrinology and Infertility, The Christ Hospital

Thomas E. Petry 1,2,3
Chairman and Chief Executive Officer, Eagle-Picher Industries, Inc.

Oliver W. Waddell 1
Formerly Chairman, Star Banc Corporation and Vice Chairman, Star Bank, N.A.

1=Executive Committee
2=Compensation Committee
3=Audit Committee
4=Community Outreach and Fair Lending Committee
5=Governance Committee


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (60)

BANKING SUBSIDIARY DIRECTORS & REGIONAL ADVISORY BOARDS

Banking Subsidiary Directors
Star Bank, N.A.
Cincinnati, Ohio
Paul M. Baker
James R. Bridgeland, Jr.
Laurance L. Browning, Jr.
Victoria B. Buyniski
Samuel M. Cassidy
V. Anderson Coombe
John C. Dannemiller
Jerry A. Grundhofer
J.P. Hayden, Jr.
Roger L. Howe
Thomas J. Klinedinst, Jr.
Charles S. Mechem, Jr.
Daniel J. Meyer
David B. O'Maley
O'dell M. Owens, M.D., M.P.H.
Thomas E. Petry
Oliver W. Waddell


Regional Advisory Boards
Ohio
Butler County (Hamilton)
Samuel Boymel
James M. Dixon
Edward L. Dwyer
Jacque R. Huber
James G. Robinson
Thomas G. Stretch

Northern Ohio (Cleveland, Akron, Canton)
Margot James Copeland
John V. McFadden
William P. Mulligan
Tony Philiou
Melvin G. Pye, Jr.
Andrew E. Randall
Edwin Z. Singer

Central Ohio (Columbus)
Todd Barnum
Frank S. Benson, III
Thomas R. Green
William H. Guy
Carl Horton
Thomas J. Lakin

Circleville
Roger Bennington
Philip L. Evans
Robert M. Johnson
Rita J. Knece
Gerald A. Leist
Richard M. Patrick

Hillsboro
Jeffrey S. Beery, M.D.
William L. Cornelius
Douglas R. Daniel
Jeffrey J. Duncan
William H. Siddons
Ronald L. Swonger
Dr. Ralph E. Williams

Preble County (Eaton)
Thomas B. Atkinson
Dennis Behnken
Daniel M. Duke
Floyd C. Geeding
Frederick M. Haber
Gene R. Lindley
Dr. Mark W. Ulrich

Sidney
Timothy J. Geise
Martin L. Given
Scott J. Hinsch, Jr.
Roger L. Lentz
Diane Meyer
Charles G. Rhyan
Thomas E. Shoemaker
Bradley L. Smith

Tri-State (Gallipolis, Ironton, Portsmouth)
Jeanie Balzer
Donald L. Crance
Robert L. Dalton
Douglas R. Daniel
Robert E. Dever
Bill W. Dingus
Bernard L. Edwards
D. Dean Evans
Charles C. Klein
Dean F. Massie, M.D.
John V. Reinhardt
James W. Staker
J. Craig Strafford, M.D.
Wayne F. White

Troy
James W. Brown, III
Rebekah Mohr Brown
William H. Earhart
Mark T. Hamler
Stanley M. Harrison
Robert R. Koverman
Stewart I. Lipp
George N. Meeker
Max A. Myers
Michael E. Pfeffenberger
Steven K. Staley
Jerrold R. Stammen
Timothy J. Weaver
Brian R. Williamson

Kentucky
Central Kentucky
Joseph A. Campanella
Walter G. Ecton, Jr.
Nicholas C. Ellison
Robert C. Froman
Robert B. Geiger
Ralph V. Haile, Jr.
David M. Hall
Kenneth F. Harper
Hugh G. Hines, Jr.
Stanley H. Jones
Glenn R. Marshall
Robert E. Milward
Morrison J. Pickerill
David H. Pribble
John S. Smith
William J. Welty

Louisville
Madeline Abramson
Prentice E. Brown
Ishmon F. Burks
Joseph A. Campanella
Richard K. Davis
Stuart J. Frankenthal
Michael B. Mountjoy
Douglas A. Mussler
Bradford T. Ray
Debbie Scoppechio
Jack H. Shipman
Dick Swope
John T. Taylor

Western Kentucky
Kathy P. Beechem
Vivian M. Bowles, OSU, Ed.D.
Greg Carlson
George L. Greenwell
Arthur L. Harreld
Leslie M. Riherd, M.D.L.
Dean Rodney
Don Wetzel

Indiana
Eastern Indiana (Richmond)
R. Reed Adelsperger
Joseph A. Campanella
J. Richard Cox
Roger A. Hamilton
Boyd Huff
Ronald L. Oberle
David W. Stidham

Southeastern Indiana (Lawrenceburg)
John E. Borgman
Douglas R. Denmure
Robert Hastings
Patricia Krider
Donald Laker
Mark J. Neff
Johnny Nugent
Sheldon A. Rox
A. W. Stryker
Walter C. Wilson


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (61)

CORPORATE INFORMATION


Annual Meeting
The Annual Meeting of Shareholders of Star Banc Corporation will be held at 11:00 a.m. (EDT), Tuesday, April 14, 1998, in the Taft Ballroom, Third Floor of the Westin Hotel, Fifth and Vine Streets, Downtown Cincinnati.


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

David M. Moffett, Executive Vice President and Chief Financial Officer, at the executive office address listed below or by calling (513) 632-4008; or

Steven W. Dale, Vice President and Director, Public Relations----(513) 632-4524


Media requests should be made to:
Steven W. Dale, Vice President and Director, Public Relations----(513) 632-4524


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


Independent Public Accountants
The independent public accountants of Star Banc Corporation are Arthur Andersen LLP, Cincinnati, OH.


Executive Offices
Star Bank Center 425 Walnut Street Cincinnati, OH 45202


Federated Securities Corp. is Distributor of The Star Funds.
Star Bank is Investment Adviser to The Star Funds.
Products and services, including the Star Family of Mutual Funds, available through branch-based investment centers at Star Bank, are not bank deposits and therefore are not obligations of or guaranteed by Star Bank; are not FDIC insured; involve investment risk, including the possible loss of principal. The investment centers offer a program of life insurance, annuities and securities products, available at Star Bank branches. Insurance and annuities are offered through Investar Insurance Agency, Inc., an independent insurance agency licensed in the states of Ohio, Indiana and Kentucky. Securities products and services are offered through MDS Securities, Inc., a registered broker-dealer and member NASD/SIPC. Star Bank is not a registered broker-dealer. When making investment transactions through branch-based investment centers, you are dealing with representatives of MDS Securities, Inc. or Investar Insurance Agency, Inc. None of these companies is affiliated with Star Bank.


This annual report has been produced on recycled paper.


STAR BANC CORPORATION
BANK WITHOUT BOUNDARIES              (62)